    As filed with the Securities and Exchange Commission on December 7, 2007
                                         REGISTRATION STATEMENT NO. 333-________
                                                                       811-08952

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM N-6
          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]
                       POST-EFFECTIVE AMENDMENT NO. _____
                                     AND/OR
          REGISTRATION STATEMENT UNDER THE INVESTMENT ACT OF 1940 [X]
                                AMENDMENT NO. 12

           MetLife of CT Variable Life Insurance Separate Account One
                           (Exact name of Registrant)

                    MetLife Insurance Company of Connecticut
                               (Name of Depositor)

                                  One Cityplace
                                185 Asylum Street
                        Hartford, Connecticut 06103-3415
              (Address of Depositor's Principal Executive Offices)

        Depositor's Telephone Number, including area code: (860) 308-1000

                              MARIE C. SWIFT, ESQ.
                       Metropolitan Life Insurance Company
                               501 Boylston Street
                           Boston, Massachusetts 02116
                     (Name and Address of Agent for Service)

                      Approximate Date of Proposed Filing:
   As soon as possible after the effective date of this registration statement

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall thereafter become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of Securities Being registered: Modified Single Premium Variable Life Insurance Policies

================================================================================

                                   VINTAGELIFE

             MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                                    Issued by

           METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT ONE

     SUPPLEMENT DATED DECEMBER 7, 2007, TO THE PROSPECTUS DATED MAY 2, 2005,
                        AS SUPPLEMENTED ON APRIL 30, 2007

This supplement updates information in, and should be read in conjunction with, the prospectus dated May 2, 2005, as supplemented on April 30, 2007, describing your modified single premium individual variable life insurance policy (the "Policy") that was originally issued by MetLife Life and Annuity Company of Connecticut (formerly known as The Travelers Life and Annuity Company) and funded by MetLife of CT Variable Life Insurance Separate Account One (the "Separate Account"). You can obtain a copy of the May 2, 2005 prospectus and the April 30, 2007 supplement by writing to MetLife Insurance Company of Connecticut, One Cityplace, 185 Asylum Street, 3CP, Hartford, Connecticut 06103-3415.

                                     MERGER

On December 7, 2007, MetLife Life and Annuity Company of Connecticut ("MLAC") merged with and into MetLife Insurance Company of Connecticut (the "Company"). Upon consummation of the merger, MLAC's separate corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLAC, including the Separate Account and its assets. As a result of the merger, the Company also became responsible for all of MLAC's liabilities and obligations, including those created under the Policy. The Policy has thereby become a variable contract funded by a separate account of the Company, and each Policy Owner has thereby become a policy owner of the Company. Thus, all references throughout the May 2, 2005 prospectus and the April 30, 2007 supplement to "MetLife Life and Annuity Company of Connecticut" and "The Travelers Life and Annuity Company" should be removed, and all references to "the Company" or "Issuing Company" refer exclusively to MetLife Insurance Company of Connecticut.

The merger will not affect the provisions of, and the rights and obligations under, the Policy. The Company does not expect the merger to dilute or otherwise adversely affect the economic interests of Policy Owners, or to have any tax consequences on Policy Owners.

                              FINANCIAL INFORMATION

Financial statements reflecting the historical financial information of the Separate Account and the Company may be found in the Statement of Additional Information, a copy of which may be obtained by writing to MetLife Insurance Company of Connecticut, One Cityplace, 185 Asylum Street, 3CP, Hartford, Connecticut 06103-3415, or by calling 1-800-842-9325.

                                     *****

The following information replaces the first two sentences of the first paragraph on page 1 of the prospectus.

     This prospectus describes a modified single premium variable life insurance policy (the "Policy") issued by MetLife Insurance Company of Connecticut.

The following information replaces the heading "The Insurance Companies" and the disclosure under that heading, which appear in the section titled "Description of the Companies, Separate Accounts and Funds."

     THE INSURANCE COMPANY

     MetLife Insurance Company of Connecticut (the "Company") is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands, and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

     Before December 7, 2007, the Policy was issued by MetLife Life and Annuity Company of Connecticut ("MLAC"), a stock life insurance company chartered in 1973 in Connecticut. The Policy was funded through MetLife of CT Variable Life Insurance Separate Account One, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLAC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLAC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLAC, including MetLife of CT Variable Life Insurance Separate Account One and its assets. Pursuant to the merger, therefore, MetLife of CT Variable Life Insurance Separate Account One became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLAC's liabilities and obligations, including those created under the Policy as initially issued by MLAC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Policy has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a policy owner of the Company.

                                   VINTAGELIFE
       Modified Single Premium Individual Variable Life Insurance Policies
                      APRIL 30, 2007 PROSPECTUS SUPPLEMENT
                            ISSUED TO INDIVIDUALS BY:
METLIFE INSURANCE COMPANY OF CONNECTICUT -- METLIFE OF CT SEPARATE ACCOUNT THREE
                                       OR
    METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT -- METLIFE OF CT SEPARATE
                                   ACCOUNT ONE

This prospectus supplement updates certain information contained in your last prospectus dated May 2, 2005 and subsequent supplements for VintageLife, a modified single premium individual life insurance policy issued by MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut. MetLife Life and Annuity Company of Connecticut does not solicit or issue insurance products in the state of New York. Refer to the first page of your Policy for the name of your issuing company. The issuing company is referred to in this prospectus supplement as the Company. Please keep this prospectus supplement for future reference. The Company no longer offers the Policies to new purchasers, but continues to accept addition premium payments. Although the Policy can operate as a single premium policy, additional premium payments may be made under certain circumstances provided there are no outstanding policy loans.

You can build Cash Value by investing in a variety of INVESTMENT OPTIONS, which, in turn, invest in professionally managed Mutual Funds (THE "FUNDS," LISTED BELOW). A fixed rate option (THE "FIXED ACCOUNT") is also available. Except for amounts in the Fixed Account, the value of your Policy will vary based on the performance of the Funds you select. The following Investment Options are available (please see "The Funds" for additional Investment Options that may be available depending on when you purchased your Policy):




LEGG MASON PARTNERS VARIABLE EQUITY TRUST       METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Fundamental        BlackRock Aggressive Growth
     Value Portfolio -- Class I                   Portfolio -- Class D
  Legg Mason Partners Variable International      BlackRock Bond Income Portfolio -- Class E
     All Cap Opportunity Portfolio                Capital Guardian U.S. Equity
  Legg Mason Partners Variable Lifestyle          Portfolio -- Class A
     Allocation 50%                               FI Large Cap Portfolio -- Class A
  Legg Mason Partners Variable Lifestyle          MetLife Aggressive Allocation
     Allocation 70%                               Portfolio -- Class B
  Legg Mason Partners Variable Lifestyle          MetLife Conservative Allocation
     Allocation 85%                               Portfolio -- Class B
LEGG MASON PARTNERS VARIABLE INCOME TRUST         MetLife Conservative to Moderate
  Legg Mason Partners Variable High Income        Allocation Portfolio -- Class B
     Portfolio                                    MetLife Moderate Allocation
  Legg Mason Partners Variable Money Market       Portfolio -- Class B
     Portfolio                                    MetLife Moderate to Aggressive Allocation
MET INVESTORS SERIES TRUST -- CLASS A             Portfolio -- Class B
  Met/AIM Capital Appreciation Portfolio          MFS(R) Total Return Portfolio -- Class F
  Met/AIM Small Cap Growth Portfolio            VANGUARD VARIABLE INSURANCE FUND
  MFS(R) Value Portfolio                          Mid-Cap Index Portfolio
  PIMCO Inflation Protected Bond Portfolio        Total Stock Market Index Portfolio
  Pioneer Strategic Income Portfolio





-------

Certain Funds have been subject to a merger, substitution or other change. Please see "Additional Information Regarding the Funds" for more information.

                                    THE FUNDS

The Funds offered through this Policy are listed below. From time to time we may make new Funds available. Some Funds may not be available in certain states. Each Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance products, and maybe in some instances, certain retirement plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Fund.

We select the Funds offered through this Policy based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Fund's adviser or subadviser is one of our affiliates or whether the Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Funds periodically and may remove a Fund or limit its availability to new Premiums and/or transfers of Cash Value if we determine that the Fund no longer meets one or more of the selection criteria, and/or if the Fund has not attracted significant allocations from Policy Owners. In some cases, we have included Funds based on recommendations made by broker-dealer firms.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CASH VALUE OF YOUR POLICY RESULTING FROM THE PERFORMANCE OF THE FUNDS YOU HAVE CHOSEN.

If investment in the Funds or a particular Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Policy, or for any other reason in our sole discretion, we may substitute another Fund or Funds without your consent. The substituted Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Premiums, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Funds to allocations of Premiums or Cash Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace a Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove a Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Funds advised by Legg Mason affiliates in seeking to make a substitution for a Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company (now MetLife Insurance Company of Connecticut) and The Travelers Life and Annuity Company (now MetLife Life and Annuity Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predated the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of a Fund, or its affiliates, may make payments to the Company and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the Policies and, in the Company's role as an intermediary, with respect to the Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Fund assets. Policy Owners, through their indirect investment in the Funds, bear the costs of these advisory fees (see the Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Funds attributable to the Policies and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of a Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Policies and may pay the Company and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Policies.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Fund. The Company will benefit accordingly from assets allocated to the Funds to the extent they result in profits to the advisers. (See "Fee Table -- Fund Fees and Expenses" for information on the management fees paid by the Funds and the Statement of Additional Information for the Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. A Fund's 12b-1 Plan, if any, is described in more detail in the Fund's prospectus. (See "Fee Table -- Fund Fees and Expenses" and "Other Information -- Distribution & Compensation.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under a Fund's 12b-1 Plan decrease the Fund's investment return.

Each Fund has different investment objectives and risks. The Fund prospectuses contain more detailed information on each Fund's investment strategy, investment advisers and its fees. YOU MAY OBTAIN A FUND PROSPECTUS BY CALLING 1-800-334-4298 OR THROUGH YOUR INSURANCE AGENT. We do not guarantee the investment results of the Funds.


             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------


LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable     Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
     Fundamental Value             Current income is a secondary      LLC
     Portfolio -- Class I          consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks total return on assets from  Legg Mason Partners Fund Advisor,
     International All Cap         growth of capital and income.      LLC
     Opportunity Portfolio                                            Subadviser: Brandywine Global
                                                                      Investment Management, LLC
  Legg Mason Partners Variable     Seeks long-term growth of capital  Legg Mason Partners Fund Advisor,
     Investors Portfolio -- Class  with current income as a           LLC
     I+                            secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC

  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Lifestyle Allocation 50%      capital.                           LLC
                                                                      Subadviser: Legg Mason Global
                                                                      Asset Allocation, LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Lifestyle Allocation 70%      capital.                           LLC
                                                                      Subadviser: Legg Mason Global
                                                                      Asset Allocation, LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

  Legg Mason Partners Variable     Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
     Lifestyle Allocation 85%                                         LLC
                                                                      Subadviser: Legg Mason Global
                                                                      Asset Allocation, LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable     Seeks high current income.         Legg Mason Partners Fund Advisor,
     High Income Portfolio         Secondarily, seeks capital         LLC
                                   appreciation.                      Subadviser: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
  Legg Mason Partners Variable     Seeks to maximize current income   Legg Mason Partners Fund Advisor,
     Money Market Portfolio        consistent with preservation of    LLC
                                   capital.  The fund seeks to        Subadviser: Western Asset
                                   maintain a stable $1 share price.  Management Company
MET INVESTORS SERIES
  TRUST -- CLASS A
  Met/AIM Capital Appreciation     Seeks capital appreciation.        Met Investors Advisory LLC
     Portfolio                                                        Subadviser: A I M Capital
                                                                      Management, Inc.
  Met/AIM Small Cap Growth         Seeks long-term growth of          Met Investors Advisory LLC
     Portfolio                     capital.                           Subadviser: A I M Capital
                                                                      Management, Inc.
  MFS(R) Value Portfolio           Seeks capital appreciation and     Met Investors Advisory LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
  PIMCO Inflation Protected Bond   Seeks to provide maximum real      Met Investors Advisory LLC
     Portfolio                     return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
  Pioneer Strategic Income         Seeks a high level of current      Met Investors Advisory LLC
     Portfolio                     income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth      Seeks maximum capital              MetLife Advisers, LLC
     Portfolio -- Class D          appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
  BlackRock Bond Income Portfolio  Seeks competitive total return     MetLife Advisers, LLC
     -- Class E                    primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
  Capital Guardian U.S. Equity     Seeks long-term growth of          MetLife Advisers, LLC
     Portfolio -- Class A          capital.                           Subadviser: Capital Guardian
                                                                      Trust Company
  FI Large Cap Portfolio -- Class  Seeks long-term growth of          MetLife Advisers, LLC
     A                             capital.                           Subadviser: Fidelity Management &
                                                                      Research Company
  MetLife Aggressive Allocation    Seeks growth of capital.           MetLife Advisers, LLC
     Portfolio -- Class B
  MetLife Conservative Allocation  Seeks high level of current        MetLife Advisers, LLC
     Portfolio -- Class B          income, with growth of capital as
                                   a secondary objective.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

  MetLife Conservative to          Seeks high total return in the     MetLife Advisers, LLC
     Moderate Allocation           form of income and growth of
     Portfolio -- Class B          capital, with a greater emphasis
                                   on income.
  MetLife Moderate Allocation      Seeks a balance between a high     MetLife Advisers, LLC
     Portfolio -- Class B          level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
  MetLife Moderate to Aggressive   Seeks growth of capital.           MetLife Advisers, LLC
     Allocation
     Portfolio -- Class B
  MFS(R) Total Return              Seeks a favorable total return     MetLife Advisers, LLC
     Portfolio -- Class F          through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
VANGUARD VARIABLE INSURANCE FUND
  Mid-Cap Index Portfolio          Seeks to track the performance of  The Vanguard Group, Inc.
                                   a benchmark index that measures
                                   the investment return of mid-
                                   capitalization stocks.
  Total Stock Market Index         Seeks to track the performance of  The Vanguard Group, Inc.
     Portfolio                     a benchmark index that measures
                                   the investment return of the
                                   overall stock market.


    + Not available under all Policies. Availability depends on Policy issued date.

     * Certain Funds have been subject to a merger, substitution or other change. Please see the table below for more information.

                     ADDITIONAL INFORMATION REGARDING FUNDS

Certain Funds were subject to a merger, substitution, or other change. The chart below identifies the former name and new name of each of these Funds, and, where applicable, the former and new name of the trust of which the Fund is a part.

FUND NAME CHANGES

                                   FORMER NAME

--------------------------------------------------------------------------------

LEGG MASON PARTNERS LIFESTYLE SERIES, INC.
  Legg Mason Partners Variable Lifestyle Balanced Portfolio

LEGG MASON PARTNERS LIFESTYLE SERIES, INC.
  Legg Mason Partners Variable Lifestyle Growth Portfolio

LEGG MASON PARTNERS LIFESTYLE SERIES, INC.
  Legg Mason Partners Variable Lifestyle High Growth Portfolio

LEGG MASON PARTNERS VARIABLE PORTFOLIOS III, INC.
  Legg Mason Partners Variable International All Cap Growth Portfolio

                                    NEW NAME

--------------------------------------------------------------------------------

LEGG MASON PARTNERS LIFESTYLE SERIES, INC.
  Legg Mason Partners Variable Lifestyle Allocation 50%

LEGG MASON PARTNERS LIFESTYLE SERIES, INC.
  Legg Mason Partners Variable Lifestyle Allocation 70%

LEGG MASON PARTNERS LIFESTYLE SERIES, INC.
  Legg Mason Partners Variable Lifestyle Allocation 85%

LEGG MASON PARTNERS VARIABLE PORTFOLIOS III, INC.
  Legg Mason Partners Variable International All Cap Opportunity Portfolio

FUND MERGERS/REORGANIZATIONS

The following former Funds were merged with and into the new Funds, and/or were reorganized into a new trust.

                                FORMER FUND/TRUST

--------------------------------------------------------------------------------

LEGG MASON PARTNERS VARIABLE PORTFOLIOS III, INC.
  Legg Mason Partners Variable Large Cap Value Portfolio

LEGG MASON PARTNERS LIFESTYLE SERIES, INC.
  Legg Mason Partners Variable Lifestyle Allocation 50%

LEGG MASON PARTNERS LIFESTYLE SERIES, INC.
  Legg Mason Partners Variable Lifestyle Allocation 70%

LEGG MASON PARTNERS LIFESTYLE SERIES, INC.
  Legg Mason Partners Lifestyle Allocation 85%

LEGG MASON PARTNERS VARIABLE PORTFOLIOS I, INC.
  Legg Mason Partners Variable Investors Portfolio

LEGG MASON PARTNERS VARIABLE PORTFOLIOS I, INC.
  Legg Mason Partners Variable Fundamental Value Portfolio -- Class I

LEGG MASON PARTNERS VARIABLE PORTFOLIOS III, INC.
  Legg Mason Partners Variable High Income Portfolio

LEGG MASON PARTNERS VARIABLE PORTFOLIOS III, INC.
  Legg Mason Partners Variable International All Cap Opportunity Portfolio


                                 NEW FUND/TRUST

--------------------------------------------------------------------------------

LEGG MASON PARTNERS VARIABLE PORTFOLIOS I, INC.
  Legg Mason Partners Variable Investors Portfolio -- Class I

LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Lifestyle Allocation 50%

LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Lifestyle Allocation 70%

LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Lifestyle Allocation 85%

LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Investors Portfolio

LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Fundamental Value Portfolio -- Class I

LEGG MASON PARTNERS VARIABLE INCOME TRUST
  Legg Mason Partners Variable High Income Portfolio

LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable International All Cap Opportunity Portfolio

FUND SUBSTITUTIONS

The following new Funds were substituted for the former Funds.

                                FORMER FUND/TRUST

--------------------------------------------------------------------------------

PIMCO VARIABLE INSURANCE TRUST
  Real Return Portfolio -- Administrative Class


                                 NEW FUND/TRUST

--------------------------------------------------------------------------------

MET INVESTORS SERIES TRUST
  PIMCO Inflation Protected Bond Portfolio -- Class A

                             FUND CHARGES AND EXPENSES

  The next tables describe the Fund charges and expenses that you will indirectly pay periodically during the time that you own the Policy. The Investment Options purchase shares of the Funds at net asset value. The net asset value already reflects the deduction of each Fund's Total Operating Expenses. Therefore you are indirectly bearing the costs of Fund expenses.

  The first table below shows the minimum and maximum fees and expenses, as a percentage of average daily net assets, charged by any of the Funds as of December 31, 2006. The second table shows each Fund's fees and expenses, as a percentage of average daily net assets, as of December 31, 2006, unless otherwise noted. This information was provided by the Funds and we have not independently verified it. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

  MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES


                                                                        MINIMUM   MAXIMUM
                                                                        -------   -------


TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and other
  expenses)...........................................................    0.16%     1.18%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)


                                                                                            CONTRACTUAL
                                                   DISTRIBUTION                 TOTAL           FEE        NET TOTAL
                                                      AND/OR                    ANNUAL        WAIVER         ANNUAL
                                    MANAGEMENT   SERVICE (12B-1)     OTHER    OPERATING   AND/OR EXPENSE   OPERATING
UNDERLYING FUND:                        FEE            FEES        EXPENSES    EXPENSES    REIMBURSEMENT   EXPENSES*
----------------                    ----------   ---------------   --------   ---------   --------------   ---------


LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I.........     0.75%             --          0.02%      0.77%             --           0.77%
  Legg Mason Partners Variable
     International All Cap
     Opportunity Portfolio........     0.85%             --          0.09%      0.94%             --           0.94%
Legg Mason Partners Variable
  Investors Portfolio  -- Class
  I+..............................     0.65%             --          0.07%      0.72%             --           0.72%
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable
     High Income Portfolio........     0.60%             --          0.06%      0.66%             --           0.66%
  Legg Mason Partners Variable
     Money Market Portfolio.......     0.45%             --          0.03%      0.48%             --           0.48%
MET INVESTORS SERIES
  TRUST -- CLASS A(1)
  Met/AIM Capital Appreciation
     Portfolio....................     0.77%             --          0.09%      0.86%             --        0.86%(2)
  Met/AIM Small Cap Growth
     Portfolio....................     0.87%             --          0.06%      0.93%             --        0.93%(3)
  MFS(R) Value Portfolio..........     0.73%             --          0.23%      0.96%             --        0.96%(4)
  PIMCO Inflation Protected Bond
     Portfolio....................     0.50%             --          0.05%      0.55%             --           0.55%
  Pioneer Strategic Income
     Portfolio....................     0.70%             --          0.12%      0.82%             --        0.82%(5)
METROPOLITAN SERIES FUND, INC.(6)
  BlackRock Aggressive Growth
     Portfolio -- Class D.........     0.72%          0.10%          0.06%      0.88%             --           0.88%
  BlackRock Bond Income Portfolio
      --  Class E.................     0.39%          0.15%          0.07%      0.61%          0.01%        0.60%(7)
  Capital Guardian U.S. Equity
     Portfolio -- Class A.........     0.66%             --          0.06%      0.72%             --           0.72%
  FI Large Cap Portfolio -- Class
     A............................     0.78%             --          0.06%      0.84%             --        0.84%(8)
  MFS(R) Total Return
     Portfolio -- Class F.........     0.53%          0.20%          0.05%      0.78%             --        0.78%(8)
VANGUARD VARIABLE INSURANCE FUND
  Mid-Cap Index Portfolio.........     0.20%             --          0.04%      0.24%             --           0.24%
  Total Stock Market Index
     Portfolio....................     0.12%             --          0.04%      0.16%             --           0.16%

                                                                                                                  NET TOTAL
                                                                                                                   ANNUAL
                                                                                                                  OPERATING
                                                                                      CONTRACTUAL                 EXPENSES
                                             DISTRIBUTION                 TOTAL           FEE        NET TOTAL    INCLUDING
                                                AND/OR                    ANNUAL        WAIVER         ANNUAL    UNDERLYING
                              MANAGEMENT   SERVICE (12B-1)     OTHER    OPERATING   AND/OR EXPENSE   OPERATING      FUND
UNDERLYING FUND:                  FEE            FEES        EXPENSES    EXPENSES    REIMBURSEMENT   EXPENSES*    EXPENSES
----------------              ----------   ---------------   --------   ---------   --------------   ---------   ----------


LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners
     Variable Lifestyle
     Allocation 50%.........     0.35%             --             --      0.35%             --           0.35%       1.00%
  Legg Mason Partners
     Variable Lifestyle
     Allocation 70%.........     0.35%             --             --      0.35%             --           0.35%       1.03%
  Legg Mason Partners
     Variable Lifestyle
     Allocation 85%.........     0.35%             --             --      0.35%             --           0.35%       1.04%
METROPOLITAN SERIES FUND,
  INC. -- CLASS B
  MetLife Aggressive
     Allocation Portfolio...     0.10%          0.25%          0.07%      0.42%          0.07%       0.35%(10)    1.10%(9)
  MetLife Conservative
     Allocation Portfolio...     0.10%          0.25%          0.09%      0.44%          0.09%       0.35%(10)    0.96%(9)
  MetLife Conservative to
     Moderate Allocation
     Portfolio..............     0.10%          0.25%          0.02%      0.37%          0.02%       0.35%(10)    1.00%(9)
  MetLife Moderate
     Allocation Portfolio...     0.10%          0.25%          0.01%      0.36%          0.01%       0.35%(10)    1.05%(9)
  MetLife Moderate to
     Aggressive Allocation
     Portfolio..............     0.10%          0.25%          0.01%      0.36%          0.01%       0.35%(10)    1.10%(9)


-------
* Net Total Annual Operating Expenses do not reflect (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Policies. Availability depends on Policy issue date.
(1) Other Expenses have been restated to reflect new custodian, fund administration and transfer agent fee schedules, as if these fee schedules had been in effect for the previous fiscal year.
(2) Other Expenses have been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the Portfolio for the entire fiscal year. The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year. The Portfolio's fiscal year end has been changed from 10/31 to 12/31. The fees and expenses shown are for the Portfolio's last fiscal year ended October 31, 2006.
(3) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year.
(4) Other Expenses have been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the Portfolio for the entire fiscal year. The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year.
(5) Other Expenses have been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the Portfolio for the entire fiscal year. The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year. The Portfolio's fiscal year end has been changed from 10/31 to 12/31. The fees and expenses shown are for the Portfolio's last fiscal year ended October 31, 2006.
(6) Other Expenses have been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.
(7) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee to the annual rate of 0.325% for amounts over $1 billion but less than $2 billion.
(8) The Management Fee has been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.
(9) These Portfolios are "funds of funds" that invest substantially all of their assets in other portfolios of the Met Investors Series Trust and the Metropolitan Series Fund, Inc. Because the Portfolios invest in other underlying portfolios, each Portfolio will also bear its pro rata portion of the operating expenses of the underlying portfolios in which the Portfolio invests, including the management fee. The weighted average of the total operating expenses of the underlying portfolios, after any applicable fee waivers and expense reimbursements, as of December 31, 2006, were: 0.61% for the MetLife Conservative Allocation Portfolio, 0.65% for the MetLife Conservative to Moderate Allocation Portfolio, 0.70% for the MetLife Moderate Allocation Portfolio, 0.75% for the MetLife Moderate to Aggressive Allocation Portfolio and 0.75% for the MetLife Aggressive Allocation Portfolio. The total operating expenses of the Portfolios, including the weighted average of the total operating expenses of the underlying portfolios, before any applicable fee waivers and expense reimbursements, as of December 31, 2006, were: 1.05% for the MetLife Conservative Allocation Portfolio, 1.02% for the MetLife Conservative to Moderate Allocation Portfolio, 1.07% for the MetLife Moderate Allocation Portfolio, 1.11% for the MetLife Moderate to Aggressive Allocation Portfolio and 1.18% for the MetLife Aggressive Allocation Portfolio. Policy Owners may be able to realize lower aggregate expenses by investing directly in the underlying portfolios instead of investing in the Funds. A Policy Owner who chooses to invest directly in the underlying portfolios would not, however, receive the asset allocation services provided by Met Investors Advisory LLC. (See the fund prospectus for a description of each Fund's target allocation.)
(10) Metlife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to waive fees or pay all expenses (other than brokerage costs, taxes, interest and any extraordinary expenses) so as to limit net total annual operating expenses of the Portfolio to 0.10% excluding 12b-1 fees.

                        MORTALITY AND EXPENSE RISK CHARGE

We are waiving an amount of the Mortality and Expense Risk Charge equal to the Fund expenses that are in excess of 0.65% for the Investment Option investing in the PIMCO Inflation Protected Bond Portfolio (Class A) of the Met Investors Series Trust.

                             TRANSFERS OF CASH VALUE

Generally, you may transfer Cash Value among the Investment Options. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

MARKET TIMING/EXCESSIVE TRADING

THE CONTRACT IS INTENDED FOR USE AS A LONG-TERM INVESTMENT VEHICLE AND IS NOT DESIGNED TO SERVE AS A VEHICLE FOR EXCESSIVE TRADING OR MARKET TIMING IN AN ATTEMPT TO TAKE ADVANTAGE OF SHORT-TERM FLUCTUATIONS IN THE STOCK MARKET. Frequent requests from Policy Owners to transfer cash value may dilute the value of a Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Fund and the reflection of that change in the Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying Funds and may disrupt Fund management strategy, requiring a Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Funds, which in turn adversely affect Policy Owners and other persons who may have an interest in the Policies (e.g. beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Funds (i.e., the Legg Mason Partners Variable High Income Portfolio, Legg Mason Partners Variable International All Cap Opportunity Portfolio, Met/AIM Small Cap Growth Portfolio, and Pioneer Strategic Income Portfolio -- the "Monitored Funds"), and we monitor transfer activity in those Monitored Funds. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Funds within given periods of time. For example, we currently monitor transfer activity to determine if for each of the Monitored Funds, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Policy that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Funds. We may change the Monitored Funds at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Funds, we rely on the underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Funds that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Policy Owners or other persons who have an interest in the Policies, we will exercise our contractual right to revise, suspend or eliminate transfer privileges, including limiting the acceptable mode of requesting transfers, and thereafter will only accept transfer requests via regular U.S. mail and will reject transfer requests requested via facsimile, telephone or Internet. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Policy Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Policy Owner, or

     - reject the transfer or exchange instructions of individual owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Policy Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program, or, if applicable, any asset allocation program described in this prospectus are not treated as a transfer when we evaluate trading patterns for market timing or excessive trading.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Policy Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Policy. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Policy Owners and other persons with interests in the Policies. We do not accommodate market timing in any Fund and there are no arrangements in place to permit any policy owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Funds, we have entered into a written agreement, as required by SEC regulation, with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Policy Owners, and to execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Policy Owners who violate the frequent trading policies established by the Fund.

In addition, Policy Owners and other persons with interests in the Policies should be aware that the purchase and redemption orders received by the Funds generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance products and/or individual retirement plan participants. The omnibus nature of these orders may limit the Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Funds (and thus Policy Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Funds. If a Fund believes that an omnibus order reflects one or more transfer requests from Policy Owners engaged in disruptive trading activity, the Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares as a result of any of the Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single policy owner. You should read the Fund prospectuses for more details.

               SUSPENSION OF VALUATION AND POSTPONEMENT OF PAYMENT

We reserve the right to suspend valuation and postpone payment of any surrender, partial surrender, policy loan, or death benefit proceeds that involves a determination of Cash Value in the Separate Account in any case whenever:

     (1) the New York Stock Exchange or any stock exchange in which an Investment Option invests is closed (except for customary weekend and holiday closings) or trading on the New York Stock Exchange or other stock exchange is restricted as determined by the SEC or equivalent authority; or

     (2) the SEC has determined that a state of emergency exists so that valuation of the assets in an Investment Option or disposal of securities is not reasonably practicable.

Allocations and transfers to, and deductions and transfers from, an Investment Option may be postponed as described in (1) and (2) above. We reserve the right to suspend or postpone the date of any payment of any benefit or values (including the payments of cash surrenders and policy loans) for up to six months when Cash Value is being withdrawn from the Fixed Account.

We may also withhold payment of proceeds, loan amounts, or surrenders or partial surrender proceeds if any portion of those proceeds would be derived from a Policy Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Policy Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Policy Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

Book 40                                                           April 30, 2007

                                   VINTAGELIFE
                             MAY 2, 2005 PROSPECTUS
        Modified Single Flexible Premium Variable Life Insurance Policies
                            ISSUED TO INDIVIDUALS BY:
    THE TRAVELERS INSURANCE COMPANY -- THE TRAVELERS VARIABLE LIFE INSURANCE
                             SEPARATE ACCOUNT THREE
                              (A SEPARATE ACCOUNT)
                                       OR
      THE TRAVELERS LIFE AND ANNUITY COMPANY -- THE TRAVELERS VARIABLE LIFE
                         INSURANCE SEPARATE ACCOUNT ONE
                              (A SEPARATE ACCOUNT)

This prospectus describes information you should know before you purchase VintageLife (the Policy), a single premium variable life insurance policy issued by The Travelers Insurance Company (TIC) or The Travelers Life and Annuity Company (TLAC). TLAC does not solicit or issue insurance products in the state of New York. Please be aware that this is a prospectus, which highlights many Policy provisions and communicates the Policy's primary features. SOME POLICY FEATURES MAY NOT BE AVAILABLE IN SOME STATES AND THERE MAY BE VARIATIONS IN YOUR POLICY FROM DESCRIPTIONS CONTAINED IN THIS PROSPECTUS BECAUSE OF DIFFERENCES IN STATE LAW THAT AFFECT THE POLICIES. We use certain terms throughout this prospectus, which are defined in APPENDIX A. The language of the Policy itself determines your rights and obligations under the Policy. Please keep this prospectus for future reference.

As a LIFE INSURANCE POLICY, the Policy is a contract between you and the Company. The Policy is designed to provide insurance protection on the life of an individual and to build Cash Value. You agree to make an Initial Premium Payment to the Company and the Company agrees to pay a Death Benefit to your Beneficiary after the death of the Named Insured (Insured). Although the Policy can operate as a single premium policy, additional premium payments may be made under certain circumstances provided there are no outstanding policy loans. The minimum initial Premium required to issue a Policy is $25,000. You can build Cash Value by investing in a variety of INVESTMENT OPTIONS (LISTED BELOW), which, in turn, invest in professionally managed Mutual Funds (THE FUNDS). The value of your Policy will vary based on the performance of the Funds you select.

GREENWICH STREET SERIES FUND
   Fundamental Value Portfolio

PIMCO VARIABLE INSURANCE TRUST
   Real Return Portfolio -- Administrative Class

SMITH BARNEY ALLOCATION SERIES INC.
   Select Balanced Portfolio
   Select Growth Portfolio
   Select High Growth Portfolio

THE TRAVELERS SERIES TRUST
   Large Cap Portfolio
   Managed Allocation Series: Aggressive Portfolio
   Managed Allocation Series: Conservative Portfolio
   Managed Allocation Series: Moderate-Aggressive Portfolio
   Managed Allocation Series: Moderate-Conservative Portfolio
   MFS Mid Cap Growth Portfolio
   Style Focus Series: Small Cap Growth Portfolio
   Zero Coupon Bond Fund Portfolio Series 2005

TRAVELERS SERIES FUND INC.
   AIM Capital Appreciation Portfolio
   MFS Total Return Portfolio
   Pioneer Strategic Income Portfolio(1)
   Smith Barney High Income Portfolio
   Smith Barney International All Cap Growth Portfolio
   Smith Barney Money Market Portfolio
   Strategic Equity Portfolio(2)
   Travelers Managed Income Portfolio
   Van Kampen Enterprise Portfolio

VANGUARD VARIABLE INSURANCE FUND
   Mid-Cap Index Portfolio
   Total Stock Market Index Portfolio

----------
(1)  Formerly Putnam Diversified Income Portfolio

(2)  Formerly Alliance Growth Portfolio

To learn more about the Policy you can request a copy of the Statement of Additional Information ("SAI") dated May 2, 2005. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to Travelers Life & Annuity, One Cityplace, 3CP, Hartford, Connecticut 06103-3415, call 1-800-334-4298 or access the SEC's website (http://www.sec.gov).

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE LIFE INSURANCE POLICIES ARE NOT DEPOSITS OF ANY BANK AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, OR ANY OTHER GOVERNMENT AGENCY. REPLACING ANY EXISTING LIFE INSURANCE POLICY WITH THIS POLICY MAY NOT BE TO YOUR ADVANTAGE.

BECAUSE THE POLICY IS DESIGNED TO OPERATE GENERALLY AS A SINGLE PREMIUM POLICY, IN ALL BUT VERY LIMITED CIRCUMSTANCES THE POLICY WILL BE TREATED AS A MODIFIED ENDOWMENT CONTRACT FOR FEDERAL INCOME TAX PURPOSES. POLICY SURRENDER OR LOAN MAY RESULT IN ADVERSE TAX CONSEQUENCES OR PENALTIES.

                                TABLE OF CONTENTS

SUMMARY OF PRINCIPAL POLICY BENEFITS AND RISKS ...........................     4
Policy Summary ...........................................................     4
Principal Policy Benefits ................................................     4
Principal Policy Risks ...................................................     5
Fund Company Risks .......................................................     6

FEE TABLES ...............................................................     7
Transaction Fees .........................................................     7
Periodic Charges other than Fund Operating Expenses ......................     8
Charges for Optional Riders ..............................................     8
Fund Fees and Expenses ...................................................     9

DESCRIPTION OF THE COMPANIES, SEPARATE ACCOUNTS AND FUNDS ................    11
The Insurance Companies ..................................................    11
The Separate Accounts and Their Investment Options .......................    12
Voting Rights ............................................................    15
Conflicts of Interest ....................................................    15

POLICY CHARGES AND DEDUCTIONS ............................................    15
Charges Against Cash Value ...............................................    16
Charges Against the Separate Account .....................................    17
Surrender Charges ........................................................    17
Fund Charges .............................................................    17
Modification, Reserved Rights, and Other Charges .........................    17

POLICY DESCRIPTION .......................................................    18
Applying for a Policy ....................................................    18
When Coverage Begins .....................................................    18
Right to Cancel (free look period) .......................................    19
Tax Free 'Section 1035' Exchanges ........................................    19
Ownership/Policy Rights ..................................................    19

PREMIUMS .................................................................    21
Amount, Frequency and Duration of Premium Payments .......................    21
Allocation of Premium Payments ...........................................    21

VALUES UNDER YOUR POLICY .................................................    22
Cash Value ...............................................................    22
Investment Option Valuation ..............................................    22
Loan Account Valuation ...................................................    23

TRANSFERS ................................................................    23
Transfer of Cash Value ...................................................    23
Telephone Transfers ......................................................    25
Automated Transfers ......................................................    25

DEATH BENEFIT ............................................................    25
Death Benefit Examples ...................................................    26
Changing the Death Benefit Option ........................................    27
Paying the Death Benefit and Payment Options .............................    27

BENEFITS AT MATURITY .....................................................    28

OTHER BENEFITS ...........................................................    28
Exchange Option ..........................................................    28
Riders ...................................................................    28

POLICY SURRENDERS ........................................................    29
Full Surrender ...........................................................    29
Partial Surrender ........................................................    29

POLICY LOANS .............................................................    29
Effects of Loans .........................................................    30

LAPSE AND REINSTATEMENT ..................................................    30
Lapse ....................................................................    30
Grace Period .............................................................    31
Reinstatement ............................................................    31

FEDERAL TAX CONSIDERATIONS ...............................................    31
Potential Benefits of Life Insurance .....................................    31
Tax Status of the Policy .................................................    32
Tax Treatment of Policy Benefits .........................................    33

OTHER TAX CONSIDERATIONS .................................................    35
Insurable Interest .......................................................    35
The Company's Income Taxes ...............................................    35
Alternative Minimum Tax ..................................................    36

DISTRIBUTION & COMPENSATION ..............................................    36
Distribution .............................................................    36
Compensation -- General ..................................................    36
Compensation Types .......................................................    37

OTHER POLICY INFORMATION .................................................    38
Payment and Suspension of Valuation ......................................    38
Policy Statements ........................................................    38
Limits on Right to Contest and Suicide Exclusion .........................    39
Misstatement as to Sex and Age ...........................................    39
Policy Changes ...........................................................    39
Emergency Procedure ......................................................    39
Restrictions on Financial Transactions ...................................    39

LEGAL PROCEEDINGS ........................................................    40

FINANCIAL STATEMENTS .....................................................    40

APPENDIX A: GLOSSARY OF TERMS USED THROUGHOUT THIS PROSPECTUS ............   A-1

APPENDIX B: REPRESENTATIVE STATED AMOUNTS ................................   B-1

APPENDIX C: ILLUSTRATIONS ................................................   C-1

                 SUMMARY OF PRINCIPAL POLICY BENEFITS AND RISKS

This section provides a SUMMARY of the Policy and the principal policy benefits and risks. YOU SHOULD READ THE ENTIRE PROSPECTUS BEFORE PURCHASING THE POLICY. IMPORTANT DETAILS REGARDING THE POLICY ARE CONTAINED IN OTHER SECTIONS OF THIS PROSPECTUS.

                                 POLICY SUMMARY

VintageLife is both an insurance product and a security. The Policy is first and foremost a life insurance Policy with Death Benefits, Cash Values, and other features traditionally associated with life insurance. To provide these benefits to you, we deduct amounts from your Premium Payments and Policy assets to pay insurance costs, sales and Policy expenses. The Policy is a security because the Cash Value and, under certain circumstances, the Amount Insured and Death Benefit may increase and decrease based on the performance of the Investment Options you select.

                            PRINCIPAL POLICY BENEFITS

     -    Death Benefit

          We will pay your Beneficiary a Death Benefit after the death of the Insured while this Policy is in effect. There are two primary amounts involved in determining the Death Benefit under this Policy. First, when you apply for your Policy you will state the amount of life insurance coverage (THE STATED AMOUNT) that you wish to purchase on the Insured. Second, for a Policy to qualify as life insurance under federal tax law, it must provide a minimum amount of insurance in relation to the Cash Value of your Policy (THE MINIMUM AMOUNT INSURED). Generally, the Cash Value of your Policy is the sum of the values in the Investment Options and your Loan Account Value.

          In addition to choosing the Stated Amount, you must also choose a Death Benefit option. There are two Death Benefit options available:

          - OPTION 1 -- LEVEL OPTION: the Death Benefit will be the greater of (i) the Stated Amount or (ii) the Minimum Amount Insured.

          - OPTION 2 -- VARIABLE OPTION: the Death Benefit will be the greater of (i) the Stated Amount plus the Cash Value of the Policy or (ii) the Minimum Amount Insured.

          The Death Benefit may be increased or decreased by changes in the Stated Amount, surrenders, outstanding loans and charges or by certain Riders.

     -    Policy Surrenders (Withdrawals)

          You may withdraw some or all of your money from your Policy (minus any applicable charges and fees).

     -    Policy Loans

          You may borrow against your Policy using your Policy as collateral.

     -    The Investment Options and the Corresponding Funds

          You may select from a wide variety of Investment Options. Each Investment Option invests directly in a professionally managed Fund. You may transfer Cash Value among any of the Investment Options while continuing to defer current income taxes.

     -    Premium Payments

          After you make the initial Premium Payment, you may make additional Premium Payments under circumstances provided there are no outstanding Policy loans.

     -    Payment Options

          You or your Beneficiary can choose from a variety of fixed and variable Payment Options (e.g., lump sum or various periodic payments) to receive the Policy Proceeds.

     -    Tax-Free Death Benefit

          Your Beneficiary may receive the Death Benefit free of income tax, and with properly structured ownership you can also avoid estate tax on the Death Benefit.

     -    Right to Cancel Period

          We urge you to examine your Policy closely. When you receive your Policy, the Right to Cancel Period begins. This period is at least ten
          (10) days, or more if required by state law. If, for any reason, you are not satisfied, you may return the Policy to us during the Right to Cancel Period for a refund.

     -    Exchange Option

          During the first two Policy Years you can exchange this Policy for a form of non-variable permanent individual life insurance.

     -    Riders (Supplemental Insurance Benefits)

          You may add additional insurance to your Policy by Rider.

     -    Personalized Illustrations

          You may request personalized illustrations for the Policy that reflect your age, sex, underwriting classification, the specified insurance benefits and the premium requested. These hypothetical illustrations may help you to understand how the Contract Value and Death Benefit can change over time and how the investment performance of the Funds impact the Contract Value and the Death Benefit. The illustrations may also help you compare the Policy to other life insurance policies. Personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or Contract Value.

                             PRINCIPAL POLICY RISKS

     -    Poor Fund Performance (Investment Risks)

          The value of your Policy is tied to the investment performance of the Funds and allocation percentages you choose. If those Funds perform poorly, the value of your Policy will decrease. Since we continue to deduct charges from the Cash Value, if investment results are too low, the Cash Surrender Value of your Policy may fall to zero. In that case, the Policy will, after a grace period, terminate without value and insurance coverage will no longer be in effect.

     -    Tax Risks

          We believe, but do not guarantee, that the Policy should be considered a life insurance policy under federal tax law. If the Policy was determined not to be a life insurance policy for federal tax purposes, you may be considered to be in constructive receipt of Policy Value, with adverse tax consequences, and all or a part of the proceeds paid under the Policy may be taxable to the Beneficiary. There is also a possibility that even if your Policy is treated as life insurance for federal tax purposes, it could be treated as a modified endowment contract (MEC) under federal tax laws (usually if your Premium payments in the first seven policy years or less exceed certain limits). If your Policy is a MEC, partial surrenders, collateral assignments and Policy loans could incur taxes, and any distributions or deemed distributions could incur the additional 10% tax on early withdrawals.

     -    Policy Lapse

          There is a risk that if partial surrenders, loans, and monthly deductions reduce your Cash Surrender Value to too low an amount and/or if the investment experience of your selected Investment Options is unfavorable, then your Policy could lapse. If your Policy lapses, then the Policy and all rights and benefits under it will terminate.

     -    Policy Withdrawal Limitations

          Full and Partial surrenders may be subject to a surrender charge. The minimum partial surrender amount is $500. Surrenders will reduce the Death Benefit, the Amount Insured and the Cash Value of the Policy. Federal income taxes and a penalty tax may apply to partial surrenders.

     -    Credit Risk

          The Death Benefit guarantees and rider guarantees depend on the Company's financial ability to fulfill their obligations. You should review the Company's financial statements, which are available upon request and are attached to the Statement of Additional Information.

     -    Effects of Policy Loans

          A Policy loan, whether or not repaid, will affect your Policy's Cash Value over time because we transfer the amount of the loan from the Investment Options to the Loan Account and hold it as collateral. As a result, the loan collateral does not participate in the investment results of the Investment Options. A Policy loan also reduces the Death Benefit proceeds and could make it more likely that a Policy will lapse.

     -    Increase in Current Fees and Expenses

     Certain Policy fees and expenses are currently charged at less than their maximum amounts. We may increase these current fees and expenses up to the guaranteed maximum levels.

     -    Policy is not Suited for Short-Term Investment

          We designed the Policy to meet long-term financial goals. You should not purchase this Policy to meet any short-term investment goals or if you think you will surrender all or part of your Policy in the short-term.

                               FUND COMPANY RISKS

     - A comprehensive discussion of the risks of each Fund may be found in each Fund Company's prospectus.

     - Each Fund has its own goal, investment objective and investment strategies that affect the risks associated with investing in that Fund.

          A Fund always carries investment risks although some types carry more risk than others. Generally, the higher the potential return, the higher the risk of loss. Before you decide which Funds to choose, you should consider whether the goals and risks of a Fund are a good fit for your investment plan.

          There is no assurance that any of the Funds will achieve their stated investment objective.

                                   FEE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time you buy the Policy or surrender the Policy. The tables disclose the Maximum Guaranteed Charge, the Current Charge and where the amount of a charge depends on the Insured's characteristics, such as age or rating classification, the charge for a Sample Insured.

                                TRANSACTION FEES

           CHARGE                 WHEN WE DEDUCT THE CHARGE                               AMOUNT DEDUCTED
           ------             -------------------------------  -------------------------------------------------------------------
Premium Tax Charge            Upon receipt of each             Current Charge:                   0.0166667% monthly for the first
                              Premium Payment                                                    10 years on premiums made
                                                                                                 before the 10th Policy
                                                                                                 Anniversary

                                                               GUARANTEED CHARGE:                SAME AS CURRENT.

Surrender Charge(1)           When you fully or partially      Current Charge:                   Percent of Premium for First Year
                              surrender your Policy within                                       of Coverage:
                              the first nine (9) Policy Years                                    Minimum: 7.50%
                              and for the first nine (9)                                         Maximum: 7.50%
                              Policy Years after an increase
                              in Stated Amount.

                              After the first Policy Year,     GUARANTEED CHARGE:                SAME AS CURRENT.
                              there is no charge to partial
                              surrenders up to 10% of Cash
                              Value.

                                                               Sample Charge for a 59-year-old   Percent of Premium for First Year
                                                               male, non-smoker, standard risk   of Coverage:
                                                               class, with death benefit option  Minimum: 7.50%
                                                               1 and a $236,000 face amount.     Maximum: 7.50%

Decrease of Stated Amount(1)  When a decrease in Stated        Current Charge:                   Percent of Premium for First Year
                              Amount is requested                                                of Coverage:
                                                                                                 Minimum: 7.50%
                                                                                                 Maximum: 7.50%

                                                               GUARANTEED CHARGE:                SAME AS CURRENT.

                                                               Sample Charge for a 59-year-old   Percent of Premium for First Year
                                                               male, non-smoker, standard risk   of Coverage:
                                                               class, with death benefit option  Minimum: 7.50%
                                                               1 and a $236,000 face amount.     Maximum: 7.50%

----------
(1) The surrender charge is a percentage of premium charge. The percentage amount is based on the years since premium payments were made. The percentages are 7.50%, 7.00%, 6.50%, 6.00%, 4.00%, 3.00% and 0% for premium payments made since 2,4,5,6,7,8,9 and 10 or more years, respectively.

The next two tables describe the fees and expenses that you will pay periodically during the time that you own the Policy, not including Fund expenses.

               PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES

              CHARGE               WHEN WE DEDUCT THE CHARGE                            AMOUNT DEDUCTED
              ------               -------------------------  ------------------------------------------------------------------
Cost of Insurance Charge (COI(1))  Monthly on the Deduction   Current Charge:                Rates per $1000 of Net Amount
                                   Day                                                       At Risk for the First Year of
                                                                                             Coverage:
                                                                                             Minimum: $0.0663(2)
                                                                                             Maximum: $11.4119(3)

                                                              GUARANTEED CHARGE:             RATES PER $1000 OF NET AMOUNT
                                                                                             AT RISK FOR FIRST YEAR OF
                                                                                             COVERAGE:
                                                                                             MINIMUM: $0.0884(2)
                                                                                             MAXIMUM: $12.1447(3)

                                                              Sample Charge for a            Rates per $1000 of Net Amount
                                                              59-year-old male, non-smoker,  At Risk for First Year of
                                                              standard risk class, with      Coverage:
                                                              death benefit option           Current: $0.7257
                                                              1 and a $236,000 face amount.  Guaranteed: $1.2959


Mortality and Expense Risk (M&E)   Daily from the unloaned    Current Charge:                0.90% on an annual basis of the
Charge                             portion of the Cash Value                                 amounts in the Investment
                                                                                             Options

                                                              GUARANTEED CHARGE:             SAME AS CURRENT.

Mortality and Expense Risk (M&E)   Daily from the unloaned    Current Charge:                0.75% on an annual basis of the
Charge                             portion of the Cash Value                                 amounts in the Investment
(if the Average net Growth Rate                                                              Options
is at least 6.50% in the previous
Policy Year)
                                                              GUARANTEED CHARGE:             0.90% on an annual basis of the
                                                                                             amounts in the Investment
                                                                                             Options

Administrative Expense Charge      Daily from the unloaned    Current Charge:                0.00%
                                   portion of Cash Value
                                                              GUARANTEED CHARGE:             0.40% on an annual basis of the
                                                                                             amounts in the Investment
                                                                                             Options

Policy Loan Cost(4)                Monthly from the Loan      Current Charge:                2.00% on an annual basis on
                                   Account                                                   principal and 1.00% on earnings
                                                                                             for the first ten (10) Policy Years
                                                                                             and 2.00% on an annual basis on
                                                                                             principal and 0.00% on earnings
                                                                                             thereafter

                                                              GUARANTEED CHARGE:             SAME AS CURRENT.

----------
(1) The current cost of insurance charges shown are for a nonsmoker underwriting and risk Class while the Guaranteed charges are based on the 1980 Commissioners Standard Ordinary (1980 CSO Tables).

(2) Sample Charge for a 20-year-old female, non-smoker, standard underwriting Class with death benefit option 1.

(3) Sample charge for an 80-year-old male, smoker, Table 4, with death benefit option 1.

(4) The Policy Loan Cost reflects the difference between the loan interest rate charged and the loan interest rate credited (see the Policy Loans section for more information). See Loan Account Valuation for an explanation of "principal" and "earnings."

     The Policy Loan Cost is -0.15% and 2.00%, -0.34% and 1.40%, and -0.15% and 3.40% for policies issued in the VI, NY and MA, and the remaining states respectively. The percentage splits of the loan account value where the Policy Loan Cost are applied are 25%/75%, 50%/50%, and 75%/25% for years 11, 12, and 13 respectively. In addition, for policies that currently have a loan outstanding that was used to purchase a long term care policy, the current Policy Loan Cost is 0%.

                          CHARGES FOR OPTIONAL RIDERS

         CHARGE           WHEN WE DEDUCT THE CHARGE         AMOUNT DEDUCTED
         ------           -------------------------  -----------------------------
Maturity Extension Rider  Not applicable             Current Charge:     No Charge
                                                     GUARANTEED CHARGE:  NO CHARGE

                             FUND FEES AND EXPENSES

The next tables describe the Fund fees and expenses that you will indirectly pay periodically during the time that you own the Policy. The Investment Options purchase shares of the Funds at net asset value. The net asset value already reflects the deduction of each Fund's Total Operating Expenses. Therefore you are indirectly bearing the costs of Fund expenses.

The first table below shows the minimum and maximum fees and expenses, as a percentage of average daily net assets, charged by any of the Funds as of December 31, 2004. The second table shows each Fund's fees and expenses, as a percentage of average daily net assets, as of December 31, 2004, unless otherwise noted. This information was provided by the Funds and we have not independently verified it. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                               MINIMUM   MAXIMUM
                                                               -------   -------
TOTAL ANNUAL FUND OPERATING EXPENSES
   (expenses that are deducted from Underlying Fund assets,
   including management fees, distribution and/or service
   fees (12b-1) fees, and other expenses.                       0.17%     1.62%

UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets

                                                    DISTRIBUTION                 TOTAL        CONTRACTUAL      NET TOTAL
                                                       AND/OR                    ANNUAL        FEE WAIVER        ANNUAL
                                     MANAGEMENT   SERVICE (12B-1)     OTHER    OPERATING     AND/OR EXPENSE    OPERATING
UNDERLYING FUND:                         FEE            FEES        EXPENSES    EXPENSES   REIMBURSEMENT(13)    EXPENSES
----------------                     ----------   ---------------   --------   ---------   -----------------   -----------
GREENWICH STREET SERIES FUND
   Fundamental Value  Portfolio ..      0.75%            --           0.02%      0.77%             --            0.77%(1)
PIMCO VARIABLE INSURANCE TRUST
   Real Return Portfolio --
      Administrative Class* ......      0.25%          0.15%          0.25%      0.65%             --            0.65%(2)
SMITH BARNEY ALLOCATION
   SERIES INC.
   Select Balanced Portfolio .....      0.35%            --           0.67%      1.02%             --            1.02%(3)
   Select Growth Portfolio .......      0.35%            --           0.73%      1.08%             --            1.08%(3)
   Select High Growth Portfolio ..      0.35%            --           0.79%      1.14%             --            1.14%(3)
THE TRAVELERS SERIES TRUST
   Large Cap Portfolio ...........      0.75%            --           0.11%      0.86%             --            0.86%(4)
   Managed Allocation Series:
      Aggressive Portfolio .......      0.15%            --           0.26%      0.41%           0.06%           0.35%(5)
   Managed Allocation Series:
      Conservative Portfolio .....      0.15%            --           0.26%      0.41%           0.06%           0.35%(5)
   Managed Allocation Series:
      Moderate-Aggressive
      Portfolio ..................      0.15%            --           0.26%      0.41%           0.06%           0.35%(5)
   Managed Allocation Series:
      Moderate-Conservative
         Portfolio ...............      0.15%            --           0.26%      0.41%           0.06%           0.35%(5)
   MFS Mid Cap Growth Portfolio ..      0.75%            --           0.13%      0.88%             --              --(7)
   Style Focus Series: Small
      Cap Growth Portfolio .......      0.85%            --           0.43%      1.28%           0.18%           1.10%(8)
   Zero Coupon Bond Fund
      Portfolio Series 2005 ......      0.10%            --           1.52%      1.62%             --              --(9)

                                                    DISTRIBUTION                 TOTAL        CONTRACTUAL      NET TOTAL
                                                       AND/OR                    ANNUAL        FEE WAIVER        ANNUAL
                                     MANAGEMENT   SERVICE (12B-1)     OTHER    OPERATING     AND/OR EXPENSE    OPERATING
UNDERLYING FUND:                         FEE            FEES        EXPENSES    EXPENSES   REIMBURSEMENT(13)    EXPENSES
----------------                     ----------   ---------------   --------   ---------   -----------------   -----------
TRAVELERS SERIES FUND INC.
   AIM Capital Appreciation
      Portfolio ..................      0.80%            --           0.05%      0.85%             --          0.85%
   MFS Total Return Portfolio ....      0.77%            --           0.02%      0.79%             --          0.79%(10)
   Pioneer Strategic Income
      Portfolio ..................      0.75%            --           0.15%      0.90%             --          0.90%
   Smith Barney High Income
      Portfolio ..................      0.60%            --           0.06%      0.66%             --          0.66%
   Smith Barney International
      All Cap Growth Portfolio ...      0.88%            --           0.13%      1.01%             --          1.01%(11)
   Smith Barney Large Cap
      Value Portfolio+ ...........      0.63%            --           0.05%      0.68%             --          0.68%(12)
   Smith Barney Money Market
      Portfolio ..................      0.50%            --           0.03%      0.53%             --          0.53%
   Strategic Equity Portfolio ....      0.80%            --           0.05%      0.85%             --          0.85%
   Travelers Managed Income
      Portfolio ..................      0.65%            --           0.04%      0.69%             --          0.69%
   Van Kampen Enterprise
      Portfolio ..................      0.70%            --           0.10%      0.80%             --          0.80%
VANGUARD VARIABLE INSURANCE
   FUND
   Mid-Cap Index Portfolio .......      0.21%            --           0.03%      0.24%             --          0.24%
   Total Stock Market Index
      Portfolio ..................      0.15%            --           0.02%      0.17%             --          0.17%

----------
* The 12b-1 fees deducted from these classes cover certain distribution, shareholder support and administrative services provided by intermediaries (the insurance company, broker dealer or other service provider).

+    Closed to new investors.

NOTES

(1) Effective August 1, 2004, the management fee (including the administration fee), was reduced from 0.75% to the following breakpoints: 0.75% on first $1.5 billion of net assets; 0.70% on next $0.5 billion; 0.65% on next $0.5 billion; 0.60% on the next $1 billion; and 0.50% on net assets in excess of $3.5 billion.

(2) "Other Expenses" reflects a 0.25% administrative fee. PIMCO has contractually agreed, for the Portfolio's current fiscal year, to reduce total annual portfolio operating expenses for the Administrative Class shares to the extent they would exceed, due to the payment of Trustees' fees, 0.65% of average daily net assets. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

(3) Each Portfolio of the Smith Barney Allocation Series Inc. (a "fund of funds") invests in the shares of other mutual funds ("underlying funds"). The Management Fee for each Portfolio is 0.35%. While the Portfolios have no direct expenses, the "Other Expenses" figure represents a weighted average of the total expense ratios of the underlying funds as of 1/31/05 (the fiscal year end of the Portfolios).

(4) Effective September 1, 2004, the investment advisory fee was revised from the annual rate of 0.75% to the following breakpoints: 0.75% on first $250 million of net assets; 0.70% on the next $500 million and 0.65% on assets in excess of $2 billion. Other Expenses include 0.06% administrative services fee the Fund pays to The Travelers Insurance Company. The expense information in the table has been restated to reflect the current fee schedule.

(5) The figures shown above do not include the Funds' share of Underlying Fund expenses. Because the Underlying Funds that each Fund invests in will vary, as will the proportion of each Fund's assets invested in each Underlying Fund, it is not possible to determine precisely the amount of Underlying Fund expenses that will be borne by the Funds. However, the total annual operating expenses of the Underlying Funds range from 0.40% to 1.10%, so the Underlying Funds expenses borne by the Funds will be somewhere in that range. The Funds have a contractual expense cap of 0.35% that continues to May 1, 2006. Other Expenses are estimates and include a 0.06% administrative service fee the Fund pays to The Travelers Insurance Company.

(6) Other expenses include 0.06% administrative services fee the Fund pays to The Travelers Insurance Company.

(7) Effective February 25, 2005, the investment advisory fee was revised to the following breakpoints: For the first $500 million of average daily net assets the advisory fee is 0.7775%; the next $300 million 0.7525%; the next $600 million 0.7275%; the next $1 billion 0.7025%; over $2.5 billion 0.625%. Also effective February 25, 2005, for purposes of meeting the various asset levels and determining an effective fee rate, the combined average daily net assets of: (1) the Fund; and (2) other portfolios of The Travelers Series Trust that are subadvised by MFS; and (3) another portfolio of the Travelers Series Fund that is subadvised by MFS, are used in performing the calculation. The expense information in the table has been restated to reflect the current fee schedule. Between February 25, 2004 and February 24, 2005 the investment advisory fee was as follows: for the first $600 million of average daily net assets the advisor fee is 0.800%; the next $300 million 0.775%; the next $600 million 0.750%; the next $1 billion 0.725%; over $2.5 billion 0.675%. Previous to September 1, 2004 the fee was an annual rate of 0.80%. Other expenses include a 0.06% administrative services fee the Fund pays to The Travelers Insurance Company.

(8) The Fund has a contractual expense cap of 1.10% that continues to May 1, 2006. Other expenses are estimates and include a 0.06% administrative service fee the Fund pays to The Travelers Insurance Company.

(9) Fund has a voluntary waiver of 0.15%. Other Expenses include a 0.06% administrative services fee the Fund pays to The Travelers Insurance Company.

(10) Effective November 1, 2004, the advisory fee was reduced from 0.80% to the following breakpoints: 0.80% on first $600 million of net assets; 0.775% on next $300 million; 0.75% on next $600 million; 0.725% on next $1 billion and 0.675% in excess of $2.5 billion. Effective February 25, 2005, for purposes of meeting the various asset levels and determining an effective fee rate, the combined average daily net assets of: (1) the Fund; and (2) other portfolios of The Travelers Series Trust that are subadvised by MFS are used in performing the calculation. The expense information in the table has been restated to reflect the current fee schedule.

(11) Effective July 1, 2004, the management fee was reduced from 0.90% to 0.85% of the Fund's daily net assets.

(12) Effective July 1, 2004, the management fee was reduced from 0.65% to the following breakpoints: 0.60% on the first $500 million of net assets; 0.55% on the next $500 million of net assets and 0.50% on assets in excess of $1 billion.

(13) The table below shows the amount of the waiver or reimbursement and the net total annual operating expenses for underlying funds that have entered into a voluntary fee waiver and/or expense reimbursement arrangement. The net total annual operating expense figure reflects the fee waivers and/or expense reimbursements that were in effect as of the underlying fund's fiscal year end. However, as these arrangements are voluntary, they may be changed or terminated at any time, in which case the underlying fund would be subject to different net total annual operating expenses. Without such waivers performance would be lower.

                                                       VOLUNTARY FEE   NET TOTAL
                                                       WAIVER AND/OR     ANNUAL
                                                          EXPENSE      OPERATING
FUNDING OPTION                                         REIMBURSEMENT    EXPENSES
--------------                                         -------------   ---------
MFS Mid Cap Growth Portfolio .......................       0.02%         0.86%
Zero Coupon Bond Fund Portfolio Series 2005 ........       1.50%         0.12%

            DESCRIPTION OF THE COMPANIES, SEPARATE ACCOUNTS AND FUNDS

                             THE INSURANCE COMPANIES

Please refer to your Policy to determine which Company issued your Policy.

THE TRAVELERS INSURANCE COMPANY is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas.

THE TRAVELERS LIFE AND ANNUITY COMPANY is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all of the United States (except New York), the District of Columbia and Puerto Rico.

Each Company is an indirect wholly owned subsidiary of Citigroup Inc. Each Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415. The Companies are subject to Connecticut law governing insurance companies and are regulated by the Connecticut Commissioner of Insurance. Each company files an annual statement in a prescribed form with the Commissioner that covers the operations of the Company for the preceding year and its financial condition as of the end of such year. Each Company's books and assets are subject to review or examination by the Commissioner, and a full examination of its operations is conducted at least once every four years. In addition, each Company is subject to the insurance laws and regulations of any jurisdiction in which it sells its insurance Policies, as well as to various federal and state securities laws and regulations.

On January 31, 2005, CITIGROUP INC. announced that it has agreed to sell its life insurance and annuity businesses to METLIFE, INC. The proposed sale would include the following insurance companies that issue the variable life insurance policies described in this prospectus:

          -    The Travelers Insurance Company ("TIC")

          -    The Travelers Life and Annuity Company ("TLAC")

The proposed sale would also include TIC and TLAC's affiliated investment advisory companies, Travelers Asset Management International Company LLC, and Travelers Investment Adviser Inc., each of which serves as the investment advisor for certain of the funding options that may be available under your variable contract.

The transaction is subject to certain domestic and international regulatory approvals, as well as other customary conditions to closing. The transaction is expected to close this summer. Under the terms of the transaction, The Travelers Insurance Company will distribute its ownership of Primerica Life Insurance Company and certain other assets, including shares of Citigroup preferred stock, to Citigroup Inc., or its subsidiaries prior to the closing. The Travelers Insurance Company has filed a current report on Form 8-K on February 2, 2005 with additional information about the transaction, including pro forma financial information. The filing can be found at the SEC's Internet website at http://www.sec.gov.

The transaction will not affect the terms or conditions of your variable contract, and The Travelers Insurance Company or The Travelers Life and Annuity Company will remain fully responsible for their respective contractual obligations to variable life insurance contract owners.

               THE SEPARATE ACCOUNTS AND THEIR INVESTMENT OPTIONS

Under Connecticut law, The Travelers Insurance Company and The Travelers Life and Annuity Company each sponsor separate accounts. Separate accounts are primarily designed to keep policy assets separate from other company assets. Premium payments that you invest in the Investment Options are deposited in the applicable Separate account. The income, gains, and losses are credited to, or charged against each separate account without regard to the income, gains or losses from any other Investment Option or from any other business of the Companies.

The Travelers Insurance Company sponsors The Travelers Variable Life Insurance Separate Account Three (Separate Account Three), while The Travelers Life and Annuity Company sponsors The Travelers Variable Life Insurance Separate Account One (Separate Account One). The Separate Accounts were established on September 23, 1994. Both separate accounts were established under the laws of Connecticut and both are registered with the Securities and Exchange Commission ("SEC") as unit investment trusts under the Investment Company Act of 1940 and qualify as "separate accounts."

The separate accounts are divided into the various Investment Options to which you allocate your Premium Payments. Each Investment Option uses its assets to purchase shares of a corresponding Fund of the same name. The separate accounts purchase shares of the Funds at net asset value (i.e., without a sales charge) and receive all dividends and capital gains distributions from each Fund, and reinvests in additional shares of that Fund. Finally, the assets of the separate accounts may not be used to pay any liabilities of the insurance companies other than those arising from the Policies, and the insurance companies are obligated to pay all amounts promised to Policy Owners under the Policies.

                                    THE FUNDS

The Funds offered through this Policy are listed below. Some Funds may not be available in certain states. Each Fund is registered under the Investment Company Act of 1940 as an open-end, management investment company. These Funds are not publicly traded and are offered only through variable annuity and variable life insurance products. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar, and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Fund, and Policy Owners should not compare the two.

The Funds offered through this product are selected by the Company based on several criteria, including asset Class coverage, the strength of the manager's reputation and tenure and brand recognition, performance and the capability and qualification of each sponsoring investment firm. Another factor the Company considers during the initial selection process is whether the Fund or an affiliate of the Fund will compensate the Company for providing administrative, marketing and support services that would otherwise be provided by the Fund, the Fund's Investment Adviser or its distributor.

Each Fund is reviewed periodically after having been selected. Upon review, the Company may remove a Fund or restrict allocation of additional Premium to a Fund if the Company determines the Fund no longer meets one or more of the criteria and/or if the Fund has not attracted significant contract owner assets.

In addition, if any of the Funds become unavailable, or if we believe that further investment in a Fund is inappropriate for the purposes of the Contract, we may substitute another Investment Option. However, we will not make any substitutions without notifying you and obtaining any state and SEC approval, if necessary. From time to time we may make new Investment Options available.

ADMINISTRATIVE, MARKETING AND SUPPORT SERVICE FEES. As described above, the Company and TDLLC have arrangements with the investment adviser, subadviser, distributor, and/or affiliated companies of most of the Funds under which the Company and TDLLC receive payments in connection with our provision of administrative, marketing or other support services to the Funds. Proceeds of these payments may be used for any corporate purpose, including payment of expenses that the Company and TDLLC incur in promoting, issuing, distributing and administering the Policies. The Company and its affiliates may profit from these fees.

The payments are generally based on a percentage of the average assets of each Fund allocated to the Investment Options under the Policy or other contracts offered by the Company. The amount of the fee that a Fund and its affiliates pay the Company and/or the Company's affiliates is negotiated and varies with each Fund. Aggregate fees relating to the different Funds may be as much as 0.65% of the average net assets of a Fund attributable to the relevant policies. A portion of these payments may come from revenue derived from the Distribution and/or Service Fees (12b-1 fees) that are deducted from a Fund's assets as part of its Total Annual Operating Expenses.

Each Fund has different investment objectives and risks. The Fund prospectuses contain more detailed information on each Fund's investment strategy, investment advisers and its fees. YOU MAY OBTAIN A FUND PROSPECTUS BY CALLING 1-800-334-4298 OR THROUGH YOUR INSURANCE AGENT. We do not guarantee the investment results of the Funds.

              FUNDING                                 INVESTMENT                                 INVESTMENT
               OPTION                                  OBJECTIVE                             ADVISER/SUBADVISER
              -------                 ------------------------------------------   -------------------------------------
GREENWICH STREET SERIES FUND
   Fundamental Value Portfolio        Seeks long-term capital growth. Current      SBFM
                                      income is a secondary consideration. The
                                      Fund normally invests in common stocks,
                                      and common stock equivalents of companies,
                                      the manager believes are undervalued.

PIMCO VARIABLE INSURANCE TRUST
   Real Return Portfolio --
      Administrative Class            Seeks maximum real return, consistent with   Pacific Investment Management Company
                                      preservation of real capital and prudent     LLC
                                      investment management.

SMITH BARNEY ALLOCATION SERIES INC.
   Select Balanced Portfolio          Seeks a balance of growth of capital and     Travelers Investment Adviser,
                                      income. The Fund is a "fund of funds."       Inc.("TIA")
                                      Rather than investing directly in
                                      securities, the Fund normally invests in
                                      other Smith Barney equity and fixed-income
                                      mutual funds.

   Select Growth Portfolio            Seeks long-term growth of capital. The       Travelers Investment Adviser, Inc.
                                      Fund is a "fund of funds." Rather than
                                      investing directly in securities, the Fund
                                      normally invests in other Smith Barney
                                      mutual funds, which are primarily equity
                                      funds.

   Select High Growth Portfolio       Seeks capital appreciation. The Fund is a    Travelers Investment Adviser, Inc.
                                      "fund of funds." Rather than investing
                                      directly in securities, the Fund normally
                                      invests in other Smith Barney mutual
                                      funds, which are primarily fixed-income
                                      funds.

THE TRAVELERS SERIES TRUST
   Large Cap Portfolio                Seeks long term growth of capital. The       TAMIC
                                      Fund normally invests in the securities of   Subadviser: FMR
                                      companies with large market
                                      capitalizations.

   Managed Allocation Series:         Seeks long-term growth of capital. The       Travelers Asset Management
      Aggressive Portfolio            Fund normally invests in other investment    International Company LLC ("TAMIC")
                                      companies ("Underlying Funds") that invest   Subadviser: Deutsche Investment
                                      primarily in equity securities.              Management Americas Inc. ("DIMA")

   Managed Allocation Series:
      Conservative Portfolio          Seeks a high level of current income with    Travelers Asset Management
                                      some consideration given to growth of        International Company LLC ("TAMIC")
                                      capital. The Fund normally invests in        Subadviser: Deutsche Investment
                                      other investment companies ("Underlying      Management Americas Inc. ("DIMA")
                                      Funds") that invest in both equity and
                                      debt securities.

              FUNDING                                 INVESTMENT                                 INVESTMENT
               OPTION                                  OBJECTIVE                             ADVISER/SUBADVISER
              -------                 ------------------------------------------   -------------------------------------
   Managed Allocation Series:         Seeks long-term growth of capital. The       Travelers Asset Management
      Moderate-Aggressive Portfolio   Fund normally invests in other investment    International Company LLC ("TAMIC")
                                      companies ("Underlying Funds") that invest   Subadviser: Deutsche Investment
                                      in both equity and debt securities.          Management Americas Inc. ("DIMA")

   Managed Allocation Series:         Seeks a balance between a high level of      Travelers Asset Management
      Moderate-Conservative           current income and growth of capital, with   International Company LLC ("TAMIC")
      Portfolio                       a greater emphasis on income. The Fund       Subadviser: Deutsche Investment
                                      normally invests in other investment         Management Americas Inc. ("DIMA")
                                      companies ("Underlying Funds") that invest
                                      in both equity and debt securities.

   MFS Mid Cap Growth Portfolio       Seeks long term growth of capital. The       TAMIC
                                      Fund normally invests in equity securities   Subadviser: MFS
                                      of companies with medium market
                                      capitalization.

   Style Focus Series: Small Cap      Seeks capital appreciation. The Fund         Travelers Asset Management
      Growth Portfolio                normally invests in common stocks and        International Company LLC ("TAMIC")
                                      other equity securities of small U.S.        Subadviser: Travelers Investment
                                      companies.                                   Management Company ("TIMCO") and
                                                                                   Janus Capital Management LLC ("Janus
                                                                                   Capital")

   Zero Coupon Bond Fund Portfolio    Seeks high consistent total return with      TAMIC
      Series 2005                     preservation of capital. The Fund normally
                                      invests in zero coupon securities.

TRAVELERS SERIES FUND INC.
   AIM Capital Appreciation           Seeks capital appreciation. The Fund         Travelers Investment Adviser Inc.
      Portfolio                       normally invests in common stocks of         ("TIA")
                                      companies that are likely to benefit from    Subadviser: AIM Capital Management
                                      new products, services or processes or       Inc.
                                      have experienced above-average earnings
                                      growth.

   MFS Total Return Portfolio         Seeks above average income consistent with   TIA
                                      the prudent employment of capital.           Subadviser: MFS
                                      Secondarily, seeks growth of capital and
                                      income. The Fund normally invests in a
                                      broad range of equity and fixed-income
                                      securities of both U.S. and foreign
                                      issuers.

   Pioneer Strategic Income           Seeks high current income. The Fund          TIA
      Portfolio                       normally invests in debt securities and      Subadviser: Pioneer Investment
                                      has the flexibility to invest in a broad     Management, Inc.
                                      range of issuers and segments of the debt
                                      securities market.

   Smith Barney High Income           Seeks high current income. Secondarily,      SBFM
      Portfolio                       seeks capital appreciation. The Fund
                                      normally invests in high yield corporate
                                      debt and preferred stock of U.S. and
                                      foreign issuers.

   Smith Barney International All     Seeks total return on assets from growth     SBFM
      Cap Growth Portfolio            of capital and income. The Fund normally
                                      invests in equity securities of foreign
                                      companies.

   Smith Barney Large Cap Value       Seeks long-term growth of capital with       SBFM
      Portfolio+                      current income is a secondary objective.
                                      The Fund normally invests in equities, or
                                      similar securities, of companies with
                                      large market capitalizations.

   Smith Barney Money Market          Seeks to maximize current income             SBFM
      Portfolio                       consistent with preservation of capital.
                                      The Fund seeks to maintain a stable $1
                                      share price. The Fund normally invests in
                                      high quality U.S. short-term debt
                                      securities.

   Strategic Equity Portfolio         Seeks capital appreciation. The Fund         TIA
                                      normally invests in U.S. and foreign         Subadviser: Fidelity Management &
                                      equity securities.                           Research Company ("FMR")

   Travelers Managed Income           Seeks high current income consistent with    TAMIC
      Portfolio                       prudent risk of capital. The Fund normally
                                      invests in U.S. corporate debt and U.S.
                                      government securities.

              FUNDING                                 INVESTMENT                                 INVESTMENT
               OPTION                                  OBJECTIVE                             ADVISER/SUBADVISER
              -------                 ------------------------------------------   -------------------------------------
   Van Kampen Enterprise Portfolio    Seeks capital appreciation. The Fund         TIA
                                      normally invests in common stocks of         Subadviser: Van Kampen Asset
                                      growth companies.                            Management Inc.

VANGUARD VARIABLE INSURANCE FUND
   Mid-Cap Index Portfolio            The fund seeks investment results that       The Vanguard Group
                                      parallel the performance of the unmanaged
                                      MSCI US Mid-Cap 450 Index.

   Total Stock Market Index           The fund seeks investment results that       The Vanguard Group
      Portfolio                       parallel the performance of the unmanaged
                                      Dow Jones Wilshire 5000 Index.

----------
+    Closed to new investors.

                                  VOTING RIGHTS

The Company is the legal owner of Fund shares. However, we believe that when a Fund solicits proxies in conjunction with a vote of shareholders, we are required to obtain instructions on how to vote Fund shares from Policy Owners who have chosen the corresponding Investment Option. Accordingly, we will send you proxy materials and voting instructions. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Policy Owners, in the same proportion as shares for which we received voting instructions. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual or semi-annual report to Policy Owners.

                              CONFLICTS OF INTEREST

The Funds may also be available to separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as to qualified plans. Due to differences in redemption rates, tax treatment or other considerations, the interest of various shareholders participating in a Fund could conflict. Each will be monitored for the existence of any material conflicts by its Board of Directors to determine what action, if any, should be taken. The prospectuses for the Funds have more details.

                          POLICY CHARGES AND DEDUCTIONS

We deduct the charges described below. The charges are for services and benefits we provide, costs and expenses we incur, and risks we assume under the Policies. The amount of a charge may not exactly correspond to the costs associated with providing the services or benefits indicated by the designated charge. We also may realize a profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expense charges.

The SERVICES AND BENEFITS we provide include:

     - the ability for you to make withdrawals and surrenders under the Policies;

     -    the ability for you to obtain a loan under the Policies;

     -    the Death Benefit paid on the death of the Insured;

     - making available a variety of Investment Options and related programs (including dollar-cost averaging and portfolio rebalancing);

     - administration of the various elective options available under the Policies; and

     -    the distribution of various reports to Policy Owners.

The COSTS AND EXPENSES we incur include:

     - expenses associated with underwriting applications, increases in the Stated Amount, and Riders;

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Policies;

     - sales and marketing expenses including commission payments to your sales agent; and

     -    other costs of doing business.

RISKS we assume include:

     - that the Insured may live for a shorter period of time than estimated resulting in the payment of greater Death Benefits than expected; and

     - that the costs of providing the services and benefits under the Policies will exceed the charges deducted.

                           CHARGES AGAINST CASH VALUE

MONTHLY DEDUCTION AMOUNT: Several charges are combined in the Monthly Deduction Amount, which we deduct pro rata from each of the Investment Option's values attributable to the Policy, (unless you select the ALLOCATED CHARGES OPTION -- see below.) We deduct the amount on the first day of each Policy Month (the DEDUCTION DATE). The dollar amount of the Monthly Deduction Amount will vary from month to month. The Monthly Deduction Amount consists of (1) the Cost of Insurance Charge, (2) the Policy Administrative Expense Charge and (3) charges for any Riders. These are described below.

     - COST OF INSURANCE CHARGE: The cost of insurance charge is the primary charge under your Policy for the Death Benefit we provide you. Like other policy charges, we may profit from the cost of insurance charge and may use these profits for any lawful purpose such as the payment of distribution and administrative expenses. The amount of the cost of insurance charge depends on: (1) the Net Amount At Risk and (2) the cost of insurance rate. Generally, the Cost of Insurance Charge increases each year.

     - There are maximum or GUARANTEED COST OF INSURANCE RATES associated with your Policy that are shown on the Policy Summary page of your Policy. The guaranteed rates are based on the 1980 Commissioners Standard Ordinary Mortality Tables or the 1980 Commissioner Ordinary Mortality Table B, which are used for unisex cost of insurance rates. The rates are also based on the age, gender and risk Class of the Insured.

     - The CURRENT COST OF INSURANCE RATES are based on the age, risk Class and gender (unless unisex rates are required) of the Insured. The current rates are lower than the guaranteed rates and they will never exceed the guaranteed rates in the future. We will base any future changes in these rates only on our future expectations as to mortality, expenses and persistency. Nothing in the Policy will be affected by our actual mortality and expenses experienced under Policies issued. We will determined the current rates for the Initial Stated Amount and for each increase to the Stated Amount at the start of each Policy Year and will guarantee them for that Policy Year. Any change that we make in the current rates will be on a uniform basis for insureds of the same age, sex, duration and rate class.

ALLOCATED CHARGES OPTION (ACO): You may elect in writing to have us deduct the Monthly Deduction Amount from specified to deduct the Monthly Deduction Amount from you and you must designate the applicable amount from each specified fund in a whole percentage. In any given month if the value of any specified Fund is insufficient to support its share of the Monthly Deduction Amount, the Monthly Deduction Amount will be taken pro rata from all Funds.

To elect ACO, you must complete our ACO election form and send it to us. We may modify, suspend or terminate ACO at anytime without prior notification.

STATE PREMIUM TAX CHARGE. Premium tax charges are not deducted at the time that a premium is made, although the Company does pay state premium taxes attributable to a particular Policy when those taxes are incurred. To reimburse the Company for payment of such taxes, during the first ten years following a premium payment made before the 10th Policy Anniversary, a premium tax charge of 0.20% per year will apply. Premium taxes vary from state to state and currently range from 0.75% to 3.5%. Because there is a range of premium tax rates, you may pay premium tax charges in total that are higher or lower than the premium tax actually assessed or not assessed in your jurisdiction.

     - CHARGES FOR RIDERS: The Company will include a supplemental benefits charge in the Monthly Deduction Amount if you have elected any Riders for which there is a charge. The amount of this charge will vary depending upon the actual Rider selected.

                      CHARGES AGAINST THE SEPARATE ACCOUNT

MORTALITY AND EXPENSE RISK CHARGE: We deduct a daily charge for mortality and expense risks against the assets in the Investment Options. We deduct a daily charge for mortality and expense risks. This charge is at an annual rate of 0.90% of the assets in the Investment Options. The annual rate will be reduced to 0.75% of the assets in the Investment Options for the current Policy Year if the Average net Growth Rate is 6.5% or greater during the previous Policy Year. This determination is made on an annual basis. This charge compensates us for various risks assumed, benefits provided and expenses incurred including commissions paid to your sales agents.

                                SURRENDER CHARGES

A percent of premium surrender charge will be imposed upon full surrenders of the Policy that occur within nine (9) years after the Company has received any Premium Payments under the Policy. For partial surrenders a percentage of amount surrendered will be charged. This charge is intended to cover certain expenses relating to the sale of the Policy, including commissions to registered representatives and other promotional expenses. To the extent that the surrender charges assessed under the Policy are less than the sales commissions paid with respect to the Policy, the Company will pay the shortfall from its general account assets, which will include any profits it may derive from charges imposed under the Policy. (See also "Cash Value and Cash Surrender Value.") Surrenders charges are determined as follows:

      YEARS SINCE        FULL SURRENDERS       PARTIAL SURRENDERS
 PREMIUM PAYMENT MADE     (% OF PREMIUM)   (% OF AMOUNT SURRENDERED)
 --------------------    ---------------   -------------------------
     up to 2 years             7.5%                   7.5%
        3 or 4                   7%                     7%
           5                   6.5%                   6.5%
           6                     6%                     6%
           7                     5%                     5%
           8                     4%                     4%
           9                     3%                     3%
Year 10 and Thereafter           0%                     0%

PARTIAL SURRENDERS. The Company will impose a surrender charge equal to a percentage of the amount surrendered for partial surrenders in excess of the free withdrawal amount described below. The surrender charge will be limited so that the total charge for partial surrenders will not exceed the charge that would apply to a full surrender of the Policy.

For purposes of determining the surrender charge percentage that will apply to a partial surrender, surrender charges are calculated on a "last-in, first-out basis." This means that any partial withdrawal in excess of the free withdrawal amount will be taken against premiums in the reverse order in which they were made, if more than one premium was paid under the Policy. Surrender charges will be assessed only against that portion of the partial withdrawal taken from premium payment(s).

FREE WITHDRAWAL ALLOWANCE. Beginning in the second Policy Year, the Company will permit partial surrenders of the Policy's earnings in an amount of up to 10% of the Policy's Cash Value each year, without the imposition of a surrender charge. The amount of Cash Value available for free withdrawal will be determined on the Policy Anniversary on or immediately prior to the date that the partial surrender request is received. The amount of earnings available for withdrawal will be determined on the date the request for such withdrawal is received by the Company.

                                  FUND CHARGES

Fund charges are not direct charges under the Policy. When you allocate money to the Investment Options, the separate account purchases shares of the corresponding Funds at net asset value. The net asset value reflects investment advisory fees and other expenses already deducted from the Funds. See the "Fee Tables" section in this prospectus and the Fund company prospectuses for information on the Fund charges.

                 MODIFICATION, RESERVED RIGHTS AND OTHER CHARGES

We may offer the Policy an arrangement where an employer or trustee will own a group of policies on the lives of certain employees, or in other situations where groups of policies will be purchased at one time. We may reduce or eliminate the mortality and expense risk charge, sales or surrender charges and administrative charges in such arrangements to reflect the reduced sales expenses, administrative costs and/or mortality and expense risks expected as a result of sales to a particular group.

We will not reduce or eliminate the withdrawal charge, mortality and expense risk charge or the administrative charge if the reduction or elimination will be unfairly discriminatory to any person.

We reserve the right to charge for transfers, illustrative reports and to charge the assets of each Investment Option for a reserve of any income taxes payable by the Company on the assets attributable to that Investment Option.

We sell the Policies through registered representatives of broker-dealers. These registered representatives are also appointed and licensed as insurance agents of the Company. We pay commissions to the broker-dealers for selling the Policies. You do not directly pay these commissions. We intend to recover commissions, marketing, administrative and other expenses and cost of Policy benefits through the fees and charges imposed under the Policies. See "Distribution."

                               POLICY DESCRIPTION

VintageLife is both an insurance product and a security. The Policy is first and foremost a life insurance Policy with death benefits, cash values and other features traditionally associated with life insurance. The Policy is a security because the Cash Value and, under certain circumstances, the Amount Insured and Death Benefit may increase or decrease to reflect the performance of the Funds that you direct your Net Premium Payments to. The Policy is non-participating, which means the Company will not pay dividends on the Policy.

                              APPLYING FOR A POLICY

To purchase a Policy, an APPLICATION on the Insured must be submitted to us with information that includes:

     -    Requested Stated Amount (minimum of $25,000);

     -    Death Benefit Option;

     -    Beneficiary;

     -    Investment Option selections; and

     -    Rider selections.

Policies generally will be issued only on the life of an Insured between the ages of 20 and 80. We will then follow certain underwriting procedures designed to determine the insurability of the proposed Insured and may require medical examinations and additional information about the proposed Insured before the application is approved. A Policy will be issued only after the underwriting process is completed to our satisfaction (ISSUE DATE). The POLICY DATE is the date we use to determine all future transactions on the Policy (e.g., deduction dates, policy years). If you pay your initial premium with your application, we will deposit that premium in a non-interest bearing account during the underwriting period.

We reserve the right to reject an application for any reason subject to the requirements imposed by law in the jurisdiction where the requested insurance Policy was to be issued and delivered. If the application is declined or cancelled, the full amount paid with the application will be refunded. We may apply increased charges for the underwriting classification of a proposed Insured.

While your application for the Policy is in underwriting, we may offer you TEMPORARY LIFE INSURANCE. To obtain the temporary insurance, you must complete the Policy Application, including the Temporary Insurance Agreement sections and you must make an advance payment. Please see "Terms and Conditions" in the Temporary Insurance Agreement for details on coverage dates and amounts.

                              WHEN COVERAGE BEGINS

Your Policy becomes effective once our underwriting staff has approved the application and once the first premium payment has been made.

                       RIGHT TO CANCEL (FREE LOOK PERIOD)

The law of the state in which your Policy is issued or delivered provides you a Right to Cancel or "free-look" period. The period varies by state but is never less than ten days from the day you receive your Policy. The Right to Cancel period for your Policy will be on the cover of your Policy.

After underwriting is complete and the Right to Cancel period begins, we will apply your Net Premium to the money market Investment Option under the Policy. At the end of the Right to Cancel period, we will apply your Premium to the Investment Options as you indicate on your application (premium allocation instructions).

To cancel a Policy during the Right to Cancel period, you must send a request in Writing along with your Policy to us within the applicable timeframe as set forth in your Policy, and we will make the refund within seven (7) days after we receive your request and returned Policy. We will refund to you any Premiums paid minus any Outstanding Loans.

                        TAX FREE 'SECTION 1035' EXCHANGES

You can generally exchange one life insurance policy for another in a 'tax-free exchange' under Section 1035 of the Internal Revenue Code (the "IRC"). Before making an exchange of one insurance contract for another, you should compare both policies carefully. Remember that if you exchange another policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy. There will be a new surrender charge period for this Policy and other charges may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income tax on the gain and potentially an early withdrawal or other penalty on the exchange. You should not exchange an existing life insurance policy for this one unless you determine, after knowing all the facts and after consulting with a tax advisor, that the exchange is in your best interest and not just better for the person trying to sell you this Policy (that person will generally earn a commission if you buy this Policy through an exchange or otherwise).

                             OWNERSHIP/POLICY RIGHTS

The POLICY OWNER is the person who has the right to exercise all of the rights and options under the Policy, and to make changes to the Policy while the Insured is alive. Usually, the person who is buying the Policy is also the Policy Owner. However, in some instances, the Policy Owner can be an entity such as a trust or someone other than the person who is buying the Policy. In either situation, the Policy Owner may exercise certain rights that are described below. Some changes to the Policy require additional underwriting approval.

     -    Assigning the Policy

          The Policy Owner may assign the Policy as collateral for a loan or other obligation. We are not responsible for any payment made or action taken before receipt of written notice of such assignment. Proof of interest must be filed with any claim under a collateral assignment. Assigning the Policy may have tax consequences. See "Tax Treatment of Policy Benefits." You should consult a tax adviser before assigning the Policy.

     -    Receiving the MATURITY BENEFIT

          If the Insured is living on the Maturity Date, we will pay you the Cash Value of the Policy as of the Maturity Date, less any:

               1.   Outstanding loan;

               2.   Monthly Deduction Amount due but not paid; and

               3. Amount payable to an assignee under a collateral assignment of the Policy.

          Upon maturity, insurance ends and we have no further obligation under the Policy.

     -    Changing or revoking a Beneficiary

          The BENEFICIARY is named in the Policy application and is the person who receives the Death Benefit when the Insured dies. More than one Beneficiary may be named and you may make your Beneficiary designation irrevocable. When the Insured dies, if no Beneficiary is alive, the Death Benefit will be paid to you, if you are alive, otherwise to your estate.

          Unless you irrevocably named the Beneficiary, you may name a new Beneficiary while the Insured is living and while your Policy is in force by writing us at our Home Office. Subject to our receipt of the change, any change in beneficiary will be effective on the date you sign the notice of change regardless of whether the Insured has died at the time we receive the notice; however, we will have no further responsibility if we made any payment before we receive the notice of change.

     -    Decreases in the Stated Amount of Insurance

          You may request a decrease in the Stated Amount after the second Policy Year, provided that the Stated Amount after any decrease is not less than the minimum amount of $25,000. For purposes of determining the Cost of Insurance charge, a decrease will reduce the Stated Amount in the following order:

               1.   against the most recent increase in the Stated Amount;

               2. to other increases in the reverse order in which they occurred; and

               3.   to the initial Stated Amount.

          A decrease in Stated Amount in a substantially funded Policy may cause a cash distribution that is included in your gross income.

     -    Changing the Death Benefit Option

          You may change the Death Benefit Option from Option 1 (the Level Option) to Option 2 (the Variable Option). This change does not require additional underwriting approval.

          You may also request a change from Option 2 to Option 1, which requires additional underwriting approval.

          Changing the Death Benefit Option may have tax consequences. You should consult a tax adviser before changing the Death Benefit Option. Please see "Death Benefit."

     - Increases in the Stated Amount (requires additional underwriting approval)

          You may request an increase to the Stated Amount after the first Policy Year and prior to the Policy Anniversary on which the Insured is age 80. We will not allow a requested increase to the Stated Amount for less than $1,000. The increase will be effective on the date shown on the supplemental Policy Summary that we will send you. There is an additional Policy Administrative Charge and a Per Thousand of Stated Amount Surrender Charge associated with a requested increase in Stated Amount.

          We will require you to submit a new application and evidence of insurability for any requested increase in the Stated Amount. We require evidence of insurability because we issue an additional "insurance segment" associated with the increase. Each insurance segment will have its own issue age, risk Class and in certain instances, charges. In this case, we will attribute your Cash Value to each insurance segment in the order they were added to the Policy to compute our insurance risk and to calculate the Cost of Insurance Charge.

          If you surrender your Policy after an increase in Stated Amount has become effective we will calculate the surrender charge by calculating the surrender penalty for each premium paid. The charge for a full surrender is equal to a percentage of each premium paid. The percentages are determined by how long the premium has been in the policy. If the years from the date of premium receipt are 1 through 2, percent of premium paid is 7.5%. If the years from the date of premium receipt are 3 through 4, percent of premium paid is 7.0%. If the years from the date of premium receipt is 5, percent of premium paid is 6.5%. If the years from the date of premium receipt is 6, percent of premium paid is 6.0%. If the years from the date of premium receipt is 7, percent of premium paid is 5.0%. If the years from the date of premium receipt is 8, percent of premium paid is 4.0%. If the years from the date of premium receipt is 9, percent of premium paid is 3.0%. If the years from the date of premium receipt is 10 or more, percent of premium paid is 0.0%. The surrender penalty is the sum of the penalties for each premium payment.

Written requests for changes should be sent to the Company's Home Office at One Cityplace, 3CP Hartford, Connecticut, 06103-3415. The Company's telephone number is (860) 308-1000. Some of these changes may have tax consequences. You should consult a tax adviser before requesting any of these changes.

                                    PREMIUMS

               AMOUNT, FREQUENCY AND DURATION OF PREMIUM PAYMENTS

INITIAL PREMIUM. The Initial Premium is due on or before the Policy Date and is payable in full at the Company's Home Office. The Initial Premium is the guideline single premium for the life insurance coverage provided under the Policy, as determined in accordance with the Internal Revenue Code of 1986, as amended (the "Code"). The minimum Initial Premium is $25,000. Additional Premium Payments may be made under the Policy, as described below. However, if there are any outstanding policy loans, any payment received will be treated first as repayment of loans rather than as an additional Premium Payment.

The Initial Premium purchases a Death Benefit equal to the Policy's Stated Amount (if Option 1 is selected), or to the Policy's Stated Amount plus the Cash Value (if Option 2 is selected). The relationship between the Initial Premium and the Stated Amount depends on the age, sex (where permitted by state law) and risk Class of the Insured. Generally, the same Initial Premium will purchase a higher Stated Amount for a younger Insured than for an older Insured. Likewise, the same Initial Premium will purchase a slightly higher Stated Amount for a female Insured than for a male Insured of the same age. Also, the same Initial Premium will purchase a higher Stated Amount for a standard Insured than for a substandard Insured. Representative Stated Amounts per dollar of Initial Premium are set forth in Appendix B.

ADDITIONAL PREMIUM PAYMENTS. You can make additional Premium Payments under the following circumstances:

     1. INCREASES IN STATED AMOUNT -- You may request an increase in Stated Amount at any time. If your request is approved, the Company will require you to make an additional Premium Payment in order for an increase in Stated Amount to become effective. The minimum additional Premium Payment permitted by the Company in connection with an increase in Stated Amount is $1,000. (See "Changing the Death Benefit Option.")

     2. TO PREVENT LAPSE -- If the Cash Surrender Value on any Deduction Day is insufficient to cover the Monthly Deduction Amount or loan interest due but not paid, then you must make an additional Premium Payment during the Grace Period sufficient to cover the Monthly Deduction Amount and loan interest due in order to prevent lapse. The minimum amount of any payment that may be required to be made in this circumstance will be stated in the notice mailed to you in accordance with the Policy; payments in excess of the amount required to prevent lapse will be considered a payment "at your discretion" and consequently subject to the rules described below. If you do not make a sufficient payment, the Policy will lapse and terminate without value. (See "Lapse and Reinstatement.")

     3. AT YOUR DISCRETION -- Additional Premium Payments may be made at your discretion so long as the payment plus the total of all premiums previously paid does not exceed the maximum premium limitation derived from the guideline premium test for life insurance prescribed by the Code. Because of the test, the maximum premium limitation will ordinarily equal the Initial Premium for a number of years after the Policy has been issued. Therefore, discretionary additional Premium Payments normally will not be permitted during the early years of the Policy. Discretionary additional Premium Payments must be at least $250, and may not be paid on or after the Maturity Date.

Any Additional Premium Payments made under the Policy may be subject to new evidence of insurability. A payment received in excess of any Loan Account Value will be treated as an additional Premium Payment.

                         ALLOCATION OF PREMIUM PAYMENTS

During the underwriting period, any Premium we receive will be placed in a non-interest bearing account. After underwriting is complete and the Right to Cancel period begins, we will apply your Net Premium to the money market Investment Option in your Policy. At the end of the Right to Cancel period, we will apply your Premium to the Investment Options as you indicate on your application (premium allocation instructions).

You may change your premium allocation instructions upon written request to us (or any other notification we deem satisfactory). Any allocation change will be effective on the date we record the change. Any future premiums will be allocated in accordance with the new allocation, unless we receive contrary written instructions.

Unless underwriting is required, we will process a Premium Payment or other transaction as of the next computed Accumulation Unit Value of an Investment Option following our receipt of the Premium Payment or other transaction request in good order.

                            VALUES UNDER YOUR POLICY

                                   CASH VALUE

Each Policy has a CASH VALUE that is used as the basis for determining Policy benefits and charges. On each business day your Policy has a Cash Value which we use to determine how much money is available to you for loans, surrenders and in some cases the Death Benefit.

A Policy's Cash Value is the sum of the values held in the INVESTMENT OPTIONS and the LOAN ACCOUNT. A Policy's Cash Value will change daily, has no guaranteed minimum value and may be more or less than Premiums paid. We calculate the Policy's Cash Value each day the New York Stock Exchange is open for trading (A VALUATION DATE). The period between successive Valuation Dates is called a VALUATION PERIOD.

The Cash Value will increase or decrease depending on the investment performance of the Investment Options, the Premium Payments you make, the fees and charges we deduct and any Policy transactions (loans, withdrawals, surrenders) you make.

                           INVESTMENT OPTION VALUATION

The value of each Investment Option is measured in ACCUMULATION UNITS. We value each Investment Option on each Valuation Date. Every time you allocate or transfer money to or from an Investment Option we convert that dollar amount into units. The value of an Accumulation Unit for each Investment Option is initially set at $1.00 and may vary among Investment Options and from one Valuation Period to the next. We determine each Investment Option's Accumulation Unit Value (AUV) on each Valuation Date by multiplying the value on the immediately preceding Valuation Date by the corresponding NET INVESTMENT FACTOR (see below) for the Valuation Period just ended. For example, to calculate Monday's Valuation Date price, we would multiply Friday's Accumulation Unit Value by Monday's Net Investment Factor.

The Net Investment Factor is simply an index we use to measure the investment performance of an Investment Option from one Valuation Period to the next. Each Investment Option has a Net Investment Factor for each Valuation Period that may be greater or less than one. Therefore, the value of an Accumulation Unit (and the value of the Investment Option) may increase or decrease.

We determine the NET INVESTMENT FACTOR for any Valuation Period using the following equation: a - c
                    ---
                     b

A is:

     1. the net asset value per share of the Fund held in the Investment Option as of the Valuation Date; plus

     2. the per-share amount of any dividend or capital gain distribution on shares of the Fund held by the Investment Option if the ex-dividend date occurs in the Valuation Period just ended; plus or minus

     3. a per-share charge or credit, as we may determine on the Valuation Date for tax reserves; and

B is:

     1. the net asset value per share of the Fund held in the Investment Option as of the last prior Valuation Date; plus or minus

     2. the per-share or per-unit charge or credit for tax reserves as of the end of the last prior Valuation Date; and

C is: the applicable Investment Option deduction for the Valuation Period.

The Accumulation Unit Value may increase or decrease. The number of Accumulation Units credited to your Policy will not change as a result of the Investment Option's investment experience. The separate account will redeem Fund shares at their net asset value, to the extent necessary to make payments under the Policy.

Premium Payments will be credited to your Policy based on the Accumulation Unit Value next determined of the applicable Investment Option after we receive the Premium Payment in good order.

Transfers between Investment Options will result in the addition or reduction of Accumulation Units having a total value equal to the dollar amount being transferred to or from a particular Investment Option. The number of Accumulation Units will be determined by dividing the amount transferred by the Accumulation Unit Value of the Investment Options involved as of the next Valuation Date after we receive your request for transfer at our Home Office.

                             LOAN ACCOUNT VALUATION

While the Policy is in force, you may borrow money using the Policy as the only security (collateral) for the loan. A Policy Owner may obtain a cash loan from the Company secured by the Policy not to exceed 90% of the Policy's Cash Value (determined on the day on which the Company receives the written loan request), less any surrender penalties (See "Surrender Charges").

The Company will charge interest on the outstanding amounts of the loan, which interest must be paid in advance by the Policy Owner. Loans made during the first ten Policy Years will be made at a 2% net cost on principal, and a 1% net cost on earnings. Loans made after the tenth Policy Year will be made at 2% net cost on principal and 0% net cost on earnings. Loans will be taken from earnings first, and then from premium. Additionally, loans may be taken at any time at 0% net cost for the purchase of a Travelers long term care policy, where permitted by law.

For these purposes, "earnings" represents any unloaned Cash Value, minus the total premiums paid under the Policy. Loans taken against earnings will be charged an interest rate of 4.75% during the first ten Policy Years, and 3.85% for Policy Year 11 and thereafter. Loans taken against premium will be charged an interest rate of 5.65% in all Policy Years. Amounts in the Loan Account will be credited by the Company with a fixed annual rate of return of 4%, and will not be affected by the investment performance of the Investment Options. The rate of return credited to amounts held in the Loan Account will be transferred back to the Investment Options on a pro rata basis after each Policy Year. The Policy's "Loan Account Value" is equal to amounts transferred from the Investment Options to the Loan Account when a loan is taken, plus capitalized loan interest, plus the net rate of return credited to the Loan Account that has not yet been transferred back to the Investment Options. Loan repayments reduce the Loan Account Value, and increase the Cash Value in the Investment Options.

When we determine a Policy's Cash Value, the value in the Loan Account (i.e., the amount (adjusted for any repayments or additional Policy loans) we transferred from the Investment Options to secure the loan) and the result of any interest charged or credited on such amount, is added together with the values in the Investment Options.

                                    TRANSFERS

                             TRANSFERS OF CASH VALUE

Generally, you may transfer Cash Value among the Investment Options. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

MARKET TIMING/EXCESSIVE TRADING

THE CONTRACT IS INTENDED FOR USE AS A LONG-TERM INVESTMENT VEHICLE AND IS NOT DESIGNED TO SERVE AS A VEHICLE FOR EXCESSIVE TRADING OR MARKET TIMING IN AN ATTEMPT TO TAKE ADVANTAGE OF SHORT-TERM FLUCTUATIONS IN THE STOCK MARKET. EXCESSIVE TRADING IS DISRUPTIVE TO THE MANAGEMENT OF AN FUND AND INCREASES OVERALL COSTS TO ALL INVESTORS IN THE FUND. If, in our sole discretion, we determine you are engaging in excessive trading activity, trading activity that we believe is indicative of market timing, or any similar trading activity which will potentially hurt the rights or interests of other Contract Owners, we will exercise our contractual right to revise, suspend or eliminate transfer privileges, including limiting the acceptable mode of requesting transfers, and thereafter will only accept transfer requests via regular U.S. mail. We will reject transfer requests requested via facsimile, telephone or Internet. We will notify you if we choose to exercise our contractual right to restrict your acceptable mode of requesting transfers.

In determining whether we believe you are engaged in excessive trading or market timing activity, we will consider, among other things, the following factors:

          -    the dollar amount you request to transfer;

          - the number of transfers you made within the previous three months;

          - whether your transfers follow a pattern designed to take advantage of short term market fluctuations; and

          - whether your transfers are part of a group of transfers made by a third party on behalf of several individual Policy Owners.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program, or, if applicable, any asset allocation program described in this prospectus are not treated as a transfer when we evaluate trading patterns for market timing or excessive trading.

In addition to the above, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Policy Owners. We may, among other things:

          - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one owner, or

          - reject the transfer or exchange instructions of individual owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one owner.

We will notify you in writing before we restrict your right to request transfers through such market timing firm or other third party.

The policy of the Company is to seek to apply its anti-market timing and excessive trading procedures uniformly. These procedures, however, will not prevent all excessive trading and market timing activity from occurring. For example:

     - Some of the Funds are available as investments for variable insurance contracts offered by other insurance companies. These other insurance companies may have different procedures to prevent excessive trading and market timing activity or may not have any such procedures because of contractual limitations.

     - The Company may issue Policies to qualified retirement plans that request financial transactions with the Company on an omnibus basis on behalf of all plan participants. These plans generally employ a record-keeper to maintain records of participant financial activity. Because the Company does not have the records to monitor the trading activity of the individual participants, the Company may not be able to identify plan participants who may be engaging in excessive trading or market timing activity and/or may not be able to apply its contractual trade restrictions to such participants.

     - There may be other circumstances where the Company does not identify trading activity as market timing or excessive trading or take action to restrict trading activity that does not qualify as excessive trading or market timing activity under our current anti-market timing procedures. For example,

     Contract Owners may engage in trading activity involving dollar amounts that are less than the threshold that we use for trade surveillance. Or, Contact Owners may request trades in a frequency or pattern that does not qualify as excessive trading or market timing activity under our current anti-market timing procedures.

Excessive trading and market timing activity increases the overall transaction costs of an Fund, which may serve to decrease the Fund's performance. Further, excessive trading and market timing activity may disrupt the management of a Fund because of the portfolio's advisor must react to frequent requests to purchase and redeem investments.

FUTURE MODIFICATIONS. We will continue to monitor the transfer activity occurring among the Investment Options, and may modify these transfer restrictions at any time if we deem it necessary to protect the interest of all Policy Owners. These modifications may include curtailing or eliminating, without notice, the ability to use the Internet, facsimile or telephone in making transfers.

                               TELEPHONE TRANSFERS

The Policy Owner may make a transfer request in writing by mailing the request to the Company at its Home Office, or by telephone (if an authorization form is on file) by calling 1-800-334-4298. The Company will take reasonable steps to ensure that telephone transfer requests are genuine. These steps may include seeking proper authorization and identification prior to processing telephone requests. Additionally, the Company will confirm telephone transfers. Any failure to take such measures may result in the Company's liability for any losses due to fraudulent telephone transfer requests.

                               AUTOMATED TRANSFERS

DOLLAR COST AVERAGING

Under this program, you invest the same amount of money at regular intervals, so you are buying more units when the market is down and fewer when the market is up. The potential benefit is to lower your average cost. You may establish automated transfers of Policy Values on a monthly or quarterly basis from any Investment Option (s) to any other available Investment Option (s) through written request or other method acceptable to the Company. You must have a minimum total Policy Value of $5,000 to enroll in the Dollar Cost Averaging program. The minimum total automated transfer amount is $100.

You may start or stop participation in the Dollar Cost Averaging program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. Automated transfers are subject to all of the other provisions and terms of the Policy. The Company reserves the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

Before transferring any part of the Policy Value, Policy Owners should consider the risks involved in switching between investments available under this Policy. Dollar cost averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

PORTFOLIO REBALANCING

Once you allocate your money among the Investment Options, performance of each Fund may cause your allocations to differ from your original allocation, which dilutes your original investment strategy. You may elect to have the Company periodically reallocate values in your policy.

                                  DEATH BENEFIT

If your Policy is in effect on the date of the Insured's death, we will pay your Beneficiary a Death Benefit. We may reduce the Death Benefit payable as discussed below under "Paying the Death Benefit and Payment Options." All or part of the Death Benefit may be paid in cash or applied to one or more of the PAYMENT OPTIONS described in the following pages.

You may select one of two Death Benefit Options when you purchase the Policy. The amount of the Death Benefit will depend on which Death Benefit Option you select. However, as long as the Policy remains in effect, the Company guarantees that the Death Benefit under either option will be at least the current Stated Amount of the Policy less any outstanding Policy loans and unpaid Monthly Deduction Amount.

OPTION 1 (THE LEVEL OPTION)

The Death Benefit will be equal to the Stated Amount of the Policy on the date of the Insured's death or, if greater, the Minimum Amount Insured as of the date of the Insured's death.

OPTION 2 (THE VARIABLE OPTION)

The Death Benefit will be equal to the Stated Amount of the Policy plus the Cash Value as of the date of the Insured's death or, if greater, the Minimum Amount Insured as of the date of the Insured's death.

In order to be treated as life insurance under federal tax law, the Policy's Death Benefit must meet or exceed the minimum requirements of either the Guideline Premium Test or the Cash Value Accumulation Test (the MINIMUM AMOUNT INSURED). These tests generally impact the Death Benefit when a Policy Owner has a relatively large Cash Value in relation to the Stated Amount. This Policy uses the GUIDELINE PREMIUM TEST.

Under the Guideline Premium Test, a Policy's Death Benefit will not be less than the Policy's Cash Value times the corridor factor under the Code. The corridor factors, which require that the Death Benefit be greater than the Policy's Cash Value by a percentage that decreases over time, are shown in your Policy. The following is a summary of the percentages. For attained ages not shown, the percentages decline pro rata each year.

 ATTAINED AGE
OF THE INSURED   CORRIDOR FACTORS
--------------   ----------------
0-40                   250%
45                     215%
50                     185%
55                     150%
60                     130%
65                     120%
70                     115%
75                     105%
95+                    100%

The investment performance of the Funds, expenses and deduction of charges all impact Cash Value. In some circumstances, the Death Benefit may vary with the amount of the Cash Value. Under Death Benefit Option 1, the Death Benefit will vary with the Cash Value whenever the Cash Value multiplied by the applicable Minimum Amount Insured percentage set forth in Section 7702 of the Code is greater than the Stated Amount. Under Death Benefit Option 2, the Death Benefit will always vary with the Cash Value because the Death Benefit is equal to the Stated Amount of the Policy plus the Cash Value as of the date of the Insured's death (or if greater, the Minimum Amount Insured as of the date of the Insured's death. Finally, if the investment performance of the Funds is too low and the Cash Value of your Policy falls below the amount necessary to pay the Monthly Deduction Amount due and you do not send us sufficient Premium, your Policy may lapse and no coverage will be in effect.

                             DEATH BENEFIT EXAMPLES

The following examples demonstrate the relationship between the Death Benefit, the Cash Surrender Value and the Minimum Amount Insured under each Death Benefit Option. The examples assume an Insured of age 40, a Minimum Amount Insured of 250% of Cash Value (assuming the preceding table is controlling as to Minimum Amount Insured), and no outstanding Policy Loan.

                         OPTION 1 -- LEVEL DEATH BENEFIT

In the following examples of an Option 1 Level Death Benefit, the Death Benefit under the Policy is generally equal to the Stated Amount of $50,000. Since the Policy is designed to qualify as a life insurance Policy, the Death Benefit cannot be less than the Minimum Amount Insured (or, in this example, 250% of the Cash Value).

EXAMPLE ONE. If the Cash Value of the Policy equals $10,000, the Minimum Amount Insured would be $25,000 ($10,000 x 250%). Since the Death Benefit of the Policy is the greater of the Stated Amount ($50,000) or the Minimum Amount Insured ($25,000), the Death Benefit would be $50,000.

EXAMPLE TWO. If the Cash Value of the Policy equals $40,000, the Minimum Amount Insured would be $100,000 ($40,000 x 250%). The resulting Death Benefit would be $100,000 since the Death Benefit is the greater of the Stated Amount ($50,000) or the Minimum Amount Insured ($100,000).

                       OPTION 2 -- VARIABLE DEATH BENEFIT

In the following examples of an Option 2 Variable Death Benefit, the Death Benefit varies with the investment experience of the applicable Investment Options and will generally be equal to the Stated Amount plus the Cash Value of the Policy (determined on the date of the Insured's death). The Death Benefit cannot, however, be less than the Minimum Amount Insured (or, in this example, 250% of the Cash Value).

EXAMPLE ONE. If the Cash Value of the Policy equals $10,000, the Minimum Amount Insured would be $25,000 ($10,000 x 250%). The Death Benefit ($60,000) would be equal to the Stated Amount ($50,000) plus the Cash Value ($10,000), unless the Minimum Amount Insured ($25,000) was greater.

EXAMPLE TWO. If the Cash Value of the Policy equals $60,000, then the Minimum Amount Insured would be $150,000 ($60,000 x 250%). The resulting Death Benefit would be $150,000 because the Minimum Amount Insured ($150,000) is greater than the Stated Amount plus the Cash Value ($50,000 + $60,000 = $110,000).

                        CHANGING THE DEATH BENEFIT OPTION

You may change the Death Benefit Option by sending a written request to the Company. With some changes from Option 2 (Variable Benefit) to Option 1 (Level Benefit), involving substantially funded Policies, there may be a cash distribution, which is included in gross income. A change from Option 1 to Option 2 will not be permitted if the change results in a Stated Amount of less than $25,000. A change from Option 1 to Option 2 is also subject to underwriting. Changing the Death Benefit Option may have tax consequences. You should consult a tax adviser before making any change.

                  PAYING THE DEATH BENEFIT AND PAYMENT OPTIONS

Death Benefits are payable within seven days after we receive satisfactory proof of the Insured's death. The amount of Death Benefit paid may be adjusted to reflect any unpaid Monthly Deduction Amount, any Policy loan, any material misstatements in the Policy application as to age or sex of the Insured, and any amounts payable to an assignee under a collateral assignment of the Policy.

If the Insured commits suicide within two years following the Issue Date, limits on the amount of Death Benefit paid will apply. (See Limits on Right to Contest and Suicide Exclusion.) In addition, if the Insured dies during the 61-day period after the Company gives notice to the Policy Owner that the Cash Surrender Value of the Policy is insufficient to meet the Monthly Deduction Amount due, then the Death Benefit actually paid to the Policy Owner's Beneficiary will be reduced by the amount of the Monthly Deduction Amount that is due and unpaid.

We will pay policy proceeds in a lump sum, unless you or the Beneficiary selects another of the Company's PAYMENT OPTIONS. We may defer payment of proceeds, which exceed the Death Benefit for up to six months from the date of the request for payment. A combination of options may be used. The minimum amount that may be placed under a Payment Option is $5,000 unless we consent to a lesser amount. Proceeds applied under a Payment Option will no longer be affected by the investment experience of the Investment Options.

The following Payment Options are available under the Policy:

     OPTION 1 -- Payments of a fixed amount

     OPTION 2 -- Payments for a fixed period

     OPTION 3 -- Amounts Held at Interest

     OPTION 4 -- Monthly Life Income

     OPTION 5 -- Joint and Survivor Level Amount Monthly Life Income

     OPTION 6 -- Joint and Survivor Monthly Life Income-Two-thirds to Survivor

     OPTION 7 -- Joint and Last Survivor Monthly Life Income-Monthly Payment
                 Reduces on Death of First Person Named

     OPTION 8 -- Other Options

We will make any other arrangements for periodic payments as may be agreed upon. If any periodic payment due any payee is less than $100, we may make payments less often. If we have declared a higher rate under an option on the date the first payment under an option is due, we will base the payments on the higher rate.

                              BENEFITS AT MATURITY

If your Policy is in effect on the Maturity Date, we will pay the Policy's Cash Value less any Outstanding Loan, any unpaid Monthly Deduction Amount. You must surrender the Policy to us before we make a payment, at which point the Policy will terminate and we will then have no further obligations under the Policy.

The Maturity Extension Rider may extend your coverage beyond the Policy's Maturity Date. However, the tax consequences of continuing the Policy beyond the Maturity Date are unclear. You should consult your tax adviser before electing the rider to assess any potential tax liability. Details about this is in the "Other Benefits - Riders" section below.

                                 OTHER BENEFITS

EXCHANGE OPTION

Once the Policy is in effect, you may exchange it during the first two (2) Policy Years for a form of non-variable permanent individual life insurance issued by the Company (or an affiliated company, if allowed by state law) on the life of the Insured. Benefits under the new life insurance policy will be as described in that policy. No evidence of insurability will be required. The Stated Amount will be the same for each Policy. Cost of insurance rates will be based on the same risk classification as those of the former Policy. Any outstanding Policy Loan must be repaid before we will make an exchange. In addition, there may be an equitable adjustment in payments and Cash Values to reflect variance, if any, in the payments (and charges) and Cash Values under this policy and the new policy.

The Company currently permits exchanges of the Policy to certain other types of insurance policies without applying surrender charges provided the entire Cash Value of the Policy is rolled over to the new policy. The new policy may be any other form of variable or non-variable, permanent (universal life or whole life), single life or survivorship policy the Company then issues. Evidence of insurability may be required. State replacements requirements may apply.

                    RIDERS (SUPPLEMENTAL INSURANCE BENEFITS)

You may elect to have the following Rider added to your Policy. This Rider may not be available in all states. The description below is intended to be general; the terms of the Rider providing the additional benefit may vary from state to state, and you should consult the Policy and Rider.

MATURITY EXTENSION RIDER   The Maturity Extension Rider allows the policy to
                           continue in force beyond the Maturity Date. The
                           policy will be continued until the earlier of the
                           Insured's Death or the receipt of a request for full
                           surrender. The Death Benefit after the Maturity Date
                           will be equal to the Cash Value as of the date of
                           Death, minus any Loan Account value and any amounts
                           payable under a collateral assignment of the policy.
                           After the Maturity Date, Interest on loans will
                           continue to accrue and will be added to the total
                           Loan Account value, and loan repayments will be
                           accepted. New loans, partial surrenders and transfers
                           among the Investment Options (funds) will continue to
                           be permitted after the Maturity Date. There is no
                           charge for this rider.

                                POLICY SURRENDERS

You may withdraw all or a portion of the Cash Surrender Value from the Policy on any day that the Company is open for business. Withdrawing all or a portion of the Cash Surrender Value may have tax consequences. See "Tax Treatment of Policy Benefits."

                                 FULL SURRENDER

You may surrender the Policy and receive its Cash Surrender Value. (You may request a surrender without the Beneficiary's consent provided the Beneficiary has not been designated as irrevocable. If so, you will need the Beneficiary's consent.) The Cash Surrender Value will be determined as of the date we receive the written request at our Home Office. The Cash Surrender Value is the Cash Value, minus any outstanding Policy loans, and any surrender charge. We will pay you within seven (7) days after we receive your request in good order. The Policy will terminate on the date we receive your request.

                                PARTIAL SURRENDER

You may request a partial surrender of the Policy. The minimum amount is $500. The amount paid to you will be the net amount requested. We will deduct the net amount surrendered plus any applicable surrender charge pro rata from all your selected Investment Options, unless you give us other written instructions. We will pay you within 7 days after we receive your request.

In addition to reducing the Policy's Cash Value and Amount Insured, partial surrenders will reduce the Death Benefit payable under the Policy. Under Option 1 (the Level Option), the Policy's Stated Amount will be reduced by the surrender amount. Under Option 2 (the Variable Option), the Policy's Cash Value, which is part of the Death Benefit, will be reduced by the surrender amount. We may require you to return the Policy to record this reduction.

                                  POLICY LOANS

While the Policy is in force, you may borrow money using the Policy as the only security (collateral) for the loan. A loan that is taken from, or secured by, a Policy may have tax consequences. See "Federal Tax Considerations." We will charge you interest on the amount of the loan.

A Policy Owner may obtain a cash loan from the Company secured by the Policy not to exceed 90% of the Policy's Cash Value (determined on the day on which the Company receives the written loan request), less any surrender penalties (See "Surrender Charges"). Subject to state law, no loan requests may be made for amounts of less than $500.

If there is a loan outstanding at the time a subsequent loan request is made, the amount of the outstanding loan will be added to the new loan request. The Company will charge interest on the outstanding amounts of the loan, which interest must be paid in advance by the Policy Owner. Loans made during the first ten Policy Years will be made at a 2% net cost on principal, and a 1% net cost on earnings. Loans made after the tenth Policy Year will be made at 2% net cost on principal and 0% net cost on earnings.

Loans will be taken from earnings first, and then from premium.

For these purposes, "earnings" represents any unloaned Cash Value, minus the total premiums paid under the Policy. Loans taken against earnings will be charged an interest rate of 4.75% during the first ten Policy Years, and 3.85% for Policy Year 11 and thereafter. Loans taken against premium will be charged an interest rate of 5.65% in all Policy Years. Amounts in the Loan Account will be credited by the Company with a fixed annual rate of return of 4%, and will not be affected by the investment performance of the Investment Options. The rate of return credited to amounts held in the Loan Account will be transferred back to the Investment Options on a pro rata basis after each Policy Year. The Policy's "Loan Account Value" is equal to amounts transferred from the Investment Options to the Loan Account when a loan is taken, plus capitalized loan interest, plus the net rate of return credited to the Loan Account that has not yet been transferred back to the Investment Options. Loan repayments reduce the Loan Account Value, and increase the Cash Value in the Investment Options.

The amount of the loan will be transferred as of the date the loan is made on a pro rata basis from each of the Investment Options attributable to the Policy (unless the Policy Owner states otherwise) to another account (the "Loan Account"). Amounts in the Loan Account will be credited by the Company with a fixed annual rate of return of 4% (6% in New York and Massachusetts) and will not be affected by the investment performance of the Investment Options. When loan repayments are made, the amount of the repayment will be deducted from the Loan Account and will be reallocated among the Investment Options based on the current premium allocation percentages associated with each Investment Option (unless the Policy Owner states otherwise). The Company will make the loan to the Policy Owner within seven days after receipt of the written loan request.

                                EFFECTS OF LOANS

A loan affects the Policy, because we reduce the Death Benefit proceeds and Cash Surrender Value under the Policy by any Outstanding Loan Amount. Repaying the loan causes the Death Benefit proceeds and Cash Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount equal to the loan amount in the Loan Account. The amount is not affected by the performance of the Investment Options. Amounts transferred from an Investment Option to the Loan Account will affect the value in that Investment Option because we credit such amounts with an interest rate we declare, rather than with a rate of return reflecting the investment results of that Investment Option.

There are risks involved in taking a loan, a few of which include an increased potential for the Policy to lapse if projected earnings, taking into account Outstanding Loans, are not achieved. A loan may have tax consequences. See "Tax Treatment of Policy Benefits." In addition, the tax consequences of a loan after the fourteenth Policy Year are uncertain.

You should consult a tax adviser before taking out a loan.

We will notify you (and any assignee of record) if the sum of your loans plus interest you owe on the loans is more than the Cash Surrender Value. If you do not submit a sufficient payment within 31 days from the date of the notice, your Policy may lapse.

                             LAPSE AND REINSTATEMENT

                                      LAPSE

Generally, if on any Deduction Date, the Cash Surrender Value of your Policy is too low to cover the Monthly Deduction Amount, your Policy will be in default and a grace period will begin. Thirty days after the default happens, we will send you a lapse notice to your last known address that the Policy may terminate. The notice will state the amount due to keep the Policy in effect and the date by which you must pay the amount due.

                                  GRACE PERIOD

After the lapse notice is sent, if you do not pay the required amount within 61 days (subject to state law) the Policy will terminate without value, insurance coverage will no longer be in effect, and you will receive no benefits.

As long as there is an outstanding loan, we will treat that portion of any sufficient payment received during the grace period that is less than or equal to the amount of the Outstanding Loan as a repayment of the outstanding loan and not as an additional premium payment unless you request otherwise. Accordingly, we will transfer the assumed loan repayment amount from the Cash Value held in our Loan Account to the Investment Options thereby increasing the Cash Surrender Value and potentially preventing a lapse.

If the Insured dies during the Grace Period before you have paid the required premium, the Death Benefit will still be payable to the Beneficiary, although we will reduce the amount of the Death Benefit proceeds by the Monthly Deduction Amount due plus the amount of any outstanding loan.

                                  REINSTATEMENT

You may reinstate the Policy within three (3) years from the date on which the Monthly Deduction Amount was last paid if:

     (1)  the Policy was not surrendered for cash;

     (2)  you furnish us with acceptable evidence of insurability;

     (3)  you pay all past due Monthly Deduction Amounts;

     (4) you pay Premium Payments equaling the next three Monthly Deduction Amounts;

     (5)  you pay the amount of any outstanding loan.

Upon reinstatement, the Policy's Cash Value will be the amount provided by the Premium Payments you made, plus any Cash Value as of the date of lapse.

                           FEDERAL TAX CONSIDERATIONS

The effect of federal income taxes on the economic benefits provided under the Policy depends on a variety of factors, including but not limited to, the tax status of the Policy Owner and the tax treatment of the Policy (whether it is a Modified Endowment Contract). This tax treatment is highly complex. The following SUMMARY PROVIDES A GENERAL DESCRIPTION OF THE MATERIAL FEDERAL TAX CONSEQUENCES to the Policy owner and Beneficiary of buying, holding and exchanging rights under the Policy. This discussion is only a brief general summary and does not purport to be complete or cover all situations and is not intended as tax or legal advice. This discussion is based upon the Company's understanding of the federal income tax laws as currently interpreted by the U.S. Treasury ("Treasury") and the Internal Revenue Service (IRS). The Company cannot guarantee that those laws or interpretations will remain unchanged.

IT SHOULD BE UNDERSTOOD THAT THIS IS NOT AN EXHAUSTIVE DISCUSSION OF ALL TAX QUESTIONS THAT MIGHT ARISE UNDER THE POLICIES. NO ATTEMPT HAS BEEN MADE TO ADDRESS ANY FEDERAL ESTATE TAX OR STATE AND LOCAL TAX CONSIDERATIONS THAT MAY ARISE IN CONNECTION WITH A POLICY. FOR COMPLETE INFORMATION, A QUALIFIED TAX OR LEGAL ADVISOR SHOULD BE CONSULTED.

                      POTENTIAL BENEFITS OF LIFE INSURANCE

A life insurance contract, including the Policy, is a unique financial instrument that along with providing protection for premature death, also provides a number of potential tax advantages including:

     - INCOME TAX-FREE DEATH BENEFITS (e.g., the Death Benefit under the Policy, including the portion attributable to the increase in value based on the Investment Options, may pass to your Beneficiary free of income taxes.)

     - INCOME TAX-FREE GROWTH OF POLICY CASH VALUES (e.g., within the Policy, any increase in value based on the Investment Options may be tax-deferred until withdrawn - including tax-free transfers among the Investment Options, and as mentioned above, will not be subject to federal income taxes if paid as a Death Benefit.)

     - INCOME TAX-FREE ACCESS TO CASH VALUE THROUGH LOANS AND/OR WITHDRAWALS (e.g., under certain circumstances a Policy Owner may access cash from the Policy through a withdrawal, up to the tax basis, or a loan without facing tax consequences.)

Whether and how these benefits may be utilized is largely governed by IRC Sections 7702, 7702A, 817 and 101. These federal tax laws were passed to ensure that the tax advantages of life insurance are not abused.

In sum, these federal tax laws, among numerous other things, establish the following:

     -    A definition of a life insurance contract.

     -    Diversification requirements for separate account assets.

     - Limitations on policy owner's control over the assets in a separate account.

     - Guidelines to determine the maximum amount of premium that may be paid into a policy.

     -    Limitations on withdrawals from a policy.

     - Qualification testing for all life insurance policies that have cash value features.

                            TAX STATUS OF THE POLICY

DEFINITION OF LIFE INSURANCE

In order for this Policy to offer some or all of the tax advantages described above, it must meet the definition of a life insurance contract under SECTION 7702 OF THE IRC. Complying with either the cash value accumulation test or the guideline premium test set forth in IRC Section 7702 will satisfy this definition. This Policy uses the guideline premium test. Guidance as to how IRC
Section 7702 and the guideline premium test are to be applied, however, is limited. If a Policy were determined not to be a life insurance contract for purposes of IRC Section 7702, such Policy would not provide the tax advantages normally described above.

The Company believes that it is reasonable to conclude that the Policy meets the IRC Section 7702 definition of a life insurance contract. The Company reserves the right to make changes in the Policy if such changes are deemed necessary to attempt to assure its qualification as a life insurance contract for tax purposes.

DIVERSIFICATION

In addition to meeting the definition of a life insurance contract in IRC
Section 7702 of the IRC, to qualify as life insurance for federal income tax purposes, separate account investments (or the investments of a Fund, the shares of which are owned by separate accounts of insurance companies) underlying the Policy must also be "adequately diversified" pursuant to SECTION 817(H) of the IRC.

Treasury Regulation Section 1.817-5, which was adopted to implement section 817(h), generally requires that no more than 55 percent of the value of the total assets of the mutual fund owned by the separate account may be represented by any one (1) investment; no more than 70 percent of such value may be represented by any two (2) investments; no more than 80 percent of such value may be represented by any three (3) investments; and no more than 90 percent of such value may be represented by any four (4) investments. Thus, under this test, the separate account and the mutual funds are generally required to invest a specified portion of its assets in at least five (5) distinct investments. Generally, Treasury securities are not subject to the diversification test and to the extent that assets include such securities, somewhat less stringent requirements may apply.

The separate account, through the funds, intends to comply with these requirements. Although the Company does not control the funds, the Company intends to monitor the investments of the mutual funds to ensure compliance with these diversification requirements.

INVESTOR CONTROL

In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their policy or contract rather than the insurance company. In those circumstances, a proportionate share of the income and gains from the separate account assets would be includable in the variable contract owner's gross income each year.

The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets IF THE CONTRACT OWNER POSSESSES INCIDENTS OF OWNERSHIP IN THOSE SEPARATE ACCOUNT ASSETS, such as the ability to exercise investment control over the assets. The Treasury has also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Investment Options without being treated as owners of the underlying assets. As of the date of this prospectus, no such guidance has been issued. While we believe that the Contract does not give the Policy Owner investment control over the separate account assets, we reserve the right to modify the Policy as necessary to prevent a Policy Owner from being treated as the owner of the separate account assets supporting the Policy.

                        TAX TREATMENT OF POLICY BENEFITS

The remaining tax discussion assumes that the Policy qualifies as a life insurance contract for federal income tax purposes.

IN GENERAL

The Company believes that the DEATH BENEFIT UNDER THE POLICY WILL BE EXCLUDABLE FROM THE GROSS INCOME OF THE BENEFICIARY under IRC Section 101(a)(1); unless the Policy has been transferred for value and no exception to the transfer for value rules set forth in the IRC Section 101 (a)(2) applies. In addition, the Policy Owner will generally not be deemed to be in constructive receipt of the Cash Value, including increments thereof, until there is a distribution. (See discussion of "Modified Endowment Contracts" below.) Depending on the circumstances, the exchange of one life insurance policy for another, a change in the policy's face amount, a change in the policy's death benefit option, a payment of an increased level of premiums, a policy loan, a partial or full surrender, a lapse with outstanding Indebtedness, a change in ownership, or an assignment of the policy may have federal income tax consequences. Furthermore, such actions may have Federal gift and estate, as well as state and local tax consequences that will depend upon the financial situation and other circumstances of each owner or beneficiary. You should consult your tax or legal adviser for further advice on all tax issues.

THE TAX CONSEQUENCES OF DISTRIBUTION FROM, AND LOANS TAKEN FROM OR SECURED BY, A POLICY DEPEND ON WHETHER THE POLICY IS CLASSIFIED AS A "MODIFIED ENDOWMENT CONTRACT."

MODIFIED ENDOWMENT CONTRACTS

Special tax considerations apply to "Modified Endowment Contracts" (MEC). A MEC is defined under tax law as ANY POLICY THAT SATISFIES THE PRESENT DEFINITION OF A LIFE INSURANCE CONTRACT UNDER IRC SECTION 7702 BUT WHICH FAILS TO SATISFY A 7-PAY TEST SET FORTH IN IRC SECTION 7702A. A contract fails to satisfy the 7-pay test if the cumulative amount of premiums paid under the contract at any time during the first seven contract years exceeds the sum of the net level premiums that would have been paid on or before such time had the contract provided for paid-up future benefits after the payment of seven level annual premiums. If a material change in the contract occurs either during the first seven contract years, or later, a new seven-year testing period is begun to determine whether the policy constitutes a MEC. A decrease to the stated amount of the Policy may cause a re-test under the 7-pay test and could cause your Policy to become a MEC. Tax regulations or other guidance will be needed to fully define those transactions that are material changes.

Any POLICY ISSUED IN EXCHANGE FOR A MEC will be subject to the tax treatment accorded to MECs. However, the Company believes that any policy received in exchange for a life insurance contract that is not a MEC will generally not be treated as a MEC if the face amount of the policy is greater than or equal to the death benefit of the policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the policy to become a MEC.

LOANS AND PARTIAL WITHDRAWALS from, as well as collateral assignments of, policies that are MECs will be treated as distributions to the policy owner for tax purposes. All pre-death distributions (including loans, partial withdrawals and collateral assignments) from MECs will be included in gross income on an income-first basis to the extent of any income in the policy (the contract value less the policy owner's investment in the policy) immediately before the distribution.

The law also imposes an additional 10% TAX ON PRE-DEATH DISTRIBUTIONS (including loans, collateral assignments, partial withdrawals and complete surrenders) FROM MECS to the extent they are included in income, unless a specific exception to the penalty applies. The penalty does not apply to amounts which are distributed on or after the date on which the taxpayer attains age 59 1/2, because the taxpayer is disabled, or as substantially equal periodic payments over the taxpayer's life (or life expectancy) or over the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

If a Policy becomes a MEC, distributions that occur during the contract year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Policy that is not a MEC (and therefore not taxable at the time of the distribution) could later become taxable as a distribution from a MEC if due to subsequent changes to the Policy, it later becomes a MEC.

For purposes of applying the MEC rules, all MECs that are issued by the Company (or its affiliates) to the same owner during any calendar year will be treated as one MEC contract for purposes of determining the amount includable in the owner's gross income at the time of a distribution from any such contract.

The death benefit of a modified endowment contract remains excludable from the gross income of the beneficiary to the extent described above in "Tax Treatment of Policy Benefits." Furthermore, no part of the investment growth of the cash value of a MEC is includable in the gross income of the owner unless the contract matures, is distributed or partially surrendered, is pledged, collaterally assigned, or borrowed against, or otherwise terminates with income in the contract prior to death. A full surrender of a MEC after age 59 1/2 will have the same tax consequences as life insurance policies generally as described above in "Tax Treatment of Policy Benefits."

Due to the complexity of the MEC tax rules, a policy owner should consult a qualified tax or legal adviser as to the potential MEC consequences before taking any actions with respect to the Policy.

DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS

Distributions from a policy that is not classified as a modified endowment contract are generally TREATED AS FIRST RECOVERING THE INVESTMENT IN THE POLICY (DESCRIBED BELOW) AND THEN, ONLY AFTER THE RETURN OF ALL SUCH INVESTMENT IN THE POLICY, AS DISTRIBUTING TAXABLE INCOME. An exception to this general rule occurs in the case of a partial surrender, a decrease in the face amount, or any other change that reduces benefits under the policy in the first 15 years after the policy is issued where, as a result of that action, a cash distribution to the owner is made by the Company in order for the policy to continue complying with the IRC Section 7702 definitional limits. In that case, such distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the policy) under rules prescribed in IRC Section 7702.

Loans from, or secured by, a policy that is not a MEC are generally not treated as taxable distributions. Instead, such loans are generally treated as indebtedness of the owner. However, the tax consequences of some Policy loans are uncertain. You should consult a tax or legal adviser as to those consequences. Upon a complete surrender or lapse of a policy that is not a MEC, or when benefits are paid at such a policy's maturity date, if the amount received plus the amount of indebtedness discharged exceeds the total investment in the policy, the excess generally will be treated as ordinary income subject to tax.

Finally, neither distributions (including distributions upon surrender or lapse) nor loans from or secured by, a policy that is not a MEC, are subject to the 10 percent additional tax previously referred to above regardless of when they are made. Certain changes to the policy may cause the policy to become a MEC. Therefore, a policy owner should consult a tax or legal advisor before effecting any change to a policy that is not a modified endowment contract.

TREATMENT OF LOAN INTEREST

If there is any borrowing under which the Policy is pledged as security or otherwise serves as collateral, the interest paid on loans may not be tax deductible.

INVESTMENT IN THE POLICY

Investment in the policy means (i) the aggregate amount of any premiums or other consideration paid for a policy, minus (ii) the aggregate amount received under the Policy which is excluded from the gross income of the owner (except that the amount of any loan from, or secured by, a policy that is a MEC, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a policy that is a MEC to the extent that such amount is included in the gross income of the owner.

BUSINESS USES OF POLICY

Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax or legal adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses and the IRS has recently issued new guidelines on split dollar arrangements. Furthermore there have been recent proposals to restrict the tax advantages of corporate owned life insurance that are currently under considerations by Congress. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax or legal adviser.

                            OTHER TAX CONSIDERATIONS

The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

INSURABLE INTEREST

The Policy Owner must have an insurable interest in the life of the Insured in order for the Policy to be valid under applicable state law and for the Policy to be treated as a life insurance policy for Federal income tax purposes. State laws on this subject vary widely, but typically require that the Policy Owner have a lawful and substantial economic interest in the continued life of the person insured, which interest must exist at the time the insurance is procured, but not necessarily at the time of the Insured's death. If no recognized insurable interest exists in a given situation, the Policy may be deemed void as against public policy under the state law and not entitled to treatment as a life insurance contract for Federal income tax purposes. It is the responsibility of the Policy Owner, not the life insurance carrier, to determine the existence of insurable interest in the life of the Insured under applicable state law.

THE COMPANY'S INCOME TAXES

The Company is taxed as a life insurance company under federal income tax law. Presently, the Company does not expect to incur any income tax on the earnings or the realized capital gains retained to meet the Company's obligations under the Policy. Based on these expectations, no charge is being made currently to the income of the Separate Account for Federal income taxes that may be attributable to the separate account. However, the Company may assess a charge against the Investment Options for federal income taxes in the event that the Company incurs income or other tax liability attributable to the separate account under future tax law.

Under present laws, the Company may incur state and local taxes in certain states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, charges may be made for such taxes (including such taxes), if any, attributable to the Separate Accounts.

ALTERNATIVE MINIMUM TAX

Please consult your tax or legal adviser for alternative minimum tax rules as they may impact your Policy.

                           DISTRIBUTION & COMPENSATION

                                  DISTRIBUTION

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. The Company has appointed Travelers Distribution LLC ("TDLLC") to serve as the principal underwriter and distributor of the securities offered through this prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. TDLLC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable life insurance policies and variable annuity contracts issued by the Company and its affiliated companies. The Company reimburses TDLLC for expenses TDLLC incurs in distributing the Policies (e.g., commissions payable to retail broker-dealers who sell the Policies). TDLLC does not retain any fees under the Policies; however, TDLLC may receive 12b-1 fees from the Funds.

TDLLC's principal executive offices are located at One Cityplace, Hartford, Connecticut 06103-3415. TDLLC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

TDLLC and the Company enter into selling agreements with broker-dealers who are registered with the SEC and are members of the NASD, and with entities that may offer the Policies but are exempt from registration. Applications for the Policy are solicited by registered representatives who are associated persons of such broker-dealer firms. These representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable life insurance products. The Company intends to offer the Policy in all jurisdictions where it is licensed to do business and where the Policy is approved. The Policies are offered on a continuous basis.

                             COMPENSATION -- GENERAL

Broker-dealers having selling agreements with TDLLC and the Company are paid compensation for the promotion and sale of the Policies. Registered representatives who solicit sales of the Policy typically receive a portion of the compensation payable to the broker-dealer firm, depending on the agreement between the firm and the registered representative. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor or disfavor one product provider over another product provider due to differing compensation rates.

Compensation paid on the Policies, as well as other incentives or payments, are not assessed as an additional direct charge to Policy owners or the Separate Account. Instead, you indirectly pay for sales and distribution expenses through overall charges and fees assessed under your Policy. For example, any profits the Company may realize through assessing the mortality and expense risk charge under your Policy may be used to pay for sales and distribution expenses. The Company may also pay for sales and distribution expenses out of any payments the Company or TDLLC may receive from the Funds for providing administrative, marketing and other support and services to the Funds.

Compensation is a factor in setting pricing under the Policies, and as disclosed in the "Modifications, Reserved Rights and Other Charges" sub-section of this prospectus, the Company has the ability to customize pricing in relation to the compensation payable to distributors for particular cases and the payments anticipated to be received for providing administrative, marketing and other support and services to the Funds.

The amount and timing of overall compensation, which includes both commissions and the additional compensation as outlined below, may vary depending on the selling and other agreements in place. The additional compensation or reimbursement we pay to certain broker-dealers may be paid in the form of flat fees.

However, these payments may be represented as a percentage of expected premium payments. Except as discussed below in the Additional Compensation Arrangements with Tower Square Securities, Inc., section below, when these additional payments are taken into account, the amount of overall compensation, including both commissions and additional compensation as outlined below, is not expected to exceed 128.25% of the target premium and 6.5% of excess premium paid in the first Policy Year. The maximum compensation payable will not exceed 6.5% of the annual renewable premium paid after Policy Year 1. The preceding expected maximum overall compensation rates are based on the assumption that the broker-dealers who have selling agreements with TDLLC will have clients that make a certain minimum amount of premium payments over the course of the year. If this assumption proves to be inaccurate, the actual overall compensation rates may be higher than the preceding expected maximum overall compensation rates.

SALE OF VARIABLE LIFE POLICIES BY ENTITIES HAVING OTHER CONTRACTUAL RELATIONSHIPS WITH THE COMPANY. The Company and TDLLC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser to one or more of the Funds or serves as a sub-adviser to a Fund of The Travelers Series Trust or Travelers Series Fund Inc., which are offered under the Policies. These firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., Merrill Lynch Investment Managers, L.P., Salomon Brothers Asset Management and Smith Barney Fund Management. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Policies.

SALE OF VARIABLE LIFE INSURANCE BY AFFILIATES OF THE COMPANY. The Company and TDLLC may offer the Policies through retail broker-dealers that are affiliates of the Company. Because of the affiliation, these broker-dealer firms and their registered representatives may favor the Company's products.

                              COMPENSATION - TYPES

PERCENTAGE OF PREMIUM PAYMENT. We generally pay compensation as a percentage of Premium Payments invested in the Policy ("commissions"). In addition, we pay periodic asset-based commission based on all or a portion of the Contract Value. The amount of commissions we pay may vary depending on the selling agreement. We may also periodically establish commission specials whereby we pay a higher amount for sales of the Policy during a specified period; however, commissions paid under these specials will not exceed the amounts described immediately above. While a commission special is in effect, registered representatives may be inclined to favor a product that pays a higher compensation over another product where a compensation special is not in effect. We are not currently offering any commission specials.

PROMOTIONAL INCENTIVES AND PAYMENTS. To the extent permitted by NASD rules and other applicable laws and regulations, TDLLC may pay or allow other promotional incentives or payments in the form of cash or other compensation.

PREFERRED DISTRIBUTION ARRANGEMENTS. The Company and TDLLC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and TDLLC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on: aggregate, net or anticipated sales of the Policies; total assets attributable to sales of the Policies by registered representatives of the broker-dealer firm; the length of time that a Policy owner has owned the Policy; meeting certain sales thresholds; and/or actual or anticipated overhead expenses incurred by the broker-dealer firms in offering the Policies and other variable insurance products offered by the Company or its affiliates. Compensation under these arrangements may be in the form of one-time or periodic lump sum payments. The Company and TDLLC have entered into such arrangements with Interlink Securities, Inc., Tower Square Securities, Inc., NFP Securities, Inc., The Leaders Group, Inc., Underwriter Equity Corporation and ING Financial Partners.

In addition, the Company or TDLLC may sponsor all or a portion of broker-dealer firms' annual, regional or other meetings with their registered representatives and executives for purposes of educating them as to the Company's products. Any such compensation or reimbursement payable to a broker-dealer firm will be made by TDLLC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products.

ADDITIONAL COMPENSATION ARRANGEMENTS WITH TOWER SQUARE SECURITIES, INC. The Company and TDLLC have entered into a selling agreement with Tower Square Securities, Inc. ("Tower Square"), which is affiliated with the Company. Registered representatives of Tower Square, who are properly licensed and appointed, may offer the Policy to customers. In addition to compensation described above, representatives are eligible for various cash benefits, such as bonuses, commission advances and non-cash compensation programs offered by the Company, such as retirement and other benefit plans for agents and the ability to purchase Citigroup common stock at a discount. Sales of the Policies may help qualify a Tower Square representative for such benefits.

Sales representatives may receive other payments from the Company for services that do not directly involve the sale of the Policies, including payments made for the recruitment and training of personnel, production of promotional literature, and similar services. In addition, sales representatives who meet certain Company productivity, persistency and length of services standards may be eligible for additional compensation. In addition to the compensation described above, Tower Square may receive up to 25% of target premium in additional compensation. This compensation is not paid to registered representatives but is used by Tower Square to supplement its operating income and may cause Tower Square or its representatives to favor the Company's products.

                            OTHER POLICY INFORMATION

                       PAYMENT AND SUSPENSION OF VALUATION

You may send your written requests for payment to our Home Office. We ordinarily pay any proceeds, loan amounts, or surrender or partial surrender proceeds in a lump sum within seven days after receipt at our Home Office of all the documents required for such a payment. Other than the Death Benefit proceeds, which we determine as of the date of the Insured's death, the amount we pay is as of the end of the Valuation Period during which our Home Office receives all required documents. We may pay our Death Benefit proceeds in a lump sum or under an optional payment plan.

                                POLICY STATEMENTS

We will maintain all records relating to the separate accounts, the Investment Options. At least once each Policy Year, we will send you a statement showing:

     -    the Cash Value, Stated Amount and Amount Insured;

     -    the date and amount of each Premium Payment;

     -    the date and amount of each Monthly Deduction;

     - the amount of any outstanding Policy Loan as of the date of the statement, and the amount of any loan interest charged on the Loan Account;

     - the date and amount of any partial surrenders and the amount of any partial surrender charges or decrease of Stated Amount charges;

     -    the annualized cost of any Riders purchased under the Policy; and

     - a reconciliation since the last report of any change in Cash Value and Cash Surrender Value.

We will also send any other reports required by any applicable state or federal laws or regulations.

                LIMITS ON RIGHT TO CONTEST AND SUICIDE EXCLUSION

The Company may not contest the validity of the Policy after it has been in effect during the Insured's lifetime for two years from the Issue Date. Subject to state law, if the Policy is reinstated, the two-year period will be measured from the date of reinstatement. Each requested increase in Stated Amount is contestable for two years from its effective date (subject to state law). In addition, if the Insured commits suicide during the two-year period following issue while sane or insane (subject to state law) the Death Benefit will be limited to the premiums paid less (i) the amount of any partial surrender and
(ii) the amount of any Outstanding Loan. During the two-year period following an increase, the portion of the Death Benefit attributable to the increase in the case of suicide will be limited to an amount equal to the Deduction Amount paid for such increase (subject to state law) and if the policy is reinstated, the two year period will be measured from the date of reinstatement.

                         MISSTATEMENT AS TO SEX AND AGE

If there has been a misstatement with regard to sex or age, benefits payable will be adjusted to what the Policy would have provided with the corrected information. You may file proof of age at any time at our Home Office.

                                 POLICY CHANGES

At any time, we may make such changes to your Policy as are necessary to assure compliance with the definition of life insurance prescribed in the Code. We may amend your Policy to conform with any law or regulation issued by any government agency to which it is subject. Only our officers have the right to change the Policy. No agent has the authority to change the Policy or waive any of its terms. Each endorsement, amendment, or rider must be signed by an officer of the Company to be valid.

Addition and Substitution of Funds. If the use of a Separate Account or of an Investment Option is no longer possible, or in our judgment becomes inappropriate for the purposes of the Policy, we may substitute another separate account or Investment Option without your consent. The new Investment Option may have higher fees and charges than the one it replaced, and may not necessarily be available to all classes of Policies. We will not substitute Investment Options without notice to you and without prior approval of the SEC and of the insurance commissioner of the state where this Policy is issued for delivery, to the extent required by law. We also may add other Investment Options under the Policy.

                              EMERGENCY PROCEDURE

We reserve the right to postpone any surrender, partial surrender, policy loan, or payment of death benefit proceeds for a period not to exceed 12 months, if in our reasonable judgment, such postponement is necessary for the orderly liquidation of assets invested in an Investment Option. Furthermore, we may postpone any payment involving a determination of Cash Value in any case whenever:

     (1) the New York Stock Exchange or any stock exchange in which an Investment Option invests is closed (except for customary weekend and holiday closings) or trading on the New York Stock Exchange or other stock exchange is restricted as determined by the SEC or equivalent authority; or

     (2) in our reasonable judgment, we determine that a state of emergency exists so that valuation of the assets in an Investment Option or disposal of securities is not reasonably practicable.

Allocations and transfers to, and deductions and transfers from, an Investment Option may be postponed as described in (1) and (2) above.

                     RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Policy Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.

                                LEGAL PROCEEDINGS

In 2003 and 2004, several issues in the mutual fund and variable insurance product industries have come under the scrutiny of federal and state regulators. Like many other companies in our industry, the Company has received a request for information from the Securities and Exchange Commission (SEC) and a subpoena from the New York Attorney General regarding market timing and late trading. During 2004 the SEC requested additional information about the Company's variable product operations on market timing, late trading and revenue sharing, and the SEC, the National Association of Securities Dealers and the New York Insurance Department have made inquiries into these issues and other matters associated with the sale and distribution of insurance products. In addition, like many insurance companies and agencies, in 2004 and 2005 the Company received inquiries from certain state Departments of Insurance regarding producer compensation and bidding practices. The Company is cooperating fully with all of these requests and is not able to predict their outcomes.

Notwithstanding the above, there are no pending legal proceedings affecting either the Separate Account or the principal underwriter. There are no pending legal proceedings against either Company likely to have a material adverse affect on the ability of either Company to meet its obligations under the applicable Contract.

                              FINANCIAL STATEMENTS

We have included the Company's financial statements and the applicable Separate Account's financial statements in the applicable Statement of Additional Information.

                                   APPENDIX A

                GLOSSARY OF TERMS USED THROUGHOUT THIS PROSPECTUS

ACCUMULATION UNIT -- a standard of measurement used to calculate the value of the Investment Options.

AGE -- the Insured's age as of his or her last birthday.

AMOUNT INSURED -- under Option 1, the Amount Insured will be equal to the Stated Amount of the Policy or, if greater, a specified multiple of Cash Value (the "Minimum Amount Insured"). Under Option 2 the Amount Insured will be equal to the Stated Amount of the Policy plus the Cash Value (determined as of the date of the Insured's death) or, if greater, the Minimum Amount Insured.

AVERAGE NET GROWTH RATE -- an annual measurement of growth, used to determine the next year's mortality and expense risk charge. For each Policy Owner, the rate is determined each Policy Year as follows: total daily earnings of the Investment Option (s) you select, divided by the average amount you allocated during the Policy Year. The daily earnings are measured using the net asset value per share of the Investment Options.

BENEFICIARY (IES) -- the person(s) named to receive the Death Benefit of this Policy after the death of the Insured.

CASH SURRENDER VALUE -- the Cash Value less any Outstanding Loans, Accelerated Benefit Lien and applicable surrender charges.

CASH VALUE -- the sum of the accumulated value held in the Investment Options plus the Loan Account value.

CODE -- the Internal Revenue Code.

COMPANY (ISSUING COMPANY) -- either The Travelers Insurance Company or The Travelers Life and Annuity Company. The name of the Company that issued your Policy appears on your Policy and is determined primarily by the state where you purchased the Policy.

COMPANY'S HOME OFFICE -- the principal executive offices located at One Cityplace, Hartford, Connecticut 06103-3415.

COST OF INSURANCE CHARGE -- A charge that reflects the anticipated mortality of the Insured.

DEATH BENEFIT -- the amount payable to the Beneficiary if this Policy is in force upon the death of the Insured.

DEDUCTION DATE (OR DAY) -- the day in each Policy Month on which the Monthly Deduction Amount is deducted from the Policy's Cash Value.

FUND -- See Mutual Fund.

GENERAL ACCOUNT -- an account that consists of the Company's assets other than those held in any separate account.

INITIAL PREMIUM PAYMENT -- the first Premium Payment made under the Policy.

INSURANCE COMPANY (IES) -- either The Travelers Insurance Company or The Travelers Life and Annuity Company depending on which company issues your Policy.

INSURED -- the person whose life is insured under the Policy.

INVESTMENT OPTIONS -- the segments of the separate account to which you may allocate Premium Payments or Cash Value. Each Investment Option invests directly in a corresponding Mutual Fund (Fund).

INVESTMENT OPTION DEDUCTION -- the charge we deduct from each Investment Option to cover our mortality and expenses risk charges and administrative charges. It is shown on the Policy Summary.

ISSUE DATE -- the date on which the Company issues the Policy for delivery to the Policy Owner.

ISSUING COMPANY -- either The Travelers Insurance Company or The Travelers Life and Annuity Company. The name of the Issuing Company appears on your Policy and is determined primarily by the state where you purchased the Policy.

LOAN ACCOUNT -- an account in the Company's general account to which we transfer the amount of any Policy Loan, and to which we credit a fixed rate of interest.

MATURITY BENEFIT -- An amount equal to the Policy's Cash Value, less any outstanding loan or unpaid Monthly Deduction Amount or amounts payable to an assignee, payable to the Policy Owner if the Insured is living on the Maturity Date.

MATURITY DATE -- The anniversary of the Policy Date on which the Insured is age 100.

MINIMUM AMOUNT INSURED -- the amount of Death Benefit required for this Policy to qualify as life insurance under federal tax law. It is a stated percentage of Cash Value determined as of the first day of the Policy Month and is shown in the Policy.

MONTHLY DEDUCTION AMOUNT -- the amount of charges deducted from the Policy's Cash Value, which includes cost of insurance charges, administrative charges, and any charges for benefits associated with any Rider(s).

MUTUAL FUND (OR FUND) -- a registered open-end management investment company or a series thereof that corresponds to an Investment Option. Each Investment Option invests directly in a Mutual Fund of the same name.

NET AMOUNT AT RISK -- the Death Benefit minus the Cash Value at the beginning of each Policy Month.

NET PREMIUM PAYMENT -- the amount of each Premium Payment, minus the deduction of any sales expense charges, Premium Taxes or Deferred Acquisition Cost Charges as shown on the Policy Summary.

OUTSTANDING LOAN -- Amount owed the Company as a result of policy loans including both principal and accrued interest.

POLICY -- VintageLife, a modified single premium life insurance policy.

POLICY ANNIVERSARY -- an anniversary of the Policy Date.

POLICY DATE -- the date shown on the Policy Summary and used to determine administrative transactions on the Policy (e.g., Deduction Days, Policy Years).

POLICY MONTH -- twelve one-month periods during the Policy Year, each of which begins on the Policy Date or the Deduction Day.

POLICY OWNER(S) (YOU, YOUR OR OWNER) -- the person(s) having rights to benefits under the Policy during the lifetime of the Insured; the Policy Owner may or may not be the Insured.

POLICY YEARS -- each successive twelve-month period; the first beginning with the Policy Date.

PREMIUM PAYMENT -- the amounts you send us to be applied to your Policy.

RIDERS -- supplemental insurance benefits offered under the Policy. There are additional charges associated with some Riders.

SEPARATE ACCOUNT(S) -- assets set aside by the Company, the investment performance of which is kept separate from that of other assets of the Company.

STATED AMOUNT -- the amount selected by the Policy Owner used to determine the Death Benefit, which may be increased or decreased as described in the Policy.

UNDERWRITING PERIOD -- the time period from when we receive a completed Application until the Issue Date.

VALUATION DATE -- a day on which the separate account is valued. A Valuation Date is any day on which the New York Stock Exchange is open for trading. The value of Accumulation Units will be determined as of the close of trading on the New York Stock Exchange.

VALUATION PERIOD -- the period between the close of business on successive Valuation Dates.

                                   APPENDIX B
                          REPRESENTATIVE STATED AMOUNTS

The following table represents the Single Premium Factors for the determination of the Stated Amount per dollar of Gross Premium, varying by Male and Female (applicable to standard lives).

             MALE                             FEMALE
------------------------------   --------------------------------
AGE    SP FAC    AGE    SP FAC   AGE    SP FAC     AGE    SP FAC
---   --------   ---   -------   ---   ---------   ---   --------
 20   12.65742    51   3.32670    20   16.15463     51   4.13678
 21   12.20773    52   3.19482    21   15.48558     52   3.97060
 22   11.76323    53   3.06987    22   14.83810     53   3.81237
 23   11.32222    54   2.95167    23   14.21155     54   3.66170
 24   10.88482    55   2.83985    24   13.60662     55   3.51803
 25   10.45123    56   2.73405    25   13.02272     56   3.38078
 26   10.02300    57   2.63380    26   12.45932     57   3.24928
 27    9.60257    58   2.53865    27   11.91653     58   3.12290
 28    9.19198    59   2.44827    28   11.39430     59   3.00125
 29    8.79287    60   2.36238    29   10.89240     60   2.88420
 30    8.40647    61   2.28087    30   10.41067     61   2.77188
 31    8.03383    62   2.20360    31    9.94865     62   2.66457
 32    7.67547    63   2.13053    32    9.50535     63   2.56258
 33    7.33157    64   2.06153    33    9.08002     64   2.46607
 34    7.00238    65   1.99645    34    8.67288     65   2.37482
 35    6.68772    66   1.93500    35    8.28367     66   2.28843
 36    6.38750    67   1.87688    36    7.91217     67   2.20637
 37    6.10155    68   1.82180    37    7.55883     68   2.12805
 38    5.82963    69   1.76950    38    7.22327     69   2.05307
 39    5.57132    70   1.71990    39    6.90517     70   1.98132
 40    5.32610    71   1.67297    40    6.60400     71   1.91287
 41    5.09358    72   1.62875    41    6.31898     72   1.84795
 42    4.87303    73   1.58733    42    6.04912     73   1.78683
 43    4.66378    74   1.54873    43    5.79305     74   1.72965
 44    4.46520    75   1.51285    44    5.54958     75   1.67632
 45    4.27672    76   1.47945    45    5.31792     76   1.62663
 46    4.09775    77   1.44823    46    5.09715     77   1.58023
 47    3.92765    78   1.41890    47    4.88652     78   1.53675
 48    3.76588    79   1.39115    48    4.68553     79   1.49587
 49    3.61205    80   1.36485    49    4.49387     80   1.45742
 50    2.46573                    50    4.31108

                      THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX C
                           HYPOTHETICAL ILLUSTRATIONS

The following hypothetical illustrations are intended to illustrate how the Policy's Cash Value, Cash Surrender Value and Death Benefit change over time based on a representative insured's age and rating classification as well as a representative premium payment pattern. Each illustration assumes that all premium payments are invested in the Investment Options and Corresponding Funds, and none is invested in the Fixed Account. Each illustration assumes gross rates of returns for the Funds, before deduction of Fund charges, of 0%, 6% and 12%. The first example illustrates that the maximum Guaranteed Cost of Insurance Rates and administrative expense charge allowable under the Policy are charged in all years. The second example illustrates that the current Cost of Insurance Rates and administrative expense charge are charged in all years. Both examples also reflect (i) the monthly deduction of 0.0166667% for the first ten years following the Initial Premium for premium taxes, (ii) the mortality and expense risk charge, and (iii) an arithmetic average of Fund expenses.

The Cost of Insurance Rates charged varies by age, sex and underwriting classification. This charge is deducted monthly. The current administrative expense charge is 0.00%. The guaranteed administrative expense charge is 0.40%. This charge is deducted daily. Both charges are deducted pro rata from each of the Investment Options.

The current and guaranteed mortality and expense risk charge is 0.90% if the Average Net Growth Rate in the previous Policy Year is less than 6.50%, and 0.75% if the Average Net Growth Rate in the previous Policy Year is at least 6.50%.

The charge for Fund expenses reflected in the illustrations assumes that Cash Value is allocated equally among all Investment Options and is an arithmetic average of investment advisory fees and other expenses charged by each of the available Funds during the most recent calendar year. The Fund expenses used do not reflect any expense reimbursement agreements that may be in effect, as shown in the Policy prospectus summary. If the expense reimbursement arrangements were reflected, values shown in the illustrations may be higher. The actual charges under a Policy for expenses of the Funds will vary from year to year and will depend on the actual allocation of Cash Value and may be higher or lower than those illustrated.

After deduction of these amounts, the illustrated gross annual investment rates of return of 0% and 6% correspond to approximate net annual rates of -1.65% and 4.35%, respectively, on a current and guaranteed basis. The illustrated gross annual investment rate of return of 12% corresponds to an approximate net annual rate of return of 10.35% in the first Policy Year, and 10.50% thereafter. These approximate net annual rates of return do not include the deduction of the cost of insurance charge and the policy administrative charge. If they did, they would be lower.

The illustrations do not reflect any charges for federal income taxes against either Separate Account since the Company is not currently deducting such charges from either Separate Account. However, such charges may be made in the future, and in that event, the gross annual investment rates of return would have to exceed 0%, 6% and 12% by an amount sufficient to cover the tax charges in order to produce the Death Benefits, Cash Values and Cash Surrender Values illustrated.

If actual gross rates of return on the Funds are higher or lower than those assumed in these illustrations, and/or if the actual current charges are higher or lower than those assumed in these illustrations, the actual results (Death Benefit, Cash Value, and Cash Surrender Value) will differ from the illustrated results.

Where required by law or upon request, the Company, through its agent, will provide you a personalized illustration based upon the proposed Insured's age, sex, underwriting classification, the specified insurance benefits, and the premium requested. The illustration will show the weighted average Fund expenses, arithmetic average Fund expenses and/or the actual Fund expenses depending on what you request. An explanation of how the Fund expenses are calculated will appear on the illustration. The hypothetical gross annual investment return assumed in such an illustration would not exceed 12%.

                                  VINTAGE LIFE
             MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                           LEVEL DEATH BENEFIT OPTION
                HYPOTHETICAL ILLUSTRATION WITH GUARANTEED CHARGES

Male, Issue Age 59                                       Face Amount:   $236,000
Non-Smoker                                               Single Premium: $90,000

         TOTAL            DEATH BENEFIT*                     CASH VALUE*                 CASH SURRENDER VALUE*
       PREMIUMS   ------------------------------   ------------------------------   ------------------------------
        WITH 5%       0%        6%        12%         0%         6%         12%        0%         6%        12%
YEAR   INTEREST   (-2.05%)   (3.95%)    (9.95%)#   (-2.05%)   (3.95%)    (9.95%)#   (-2.05%)   (3.95%)    (9.95%)#
----   --------   --------   -------   ---------   --------   -------   ---------   --------   -------   ---------
  1      94,500    236,000   236,000     236,000     85,717    91,071      96,427     78,967    84,321      89,677
  2      99,225    236,000   236,000     236,000     81,252    91,992     103,532     74,502    85,242      96,782
  3     104,186    236,000   236,000     236,000     76,567    92,730     111,255     70,267    86,430     104,955
  4     109,396    236,000   236,000     236,000     71,614    93,248     119,672     65,314    86,948     113,372
  5     114,865    236,000   236,000     236,000     66,337    93,501     128,870     60,487    87,651     123,020
  6     120,609    236,000   236,000     236,000     60,681    93,443     138,963     55,281    88,043     133,563
  7     126,639    236,000   236,000     236,000     54,585    93,027     150,093     50,085    88,527     145,593
  8     132,971    236,000   236,000     236,000     47,988    92,202     162,438     44,388    88,602     158,838
  9     139,620    236,000   236,000     236,000     40,820    90,911     176,213     38,120    88,211     173,513
 10     146,601    236,000   236,000     236,000     32,994    89,082     191,680     32,994    89,082     191,680
 15     187,104          0   236,000     328,174          0    68,041     301,077          0    68,041     301,077
 20     238,797          0         0     501,712          0         0     477,821          0         0     477,821
 25     304,772          0         0     789,157          0         0     751,578          0         0     751,578
 30     388,975          0         0   1,221,126          0         0   1,162,977          0         0   1,162,977
 35     496,441          0         0   1,829,784          0         0   1,793,906          0         0   1,793,906
 40     633,599          0         0   2,894,936          0         0   2,894,936          0         0   2,894,936
 41     665,279          0         0   3,187,324          0         0   3,187,324          0         0   3,187,324

These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.

# 9.95% is increased to 10.10% in years 2 and thereafter due to a reduction in the mortality and expense risk charge.

*    Net Interest Rates are shown in parenthesis.

                                  VINTAGE LIFE
             MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                           LEVEL DEATH BENEFIT OPTION
                 HYPOTHETICAL ILLUSTRATION WITH CURRENT CHARGES

Male, Issue Age 59                                       Face Amount:   $236,000
Non-Smoker                                               Single Premium: $90,000

         TOTAL            DEATH BENEFIT*                     CASH VALUE*                 CASH SURRENDER VALUE*
       PREMIUMS   ------------------------------   ------------------------------   ------------------------------
        WITH 5%       0%        6%        12%         0%         6%         12%        0%         6%        12%
YEAR   INTEREST   (-2.05%)   (3.95%)    (9.95%)#   (-2.05%)   (3.95%)    (9.95%)#   (-2.05%)   (3.95%)    (9.95%)#
----   --------   --------   -------   ---------   --------   -------   ---------   --------   -------   ---------
  1      94,500    236,000   236,000     236,000     86,716    92,086      97,457     79,966    85,336      90,707
  2      99,225    236,000   236,000     236,000     83,361    94,154     105,744     76,611    87,404      98,994
  3     104,186    236,000   236,000     236,000     79,942    96,219     114,844     73,642    89,919     108,544
  4     109,396    236,000   236,000     236,000     76,413    98,243     124,825     70,113    91,943     118,525
  5     114,865    236,000   236,000     236,000     72,747   100,212     135,790     66,897    94,362     129,940
  6     120,609    236,000   236,000     236,000     68,918   102,111     147,866     63,518    96,711     142,466
  7     126,639    236,000   236,000     236,000     64,857   103,889     161,177     60,357    99,389     156,677
  8     132,971    236,000   236,000     236,000     60,578   105,569     175,922     56,978   101,969     172,322
  9     139,620    236,000   236,000     236,000     55,997   107,092     192,291     53,297   104,392     189,591
 10     146,601    236,000   236,000     246,295     51,130   108,480     210,509     51,130   108,480     210,509
 15     187,104    236,000   236,000     365,103     19,730   112,911     334,956     19,730   112,911     334,956
 20     238,797          0   236,000     562,041          0   102,920     535,277          0   102,920     535,277
 25     304,772          0   236,000     892,554          0    59,075     850,051          0    59,075     850,051
 30     388,975          0         0   1,402,196          0         0   1,335,425          0         0   1,335,425
 35     496,441          0         0   2,134,647          0         0   2,092,791          0         0   2,092,791
 40     633,599          0         0   3,379,998          0         0   3,379,998          0         0   3,379,998
 41     665,279          0         0   3,721,377          0         0   3,721,377          0         0   3,721,377

These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.

# 9.95% is increased to 10.10% in years 2 and thereafter due to a reduction in the mortality and expense risk charge.

*    Net Interest Rates are shown in parenthesis.

To learn more about the Policy, you should read the Statement of Additional Information (SAI) dated the same date as this prospectus, which is incorporated by reference into this Prospectus. For a free copy of the SAI or for other Policy inquiries please contact us by writing to Travelers Life & Annuity, One Cityplace, 3CP, Hartford, CT 06103-3415, call 1-800-842-9406 or access the SEC's website (http://www.sec.gov).

To obtain free copies of personalized illustrations of death benefits, cash surrender values, and cash values please contact your agent or registered representative.

The SAI and additional information about the Registrant can be reviewed and copied at the Commission's Public Reference Room in Washington, DC. Information on the operation of the public reference room may be obtained by calling the Commission at 202-942-8090. Reports and other information about the Registrant are available on the Commission's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, DC 20549-0102.

Investment Company Act File Numbers: 811-8950 and 811-8952

L-12415                                                                    05/05

                               METLIFE VINTAGELIFE

                       STATEMENT OF ADDITIONAL INFORMATION
                                      (SAI)

                                      DATED

                                DECEMBER 7, 2007

                                       FOR

           METLIFE OF CT VARIABLE LIFE INSURANCE SEPARATE ACCOUNT ONE
                                  (REGISTRANT)

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                   (DEPOSITOR)

     This Statement of Additional Information ("SAI") is not a prospectus. This SAI contains additional information about the Policy and MetLife Insurance Company of Connecticut (the "Company", "we", "our" and "us"). You should read this SAI in conjunction with the prospectus for the Modified Single Premium Individual Variable Life Insurance Policy dated May 2, 2005 as supplemented December 7, 2007 for MetLife VintageLife, (the "Policy"). Effective December 7, 2007, Policies formerly issued by MetLife Life and Annuity Company of Connecticut ("MLACC") have become Policies of the Company as a result of the merger of MLACC with and into the Company, with the Company as the surviving company.

     Copies of the prospectus may be obtained by writing to MetLife Insurance Company of Connecticut, One Cityplace, Hartford, Connecticut 06103-3415, or by calling 1-800-334-4298 or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

                                TABLE OF CONTENTS

          GENERAL INFORMATION AND HISTORY......................................       3
            The Depositor......................................................       3
            State Regulation...................................................       3
            The Registrant.....................................................       3
            The Registration Statement.........................................       3
            The Custodian......................................................       3
          UNDERWRITING AND SERVICE AGREEMENTS..................................       3
            Distribution and Principal Underwriting Agreement..................       3
            Compensation.......................................................       4
          VALUATION OF ASSETS..................................................       5
            Investment Options.................................................       5
            The Cash Value.....................................................       5
            Accumulation Unit Value............................................       6
          ADDITIONAL INFORMATION ABOUT CONTRACT CHARGES........................       6
            Special Purchase Plans.............................................       6
            Underwriting Procedures............................................       6
            Increases and Decreases in Stated Amount...........................       6
          INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM........................       6
          FINANCIAL STATEMENTS.................................................       7

                         GENERAL INFORMATION AND HISTORY

     THE DEPOSITOR. MetLife Insurance Company of Connecticut (the "Company") is a stock insurance company chartered in 1864 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct a life insurance business in all states, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands, and the Bahamas. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415 and its telephone number is (860) 308-1000.

     The Company is a wholly-owned subsidiary of MetLife Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provided of insurance and other financial services to individual and institutional customers. The Company's Home office is located at One Cityplace, Hartford, Connecticut 06103-3415.

     Before December 7, 2007, the Policies were issued by MLACC, an indirect wholly-owned subsidiary of MetLife, Inc. On December 7, 2007, the operations of the Company and MLACC were combined through a merger, with the Company as the surviving company after the merger. Upon consummation of the merger, MLACC's separate corporate existence ceased operation by law, and the Company assumed legal ownership of all the assets of MLACC, including MetLife of CT Variable Life Insurance Separate Account One ("Separate Account One") and its assets. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under Policies initially issued by MLACC and outstanding on the date of the merger. Such Policies have thereby become variable Policies funded by a separate account of the Company, and each Policy Owner has become a Policy Owner of the Company.

     STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

     The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

     THE REGISTRANT. MetLife Insurance Company of Connecticut sponsors a separate account: MetLife of CT Variable Life Insurance Separate Account One. Prior to December 7, 2007, Separate Account One was sponsored by MLACC. Separate Account One was established on September 23, 1994 under the laws of Connecticut and is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 and qualifies as a "separate account." Separate Accounts are primarily designed to keep policy assets separate from other company assets.

     THE REGISTRATION STATEMENT. A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the policies offered. The Registration Statements, its amendments and exhibits, contain information beyond that found in the prospectuses and the SAI.

     THE CUSTODIAN. The Company holds title to the assets in the Separate
Account.

                       UNDERWRITING AND SERVICE AGREEMENTS

     DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. Information about the distribution of the Policies is contained in the prospectuses (see "Distribution & Compensation"). Additional information is provided below.

     MetLife Investors Distribution Company ("MLIDC") serves as the principal underwriter and distributor of the securities offered through this prospectus pursuant to the terms of the Distribution and Principal Underwriting Agreement. Prior to October 20, 2006, the principal underwriter and distributor was MLI Distribution LLC, which merged with and into MLIDC on that date. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable life insurance policies and variable annuity contracts issued by the Company and its affiliated companies.

     MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

     The following table shows the amount of commissions paid to and the amount of commissions retained by MLIDC or its predecessors over the past three years.

                         MLIDC UNDERWRITING COMMISSIONS

                                 UNDERWRITING COMMISSIONS PAID      AMOUNT OF UNDERWRITING
                                        TO MLIDC BY THE             COMMISSIONS RETAINED BY
             YEAR                          COMPANY*                          MLIDC
------------------------------  ------------------------------  ------------------------------
2006..........................              $ 11.22                           $0

2005..........................              $ 38.02                           $0

2004..........................              $17,562                           $0


     *MLACC merged with and into the Company on December 7, 2007. Underwriting Commissions paid before that date were paid to MLACC.

     The Policies are offered on a continuous basis. MLIDC enters into selling agreements with broker-dealers who are registered with the SEC and are members of the NASD, and with entities that may offer the Policies but are exempt from registration. Applications for the Policy are solicited by registered representatives who are associated persons of such broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable life insurance products. We intend to offer the Policy in all jurisdictions where we are licensed to do business and where the Policy is approved.

     COMPENSATION. Broker-dealers who have selling agreements with MLIDC are paid compensation for the promotion and sale of the Policies. Registered representatives who solicit sales of the Policy typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and on-cash compensation and other benefits. Compensation paid on the Policies, as well as other incentives or payments, are not assessed as an additional direct charge to Policy owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policy and from profits on payments received by the Company and MLIDC from the Funds.

     The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firms for services the broker-dealer firms provide in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer firms, the hiring and training of the broker-dealer firms' sales personnel, the sponsoring of conferences and seminars by the broker-dealer firms, or general marketing services performed by the broker-dealer firms. The broker-dealer firms may also provide other services or incur other costs in connection with distributing the Company's products.

     These preferred distribution arrangements will not be offered to all broker- dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Policy, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firms or based on the length of time that a Policy owner has owned the Policy. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firms and their registered representatives to favor the Company's products. The amount of additional compensation (non-commission amounts) paid to selected broker-dealer firms during 2006 ranged from $2,029 to $2,179,850. The amount of commissions paid to selected broker-dealer firms during 2006 ranged from $1,229,012 to $11,402,602. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected broker-dealer firms during 2006 ranged from $1,231,041 to $13,582,452.

     The following list sets forth the names of broker-dealer firms that have entered into preferred distribution arrangements with the Company and MLIDC under which the broker-dealer firms received additional compensation in 2006 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the Policies). The broker-dealer firms are listed in alphabetical order:

     Citicorp Investment Services
Citigroup Global Markets Inc. (d/b/a/ Smith Barney)
DWS Scudder Distributors, Inc.
Merrill Lynch, Pierce, Fenner & Smith, Incorporated
Morgan Stanley DW, Inc.
PFS Investments, Inc. (d/b/a/ Primerica)
Pioneer Funds Distributor, Inc.
Tower Square Securities, Inc.

     There are other broker-dealer firms who receive compensation for servicing our Policies, and the Cash Value of the Policies or the amount of added premium payments received may be included in determining their additional compensation, if any.

                               VALUATION OF ASSETS

     INVESTMENT OPTIONS. The value of the assets of each Investment Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

     Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

     Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

     Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by "marking to market" (computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) "Marking to market" takes into account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.

     THE CASH VALUE. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of an Investment Option from one valuation period to the next. The net investment factor for an Investment Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Investment Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of an Investment Option is equal to (a) minus (b), divided by (c) where:

        (a) = investment income plus capital gains and losses (whether realized or unrealized);

        (b)  = any deduction for applicable taxes (presently zero); and

        (c) = the value of the assets of the Investment Option at the beginning of the valuation period.

     The gross investment rate may be either positive or negative. An Investment Option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

     ACCUMULATION UNIT VALUE. The value of the accumulation unit for each Investment Option was initially established at $1.00. The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Investment Option and takes into account the investment performance, expenses and the deduction of certain expenses.

                  ADDITIONAL INFORMATION ABOUT CONTRACT CHARGES

     SPECIAL PURCHASE PLANS. We reserve the right to waive all or a part of any fee we charge under the Contract (excluding Fund expenses). Factors we consider include one or more of the following: size and type of group to whom the Contract is issues; amount of expected premiums; relationship with us or an affiliated company, receiving distributions or making transfers from other contracts we or one of our affiliates issue; type and frequency of administrative and sales service provided; or any other factor we determine relevant. Any fee modification will not discriminate unfairly against protected classes of individuals and will be done according to our rules in effect at the time the Policy is issued.

     UNDERWRITING PROCEDURES. The Contract's cost of insurance depends on the insured's sex, issue age, risk class and length of time the Contract has been in force. The rates will vary depending on tobacco use and other risk factors. Guaranteed cost of insurance rates are based on the Insured's attained age and are equal to the 1980 Insurance Commissioners Standard Ordinary Male and Female Mortality Tables. The maximum rates for the tables-rated substandard insureds are based on a multiple (shown in the schedule pages of the Contract) of the above rates. We may add flat extra ratings to reflect higher mortality risk. Any change in the cost of insurance rates will apply to all insureds of the same age, gender, risk class and whose Policies have been in effect for the same length of time.

     The cost of insurance rates, Policy charges, and payment options for Contracts issued in Montana, and perhaps other states are issued on a gender-neutral (unisex) basis. The unisex rates will be higher than those applicable to females and lower than those applicable to males.

INCREASES AND DECREASES IN STATED AMOUNT

     After the first Policy Year, You may request in writing to change the Stated Amount. When your Stated Amount changes, your policy charges and possible your Death Benefit will also change. If you increase or decrease your Stated Amount your Contract may become a modified endowment contract (MEC) under federal tax law (please see the Federal Income Taxes section of the Prospectus for more information and consult your tax adviser for information on the impact a modified endowment contract may effect you).

     Under some circumstances you will need to provide evidence that the insured is still insurable. Any change in Stated Amount will be effective on either the next or prior Monthly Deduction Date after the change has been approved by us.

     When we increase the Stated Amount we issue an additional insurance segment. Each insurance segment has its own issue age, risk class and in certain instances, charges. After an increase in Stated Amount, different cost of insurance rates may apply to different segments of Stated Amount. If this happens we will attribute your Cash Value proportionately to each segment to compute our insurance risk and to calculate the cost of insurance charge. In addition, premiums received after an increase in Stated Amount has been effective will not be added together with premium received before the requested increase for purposes of determining the Sales Expense Charge.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The financial statements of MetLife of CT Variable Life Insurance Separate Account One as of December 31, 2006, and for each of the years in the two-year period ended December 31, 2006, have been included herein and in the registration statement in reliance upon the report of Deloitte & Touche LLP, independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

     The consolidated financial statements and financial statement schedules of MetLife Insurance Company of Connecticut ("MetLife Connecticut") (formerly known as "The Travelers Insurance Company") and its subsidiaries (collectively the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a Transfer Agreement entered into on October 11, 2006 between MetLife Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, Inc. ("MetLife"), pursuant to which MetLife Connecticut acquired all of the stock of MetLife Investors USA Insurance Company ("MLI-USA") from MLIG. As the transaction was between entities under common control, the transaction was recorded and accounted for in a manner similar to a pooling-of-interests from July 1, 2005 (the "Acquisition Date"); further, as MLI-USA has been controlled by MetLife for longer than MetLife Connecticut, all amounts reported for periods prior to the Acquisition Date are those of MLI-USA) included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

                              FINANCIAL STATEMENTS

     The financial statements of MetLife Insurance Company of Connecticut and MetLife of CT Variable Life Insurance Separate Account One follow this page of the SAI. The financial statements of the Company only bear on the Company's ability to meet its obligations under the Policies and should not be considered as bearing on the investment performance of the Separate Account.

ANNUAL REPORT
December 31, 2006

                    MetLife of CT Variable Life Insurance
                             Separate Account One
                                      of
               MetLife Life and Annuity Company of Connecticut

           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Policyholders of
MetLife of CT Variable Life Separate Account One and the Board of Directors of MetLife Life and Annuity Company of Connecticut:

We have audited the accompanying statement of assets and liabilities of the Subaccounts (as disclosed in Appendix A) comprising MetLife of CT Variable Life Insurance Separate Account One (formerly, The Travelers Variable Life Insurance Separate Account One) (the "Separate Account") of MetLife Life and Annuity Company of Connecticut (formerly, The Travelers Life and Annuity Company) ("MLAC") as of December 31, 2006, the related statement of operations for the period in the year then ended, and the statements of changes in net assets for each of the periods in the two years then ended. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights of the Separate Account included in footnote 5 for the periods in the three years ended December 31, 2004, were audited by other auditors whose report, dated March 21, 2005, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Subaccounts comprising the Separate Account of MLAC as of December 31, 2006, the results of their operations for the period in the year then ended, and the changes in their net assets for each of the periods in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, Florida
March 19, 2007
(December 7, 2007 as to Note 7)

                                  APPENDIX A

LMPLS Balanced Investment Option

LMPLS Growth Investment Option

LMPLS High Growth Investment Option

LMPVPII Fundamental Value Investment Option

LMPVPIII High Income Investment Option

LMPVPIII International All Cap Growth Investment Option

LMPVPIII Large Cap Value Investment Option

LMPVPIII Money Market Investment Option

MIST Met/AIM Capital Appreciation Investment Option (Class A)

MIST Met/AIM Small Cap Growth Investment Option (Class A)

MIST MFS(R) Value Investment Option (Class A)

MIST Pioneer Strategic Income Investment Option (Class A)

MSF BlackRock Aggressive Growth Investment Option (Class D)

MSF BlackRock Bond Income Investment Option (Class E)

MSF Capital Guardian U.S. Equity Investment Option (Class A)

MSF FI Large Cap Investment Option (Class A)

MSF MetLife Aggressive Allocation Investment Option (Class B)

MSF MetLife Conservative Allocation Investment Option (Class B)

MSF MetLife Conservative to Moderate Allocation Investment Option (Class B)

MSF MetLife Moderate Allocation Investment Option (Class B)

MSF MetLife Moderate to Aggressive Allocation Investment Option (Class B)

MSF MFS(R) Total Return Investment Option (Class F)

PIMCO VIT Real Return Investment Option (Administrative Class)

Travelers AIM Capital Appreciation Investment Option

Travelers Managed Allocation Series: Conservative Investment Option

Travelers Managed Allocation Series: Moderate-Aggressive Investment Option

Travelers Managed Income Investment Option

Travelers MFS(R) Mid Cap Growth Investment Option

Travelers MFS(R) Total Return Investment Option

Travelers MFS(R) Value Investment Option

Travelers Pioneer Strategic Income Investment Option

Travelers Strategic Equity Investment Option

Travelers Style Focus Series: Small Cap Growth Investment Option

Travelers Van Kampen Enterprise Investment Option

Vanguard VIF Mid-Cap Index Investment Option

Vanguard VIF Total Stock Market Index Investment Option

                    METLIFE OF CT VARIABLE LIFE INSURANCE
                             SEPARATE ACCOUNT ONE
                     STATEMENT OF ASSETS AND LIABILITIES
                              December 31, 2006

                                                                                                                LMPVPII
                                                LMPLS Balanced       LMPLS Growth      LMPLS High Growth   Fundamental Value
                                               Investment Option   Investment Option   Investment Option   Investment Option
                                               -----------------   -----------------   -----------------   -----------------

Assets:
 Investments at market value ...............       $206,059            $249,569            $159,674           $5,225,614
                                                   --------            --------            --------           ----------
    Total Assets ...........................        206,059             249,569             159,674            5,225,614
                                                   --------            --------            --------           ----------
Liabilities:
 Payables:
   Insurance charges........................              9                  11                   7                  227
   Administrative charges...................              5                   5                   3                  115
                                                   --------            --------            --------           ----------
    Total Liabilities ......................             14                  16                  10                  342
                                                   --------            --------            --------           ----------
Net Assets:                                        $206,045            $249,553            $159,664           $5,225,272
                                                   ========            ========            ========           ==========

  The accompanying notes are an integral part of these financial statements.

                    METLIFE OF CT VARIABLE LIFE INSURANCE
                             SEPARATE ACCOUNT ONE
             STATEMENT OF ASSETS AND LIABILITIES  --  (Continued)
                              December 31, 2006

                                                                  LMPVPIII
                                          LMPVPIII High     International All Cap      LMPVPIII Large       LMPVPIII Money
                                        Income Investment     Growth Investment     Cap Value Investment   Market Investment
                                             Option                Option                  Option               Option
                                        -----------------   ---------------------   --------------------   -----------------

Assets:
 Investments at market value ........      $1,309,357            $1,926,098              $2,863,864           $2,171,129
                                           ----------            ----------              ----------           ----------
    Total Assets ....................       1,309,357             1,926,098               2,863,864            2,171,129
                                           ----------            ----------              ----------           ----------
Liabilities:
 Payables:
   Insurance charges.................              58                    84                     122                  101
   Administrative charges............              29                    43                      63                   48
                                           ----------            ----------              ----------           ----------
    Total Liabilities ...............              87                   127                     185                  149
                                           ----------            ----------              ----------           ----------
Net Assets:                                $1,309,270            $1,925,971              $2,863,679           $2,170,980
                                           ==========            ==========              ==========           ==========

  The accompanying notes are an integral part of these financial statements.

                    METLIFE OF CT VARIABLE LIFE INSURANCE
                             SEPARATE ACCOUNT ONE
             STATEMENT OF ASSETS AND LIABILITIES  --  (Continued)
                              December 31, 2006

    MIST Met/AIM       MIST Met/AIM Small                          MIST Pioneer       MSF BlackRock
Capital Appreciation       Cap Growth       MIST MFS(R) Value    Strategic Income   Aggressive Growth   MSF BlackRock Bond
  Investment Option     Investment Option   Investment Option   Investment Option   Investment Option    Income Investment
      (Class A)             (Class A)           (Class A)           (Class A)           (Class D)        Option (Class E)
--------------------   ------------------   -----------------   -----------------   -----------------   ------------------

     $2,933,994              $30,104             $162,432           $1,123,047           $554,517            $705,541
     ----------              -------             --------           ----------           --------            --------
      2,933,994               30,104              162,432            1,123,047            554,517             705,541
     ----------              -------             --------           ----------           --------            --------


            129                    1                    8                   50                 24                  33
             64                   --                    3                   25                 12                  15
     ----------              -------             --------           ----------           --------            --------
            193                    1                   11                   75                 36                  48
     ----------              -------             --------           ----------           --------            --------
     $2,933,801              $30,103             $162,421           $1,122,972           $554,481            $705,493
     ==========              =======             ========           ==========           ========            ========

  The accompanying notes are an integral part of these financial statements.

                    METLIFE OF CT VARIABLE LIFE INSURANCE
                             SEPARATE ACCOUNT ONE
             STATEMENT OF ASSETS AND LIABILITIES  --  (Continued)
                              December 31, 2006

                                                                                                             MSF MetLife
                                          MSF Capital                                 MSF MetLife          Conservative to
                                      Guardian U.S. Equity   MSF FI Large Cap    Aggressive Allocation   Moderate Allocation
                                       Investment Option     Investment Option     Investment Option      Investment Option
                                           (Class A)             (Class A)             (Class B)              (Class B)
                                      --------------------   -----------------   ---------------------   -------------------

Assets:
 Investments at market value ......        $1,667,133           $4,170,541              $98,553               $229,003
                                           ----------           ----------              -------               --------
    Total Assets ..................         1,667,133            4,170,541               98,553                229,003
                                           ----------           ----------              -------               --------
Liabilities:
 Payables:
   Insurance charges...............                73                  185                    4                     10
   Administrative charges..........                37                   92                    2                      5
                                           ----------           ----------              -------               --------
    Total Liabilities .............               110                  277                    6                     15
                                           ----------           ----------              -------               --------
Net Assets:                                $1,667,023           $4,170,264              $98,547               $228,988
                                           ==========           ==========              =======               ========

  The accompanying notes are an integral part of these financial statements.

                    METLIFE OF CT VARIABLE LIFE INSURANCE
                             SEPARATE ACCOUNT ONE
             STATEMENT OF ASSETS AND LIABILITIES  --  (Concluded)
                              December 31, 2006

                           MSF MetLife                             PIMCO VIT Real
    MSF MetLife            Moderate to                            Return Investment         Vanguard VIF
Moderate Allocation   Aggressive Allocation    MSF MFS(R) Total         Option                 Mid-Cap        Vanguard VIF Total
 Investment Option      Investment Option     Return Investment    (Administrative              Index         Stock Market Index
     (Class B)              (Class B)          Option (Class F)         Class)            Investment Option    Investment Option
-------------------   ---------------------    ----------------   -----------------       -----------------   ------------------

       $2,943                $63,896              $5,854,725           $25,184                $139,531             $351,026
       ------                -------              ----------           -------                --------             --------
        2,943                 63,896               5,854,725            25,184                 139,531              351,026
       ------                -------              ----------           -------                --------             --------


            1                      3                     269                 1                       6                   17
           --                      1                     128                 1                       3                    8
       ------                -------              ----------           -------                --------             --------
            1                      4                     397                 2                       9                   25
       ------                -------              ----------           -------                --------             --------
       $2,942                $63,892              $5,854,328           $25,182                $139,522             $351,001
       ======                =======              ==========           =======                ========             ========


  The accompanying notes are an integral part of these financial statements.

                    METLIFE OF CT VARIABLE LIFE INSURANCE
                             SEPARATE ACCOUNT ONE
                           STATEMENT OF OPERATIONS
                     For the year ended December 31, 2006

                                                                       LMPLS            LMPLS       LMPLS           LMPVPII
                                                                      Balanced          Growth    High Growth    Fundamental Value
                                                                     Investment       Investment  Investment       Investment
                                                                       Option           Option      Option           Option
                                                                     ----------       ----------  ----------       ----------
Investment Income:
 Dividends......................................................        $ 5,786         $ 4,729       $ 1,648      $ 80,480
                                                                        -------         -------       -------      --------
Expenses:
 Insurance charges..............................................          1,926           2,139         1,280        41,391
 Administrative charges.........................................            926           1,095           650        20,368
                                                                        -------         -------       -------      --------
   Total expenses...............................................          2,852           3,234         1,930        61,759
                                                                        -------         -------       -------      --------
    Net investment income (loss)................................          2,934           1,495          (282)       18,721
                                                                        -------         -------       -------      --------
Realized Gain (Loss) and Unrealized Gain (Loss) on Investments:
   Realized gain distribution...................................             --              --            --       204,123
   Realized gain (loss) on sale of investments..................          5,494           7,324         5,395       128,344
                                                                        -------         -------       -------      --------
    Realized gain (loss)........................................          5,494           7,324         5,395       332,467
                                                                        -------         -------       -------      --------
   Change in unrealized gain (loss) on investments..............          5,496          11,157         6,892       380,414
                                                                        -------         -------       -------      --------
 Net increase (decrease) in net assets resulting from operations        $13,924         $19,976       $12,005      $731,602
                                                                        =======         =======       =======      ========


  The accompanying notes are an integral part of these financial statements.

                    METLIFE OF CT VARIABLE LIFE INSURANCE
                             SEPARATE ACCOUNT ONE
                   STATEMENT OF OPERATIONS  --  (Continued)
                     For the year ended December 31, 2006

                                                                                      LMPVPIII
                                                                                    International        LMPVPIII
                                                                        LMPVPIII      All Cap           Large Cap       LMPVPIII
                                                                     High Income      Growth              Value       Money Market
                                                                    Investment      Investment         Investment      Investment
                                                                       Option         Option             Option         Option
                                                                    ----------      ----------         ----------      ----------
Investment Income:
 Dividends......................................................     $ 99,539         $ 37,942         $ 34,266         $92,616
                                                                     --------         --------         --------         -------
Expenses:
 Insurance charges..............................................       11,399           13,034           23,113          17,963
 Administrative charges.........................................        5,575            6,524           11,587           8,208
                                                                     --------         --------         --------         -------
   Total expenses...............................................       16,974           19,558           34,700          26,171
                                                                     --------         --------         --------         -------
    Net investment income (loss)................................       82,565           18,384             (434)         66,445
                                                                     --------         --------         --------         -------
Realized Gain (Loss) and Unrealized Gain (Loss) on Investments:
   Realized gain distribution...................................           --           38,779           50,412              --
   Realized gain (loss) on sale of investments..................      (84,935)          43,152           78,500              --
                                                                     --------         --------         --------         -------
    Realized gain (loss)........................................      (84,935)          81,931          128,912              --
                                                                     --------         --------         --------         -------
   Change in unrealized gain (loss) on investments..............      127,399          269,820          319,300              --
                                                                     --------         --------         --------         -------
 Net increase (decrease) in net assets resulting from operations     $125,029         $370,135         $447,778         $66,445
                                                                     ========         ========         ========         =======


  The accompanying notes are an integral part of these financial statements.

                    METLIFE OF CT VARIABLE LIFE INSURANCE
                             SEPARATE ACCOUNT ONE
                   STATEMENT OF OPERATIONS  --  (Continued)
                     For the year ended December 31, 2006

    MIST Met/AIM       MIST Met/AIM Small                          MIST Pioneer       MSF BlackRock       MSF BlackRock
Capital Appreciation       Cap Growth       MIST MFS(R) Value    Strategic Income   Aggressive Growth      Bond Income
  Investment Option     Investment Option   Investment Option   Investment Option   Investment Option   Investment Option
      (Class A)             (Class A)           (Class A)           (Class A)           (Class D)           (Class E)
--------------------   ------------------   -----------------   -----------------   -----------------   -----------------

      $   5,116               $  --              $ 1,919             $51,926             $     --            $    --
      ---------               -----              -------             -------             --------            -------
         16,471                 148                  625               6,949                3,097              4,565
          8,234                  69                  288               3,335                1,576              2,060
      ---------               -----              -------             -------             --------            -------
         24,705                 217                  913              10,284                4,673              6,625
      ---------               -----              -------             -------             --------            -------
        (19,589)               (217)               1,006              41,642               (4,673)            (6,625)
      ---------               -----              -------             -------             --------            -------

        356,198                 322                6,456                  --                   --                 --
        (19,800)                (29)                  22               5,172               (9,003)             3,453
      ---------               -----              -------             -------             --------            -------
        336,398                 293                6,478               5,172               (9,003)             3,453
      ---------               -----              -------             -------             --------            -------
       (360,501)                461                8,736              (1,936)              (6,890)            32,986
      ---------               -----              -------             -------             --------            -------
      $ (43,692)              $ 537              $16,220             $44,878             $(20,566)           $29,814
      =========               =====              =======             =======             ========            =======

  The accompanying notes are an integral part of these financial statements.

                    METLIFE OF CT VARIABLE LIFE INSURANCE
                             SEPARATE ACCOUNT ONE
                   STATEMENT OF OPERATIONS  --  (Continued)
                     For the year ended December 31, 2006

                                                                        MSF Capital                    MSF MetLife   MSF MetLife
                                                                         Guardian        MSF FI         Aggressive   Conservative
                                                                        U.S. Equity     Large Cap      Allocation    Allocation
                                                                         Investment    Investment      Investment    Investment
                                                                           Option       Option           Option        Option
                                                                         (Class A)     (Class A)        (Class B)     (Class B)
                                                                   -----------------   -------------   ----------    ----------

Investment Income:
 Dividends......................................................         $     --       $     --        $ --           $  --
                                                                         --------       --------        ----           -----
Expenses:
 Insurance charges..............................................            9,162         22,913          20              98
 Administrative charges.........................................            4,654         11,424          11              43
                                                                         --------       --------        ----           -----
   Total expenses...............................................           13,816         34,337          31             141
                                                                         --------       --------        ----           -----
    Net investment income (loss)................................          (13,816)       (34,337)        (31)           (141)
                                                                         --------       --------        ----           -----
Realized Gain (Loss) and Unrealized Gain (Loss) on Investments:
   Realized gain distribution...................................               --             --          --              --
   Realized gain (loss) on sale of investments..................           (6,330)       (48,703)         --             330
                                                                         --------       --------        ----           -----
    Realized gain (loss)........................................           (6,330)       (48,703)         --             330
                                                                         --------       --------        ----           -----
   Change in unrealized gain (loss) on investments..............           64,907        114,641         242              --
                                                                         --------       --------        ----           -----
 Net increase (decrease) in net assets resulting from operations         $ 44,761       $ 31,601        $211           $ 189
                                                                         ========       ========        ====           =====


  The accompanying notes are an integral part of these financial statements.

                    METLIFE OF CT VARIABLE LIFE INSURANCE
                             SEPARATE ACCOUNT ONE
                   STATEMENT OF OPERATIONS  --  (Continued)
                     For the year ended December 31, 2006




  MSF MetLife                                  MSF MetLife                           PIMCO VIT
 Conservative to        MSF MetLife            Moderate to            MSF MFS(R)       Real
   Moderate              Moderate              Aggressive               Total          Return                 Travelers AIM
  Allocation            Allocation             Allocation               Return       Investment                   Capital
  Investment            Investment             Investment             Investment       Option                   Appreciation
    Option                Option                 Option                Option       (Administrative             Investment
   (Class B)             (Class B)              (Class B)             (Class F)         Class)                    Option
  ----------            ----------             ----------             ----------       ------                   ------------
   $    --                 $ --                  $   --               $     --          $   423                  $      --
   -------                 ----                  ------               --------          -------                  ---------
     1,132                    5                     332                 32,973               85                      8,786
       533                    2                     163                 15,753               37                      4,392
   -------                 ----                  ------               --------          -------                  ---------
     1,665                    7                     495                 48,726              122                     13,178
   -------                 ----                  ------               --------          -------                  ---------
    (1,665)                  (7)                   (495)               (48,726)             301                    (13,178)
   -------                 ----                  ------               --------          -------                  ---------

        --                   --                      --                     --              669                     18,169
        83                   --                      (3)                11,472              (10)                  (160,070)
   -------                 ----                  ------               --------          -------                  ---------
        83                   --                      (3)                11,472              659                   (141,901)
   -------                 ----                  ------               --------          -------                  ---------
    14,869                  105                   4,121                436,873           (1,013)                   373,525
   -------                 ----                  ------               --------          -------                  ---------
   $13,287                 $ 98                  $3,623               $399,619          $   (53)                 $ 218,446
   =======                 ====                  ======               ========          =======                  =========


  The accompanying notes are an integral part of these financial statements.

                    METLIFE OF CT VARIABLE LIFE INSURANCE
                             SEPARATE ACCOUNT ONE
                   STATEMENT OF OPERATIONS  --  (Continued)
                     For the year ended December 31, 2006



                                                                                   Travelers      Travelers
                                                                    Travelers       Managed         Managed
                                                                     Managed      Allocation       Allocation
                                                                   Allocation      Series:          Series:         Travelers
                                                                     Series:      Moderate-        Moderate-          Managed
                                                                   Conservative   Aggressive     Conservative         Income
                                                                    Investment     Investment     Investment        Investment
                                                                     Option         Option          Option            Option
                                                                   -------------   -----------   -------------    --------------
Investment Income:
 Dividends......................................................     $ 1,294         $ 1,259      $ 2,082           $ 17,660
                                                                     -------         -------      -------           --------
Expenses:
 Insurance charges..............................................          99             106           94              2,387
 Administrative charges.........................................          44              51           50              1,081
                                                                     -------         -------      -------           --------
   Total expenses...............................................         143             157          144              3,468
                                                                     -------         -------      -------           --------
    Net investment income (loss)................................       1,151           1,102        1,938             14,192
                                                                     -------         -------      -------           --------
Realized Gain (Loss) and Unrealized Gain (Loss) on Investments:
   Realized gain distribution...................................         775           5,435        3,711                 --
   Realized gain (loss) on sale of investments..................      (1,669)         (5,135)      (5,174)           (71,239)
                                                                     -------         -------      -------           --------
    Realized gain (loss)........................................        (894)            300       (1,463)           (71,239)
                                                                     -------         -------      -------           --------
   Change in unrealized gain (loss) on investments..............         (98)            214           --             50,007
                                                                     -------         -------      -------           --------
 Net increase (decrease) in net assets resulting from operations     $   159         $ 1,616      $   475           $ (7,040)
                                                                     =======         =======      =======           ========


  The accompanying notes are an integral part of these financial statements.

                    METLIFE OF CT VARIABLE LIFE INSURANCE
                             SEPARATE ACCOUNT ONE
                   STATEMENT OF OPERATIONS  --  (Continued)
                     For the year ended December 31, 2006

                                                                                                          Travelers Style Focus
Travelers MFS(R) Mid    Travelers MFS(R)   Travelers MFS(R)   Travelers Pioneer   Travelers Strategic       Series: Small Cap
     Cap Growth           Total Return     Value Investment    Strategic Income    Equity Investment        Growth Investment
  Investment Option    Investment Option        Option        Investment Option          Option                   Option
--------------------   -----------------   ----------------   -----------------   -------------------     ---------------------

      $     --             $  79,114            $   --             $     --           $    17,617                 $    2
      --------             ---------            ------             --------           -----------                 ------
         1,717                16,076                97                3,776                12,632                     63
           864                 7,789                44                1,796                 6,254                     28
      --------             ---------            ------             --------           -----------                 ------
         2,581                23,865               141                5,572                18,886                     91
      --------             ---------            ------             --------           -----------                 ------
        (2,581)               55,249              (141)              (5,572)               (1,269)                   (89)
      --------             ---------            ------             --------           -----------                 ------

        35,988                85,872               208                   --               193,155                    586
        46,872               296,409             2,468              (74,894)           (1,052,619)                 1,798
      --------             ---------            ------             --------           -----------                 ------
        82,860               382,281             2,676              (74,894)             (859,464)                 2,384
      --------             ---------            ------             --------           -----------                 ------
       (41,933)             (236,844)              158               96,068             1,072,422                    715
      --------             ---------            ------             --------           -----------                 ------
      $ 38,346             $ 200,686            $2,693             $ 15,602           $   211,689                 $3,010
      ========             =========            ======             ========           ===========                 ======


  The accompanying notes are an integral part of these financial statements.

                    METLIFE OF CT VARIABLE LIFE INSURANCE
                             SEPARATE ACCOUNT ONE
                   STATEMENT OF OPERATIONS  --  (Concluded)
                     For the year ended December 31, 2006

                                                                     Travelers Van        Vanguard VIF         Vanguard VIF Total
                                                                   Kampen Enterprise     Mid-Cap Index         Stock Market Index
                                                                   Investment Option   Investment Option        Investment Option
                                                                   -----------------   -----------------       ------------------

Investment Income:
 Dividends......................................................       $     602            $   965                  $   438
                                                                       ---------            -------                  -------
Expenses:
 Insurance charges..............................................           4,813                799                    1,397
 Administrative charges.........................................           2,423                411                      627
                                                                       ---------            -------                  -------
   Total expenses...............................................           7,236              1,210                    2,024
                                                                       ---------            -------                  -------
    Net investment income (loss)................................          (6,634)              (245)                  (1,586)
                                                                       ---------            -------                  -------
Realized Gain (Loss) and Unrealized Gain (Loss) on Investments:
   Realized gain distribution...................................          49,100              3,716                    3,456
   Realized gain (loss) on sale of investments..................        (872,966)               282                      310
                                                                       ---------            -------                  -------
    Realized gain (loss)........................................        (823,866)             3,998                    3,766
                                                                       ---------            -------                  -------
   Change in unrealized gain (loss) on investments..............         902,684              9,242                   30,274
                                                                       ---------            -------                  -------
 Net increase (decrease) in net assets resulting from operations       $  72,184            $12,995                  $32,454
                                                                       =========            =======                  =======

  The accompanying notes are an integral part of these financial statements.

                    METLIFE OF CT VARIABLE LIFE INSURANCE
                             SEPARATE ACCOUNT ONE
                     STATEMENTS OF CHANGES IN NET ASSETS
                For the years ended December 31, 2006 and 2005

                                                             LMPLS Balanced           LMPLS Growth          LMPLS High Growth
                                                            Investment Option       Investment Option       Investment Option
                                                            -----------------       -----------------       -----------------
                                                            2006        2005        2006        2005        2006        2005
                                                            ----        ----        ----        ----        ----        ----

Operations:
 Net investment income (loss) ............................$   2,934   $   2,827   $   1,495   $  (2,811)  $    (282)  $  (1,252)
 Realized gain (loss) ....................................    5,494       2,261       7,324      38,688       5,395       1,347
 Change in unrealized gain (loss) on investments .........    5,496      (1,431)     11,157     (19,737)      6,892       7,413
                                                          ---------   ---------   ---------   ---------   ---------   ---------
   Net increase (decrease) in net assets resulting
     from operations......................................   13,924       3,657      19,976      16,140      12,005       7,508
                                                          ---------   ---------   ---------   ---------   ---------   ---------
Unit Transactions:
 Participant premium payments ............................       --          --          --          --          --          --
 Participant transfers from other funding options ........    3,385         431      22,695      52,445      34,428          --
 Growth rate intra-fund transfers in .....................   86,407     248,549     265,341     155,141     151,335     137,522
 Contract surrenders .....................................  (57,010)    (12,808)     (7,579)    (94,551)     (5,361)     (5,651)
 Participant transfers to other funding options ..........  (40,447)    (29,662)    (65,628)    (41,901)    (49,309)     (1,684)
 Growth rate intra-fund transfers out ....................  (86,492)   (248,539)   (265,334)   (155,135)   (151,335)   (137,513)
 Other receipts/(payments) ...............................   (8,549)         --          --    (361,846)         --          --
                                                          ---------   ---------   ---------   ---------   ---------   ---------
   Net increase (decrease) in net assets resulting
     from unit transactions .............................. (102,706)    (42,029)    (50,505)   (445,847)    (20,242)     (7,326)
                                                          ---------   ---------   ---------   ---------   ---------   ---------
   Net increase (decrease) in net assets..................  (88,782)    (38,372)    (30,529)   (429,707)     (8,237)        182
Net Assets:
   Beginning of year......................................  294,827     333,199     280,082     709,789     167,901     167,719
                                                          ---------   ---------   ---------   ---------   ---------   ---------
   End of year............................................$ 206,045   $ 294,827   $ 249,553   $ 280,082   $ 159,664   $ 167,901
                                                          =========   =========   =========   =========   =========   =========


  The accompanying notes are an integral part of these financial statements.

                    METLIFE OF CT VARIABLE LIFE INSURANCE
                             SEPARATE ACCOUNT ONE
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005


                                                                                                                 LMPVPIII
                                                             LMPVPII                   LMPVPIII                International
                                                        Fundamental Value              High Income             All Cap Growth
                                                        Investment Option           Investment Option        Investment Option
                                                    -------------------------   -----------------------   ------------------------
                                                       2006          2005          2006         2005         2006         2005
                                                       ----          ----          ----         ----         ----         ----
Operations:
 Net investment income (loss) ......................$    18,721   $   (17,076)  $   82,565   $  101,629   $   18,384   $     1,649
 Realized gain (loss) ..............................    332,467       487,655      (84,935)     (78,773)      81,931        (6,821)
 Change in unrealized gain (loss) on investments ...    380,414      (308,503)     127,399       (1,265)     269,820       149,282
                                                    -----------   -----------   ----------   ----------   ----------   -----------
   Net increase (decrease) in net assets resulting
     from operations................................    731,602       162,076      125,029       21,591      370,135       144,110
                                                    -----------   -----------   ----------   ----------   ----------   -----------
Unit Transactions:
 Participant premium payments ......................        717            --           --           --          866            --
 Participant transfers from other funding options ..    487,402        62,972       58,807        7,893      371,497       128,090
 Growth rate intra-fund transfers in ...............  3,244,984     3,811,699      815,618      827,588      960,730     1,053,537
 Contract surrenders ...............................   (343,331)     (464,939)    (189,686)    (138,434)    (146,666)     (135,198)
 Participant transfers to other funding options ....   (607,504)     (246,286)    (193,241)     (92,480)    (179,034)      (60,413)
 Growth rate intra-fund transfers out .............. (3,251,142)   (3,811,578)    (815,844)    (827,588)    (961,618)   (1,053,479)
 Other receipts/(payments) .........................   (114,726)     (242,379)     (10,919)     (79,934)     (39,083)     (109,905)
                                                    -----------   -----------   ----------   ----------   ----------   -----------
   Net increase (decrease) in net assets resulting
     from unit transactions ........................   (583,600)     (890,511)    (335,265)    (302,955)       6,692      (177,368)
                                                    -----------   -----------   ----------   ----------   ----------   -----------
   Net increase (decrease) in net assets............    148,002      (728,435)    (210,236)    (281,364)     376,827       (33,258)
Net Assets:
   Beginning of year................................  5,077,270     5,805,705    1,519,506    1,800,870    1,549,144     1,582,402
                                                    -----------   -----------   ----------   ----------   ----------   -----------
   End of year......................................$ 5,225,272   $ 5,077,270   $1,309,270   $1,519,506   $1,925,971   $ 1,549,144
                                                    ===========   ===========   ==========   ==========   ==========   ===========


  The accompanying notes are an integral part of these financial statements.

                    METLIFE OF CT VARIABLE LIFE INSURANCE
                             SEPARATE ACCOUNT ONE
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

                                                           MIST Met/AIM           MIST Met/AIM
         LMPVPIII                   LMPVPIII           Capital Appreciation     Small Cap Growth
     Large Cap Value              Money Market              Investment             Investment
    Investment Option          Investment Option         Option (Class A)       Option (Class A)
-------------------------   -----------------------   ---------------------   -------------------
    2006          2005         2006         2005         2006        2005       2006       2005
    ----          ----         ----         ----         ----        ----       ----       ----

$      (434)  $    10,663   $   66,445   $   24,703   $  (19,589)  $     --   $   (217)  $     --
    128,912         9,583           --           --      336,398         --        293         --
    319,300       130,624           --           --     (360,501)        --        461         --
-----------   -----------   ----------   ----------   ----------   --------   --------   --------

    447,778       150,870       66,445       24,703      (43,692)        --        537         --
-----------   -----------   ----------   ----------   ----------   --------   --------   --------
        904            --        4,180        2,000        2,319         --         --         --
    116,572        22,815      853,903    1,231,737    3,464,729         --     30,103         --
  1,520,862     1,754,648      941,543      470,203      816,561         --     21,681         --
   (415,049)     (247,406)    (444,015)    (484,036)    (221,315)        --       (538)        --
   (176,759)      (19,619)    (469,703)    (295,035)    (260,514)        --         --         --
 (1,520,435)   (1,754,636)    (941,635)    (470,204)    (816,960)        --    (21,680)        --
    (86,093)      (62,378)      (8,597)          --       (7,327)        --         --         --
-----------   -----------   ----------   ----------   ----------   --------   --------   --------

   (559,998)     (306,576)     (64,324)     454,665    2,977,493         --     29,566         --
-----------   -----------   ----------   ----------   ----------   --------   --------   --------
   (112,220)     (155,706)       2,121      479,368    2,933,801         --     30,103         --

  2,975,899     3,131,605    2,168,859    1,689,491           --         --         --         --
-----------   -----------   ----------   ----------   ----------   --------   --------   --------
$ 2,863,679   $ 2,975,899   $2,170,980   $2,168,859   $2,933,801   $     --   $ 30,103   $     --
===========   ===========   ==========   ==========   ==========   ========   ========   ========

  The accompanying notes are an integral part of these financial statements.

                    METLIFE OF CT VARIABLE LIFE INSURANCE
                             SEPARATE ACCOUNT ONE
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005


                                                                                           MIST Pioneer          MSF BlackRock
                                                                     MIST MFS(R)         Strategic Income      Aggressive Growth
                                                                  Value Investment          Investment         Investment Option
                                                                  Option (Class A)       Option (Class A)          (Class D)
                                                                 -------------------   ---------------------  --------------------
                                                                   2006       2005        2006        2005      2006        2005
                                                                   ----       ----        ----        ----      ----        ----
Operations:
 Net investment income (loss) ...................................$  1,006   $     --   $   41,642   $     --  $  (4,673)  $     --
 Realized gain (loss) ...........................................   6,478         --        5,172         --     (9,003)        --
 Change in unrealized gain (loss) on investments ................   8,736         --       (1,936)        --     (6,890)        --
                                                                 --------   --------   ----------   --------  ---------   --------
   Net increase (decrease) in net assets resulting
     from operations............................................   16,220         --       44,878         --    (20,566)        --
                                                                 --------   --------   ----------   --------  ---------   --------
Unit Transactions:
 Participant premium payments ...................................      --         --          274         --         --         --
 Participant transfers from other funding options ............... 153,794         --    1,414,934         --    681,515         --
 Growth rate intra-fund transfers in ............................      --         --      475,265         --    171,387         --
 Contract surrenders ............................................  (4,239)        --     (111,426)        --    (89,265)        --
 Participant transfers to other funding options .................  (3,354)        --     (217,166)        --     (8,237)        --
 Growth rate intra-fund transfers out ...........................      --         --     (474,616)        --   (171,371)        --
 Other receipts/(payments) ......................................      --         --       (9,171)        --     (8,982)        --
                                                                 --------   --------   ----------   --------  ---------   --------
   Net increase (decrease) in net assets resulting
     from unit transactions ....................................  146,201         --    1,078,094         --    575,047         --
                                                                 --------   --------   ----------   --------  ---------   --------
   Net increase (decrease) in net assets......................... 162,421         --    1,122,972         --    554,481         --
Net Assets:
   Beginning of year.............................................      --         --           --         --         --         --
                                                                 --------   --------   ----------   --------  ---------   --------
   End of year...................................................$162,421   $     --   $1,122,972   $     --  $ 554,481   $     --
                                                                 ========   ========   ==========   ========  =========   ========


  The accompanying notes are an integral part of these financial statements.

                    METLIFE OF CT VARIABLE LIFE INSURANCE
                             SEPARATE ACCOUNT ONE
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

                                                                            MSF MetLife
    MSF BlackRock           MSF Capital                                     Aggressive
     Bond Income        Guardian U.S. Equity      MSF FI Large Cap          Allocation
     Investment          Investment Option        Investment Option         Investment
  Option (Class E)           (Class A)                (Class A)          Option (Class B)
--------------------   ---------------------   ----------------------    ----------------
   2006       2005        2006        2005         2006        2005       2006      2005
   ----       ----        ----        ----         ----        ----       ----      ----

$  (6,625)  $     --   $  (13,816)  $     --   $   (34,337)  $     --   $   (31)  $     --
    3,453         --       (6,330)        --       (48,703)        --        --         --
   32,986         --       64,907         --       114,641         --       242         --
---------   --------   ----------   --------   -----------   --------   -------   --------

   29,814         --       44,761         --        31,601         --       211         --
---------   --------   ----------   --------   -----------   --------   -------   --------
       --         --        2,310         --         2,389         --        --         --
  863,883         --    2,137,610         --     5,001,928         --    98,336         --
  215,608         --      381,776         --     1,421,703         --        --         --
  (28,644)        --     (198,811)        --      (421,678)        --        --         --
 (159,331)        --     (320,243)        --      (417,675)        --        --         --
 (215,837)        --     (380,380)        --    (1,421,283)        --        --         --
       --         --           --         --       (26,721)        --        --         --
---------   --------   ----------   --------   -----------   --------   -------   --------

  675,679         --    1,622,262         --     4,138,663         --    98,336         --
---------   --------   ----------   --------   -----------   --------   -------   --------
  705,493         --    1,667,023         --     4,170,264         --    98,547         --

       --         --           --         --            --         --        --         --
---------   --------   ----------   --------   -----------   --------   -------   --------
$ 705,493   $     --   $1,667,023   $     --   $ 4,170,264   $     --   $98,547   $     --
=========   ========   ==========   ========   ===========   ========   =======   ========

  The accompanying notes are an integral part of these financial statements.

                    METLIFE OF CT VARIABLE LIFE INSURANCE
                             SEPARATE ACCOUNT ONE
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

                                                                                           MSF MetLife
                                                                     MSF MetLife          Conservative           MSF MetLife
                                                                    Conservative           to Moderate             Moderate
                                                                     Allocation            Allocation             Allocation
                                                                  Investment Option     Investment Option      Investment Option
                                                                      (Class B)             (Class B)              (Class B)
                                                                 -------------------   -------------------     -----------------
                                                                   2006       2005       2006       2005        2006      2005
                                                                   ----       ----       ----       ----        ----      ----
Operations:
 Net investment income (loss) .................................  $   (141)  $     --   $ (1,665)  $     --     $   (7)  $     --
 Realized gain (loss) .........................................       330         --         83         --         --         --
 Change in unrealized gain (loss) on investments ..............        --         --     14,869         --        105         --
                                                                 --------   --------   --------   --------     ------   --------
   Net increase (decrease) in net assets resulting
     from operations..........................................        189         --     13,287         --         98         --
                                                                 --------   --------   --------   --------     ------   --------
Unit Transactions:
 Participant premium payments .................................        --         --         --         --         --         --
 Participant transfers from other funding options .............    33,709         --    217,976         --      2,855         --
 Growth rate intra-fund transfers in ..........................        --         --         --         --         --         --
 Contract surrenders ..........................................      (190)        --     (2,275)        --        (11)        --
 Participant transfers to other funding options ...............   (33,708)        --         --         --         --         --
 Growth rate intra-fund transfers out .........................        --         --         --         --         --         --
 Other receipts/(payments) ....................................        --         --         --         --         --         --
                                                                 --------   --------   --------   --------     ------   --------
   Net increase (decrease) in net assets resulting
     from unit transactions                                          (189)        --    215,701         --      2,844         --
                                                                 --------   --------   --------   --------     ------   --------
   Net increase (decrease) in net assets.......................        --         --    228,988         --      2,942         --
Net Assets:
   Beginning of year...........................................        --         --         --         --         --         --
                                                                 --------   --------   --------   --------     ------   --------
   End of year.................................................  $     --   $     --   $228,988   $     --     $2,942   $     --
                                                                 ========   ========   ========   ========     ======   ========

  The accompanying notes are an integral part of these financial statements.

                    METLIFE OF CT VARIABLE LIFE INSURANCE
                             SEPARATE ACCOUNT ONE
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005


    MSF MetLife                                    PIMCO VIT
    Moderate to                                   Real Return
     Aggressive          MSF MFS(R) Total         Investment
     Allocation               Return                Option          Travelers AIM Capital
 Investment Option       Investment Option      (Administrative    Appreciation Investment
     (Class B)               (Class F)              Class)                  Option
-------------------   ----------------------   ----------------   -------------------------
  2006       2005         2006        2005       2006     2005        2006          2005
  ----       ----         ----        ----       ----     ----        ----          ----

$   (495)  $     --   $   (48,726)  $     --   $   301   $   38   $   (13,178)  $   (33,551)
      (3)        --        11,472         --       659       54      (141,901)      (90,517)
   4,121         --       436,873         --    (1,013)     (88)      373,525       356,763
--------   --------   -----------   --------   -------   ------   -----------   -----------

   3,623         --       399,619         --       (53)       4       218,446       232,695
--------   --------   -----------   --------   -------   ------   -----------   -----------
      --         --         4,017         --        --       --           378            --
  61,186         --     6,490,038         --    20,600    5,012         9,984       159,220
  20,953         --     2,687,370         --        --       --     1,240,719     2,497,035
    (917)        --      (405,354)        --      (303)     (78)     (122,048)     (269,498)
      --         --      (616,942)        --        --       --    (3,428,803)      (86,117)
 (20,953)        --    (2,685,078)        --        --       --    (1,240,719)   (2,497,000)
      --         --       (19,342)        --        --       --       (30,279)      (71,551)
--------   --------   -----------   --------   -------   ------   -----------   -----------

  60,269         --     5,454,709         --    20,297    4,934    (3,570,768)     (267,911)
--------   --------   -----------   --------   -------   ------   -----------   -----------
  63,892         --     5,854,328         --    20,244    4,938    (3,352,322)      (35,216)

      --         --            --         --     4,938       --     3,352,322     3,387,538
--------   --------   -----------   --------   -------   ------   -----------   -----------
$ 63,892   $     --   $ 5,854,328   $     --   $25,182   $4,938   $        --   $ 3,352,322
========   ========   ===========   ========   =======   ======   ===========   ===========

  The accompanying notes are an integral part of these financial statements.

                    METLIFE OF CT VARIABLE LIFE INSURANCE
                             SEPARATE ACCOUNT ONE
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

                                                                                Travelers Managed        Travelers Managed
                                                           Travelers Managed        Allocation               Allocation
                                                               Allocation            Series:                  Series:
                                                                Series:             Moderate-                Moderate-
                                                              Conservative          Aggressive              Conservative
                                                           Investment Option    Investment Option        Investment Option
                                                           ------------------   ------------------       -----------------
                                                             2006      2005       2006      2005           2006      2005
                                                             ----      ----       ----      ----           ----      ----
Operations:
 Net investment income (loss) .............................$  1,151   $   153   $  1,102   $    78       $  1,938   $   --
 Realized gain (loss) .....................................    (894)       63        300        10         (1,463)      --
 Change in unrealized gain (loss) on investments ..........     (98)       98        214      (213)            --       --
                                                           --------   -------   --------   -------       --------   ------
   Net increase (decrease) in net assets
     resulting from operations...........................       159       314      1,616      (125)           475       --
                                                           --------   -------   --------   -------       --------   ------
Unit Transactions:
 Participant premium payments .............................      --        --         --        --             --       --
 Participant transfers from other funding options .........      --    33,550     40,308    19,618         65,210       --
 Growth rate intra-fund transfers in ......................      --        --         --        --             --       --
 Contract surrenders ......................................    (253)      (60)      (231)       --           (180)      --
 Participant transfers to other funding options ........... (33,710)       --    (61,186)       --        (65,505)      --
 Growth rate intra-fund transfers out .....................      --        --         --        --             --       --
 Other receipts/(payments) ................................      --        --         --        --             --       --
                                                           --------   -------   --------   -------       --------   ------
   Net increase (decrease) in net assets resulting
     from unit transactions ..............................  (33,963)   33,490    (21,109)   19,618           (475)      --
                                                           --------   -------   --------   -------       --------   ------
   Net increase (decrease) in net assets................... (33,804)   33,804    (19,493)   19,493             --       --
Net Assets:
   Beginning of year.......................................  33,804        --     19,493        --             --       --
                                                           --------   -------   --------   -------       --------   ------
   End of year.............................................$     --   $33,804   $     --   $19,493       $     --   $   --
                                                           ========   =======   ========   =======       ========   ======


  The accompanying notes are an integral part of these financial statements.

                    METLIFE OF CT VARIABLE LIFE INSURANCE
                             SEPARATE ACCOUNT ONE
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005


  Travelers Managed      Travelers MFS(R) Mid                                Travelers MFS(R)
  Income Investment           Cap Growth          Travelers MFS(R) Total     Value Investment
        Option            Investment Option      Return Investment Option         Option
---------------------   ---------------------   -------------------------   ------------------
   2006        2005        2006        2005         2006          2005        2006       2005
   ----        ----        ----        ----         ----          ----        ----       ----

$  14,192   $  20,166   $  (2,581)  $  (6,884)  $    55,249   $    54,937   $   (141)  $   161
  (71,239)     (2,453)     82,860       1,764       382,281       385,991      2,676     1,191
   50,007     (16,658)    (41,933)     41,933      (236,844)     (333,779)       158      (158)
---------   ---------   ---------   ---------   -----------   -----------   --------   -------
   (7,040)      1,055      38,346      36,813       200,686       107,149      2,693     1,194
---------   ---------   ---------   ---------   -----------   -----------   --------   -------
       --          --          --          --           156            --         --        --
    3,930      66,136       8,016     697,224        14,426       123,862      4,384    31,072
    3,236     690,110     232,651     398,072     1,042,268     3,743,829        951        --
  (13,430)    (46,154)    (22,921)    (72,084)     (113,244)     (637,616)      (899)   (1,236)
 (828,446)     (3,603)   (675,434)     (9,950)   (6,199,199)     (114,524)   (37,207)       --
   (3,236)   (690,110)   (232,651)   (398,072)   (1,042,273)   (3,743,527)      (951)       --
      (45)    (12,547)        (10)         --       (35,746)     (104,353)        (1)       --
---------   ---------   ---------   ---------   -----------   -----------   --------   -------
 (837,991)      3,832    (690,349)    615,190    (6,333,612)     (732,329)   (33,723)   29,836
---------   ---------   ---------   ---------   -----------   -----------   --------   -------
 (845,031)      4,887    (652,003)    652,003    (6,132,926)     (625,180)   (31,030)   31,030
  845,031     840,144     652,003          --     6,132,926     6,758,106     31,030        --
---------   ---------   ---------   ---------   -----------   -----------   --------   -------
$      --   $ 845,031   $      --   $ 652,003   $        --   $ 6,132,926   $     --   $31,030
=========   =========   =========   =========   ===========   ===========   ========   =======

  The accompanying notes are an integral part of these financial statements.

                    METLIFE OF CT VARIABLE LIFE INSURANCE
                             SEPARATE ACCOUNT ONE
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Continued)
                For the years ended December 31, 2006 and 2005

                                                                                                                Travelers Style
                                                        Travelers Pioneer                 Travelers              Focus Series:
                                                            Strategic                  Strategic Equity         Small Cap Growth
                                                    Income Investment Option          Investment Option        Investment Option
                                                    -------------------------   ----------------------------   ------------------
                                                       2006          2005          2006             2005         2006      2005
                                                       ----          ----          ----             ----         ----      ----
Operations:
 Net investment income (loss) ......................$    (5,572)  $    35,169   $    (1,269)     $   (31,338)  $    (89)  $   (13)
 Realized gain (loss) ..............................    (74,894)      (29,836)     (859,464)        (266,674)     2,384       364
 Change in unrealized gain (loss) on investments ...     96,068        31,892     1,072,422          306,819        715      (715)
                                                    -----------   -----------   -----------      -----------   --------   -------
   Net increase (decrease) in net assets resulting
     from operations................................     15,602        37,225       211,689            8,807      3,010      (364)
                                                    -----------   -----------   -----------      -----------   --------   -------
Unit Transactions:
 Participant premium payments ......................         --            --           288               --         --        --
 Participant transfers from other funding options ..      2,525        66,712        18,077           79,733      1,297    19,618
 Growth rate intra-fund transfers in ...............    322,954     1,073,078     1,596,802        3,254,680         --        --
 Contract surrenders ...............................    (49,995)     (210,396)     (116,787)        (399,246)      (155)       --
 Participant transfers to other funding options .... (1,380,526)      (47,488)   (4,813,611)        (114,281)   (23,405)       --
 Growth rate intra-fund transfers out ..............   (322,955)   (1,073,076)   (1,596,802)      (3,254,480)        --        --
 Other receipts/(payments) .........................     (2,089)     (317,652)      (32,462)        (268,078)        (1)       --
                                                    -----------   -----------   -----------      -----------   --------   -------
   Net increase (decrease) in net assets resulting
     from unit transactions ........................ (1,430,086)     (508,822)   (4,944,495)        (701,672)   (22,264)   19,618
                                                    -----------   -----------   -----------      -----------   --------   -------
   Net increase (decrease) in net assets............ (1,414,484)     (471,597)   (4,732,806)        (692,865)   (19,254)   19,254
Net Assets:
   Beginning of year................................  1,414,484     1,886,081     4,732,806        5,425,671     19,254        --
                                                    -----------   -----------   -----------      -----------   --------   -------
   End of year......................................$        --   $ 1,414,484   $        --      $ 4,732,806   $     --   $19,254
                                                    ===========   ===========   ===========      ===========   ========   =======


  The accompanying notes are an integral part of these financial statements.

                    METLIFE OF CT VARIABLE LIFE INSURANCE
                             SEPARATE ACCOUNT ONE
             STATEMENTS OF CHANGES IN NET ASSETS  --  (Concluded)
                For the years ended December 31, 2006 and 2005


                                                    Vanguard VIF
   Travelers Van Kampen      Vanguard VIF            Total Stock
        Enterprise             Mid-Cap Index        Market Index
    Investment Option        Investment Option    Investment Option
-------------------------   ------------------   ------------------
    2006          2005        2006       2005      2006       2005
    ----          ----        ----       ----      ----       ----

$    (6,634)  $   (21,812)  $   (245)  $  (198)  $ (1,586)  $   (86)
   (823,866)     (216,754)     3,998        26      3,766        11
    902,684       353,118      9,242     5,259     30,274       508
-----------   -----------   --------   -------   --------   -------

     72,184       114,552     12,995     5,087     32,454       433
-----------   -----------   --------   -------   --------   -------
        293            11         --        --         --        --
      3,950        13,302     40,405    84,544    317,914    41,090
    581,926     1,380,191     19,984        --         --        --
    (25,565)     (268,816)    (2,827)     (432)    (5,195)     (432)
 (1,875,548)      (13,788)      (250)       --    (35,263)       --
   (581,926)   (1,380,189)   (19,984)       --         --        --
    (26,960)      (55,097)        --        --         --        --
-----------   -----------   --------   -------   --------   -------

 (1,923,830)     (324,386)    37,328    84,112    277,456    40,658
-----------   -----------   --------   -------   --------   -------
 (1,851,646)     (209,834)    50,323    89,199    309,910    41,091

  1,851,646     2,061,480     89,199        --     41,091        --
-----------   -----------   --------   -------   --------   -------
$        --   $ 1,851,646   $139,522   $89,199   $351,001   $41,091
===========   ===========   ========   =======   ========   =======

  The accompanying notes are an integral part of these financial statements.

                        NOTES TO FINANCIAL STATEMENTS

1. BUSINESS

MetLife of CT Variable Life Insurance Separate Account One ("Separate Account One") (formerly, The Travelers Variable Life Insurance Separate Account One) is a separate account of MetLife Life and Annuity Company of Connecticut (the "Company") (formerly, The Travelers Life and Annuity Company), an indirect wholly owned subsidiary of MetLife, Inc., a Delaware corporation, and is available for funding certain variable life insurance contracts issued by the Company. Separate Account One, established on September 23, 1994, is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The product supported by Separate Account One is VintageLife.

Separate Account One is divided into Investment Options, each of which is treated as an individual separate account for financial reporting purposes. Each Investment Option invests in shares of the corresponding portfolios, series and funds (with the same name), of registered investment management companies (collectively, the "Funds") which are presented below. For convenience, the portfolios, series or funds are referred to as "portfolios".

Legg Mason Partners Lifestyle Series, Inc.             Metropolitan Series Fund, Inc.
Legg Mason Partners Variable Portfolios II             PIMCO Variable Insurance Trust
Legg Mason Partners Variable Portfolios III, Inc.      Vanguard Variable Insurance Fund
Met Investors Series Trust

Participant purchase payments applied to Separate Account One are invested in one or more Investment Options in accordance with the selection made by the contract owner. The following Investment Options were available for investment as of December 31, 2006 (the share class indicated in parenthesis is that of the portfolio in which the Investment Option invests):

   LMPLS Balanced Investment Option
   LMPLS Growth Investment Option
   LMPLS High Growth Investment Option
   LMPVPII Fundamental Value Investment Option
   LMPVPIII High Income Investment Option
   LMPVPIII International All Cap Growth Investment Option
   LMPVPIII Large Cap Value Investment Option
   LMPVPIII Money Market Investment Option
   MIST Met/AIM Capital Appreciation Investment Option (Class A)
   MIST Met/AIM Small Cap Growth Investment Option (Class A)
   MIST MFS(R) Value Investment Option (Class A)
   MIST Pioneer Strategic Income Investment Option (Class A)
   MSF BlackRock Aggressive Growth Investment Option (Class D)
   MSF BlackRock Bond Income Investment Option (Class E)
   MSF Capital Guardian U.S. Equity Investment Option (Class A)
   MSF FI Large Cap Investment Option (Class A)
   MSF MetLife Aggressive Allocation Investment Option (Class B)
   MSF MetLife Conservative Allocation Investment Option (Class B)
   MSF MetLife Conservative to Moderate Allocation Investment Option
   (Class B)
   MSF MetLife Moderate Allocation Investment Option (Class B)
   MSF MetLife Moderate to Aggressive Allocation Investment Option (Class B) MSF MFS(R) Total Return Investment Option (Class F)
   PIMCO VIT Real Return Investment Option (Administrative Class)
   Vanguard VIF Mid-Cap Index Investment Option
   Vanguard VIF Total Stock Market Index Investment Option

The operations of Separate Account One changed as follows during the years ended December 31, 2006 and 2005:

For the year ended December 31, 2006:

Name changes:

Old Name                                                       New Name
--------                                                       --------

Smith Barney Fundamental Value Investment Option               LMPVPII Fundamental Value Investment Option
Smith Barney Allocation - Select Balanced Investment Option    LMPLS Balanced Investment Option
Smith Barney Allocation - Select Growth Investment Option      LMPLS Growth Investment Option
Smith Barney Allocation - Select High Growth Investment        LMPLS High Growth Investment Option
 Option
Smith Barney High Income Investment Option                     LMPVPIII High Income Investment Option
Smith Barney International All Cap Growth Investment Option    LMPVPIII International All Cap Growth Investment Option
Smith Barney Large Cap Value Investment Option                 LMPVPIII Large Cap Value Investment Option
Smith Barney Money Market Investment Option                    LMPVPIII Money Market Investment Option

Mergers:

Old Portfolio                                                  New Portfolio
-------------                                                  -------------

Travelers AIM Capital Appreciation Portfolio (a)               Met/AIM Capital Appreciation Portfolio (b)
Travelers MFS Value Portfolio (a)                              MFS Value Portfolio (b)
Travelers Pioneer Strategic Income Portfolio (a)               Pioneer Strategic Income Portfolio (b)
Travelers Style Focus: Small Cap Growth Portfolio (a)          Met/AIM Small Cap Growth Portfolio (b)
Travelers Managed Allocation: Conservative Portfolio (a)       MetLife Conservative Allocation Portfolio (b)
Travelers Managed Allocation: Moderate Conservative            MetLife Conservative to Moderate Allocation Portfolio (b)
 Portfolio (a)
Travelers Managed Allocation: Moderate-Aggressive              MetLife Moderate to Aggressive Allocation Portfolio (b)
 Portfolio (a)
Travelers Managed Allocation: Aggressive Portfolio (a)         MetLife Aggressive Allocation Portfolio (b)
Travelers MFS Mid Cap Growth Portfolio (a)                     BlackRock Aggressive Growth Portfolio (b)
Travelers MFS Total Return Portfolio (a)                       Total Return Portfolio (b)
Travelers Strategic Equity Portfolio (a)                       FI Large Cap Portfolio (b)
Travelers Managed Income Portfolio (a)                         BlackRock Bond Income Portfolio (b)
Travelers Van Kampen Enterprise Portfolio (a)                  Capital Guardian U.S. Equity Portfolio (b)

(a) For the period January 1, 2006 to April 30, 2006
(b) For the period May 1,2006 to December 31, 2006

For the year ended December 31, 2005:

Mergers:

Old Portfolio                                                  New Portfolio
-------------                                                  -------------

Travelers MFS Emerging Growth Portfolio                        MFS Mid Cap Growth Portfolio

Additions:

Travelers Managed Allocation: Aggressive Investment Option
Travelers Managed Allocation: Conservative Investment Option
Travelers Managed Allocation: Moderate-Aggressive Investment Option Travelers Managed Allocation: Moderate Conservative Investment Option Travelers MFS Mid Cap Growth Investment Option
Travelers MFS Value Investment Option
Travelers Real Return Investment Option
Style Focus Series: Small Cap Growth Investment Option
Vanguard VIF Mid-Cap Index Investment Option
Vanguard VIF Total Stock Market Index Investment Option

Not all funds may be available in all states or to all contract owners.

1. BUSINESS  --  (Concluded)

This report is prepared for the general information of contract owners and is not an offer of units of Separate Account One or shares of Separate Account One's underlying funds. It should not be used in connection with any offer except in conjunction with the prospectus for Separate Account One product offered by the Company and the prospectuses for the underlying funds, which collectively contain all pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by Separate Account One in the preparation of its financial statements.

Investments are valued daily at the net asset values per share of the underlying funds. Short-term investments are reported at fair value based on quoted market prices. Short-term investments, for which there is no reliable quoted market price, are recorded at amortized cost, which approximates fair value. Changes in fair values are recorded in the Statement of Operations.

Security transactions are recorded on the trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

Included in "other receipts/(payments)" in the Statements of Changes in Net Assets are primarily contract benefits, which have been re-deposited with the Company and distributions for payouts.

The operations of Separate Account One form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code of 1986 (the "Code"). Under existing federal income tax law, no taxes are payable on the earnings of Separate Account One. Separate Account One is not taxed as a "regulated investment company" under Subchapter M of the Code.

The financial highlights disclosure is comprised of the units, unit values, net assets, investment income ratio, expense ratios and total returns for each Investment Option. Since each Investment Option offers multiple contract charges, certain information is provided in the form of a range. The range information may reflect varying time periods if assets did not exist with all contract charge options of the Investment Option the entire year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. CONTRACT CHARGES

The asset-based charges listed below are deducted, as appropriate, each business day and are assessed through the calculation of unit values:

 -  Mortality and Expense Risks assumed by the Company ("M&E")

 -  Administrative fees paid for administrative expenses ("ADM")

Below is a table displaying current separate account charges with their associated products offered in Separate Account One for each funding option.


                                                                                             Asset-based
                                                                                               Charges
                                                                                           ----------------    Total
                    Separate Account Charge (1)                            Product         M&E      ADM (4)    Charge
                    ---------------------------                            -------         ---      -------    ------

Separate Account Charge 1.15%                                          Vintage Life (2)    0.75%     0.40%      1.15%
Separate Account Charge 1.30%                                          Vintage Life (3)    0.90%     0.40%      1.30%

(1) Certain unit values may not be available through certain Investment
    Options.

(2) If the average net growth rate is 6.50% or greater in the previous policy year, the M&E is currently 0.75% with a guaranteed maximum charge of 0.90%.

(3) If the average net growth rate is less than 6.50% in the previous policy year, the M&E is 0.90%.

(4) The charge is guaranteed to be no greater than 0.40%.

The Company receives contingent surrender charges on full or partial contract surrenders. Such charges are assessed through the redemption of units by applying various percentages to premiums and/or stated contract amounts as described in the prospectus.

For a full explanation of product charges and associated product features and benefits, please refer to your product prospectus.

4. STATEMENT OF INVESTMENTS

                                                                            As of and for the period ended December 31, 2006
                                                                            ------------------------------------------------
                                                                             No. of       Market      Cost of      Proceeds
                                                                             Shares       Value      Purchases    from Sales
INVESTMENTS                                                                  ------       -----      ---------    ----------

Legg Mason Partners Lifestyle Series, Inc. (1.9%)
   LMPLS Balanced Investment Option (Cost $188,047)                            16,458   $  206,059   $    6,023   $  105,792
   LMPLS Growth Investment Option (Cost $213,933)                              21,777      249,569        4,900       53,903
   LMPLS High Growth Investment Option (Cost $120,236)                         11,268      159,674        6,735       27,254
                                                                            ---------   ----------   ----------   ----------
     Total (Cost $522,216)                                                     49,503   $  615,302   $   17,658   $  186,949
                                                                            =========   ==========   ==========   ==========
Legg Mason Partners Variable Portfolios II (16.2%)
   LMPVPII Fundamental Value Investment Option
     Total (Cost $4,242,357)                                                  229,294   $5,225,614   $  387,500   $  748,087
                                                                            =========   ==========   ==========   ==========
Legg Mason Partners Variable Portfolios III, Inc. (25.7%)
   LMPVPIII High Income Investment Option (Cost $1,557,404)                   179,119   $1,309,357   $  177,067   $  429,731
   LMPVPIII International All Cap Growth Investment Option
    (Cost $1,572,323)                                                         111,464    1,926,098      419,285      355,356
   LMPVPIII Large Cap Value Investment Option (Cost $2,385,437)               131,914    2,863,864      169,422      679,358
   LMPVPIII Money Market Investment Option (Cost $2,171,129)                2,171,129    2,171,129      926,907      924,714
                                                                            ---------   ----------   ----------   ----------
     Total (Cost $7,686,293)                                                2,593,626   $8,270,448   $1,692,681   $2,389,159
                                                                            =========   ==========   ==========   ==========
Met Investors Series Trust (13.2%)
   MIST Met/AIM Capital Appreciation Investment Option (Class A)
    (Cost $3,294,495)                                                         270,914   $2,933,994   $3,827,105   $  512,809
   MIST Met/AIM Small Cap Growth Investment Option (Class A)
    (Cost $29,643)                                                              2,225       30,104       30,398          726
   MIST MFS(R) Value Investment Option (Class A) (Cost $153,696)               11,407      162,432      161,083        7,409
   MIST Pioneer Strategic Income Investment Option (Class A)
    (Cost $1,124,983)                                                         118,715    1,123,047    1,450,249      330,438
                                                                            ---------   ----------   ----------   ----------
     Total (Cost $4,602,817)                                                  403,261   $4,249,577   $5,468,835   $  851,382
                                                                            =========   ==========   ==========   ==========

                                                                          As of and for the period ended December 31, 2006
                                                                                            --(Continued)
                                                                         ---------------------------------------------------
                                                                         No. of       Market         Cost of       Proceeds
                                                                         Shares        Value        Purchases     from Sales
INVESTMENTS                                                              ------        -----        ---------     ----------

Metropolitan Series Fund, Inc. (41.4%)
   MSF BlackRock Aggressive Growth Investment Option (Class D)
    (Cost $561,407)                                                       23,299    $   554,517    $   681,720    $  111,311
   MSF BlackRock Bond Income Investment Option (Class E)
    (Cost $672,555)                                                        6,539        705,541        826,689       157,587
   MSF Capital Guardian U.S. Equity Investment Option (Class A)
    (Cost $1,602,226)                                                    125,348      1,667,133      1,958,464       349,908
   MSF FI Large Cap Investment Option (Class A) (Cost $4,055,900)        275,829      4,170,541      4,942,305       837,702
   MSF MetLife Aggressive Allocation Investment Option (Class B)
    (Cost $98,311)                                                         8,052         98,553         98,336            25
   MSF MetLife Conservative Allocation Investment Option (Class B)
    (Cost $0)                                                                 --             --         33,709        34,040
   MSF MetLife Conservative to Moderate Allocation Investment Option
    (Class B) (Cost $214,135)                                             20,781        229,003        217,888         3,836
   MSF MetLife Moderate Allocation Investment Option (Class B)
    (Cost $2,837)                                                            256          2,943          2,855            18
   MSF MetLife Moderate to Aggressive Allocation Investment Option
    (Class B) (Cost $59,775)                                               5,351         63,896         61,141         1,363
   MSF MFS(R) Total Return Investment Option (Class F)
    (Cost $5,417,851)                                                     37,682      5,854,725      6,279,152       872,773
                                                                         -------    -----------    -----------    ----------
     Total (Cost $12,684,997)                                            503,137    $13,346,852    $15,102,259    $2,368,563
                                                                         =======    ===========    ===========    ==========
PIMCO Variable Insurance Trust (0.1%)
   PIMCO VIT Real Return Investment Option (Administrative Class)
     Total (Cost $26,284)                                                  2,111    $    25,184    $    21,690    $      423
                                                                         =======    ===========    ===========    ==========

4. STATEMENT OF INVESTMENTS  --  (Concluded)

                                                                              As of and for the period ended December 31,
                                                                                         2006  --  (Concluded)
                                                                            ------------------------------------------------
                                                                            No. of      Market       Cost of       Proceeds
                                                                            Shares      Value       Purchases     from Sales
INVESTMENTS                                                                 ------      -----       ---------     ----------

The Travelers Series Trust (0.0%)
   Travelers AIM Capital Appreciation Investment Option (Cost $0)               --     $     --     $ 19,706      $3,585,596
   Travelers Managed Allocation Series: Conservative Investment Option
    (Cost $0)                                                                   --           --        2,068          34,106
   Travelers Managed Allocation Series: Moderate-Aggressive Investment
    Option (Cost $0)                                                            --           --       46,997          61,569
   Travelers Managed Allocation Series: Moderate-Conservative
    Investment Option (Cost $0)                                                 --           --       71,003          65,829
   Travelers Managed Income Investment Option (Cost $0)                         --           --       20,849         844,678
   Travelers MFS(R) Mid Cap Growth Investment Option (Cost $0)                  --           --       43,409         700,373
   Travelers MFS(R) Total Return Investment Option (Cost $0)                    --           --      170,245       6,362,943
   Travelers MFS(R) Value Investment Option (Cost $0)                           --           --        4,405          38,062
   Travelers Pioneer Strategic Income Investment Option (Cost $0)               --           --           45       1,435,752
   Travelers Strategic Equity Investment Option (Cost $0)                       --           --      215,705       4,968,476
   Travelers Style Focus Series: Small Cap Growth Investment Option
    (Cost $0)                                                                   --           --        1,884          23,652
   Travelers Van Kampen Enterprise Investment Option (Cost $0)                  --           --       50,720       1,932,145
Vanguard(R) Variable Insurance Fund (1.5%)
   Vanguard VIF Mid-Cap Index Investment Option (Cost $125,030)              7,029     $139,531     $ 44,760      $    3,955
   Vanguard VIF Total Stock Market Index Investment Option
    (Cost $320,244)                                                         11,226      351,026      320,753          41,404
                                                                            ------     --------     --------      ----------
     Total (Cost $445,274)                                                  18,255     $490,557     $365,513      $   45,359
                                                                            ======     ========     ========      ==========

5. FINANCIAL HIGHLIGHTS

                                            Year               Unit Value      Net     Investment(1)   Expense Ratio(2)
                                            Ended    Units     Lowest to      Assets       Income          Lowest to
                                           Dec 31   (000s)    Highest ($)    ($000s)     Ratio (%)        Highest (%)
                                           ------   ------    -----------    -------     ---------        -----------

Legg Mason Partners Lifestyle Series,
 Inc.
 LMPLS Balanced Investment Option           2006       144   1.423 - 1.442      206         2.50          1.15 - 1.30
                                            2005       221   1.332 - 1.348      295         2.15          1.15 - 1.30
                                            2004       251   1.317 - 1.330      333         1.85          1.15 - 1.30
                                            2003       351   1.239 - 1.250      435         4.07          1.15 - 1.30
                                            2002       215   1.044 - 1.052      225         6.84          1.15 - 1.30
 LMPLS Growth Investment Option             2006       184   1.346 - 1.365      250         1.73          1.15 - 1.30
                                            2005       223   1.253 - 1.269      280         0.73          1.15 - 1.30
                                            2004       580   1.212 - 1.225      710         1.56          1.15 - 1.30
                                            2003       268   1.129 - 1.140      303         2.36          1.15 - 1.30
                                            2002       198           0.881      175         9.79                 1.30
 LMPLS High Growth Investment Option        2006       153           1.043      160         1.01                 1.15
                                            2005       175   0.956 - 0.964      168         0.46          1.15 - 1.30
                                            2004       182   0.913 - 0.919      168         0.41          1.15 - 1.30
                                            2003       185   0.836 - 0.841      154         0.86          1.15 - 1.30
                                            2002        70           0.619       43         1.12                 1.30
Legg Mason Partners Variable Portfolios
 II
 LMPVPII Fundamental Value Investment
   Option                                   2006     1,842   2.802 - 2.850    5,225         1.58          1.15 - 1.30
                                            2005     2,078   2.430 - 2.468    5,077         0.89          1.15 - 1.30
                                            2004     2,440   2.350 - 2.382    5,806         0.64          1.15 - 1.30
                                            2003     2,783   2.200 - 2.227    6,156         0.57          1.15 - 1.30
                                            2002     3,207   1.607 - 1.625    5,156         1.00          1.15 - 1.30
Legg Mason Partners Variable
 Portfolios III, Inc.
 LMPVPIII High Income Investment Option     2006       798   1.624 - 1.651    1,309         7.14          1.15 - 1.30
                                            2005     1,018   1.482 - 1.505    1,520         7.45          1.15 - 1.30
                                            2004     1,214   1.463 - 1.484    1,801         8.02          1.15 - 1.30
                                            2003     1,372   1.342 - 1.359    1,853         7.50          1.15 - 1.30
                                            2002     1,310   1.066 - 1.078    1,397        25.36          1.15 - 1.30
 LMPVPIII International All Cap Growth
   Investment Option                        2006     1,201   1.586 - 1.612    1,926         2.32          1.15 - 1.30
                                            2005     1,206   1.276 - 1.296    1,549         1.33          1.15 - 1.30
                                            2004     1,351   1.157 - 1.173    1,582         0.91          1.15 - 1.30
                                            2003     1,597   0.995 - 1.007    1,596         1.02          1.15 - 1.30
                                            2002     1,865   0.791 - 0.799    1,474         0.93          1.15 - 1.30
 LMPVPIII Large Cap Value Investment
   Option                                   2006     1,424   1.984 - 2.017    2,864         1.18          1.15 - 1.30
                                            2005     1,740   1.699 - 1.725    2,976         1.56          1.15 - 1.30
                                            2004     1,913   1.616 - 1.639    3,132         1.84          1.15 - 1.30
                                            2003     2,184   1.480 - 1.498    3,251         1.72          1.15 - 1.30
                                            2002     2,461   1.175 - 1.188    2,893         3.60          1.15 - 1.30
 LMPVPIII Money Market Investment
   Option                                   2006     1,672   1.291 - 1.313    2,171         4.51          1.15 - 1.30
                                            2005     1,734   1.250 - 1.269    2,169         2.77          1.15 - 1.30
                                            2004     1,367   1.232 - 1.249    1,689         0.86          1.15 - 1.30
                                            2003     1,961   1.237 - 1.252    2,428         0.69          1.15 - 1.30
                                            2002     4,111   1.245 - 1.258    5,117         1.26          1.15 - 1.30
Met Investors Series Trust
 MIST Met/AIM Capital Appreciation
   Investment Option (Class A)              2006     1,826   1.590 - 1.616    2,934         0.17          1.15 - 1.30
 MIST Met/AIM Small Cap Growth
   Investment Option (Class A)              2006        23   1.311 - 1.314       30           --          1.15 - 1.30
 MIST MFS(R) Value Investment Option
   (Class A)                                2006       126   1.289 - 1.292      162         1.80          1.15 - 1.30
 MIST Pioneer Strategic Income
   Investment Option (Class A)              2006       674   1.649 - 1.677    1,123         4.22          1.15 - 1.30
Metropolitan Series Fund, Inc.
 MSF BlackRock Aggressive Growth
   Investment Option (Class D)              2006       507   1.092 - 1.095      554           --          1.15 - 1.30
 MSF BlackRock Bond Income Investment
   Option (Class E)                         2006       490   1.434 - 1.457      705           --          1.15 - 1.30
 MSF Capital Guardian U.S. Equity
   Investment Option (Class A)              2006     1,042   1.584 - 1.610    1,667           --          1.15 - 1.30
 MSF FI Large Cap Investment Option
   (Class A)                                2006     2,148   1.922 - 1.955    4,170           --          1.15 - 1.30

                                            Total Return(3)
                                               Lowest to
                                              Highest (%)
                                              -----------

Legg Mason Partners Lifestyle Series,
 Inc.
 LMPLS Balanced Investment Option                6.83 - 6.97
                                                 1.14 - 1.35
                                                 6.30 - 6.40
                                               18.68 - 18.82
                                             (7.69) - (7.56)
 LMPLS Growth Investment Option                  7.42 - 7.57
                                                 3.38 - 3.59
                                                 7.35 - 7.46
                                               28.15 - 28.38
                                                     (19.10)
 LMPLS High Growth Investment Option             8.05 - 8.20
                                                 4.71 - 4.90
                                                 9.21 - 9.27
                                               35.06 - 35.43
                                                     (24.70)
Legg Mason Partners Variable Portfolios
 II
 LMPVPII Fundamental Value Investment
   Option                                      15.31 - 15.48
                                                 3.40 - 3.61
                                                 6.82 - 6.96
                                               36.90 - 37.05
                                           (22.33) - (22.21)
Legg Mason Partners Variable
 Portfolios III, Inc.
 LMPVPIII High Income Investment Option          9.58 - 9.70
                                                 1.30 - 1.42
                                                 9.02 - 9.20
                                               25.89 - 26.07
                                             (4.57) - (4.35)
 LMPVPIII International All Cap Growth
   Investment Option                           24.29 - 24.38
                                               10.29 - 10.49
                                               16.28 - 16.48
                                               25.79 - 26.03
                                           (26.62) - (26.56)
 LMPVPIII Large Cap Value Investment
   Option                                      16.77 - 16.93
                                                 5.14 - 5.25
                                                 9.19 - 9.41
                                               25.96 - 26.09
                                           (26.38) - (26.26)
 LMPVPIII Money Market Investment
   Option                                        3.28 - 3.47
                                                 1.46 - 1.60
                                             (0.40) - (0.24)
                                             (0.64) - (0.48)
                                                 0.00 - 0.08
Met Investors Series Trust
 MIST Met/AIM Capital Appreciation
   Investment Option (Class A)               (1.00) - (0.92)
 MIST Met/AIM Small Cap Growth
   Investment Option (Class A)               (0.53) - (0.45)
 MIST MFS(R) Value Investment Option
   (Class A)                                   10.74 - 10.90
 MIST Pioneer Strategic Income
   Investment Option (Class A)                   3.78 - 3.90
Metropolitan Series Fund, Inc.
 MSF BlackRock Aggressive Growth
   Investment Option (Class D)               (2.15) - (2.06)
 MSF BlackRock Bond Income Investment
   Option (Class E)                              3.99 - 4.07
 MSF Capital Guardian U.S. Equity
   Investment Option (Class A)                   3.06 - 3.14
 MSF FI Large Cap Investment Option
   (Class A)                                     1.59 - 1.72

                                            Year               Unit Value      Net     Investment(1)   Expense Ratio(2)
                                            Ended    Units     Lowest to      Assets       Income          Lowest to
                                           Dec 31   (000s)    Highest ($)    ($000s)     Ratio (%)        Highest (%)
                                           ------   ------    -----------    -------     ---------        -----------

Metropolitan Series Fund, Inc.  --
 (Continued)
 MSF MetLife Aggressive Allocation
   Investment Option (Class B)              2006        78           1.262       99           --                 1.15
 MSF MetLife Conservative Allocation
   Subaccount (Class B)                     2006        --           1.083       --           --                 1.30
 MSF MetLife Conservative to Moderate
   Allocation Investment Option
   (Class B)                                2006       203   1.129 - 1.132      229           --          1.15 - 1.30
 MSF MetLife Moderate Allocation
   Investment Option (Class B)              2006         3           1.057        3           --                 1.30
 MSF MetLife Moderate to Aggressive
   Allocation Investment Option
   (Class B)                                2006        53   1.204 - 1.207       64           --          1.15 - 1.30
 MSF MFS(R) Total Return Investment
   Option (Class F)                         2006     2,527   2.301 - 2.340    5,854           --          1.15 - 1.30
PIMCO Variable Insurance Trust
 PIMCO VIT Real Return Investment
   Option (Administrative Class)            2006        25           0.995       25         4.49                  1.3
                                            2005         5           1.001        5         1.23                 1.30
The Travelers Series Trust
 Travelers AIM Capital Appreciation
   Investment Option                        2006        --   1.606 - 1.631       --           --          1.15 - 1.30
                                            2005     2,211   1.507 - 1.530    3,352         0.21          1.15 - 1.30
                                            2004     2,387   1.404 - 1.423    3,388         0.13          1.15 - 1.30
                                            2003     2,680   1.336 - 1.352    3,597           --          1.15 - 1.30
                                            2002     2,942   1.046 - 1.057    3,078           --          1.15 - 1.30
 Travelers Managed Allocation Series:
   Conservative Investment Option           2006        --   1.038 - 1.039       --         3.82          1.15 - 1.30
                                            2005        33   1.033 - 1.034       34         0.56                 1.30
 Travelers Managed Allocation Series:
   Moderate-Aggressive Investment Option    2006        --   1.136 - 1.138       --         3.17          1.15 - 1.30
                                            2005        18   1.088 - 1.089       19         0.47          1.15 - 1.30
 Travelers Managed Allocation Series:
   Moderate-Conservative Subaccount         2006        --           1.077       --         3.19                 1.15
 Travelers Managed Income Investment
   Option                                   2006        --   1.379 - 1.400       --         2.11          1.15 - 1.30
                                            2005       607   1.390 - 1.411      845         3.70          1.15 - 1.30
                                            2004       597   1.390 - 1.408      840         4.36          1.15 - 1.30
                                            2003       686   1.369 - 1.385      941         4.08          1.15 - 1.30
                                            2002       660   1.279 - 1.292      845        13.54          1.15 - 1.30
 Travelers MFS(R) Mid Cap Growth
   Investment Option                        2006        --   1.116 - 1.118       --           --          1.15 - 1.30
                                            2005       618   1.054 - 1.055      652           --          1.15 - 1.30
 Travelers MFS(R) Total Return
   Investment Option                        2006        --   2.149 - 2.182       --         1.31          1.15 - 1.30
                                            2005     2,930   2.079 - 2.111    6,133         2.06          1.15 - 1.30
                                            2004     3,263   2.046 - 2.074    6,758         2.68          1.15 - 1.30
                                            2003     3,515   1.860 - 1.882    6,567         2.18          1.15 - 1.30
                                            2002     3,997   1.617 - 1.634    6,462         6.03          1.15 - 1.30
 Travelers MFS(R) Value Investment
   Option                                   2006        --   1.164 - 1.165       --           --          1.15 - 1.30
                                            2005        29   1.076 - 1.077       31         1.25          1.15 - 1.30
 Travelers Pioneer Strategic Income
   Investment Option                        2006        --   1.589 - 1.614       --           --          1.15 - 1.30
                                            2005       897   1.572 - 1.595    1,414         3.23          1.15 - 1.30
                                            2004     1,213   1.536 - 1.557    1,886         6.58          1.15 - 1.30
                                            2003     1,402   1.403 - 1.419    1,978         9.21          1.15 - 1.30
                                            2002     1,121   1.189 - 1.201    1,333        23.22          1.15 - 1.30
 Travelers Strategic Equity Investment
   Option                                   2006        --   1.892 - 1.922       --         0.36          1.15 - 1.30
                                            2005     2,596   1.812 - 1.840    4,733         0.58          1.15 - 1.30
                                            2004     2,981   1.799 - 1.824    5,426         1.39          1.15 - 1.30
                                            2003     3,399   1.653 - 1.674    5,648           --          1.15 - 1.30
                                            2002     3,686   1.264 - 1.277    4,657         0.54          1.15 - 1.30

                                            Total Return(3)
                                               Lowest to
                                              Highest (%)
                                              -----------

Metropolitan Series Fund, Inc.  --
 (Continued)
 MSF MetLife Aggressive Allocation
   Investment Option (Class B)                          0.16
 MSF MetLife Conservative Allocation
   Subaccount (Class B)                                 4.34
 MSF MetLife Conservative to Moderate
   Allocation Investment Option
   (Class B)                                     5.11 - 6.61
 MSF MetLife Moderate Allocation
   Investment Option (Class B)                          3.42
 MSF MetLife Moderate to Aggressive
   Allocation Investment Option
   (Class B)                                     5.99 - 6.06
 MSF MFS(R) Total Return Investment
   Option (Class F)                              7.07 - 7.24
PIMCO Variable Insurance Trust
 PIMCO VIT Real Return Investment
   Option (Administrative Class)             (0.60) - (0.40)
                                                        0.07
The Travelers Series Trust
 Travelers AIM Capital Appreciation
   Investment Option                             6.57 - 6.60
                                                 7.34 - 7.52
                                                 5.09 - 5.25
                                               27.72 - 27.91
                                           (24.91) - (24.77)
 Travelers Managed Allocation Series:
   Conservative Investment Option                       0.48
                                                        3.30
 Travelers Managed Allocation Series:
   Moderate-Aggressive Investment Option         4.41 - 4.50
                                                 8.80 - 8.90
 Travelers Managed Allocation Series:
   Moderate-Conservative Subaccount                     2.09
 Travelers Managed Income Investment
   Option                                    (0.79) - (0.78)
                                                 0.00 - 0.21
                                                 1.53 - 1.66
                                                 7.04 - 7.20
                                                 0.87 - 1.02
 Travelers MFS(R) Mid Cap Growth
   Investment Option                             5.88 - 5.97
                                                 5.72 - 5.82
 Travelers MFS(R) Total Return
   Investment Option                             3.36 - 3.37
                                                 1.61 - 1.78
                                               10.00 - 10.20
                                               15.03 - 15.18
                                             (6.48) - (6.36)
 Travelers MFS(R) Value Investment
   Option                                        8.17 - 8.18
                                                 7.60 - 7.70
 Travelers Pioneer Strategic Income
   Investment Option                             1.08 - 1.19
                                                 2.34 - 2.44
                                                 9.48 - 9.73
                                               18.00 - 18.15
                                                 4.57 - 4.71
 Travelers Strategic Equity Investment
   Option                                        4.42 - 4.46
                                                 0.72 - 0.88
                                                 8.83 - 8.96
                                               30.78 - 31.09
                                           (34.41) - (34.34)

5. FINANCIAL HIGHLIGHTS  --  (Concluded)

                                            Year               Unit Value      Net     Investment(1)   Expense Ratio(2)
                                            Ended    Units     Lowest to      Assets       Income          Lowest to
                                           Dec 31   (000s)    Highest ($)    ($000s)     Ratio (%)        Highest (%)
                                           ------   ------    -----------    -------     ---------        -----------

The Travelers Series Trust (Continued)
 Travelers Style Focus Series: Small
   Cap Growth Investment Option             2006        --   1.318 - 1.320       --         0.01          1.15 - 1.30
                                            2005        17           1.144       19           --                 1.30
 Travelers Van Kampen Enterprise
   Investment Option                        2006        --   1.537 - 1.561       --         0.03          1.15 - 1.30
                                            2005     1,242   1.480 - 1.502    1,852         0.09          1.15 - 1.30
                                            2004     1,469   1.390 - 1.409    2,061         0.51          1.15 - 1.30
                                            2003     1,819   1.356 - 1.372    2,480         0.15          1.15 - 1.30
                                            2002     2,006   1.094 - 1.105    2,194         0.71          1.15 - 1.30
Vanguard(R) Variable Insurance Fund
 Vanguard VIF Mid-Cap Index Investment
   Option                                   2006       105   1.328 - 1.332      140         0.94          1.15 - 1.30
                                            2005        75   1.183 - 1.184       89           --          1.15 - 1.30
 Vanguard VIF Total Stock Market Index
   Investment Option                        2006       277   1.267 - 1.271      351         0.28          1.15 - 1.30
                                            2005        37           1.111       41           --                 1.30

                                            Total Return(3)
                                               Lowest to
                                              Highest (%)
                                              -----------

The Travelers Series Trust (Continued)
 Travelers Style Focus Series: Small
   Cap Growth Investment Option                15.21 - 15.28
                                                       14.40
 Travelers Van Kampen Enterprise
   Investment Option                             3.85 - 3.93
                                                 6.47 - 6.60
                                                 2.51 - 2.70
                                               23.95 - 24.16
                                           (30.23) - (30.20)
Vanguard(R) Variable Insurance Fund
 Vanguard VIF Mid-Cap Index Investment
   Option                                      12.26 - 12.50
                                               18.30 - 18.40
 Vanguard VIF Total Stock Market Index
   Investment Option                           14.04 - 14.20
                                                       11.10

(1) These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Option from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the Investment Option is affected by the timing of the declaration of dividends by the underlying fund in which the Investment Option invests.

(2) These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

(3) These amounts represent the total return for the period indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

6. Schedules of Units
   for the years ended December 31, 2006 and 2005

                                              LMPLS Balanced         LMPLS Growth          LMPLS High Growth
                                            Investment Option     Investment Option        Investment Option
                                           -------------------   -------------------      -------------------
                                             2006       2005       2006       2005          2006       2005
                                             ----       ----       ----       ----          ----       ----

Units beginning of year ................    221,015    250,808    222,589    579,642       175,460    182,423
Units purchased and transferred from
 other funding options .................     65,677    192,154    223,404    174,404       184,755    153,000
Units redeemed and transferred to other
 funding options .......................   (143,017)  (221,947)  (262,375)  (531,457)     (207,123)  (159,963)
                                           --------   --------   --------   --------      --------   --------
Units end of year ......................    143,675    221,015    183,618    222,589       153,092    175,460
                                           ========   ========   ========   ========      ========   ========

                                                                                                      LMPVPIII
                                             LMPVPII Fundamental                                    International
                                                    Value             LMPVPIII High Income         All Cap Growth
                                              Investment Option        Investment Option          Investment Option
                                           -----------------------   ---------------------     ----------------------
                                              2006         2005         2006        2005          2006        2005
                                              ----         ----         ----        ----          ----        ----

Units beginning of year ................    2,077,959    2,439,702   1,017,925   1,214,305     1,206,054    1,351,457
Units purchased and transferred from
 other funding options .................    1,427,825    1,668,343     558,775     571,646       953,830    1,013,815
Units redeemed and transferred to other
 funding options .......................   (1,663,364)  (2,030,086)   (778,533)   (768,026)     (958,824)  (1,159,218)
                                           ----------   ----------   ---------   ---------     ---------   ----------
Units end of year ......................    1,842,420    2,077,959     798,167   1,017,925     1,201,060    1,206,054
                                           ==========   ==========   =========   =========     =========   ==========

                                                                                                      MIST Met/AIM
                                                                                                         Capital
                                                                                                      Appreciation
                                              LMPVPIII Large Cap                                       Investment
                                                    Value             LMPVPIII Money Market              Option
                                              Investment Option         Investment Option               (Class A)
                                           -----------------------   -----------------------        ----------------
                                              2006         2005         2006         2005              2006     2005
                                              ----         ----         ----         ----              ----     ----

Units beginning of year ................    1,739,822    1,913,263    1,733,541    1,367,400               --     --
Units purchased and transferred from
 other funding options .................      895,905    1,102,924    1,405,204    1,370,043        2,695,564     --
Units redeemed and transferred to other
 funding options .......................   (1,211,330)  (1,276,365)  (1,466,420)  (1,003,902)        (869,428)    --
                                           ----------   ----------   ----------   ----------        ---------    ---
Units end of year ......................    1,424,397    1,739,822    1,672,325    1,733,541        1,826,136     --
                                           ==========   ==========   ==========   ==========        =========    ===

                                               MIST Met/AIM                  MIST MFS(R)                   MIST Pioneer
                                              Small Cap Growth                  Value                    Strategic Income
                                             Investment Option            Investment Option             Investment Option
                                                 (Class A)                    (Class A)                     (Class A)
                                           ---------------------      --------------------------    ----------------------
                                             2006          2005            2006         2005              2006     2005
                                             ----          ----            ----         ----              ----     ----

Units beginning of year ................        --           --                  --          --                  --     --
Units purchased and transferred from
 other funding options .................    39,838           --             132,540          --           1,175,471     --
Units redeemed and transferred to other
 funding options .......................   (16,932)          --              (6,560)         --            (501,201)    --
                                           -------          ---             -------      -  ---           ---------    ---
Units end of year ......................    22,906           --             125,980          --             674,270     --
                                           =======          ===             =======      =  ===           =========    ===

6. Schedules of Units
   for the years ended December 31, 2006 and 2005  --  (Continued)

                                            MSF BlackRock     MSF BlackRock             MSF Capital
                                              Aggressive           Bond                  Guardian
                                                Growth            Income                U.S. Equity
                                              Investment        Investment              Investment
                                                Option            Option                  Option
                                              (Class D)         (Class  E)              (Class A)
                                           ---------------   ---------------         ----------------
                                             2006     2005     2006     2005            2006     2005
                                             ----     ----     ----     ----            ----     ----

Units beginning of year ................         --     --         --     --                --     --
Units purchased and transferred from
 other funding options .................    775,578     --    775,531     --         1,631,715     --
Units redeemed and transferred to other
 funding options .......................   (268,679)    --   (285,278)    --          (590,051)    --
                                           --------    ---   --------    ---         ---------    ---
Units end of year ......................    506,899     --    490,253     --         1,041,664     --
                                           ========    ===   ========    ===         =========    ===


                                                                MSF MetLife            MSF MetLife
                                                                 Aggressive           Conservative
                                                                 Allocation            Allocation
                                            MSF FI Large Cap     Investment            Investment
                                               Investment          Option                Option
                                            Option (Class A)     (Class B)             (Class B)
                                           -----------------   -------------         --------------
                                              2006      2005    2006    2005           2006    2005
                                              ----      ----    ----    ----           ----    ----

Units beginning of year ................           --     --       --     --              --     --
Units purchased and transferred from
 other funding options .................    3,430,986     --   78,062     --          32,486     --
Units redeemed and transferred to other
 funding options .......................   (1,282,625)    --       --     --         (32,486)    --
                                           ----------    ---   ------    ---         -------    ---
Units end of year ......................    2,148,361     --   78,062     --              --     --
                                           ==========    ===   ======    ===         =======    ===


                                             MSF MetLife                          MSF MetLife
                                            Conservative     MSF MetLife          Moderate to
                                             to Moderate      Moderate            Aggressive
                                             Allocation      Allocation           Allocation
                                             Investment      Investment           Investment
                                            Option (Class      Option               Option
                                                 B)           (Class B)            (Class B)
                                           --------------   ------------        --------------
                                             2006    2005    2006   2005          2006    2005
                                             ----    ----    ----   ----          ----    ----

Units beginning of year ................        --     --      --     --             --     --
Units purchased and transferred from
 other funding options .................   204,825     --   2,795     --         71,326     --
Units redeemed and transferred to other
 funding options .......................    (2,099)    --     (10)    --        (18,373)    --
                                           -------    ---   -----    ---        -------    ---
Units end of year ......................   202,726     --   2,785     --         52,953     --
                                           =======    ===   =====    ===        =======    ===


6. Schedules of Units
   for the years ended December 31, 2006 and 2005  --  (Continued)

                                                                  PIMCO VIT
                                                                 Real Return
                                            MSF MFS(R) Total     Investment
                                                 Return            Option                 Travelers AIM
                                               Investment       (Administra-           Capital Appreciation
                                            Option (Class F)     tive Class)            Investment Option
                                           -----------------   --------------        -----------------------
                                              2006      2005    2006     2005           2006         2005
                                              ----      ----    ----     ----           ----         ----

Units beginning of year ................           --     --    4,932      --         2,210,840    2,387,079
Units purchased and transferred from
 other funding options .................    4,229,606     --   20,673   5,010           782,987    1,902,358
Units redeemed and transferred to other
 funding options .......................   (1,702,940)    --     (303)    (78)       (2,993,827)  (2,078,597)
                                           ----------    ---   ------   -----        ----------   ----------
Units end of year ......................    2,526,666     --   25,302   4,932                --    2,210,840
                                           ==========    ===   ======   =====        ==========   ==========


                                                                  Travelers
                                               Travelers           Managed
                                                Managed          Allocation
                                              Allocation           Series:
                                                Series:           Moderate-
                                             Conservative        Aggressive           Travelers Managed
                                              Investment         Investment                 Income
                                                Option             Option             Investment Option
                                           ----------------   ----------------       -------------------
                                             2006     2005      2006     2005          2006       2005
                                             ----     ----      ----     ----          ----       ----

Units beginning of year ................    32,730       --    17,913       --        606,807    597,397
Units purchased and transferred from
 other funding options .................        --   32,788    36,100   17,913          5,122    544,176
Units redeemed and transferred to other
 funding options .......................   (32,730)     (58)  (54,013)      --       (611,929)  (534,766)
                                           -------   ------   -------   ------       --------   --------
Units end of year ......................        --   32,730        --   17,913             --    606,807
                                           =======   ======   =======   ======       ========   ========


                                             Travelers MFS(R)                                           Travelers
                                                  Mid Cap          Travelers MFS(R) Total             MFS(R) Value
                                             Growth Investment             Return                      Investment
                                                  Option             Investment Option                   Option
                                           --------------------   -----------------------           ----------------
                                             2006        2005        2006         2005                2006     2005
                                             ----        ----        ----         ----                ----     ----

Units beginning of year ................    618,316          --    2,930,165    3,263,236            28,843       --
Units purchased and transferred from
 other funding options .................    218,091   1,098,688      493,577    1,891,527             4,772   30,009
Units redeemed and transferred to other
 funding options .......................   (836,407)   (480,372)  (3,423,742)  (2,224,598)          (33,615)  (1,166)
                                           --------   ---------   ----------   ----------           -------   ------
Units end of year ......................         --     618,316           --    2,930,165                --   28,843
                                           ========   =========   ==========   ==========           =======   ======


6. Schedules of Units
  for the years ended December 31, 2006 and 2005  --  (Concluded)

                                                                                                     Travelers Style
                                                                                                      Focus Series:
                                              Travelers Pioneer                                         Small Cap
                                                  Strategic            Travelers Strategic               Growth
                                              Income Investment               Equity                   Investment
                                                    Option              Investment Option                Option
                                           -----------------------   -----------------------        ----------------
                                              2006         2005         2006         2005             2006     2005
                                              ----         ----         ----         ----             ----     ----

Units beginning of year ................      896,666    1,212,724    2,596,122    2,981,191         16,830       --
Units purchased and transferred from
other funding options ..................      202,761      738,648      844,691    1,943,639          1,046   16,830
Units redeemed and transferred to other
 funding options .......................   (1,099,427)  (1,054,706)  (3,440,813)  (2,328,708)       (17,876)      --
                                           ----------   ----------   ----------   ----------        -------   ------
Units end of year ......................           --      896,666           --    2,596,122             --   16,830
                                           ==========   ==========   ==========   ==========        =======   ======


                                                                                                 Vanguard VIF
                                                                       Vanguard VIF               Total Stock
                                             Travelers Van Kampen      Mid-Cap Index             Market Index
                                            Enterprise Investment       Investment                Investment
                                                    Option                Option                    Option
                                           -----------------------   ----------------          ----------------
                                              2006         2005        2006     2005             2006     2005
                                              ----         ----        ----     ----             ----     ----

Units beginning of year ................    1,242,392    1,468,963    75,328       --           36,972       --
Units purchased and transferred from
 other funding options .................      378,603      999,926    48,601   75,704          274,952   37,367
Units redeemed and transferred to other
 funding options .......................   (1,620,995)  (1,226,497)  (19,099)    (376)         (35,007)    (395)
                                           ----------   ----------   -------   ------          -------   ------
Units end of year ......................           --    1,242,392   104,830   75,328          276,917   36,972
                                           ==========   ==========   =======   ======          =======   ======


                NOTES TO FINANCIAL STATEMENTS  --  (Concluded)

7. SUBSEQUENT EVENT

On December 7, 2007, the Company merged with and into MetLife Insurance Company of Connecticut ("MICC"). Upon consummation of the merger, the Company's separate corporate existence ceased by operation of law, and MICC assumed legal ownership of all the assets of the Company, including the Separate Account and its assets. As a result of the merger, MICC also has become responsible for all of the Company's liabilities and obligations, including those created under Policies initially issued by the Company and outstanding on the date of the merger. Such Policies have thereby become variable life policies funded by a Separate Account of MICC, and each owner thereof has become a policyholder of MICC.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MetLife Insurance Company of Connecticut:

     We have audited the accompanying consolidated balance sheets of MetLife Insurance Company of Connecticut ("MetLife Connecticut") (formerly known as "The Travelers Insurance Company") and its subsidiaries (collectively the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedules listed in the Index to Consolidated Financial Statements and Schedules. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MetLife Insurance Company of Connecticut and its subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

     As described in Notes 1 and 3 to the consolidated financials statements, on October 11, 2006, MetLife Connecticut entered into a Transfer Agreement with MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, Inc. ("MetLife"), pursuant to which MetLife Connecticut acquired all of the stock of MetLife Investors USA Insurance Company ("MLI-USA") from MLIG. As the transaction was between entities under common control, the transaction was recorded and accounted for in a manner similar to a pooling-of-interests from July 1, 2005 (the "Acquisition Date"); further, as MLI-USA has been controlled by MetLife for longer than MetLife Connecticut, all amounts reported for periods prior to the Acquisition Date are those of MLI-USA.


/S/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
New York, New York
March 30, 2007

(October 30, 2007 as to Note 20)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2006 AND 2005

                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)


                                                                   2006       2005
                                                                 --------   --------
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $48,406 and $53,231,
     respectively).............................................  $ 47,846   $ 52,589
  Trading securities, at fair value (cost: $0 and $457,
     respectively).............................................        --        452
  Equity securities available-for-sale, at estimated fair value
     (cost: $777 and $424, respectively).......................       795        421
  Mortgage and consumer loans..................................     3,595      2,543
  Policy loans.................................................       918        916
  Real estate and real estate joint ventures held-for-
     investment................................................       173         91
  Real estate held-for-sale....................................         7          5
  Other limited partnership interests..........................     1,082      1,252
  Short-term investments.......................................       777      1,769
  Other invested assets........................................     1,241      1,057
                                                                 --------   --------
     Total investments.........................................    56,434     61,095
Cash and cash equivalents......................................       649        571
Accrued investment income......................................       597        602
Premiums and other receivables.................................     8,410      7,008
Deferred policy acquisition costs and value of business
  acquired.....................................................     5,111      4,914
Current income tax recoverable.................................        94         48
Deferred income tax assets.....................................     1,007      1,120
Goodwill.......................................................       953        924
Other assets...................................................       765        442
Separate account assets........................................    50,067     44,524
                                                                 --------   --------
     Total assets..............................................  $124,087   $121,248
                                                                 ========   ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Future policy benefits.......................................  $ 19,654   $ 18,344
  Policyholder account balances................................    35,099     37,840
  Other policyholder funds.....................................     1,513      1,293
  Long-term debt -- affiliated.................................       435        435
  Payables for collateral under securities loaned and other
     transactions..............................................     9,155      9,737
  Other liabilities............................................       749      1,642
  Separate account liabilities.................................    50,067     44,524
                                                                 --------   --------
     Total liabilities.........................................   116,672    113,815
                                                                 --------   --------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 12)
Stockholders' Equity:
  Common stock, par value $2.50 per share; 40,000,000 shares authorized; 34,595,317 shares issued and outstanding at
     December 31, 2006 and 2005................................        86         86
  Additional paid-in capital...................................     7,123      7,180
  Retained earnings............................................       520        581
  Accumulated other comprehensive income (loss)................      (314)      (414)
                                                                 --------   --------
     Total stockholders' equity................................     7,415      7,433
                                                                 --------   --------
     Total liabilities and stockholders' equity................  $124,087   $121,248
                                                                 ========   ========




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)


                                                              2006     2005    2004
                                                             ------   ------   ----
REVENUES
Premiums...................................................  $  308   $  281   $  9
Universal life and investment-type product policy fees.....   1,268      862    159
Net investment income......................................   2,839    1,438    207
Other revenues.............................................     212      132     26
Net investment gains (losses)..............................    (521)    (198)    (9)
                                                             ------   ------   ----
  Total revenues...........................................   4,106    2,515    392
                                                             ------   ------   ----
EXPENSES
Policyholder benefits and claims...........................     792      570     18
Interest credited to policyholder account balances.........   1,316      720    153
Other expenses.............................................   1,173      678    179
                                                             ------   ------   ----
  Total expenses...........................................   3,281    1,968    350
                                                             ------   ------   ----
Income before provision for income tax.....................     825      547     42
Provision for income tax...................................     228      156     17
                                                             ------   ------   ----
Income before cumulative effect of a change in accounting,
  net of income tax........................................     597      391     25
Cumulative effect of a change in accounting, net of income
  tax......................................................      --       --      2
                                                             ------   ------   ----
Net income.................................................  $  597   $  391   $ 27
                                                             ======   ======   ====




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)


                                                                               ACCUMULATED OTHER
                                                                          COMPREHENSIVE INCOME (LOSS)
                                                                          ---------------------------
                                                                                NET         FOREIGN
                                                    ADDITIONAL              UNREALIZED      CURRENCY
                                            COMMON    PAID-IN   RETAINED    INVESTMENT    TRANSLATION
                                             STOCK    CAPITAL   EARNINGS  GAINS (LOSSES)   ADJUSTMENT   TOTAL
                                            ------  ----------  --------  --------------  -----------  ------
BALANCE AT JANUARY 1, 2004 (NOTE 3).......    $11     $  171      $ 163        $  32          $--      $  377
Capital contribution from MetLife
  Investors Group, Inc. ..................               300                                              300
Comprehensive income (loss):
  Net income..............................                           27                                    27
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments,  net of
       income tax.........................                                        (2)                      (2)
                                                                                                       ------
     Other comprehensive income (loss)....                                                                 (2)
                                                                                                       ------
  Comprehensive income (loss).............                                                                 25
                                              ---     ------      -----        -----          ---      ------
BALANCE AT DECEMBER 31, 2004..............     11        471        190           30           --         702
MetLife Insurance Company of Connecticut's
  common stock purchased by MetLife, Inc.
  (Notes 2 and 3).........................     75      6,709                                            6,784
Comprehensive income (loss):
  Net income..............................                          391                                   391
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments,  net of
       income tax.........................                                        (1)                      (1)
     Unrealized investment gains (losses),
       net of related offsets and income
       tax................................                                      (445)                    (445)
     Foreign currency translation
       adjustments........................                                                      2           2
                                                                                                       ------
     Other comprehensive income (loss)....                                                               (444)
                                                                                                       ------
  Comprehensive income (loss).............                                                                (53)
                                              ---     ------      -----        -----          ---      ------
BALANCE AT DECEMBER 31, 2005..............     86      7,180        581         (416)           2       7,433
Revisions of purchase price pushed down to
  MetLife Insurance Company of
  Connecticut's net assets acquired (Note
  2)......................................                40                                               40
Dividend paid to MetLife, Inc. ...........              (259)      (658)                                 (917)
Capital contribution of intangible assets
  from MetLife,  Inc., net of income tax
  (Notes 8 and 14)........................               162                                              162
Comprehensive income (loss):
  Net income..............................                          597                                   597
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments,  net of
       income tax.........................                                        (5)                      (5)
     Unrealized investment gains (losses),
       net of related offsets and income
       tax................................                                       107                      107
     Foreign currency translation
       adjustments, net of  income tax....                                                     (2)         (2)
                                                                                                       ------
     Other comprehensive income (loss)....                                                                100
                                                                                                       ------
  Comprehensive income (loss).............                                                                697
                                              ---     ------      -----        -----          ---      ------
BALANCE AT DECEMBER 31, 2006..............    $86     $7,123      $ 520        $(314)         $--      $7,415
                                              ===     ======      =====        =====          ===      ======




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)


                                                                   2006       2005       2004
                                                                 --------   --------   -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income....................................................   $    597   $    391   $    27
Adjustments to reconcile net income to net cash provided by
  operating activities:
     Depreciation and amortization expenses...................          6          4        --
     Amortization of premiums and accretion of discounts
       associated with investments, net.......................         74        112        21
     (Gains) losses from sales of investments and businesses,
       net....................................................        521        198         9
     Equity earnings of real estate joint ventures and other
       limited partnership interests..........................        (83)       (19)       --
     Interest credited to policyholder account balances.......      1,316        720       153
     Universal life and investment-type product policy fees...     (1,268)      (862)     (159)
     Change in accrued investment income......................          2        (68)       --
     Change in premiums and other receivables.................       (509)      (415)   (1,108)
     Change in deferred policy acquisition costs, net.........       (234)      (211)     (165)
     Change in insurance-related liabilities..................        234        812        17
     Change in trading securities.............................        (43)       103        --
     Change in income tax payable.............................        156        298        --
     Change in income tax recoverable.........................         --         --       (29)
     Change in other assets...................................        586        574       140
     Change in other liabilities..............................       (351)      (876)     (106)
     Other, net...............................................         --          2        --
                                                                 --------   --------   -------
Net cash provided by (used in) operating activities...........      1,004        763    (1,200)
                                                                 --------   --------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities................................     27,706     24,008     1,521
     Equity securities........................................        218        221         2
     Mortgage and consumer loans..............................      1,034        748        72
     Real estate and real estate joint ventures...............        126         65        --
     Other limited partnership interests......................        762        173        --
  Purchases of:
     Fixed maturity securities................................    (23,840)   (32,850)   (1,482)
     Equity securities........................................       (109)        --        --
     Mortgage and consumer loans..............................     (2,092)      (500)      (42)
     Real estate and real estate joint ventures...............        (56)       (13)       --
     Other limited partnership interests......................       (343)      (330)       --
  Net change in policy loans..................................         (2)         3        --
  Net change in short-term investments........................        991        599         7
  Net change in other invested assets.........................       (316)       233         1
  Other, net..................................................          1          3        --
                                                                 --------   --------   -------
Net cash provided by (used in) investing activities...........      4,080     (7,640)       79
                                                                 --------   --------   -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits.................................................      8,185     11,230     4,541
     Withdrawals..............................................    (11,637)   (12,369)   (3,898)
  Net change in payables for collateral under securities
     loaned and other transactions............................       (582)     7,675       122
  Long-term debt issued.......................................         --        400        --
  Dividends on common stock...................................       (917)        --        --
  Capital contribution from MetLife Investors Group, Inc. ....         --         --       300
  Contribution of MetLife Insurance Company of Connecticut
     from MetLife, Inc., net of cash received  of $0, $443 and
     $0, respectively.........................................         --        443        --
  Other, net..................................................        (55)       (75)       --
                                                                 --------   --------   -------
Net cash (used in) provided by financing activities...........     (5,006)     7,304     1,065
                                                                 --------   --------   -------
Change in cash and cash equivalents...........................         78        427       (56)
Cash and cash equivalents, beginning of year..................        571        144       200
                                                                 --------   --------   -------
CASH AND CASH EQUIVALENTS, END OF YEAR........................   $    649   $    571   $   144
                                                                 ========   ========   =======

Supplemental disclosures of cash flow information:
  Net cash paid during the year for:
     Interest.................................................   $     31   $     18   $     2
                                                                 ========   ========   =======
     Income tax...............................................   $     81   $     87   $    (2)
                                                                 ========   ========   =======
  Non-cash transactions during the year:
     Net assets of MetLife Insurance Company of Connecticut
       acquired by MetLife, Inc. and contributed to MLI-USA
       net of cash received of $443 million...................   $     --   $  6,341   $    --
                                                                 ========   ========   =======
     Contribution of other intangible assets, net of deferred
       income tax.............................................   $    162   $     --   $    --
                                                                 ========   ========   =======
     Contribution of goodwill from MetLife, Inc. .............   $     29   $     --   $    --
                                                                 ========   ========   =======




--------
See Note 2 for further discussion of the net assets of MetLife Insurance Company of Connecticut acquired by MetLife, Inc. and contributed to MLI-USA.
See Note 19 for non-cash reinsurance transactions.

          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     "MICC" or the "Company" refers to MetLife Insurance Company of Connecticut (formerly, The Travelers Insurance Company), a Connecticut corporation incorporated in 1863 ("MetLife Connecticut"), and its subsidiaries, including MetLife Life and Annuity Company of Connecticut ("MLAC", formerly The Travelers Life and Annuity Company) and MetLife Investors USA Insurance Company ("MLI-USA"). The Company is a subsidiary of MetLife, Inc. ("MetLife"). The Company offers individual annuities, individual life insurance, and institutional protection and asset accumulation products.

     On July 1, 2005 (the "Acquisition Date"), MetLife Connecticut became a wholly-owned subsidiary of MetLife. MetLife Connecticut, together with substantially all of Citigroup Inc.'s ("Citigroup") international insurance businesses, excluding Primerica Life Insurance Company and its subsidiaries ("Primerica") (collectively, "Travelers"), were acquired by MetLife from Citigroup (the "Acquisition") for $12.1 billion. See Note 2 for further information on the Acquisition.

     On October 11, 2006, MetLife transferred MLI-USA to MetLife Connecticut. See Note 3.

     On February 14, 2006, a Certificate of Amendment was filed with the State of Connecticut Office of the Secretary of the State changing the name of The Travelers Insurance Company to MetLife Insurance Company of Connecticut, effective May 1, 2006.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of
(i) MLI-USA and effective July 1, 2005, MetLife Connecticut and its subsidiaries (See Notes 2 and 3); (ii) partnerships and joint ventures in which the Company has control; and (iii) variable interest entities ("VIEs") for which the Company is deemed to be the primary beneficiary. Intercompany accounts and transactions have been eliminated.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint ventures and partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures and partnership's operations.

     Minority interest related to consolidated entities included in other liabilities was $43 million and $180 million at December 31, 2006 and 2005, respectively. At December 31, 2005, the Company was the majority owner of Tribeca Citigroup Investments Ltd. ("Tribeca") and consolidated the fund within its consolidated financial statements. During the second quarter of 2006, the Company's ownership interests in Tribeca declined to a position whereby Tribeca is no longer consolidated. See Note 4 for further information.

     Certain amounts in the prior year periods' consolidated financial statements have been reclassified to conform with the 2006 presentation.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining:

(i) the fair value of investments in the absence of quoted market values;
(ii)     investment impairments;
(iii)    the recognition of income on certain investments;
(iv) the application of the consolidation rules to certain investments;
(v)      the fair value of and accounting for derivatives;
(vi) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA");
(vii)    the measurement of goodwill and related impairment, if any;
(viii)   the liability for future policyholder benefits;
(ix) accounting for income taxes and the valuation of deferred income tax assets;
(x)      accounting for reinsurance transactions; and
(xi)     the liability for litigation and regulatory matters.


     A description of such critical estimates is incorporated within the discussion of the related accounting policies which follow. The application of purchase accounting requires the use of estimation techniques in determining the fair value of the assets acquired and liabilities assumed -- the most significant of which relate to the aforementioned critical estimates. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Investments

     The Company's principal investments are in fixed maturity and equity securities, mortgage and consumer loans, policy loans, real estate, real estate joint ventures and other limited partnerships, short-term investments and other invested assets. The accounting policies related to each are as follows:

          Fixed Maturity and Equity Securities. The Company's fixed maturity and equity securities are classified as available-for-sale, except for trading securities, and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income or loss, net of policyholder related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. These dividends and interest income are recorded as part of net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities. Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and asset-backed securities are obtained from broker-dealer survey values or internal estimates. For credit-sensitive mortgage-backed and asset-backed securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     For all other mortgage-backed and asset-backed securities, the effective yield is recalculated on a retrospective basis.

          The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These impairments are included within net investment gains (losses) and the cost basis of the fixed maturity and equity securities is reduced accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

          The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. The Company's review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost (See also Note 4);
     (vii) unfavorable changes in forecasted cash flows on asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          Trading Securities. The Company's trading securities portfolio, principally consisting of fixed maturity and equity securities, supports investment strategies that involve the active and frequent purchase and sale of securities and the execution of short sale agreements and supports asset and liability matching strategies for certain insurance products. Trading securities and short sale agreement liabilities are recorded at fair value with subsequent changes in fair value recognized in net investment income. Related dividends and investment income are also included in net investment income. Beginning in the second quarter of 2006, the Company no longer holds a trading securities portfolio. (See also Note
     4)

          Securities Lending. Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in an amount equal to 102% of the fair value of the securities loaned. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions are reported as investment income and investment expense, respectively, within net investment income.

          Mortgage and Consumer Loans. Mortgage and consumer loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     amortization of premiums and discounts, and prepayment fees are reported in net investment income. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Valuation allowances are established for the excess carrying value of the loan over the present value of expected future cash flows discounted at the loan's original effective interest rate, the value of the loan's collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or the loan's market value if the loan is being sold. The Company also establishes allowances for loan losses when a loss contingency exists for pools of loans with similar characteristics, such as mortgage loans based on similar property types or loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or where the collection of interest is not considered probable. Cash receipts on such impaired loans are recorded as a reduction of the recorded investment. Gains and losses from the sale of loans and changes in valuation allowances are reported in net investment gains (losses).

          Policy Loans. Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date.

          Real Estate. Real estate held-for-investment, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company classifies a property as held-for-sale if it commits to a plan to sell a property within one year and actively markets the property in its current condition for a price that is reasonable in comparison to its fair value. The Company classifies the results of operations and the gain or loss on sale of a property that either has been disposed of or classified as held-for-sale as discontinued operations, if the ongoing operations of the property will be eliminated from the ongoing operations of the Company and if the Company will not have any significant continuing involvement in the operations of the property after the sale. Real estate held-for-sale is stated at the lower of depreciated cost or fair value less expected disposition costs. Real estate is not depreciated while it is classified as held-for-sale. The Company periodically reviews its properties held-for-investment for impairment and tests properties for recoverability whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable and the carrying value of the property exceeds its fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their fair value, with the impairment loss included in net investment gains (losses). Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired upon foreclosure of commercial and agricultural mortgage loans is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

          Real Estate Joint Ventures and Other Limited Partnership
     Interests. The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint ventures and partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures and the partnership's operations. In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates its investments in real estate joint ventures and limited partnerships for impairments. For its cost method investments, it follows an impairment analysis which

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     is similar to the process followed for its fixed maturity and equity securities as described previously. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. When an other-than-temporary impairment is deemed to have occurred, the Company records a realized capital loss within net investment gains (losses) to record the investment at its fair value.

          Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at amortized cost, which approximates fair value.

          Other Invested Assets. Other invested assets consist primarily of stand-alone derivatives with positive fair values.

          Estimates and Uncertainties. The Company's investments are exposed to three primary sources of risk: credit, interest rate and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the recognition of impairments, the recognition of income on certain investments and the determination of fair values.

          The determination of the amount of allowances and impairments, as applicable, are described above by investment type. The determination of such allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised.

          The recognition of income on certain investments (e.g. loan-backed securities including mortgage-backed and asset-backed securities, certain investment transactions, trading securities, etc.) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

          The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and
     (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

          Additionally, when the Company enters into certain real estate joint ventures and other limited partnerships for which the Company may be deemed to be the primary beneficiary under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of ARB No. 51, it may be required to consolidate such investments. The accounting rules for the determination of the primary beneficiary are complex and require evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          The use of different methodologies and assumptions as to the timing and amount of impairments, recognition of income and the determination of the fair value of investments may have a material effect on the amounts presented within the consolidated financial statements.

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards, futures and option contracts, to manage the risk associated with variability in cash flows or changes in fair values related to the Company's financial instruments. The Company also uses derivative instruments to hedge its currency exposure associated with net investments in certain foreign operations. To a lesser extent, the Company uses credit derivatives to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives.

     Freestanding derivatives are carried on the Company's consolidated balance sheet either as assets within other invested assets or as liabilities within other liabilities at fair value as determined by quoted market prices or through the use of pricing models. The determination of fair value, when quoted market values are not available, is based on valuation methodologies and assumptions deemed appropriate under the circumstances. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, market volatility, and liquidity. Values can also be affected by changes in estimates and assumptions used in pricing models. Such assumptions include estimates of volatility, interest rates, foreign currency exchange rates, other financial indices and credit ratings. Essential to the analysis of the fair value is a risk of counterparty default. The use of different assumptions may have a material effect on the estimated derivative fair value amounts as well as the amount of reported net income.

     If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting pursuant to Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") as amended, changes in the fair value of the derivative are reported in net investment gains (losses). The fluctuations in fair value of derivatives which have not been designated for hedge accounting can result in significant volatility in net income.

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (i) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Assessments and measurement of hedge effectiveness are also subject to interpretation and estimation, and different interpretations or estimates may have a material effect on the amount reported in net income.

     The accounting for derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under these accounting standards. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the consolidated financial statements of the Company from that previously reported.

     Under a fair value hedge, changes in the fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     Under a cash flow hedge, changes in the fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholders' equity, and the deferred gains or losses on the derivative are reclassified into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     In a hedge of a net investment in a foreign operation, changes in the fair value of the hedging derivative that are measured as effective are reported within other comprehensive income (loss) consistent with the translation adjustment for the hedged net investment in the foreign operation. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses).

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the fair value or cash flows of a hedged item, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the consolidated balance sheet, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its fair value on the consolidated balance sheet, with changes in its fair value recognized in the current period as net investment gains (losses).

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated under SFAS 133. If the instrument would not be accounted for in its entirety at fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the consolidated balance sheet at fair value with the host contract and changes in their fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses). Additionally, the Company may elect to carry an entire contract on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses) if that contract contains an embedded derivative that requires bifurcation. There is a risk that embedded derivatives requiring bifurcation may not be identified and reported at fair value in the consolidated financial statements and that their related changes in fair value could materially affect reported net income.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

  Property, Equipment, Leasehold Improvements and Computer Software

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets, as appropriate. Estimated lives generally range from five to ten years for leasehold improvements and three to seven years for all other property and equipment.

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $52 million and $2 million at December 31, 2006 and 2005, respectively. Accumulated amortization was $3 million at December 31, 2006 and the computer software was fully amortized at December 31, 2005. Related amortization expense was $3 million and $1 million for the years ended December 31, 2006 and 2005, respectively. There was no amortization expense for the year ended December 31, 2004.

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions and agency and policy issue expenses. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in-force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

     DAC related to internally replaced contracts are generally expensed at the date of replacement.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     DAC and VOBA on life insurance or investment-type contracts are amortized in proportion to gross premiums or gross profits, depending on the type of contract as described below.

     The Company amortizes DAC and VOBA related to non-participating traditional contracts (term insurance and non-participating whole life insurance) over the entire premium paying period in proportion to the present value of actual historic and expected future gross premiums. The present value of expected premiums is based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency, and investment returns at policy issuance, or policy acquisition as it relates to VOBA, that include provisions for adverse deviation and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

     The Company amortizes DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these changes and only changes the assumption when its long-term expectation changes.

     The Company also reviews periodically other long-term assumptions underlying the projections of estimated gross profits. These include investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency, and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

  Sales Inducements

     The Company has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC.

  Goodwill

     Goodwill is the excess of cost over the fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. For purposes of goodwill impairment testing, goodwill within Corporate & Other is allocated to reporting units within the Company's business segments. If the carrying value of a reporting unit's goodwill exceeds its fair value, the excess is recognized as an impairment and recorded as a charge against net income. The fair values of the reporting units are determined using a market multiple and a discounted cash flow model. The critical estimates necessary in determining fair value are projected earnings, comparative market multiples and the discount rate.

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, traditional annuities and non-medical health insurance. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for non-participating traditional life insurance policies are equal to the aggregate of the present value of future benefit payments and related expenses less the present value of future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rates for future policy benefit liabilities on non-participating traditional life insurance range from 4% to 7%.

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 3% to 9%.

     Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. The interest rate used in establishing such liabilities is 4%.

     Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. The interest rate used in establishing such liabilities is 4%.

     Liabilities for unpaid claims and claim expenses for the Company's workers' compensation business are included in future policyholder benefits and are estimated based upon the Company's historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


management programs, reduced for anticipated subrogation. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     The Company establishes future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts and secondary guarantees relating to certain life policies as follows:

     - Annuity guaranteed death benefit ("GMDB") liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the GMDB liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the Standard & Poor's 500 Index ("S&P"). The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     - Guaranteed income benefit ("GMIB") liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at any future date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for estimating the GMIB liabilities are consistent with those used for estimating the GMDB liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates an assumption for the percentage of the potential annuitizations that may be elected by the contractholder.

     - Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary and paid up guarantee liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical S&P experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     The Company establishes policyholder account balances ("PAB") for guaranteed minimum benefit riders relating to certain variable annuity products as follows:

     - Guaranteed minimum withdrawal benefit riders ("GMWB") guarantee the contractholder a return of their purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that the contractholder's cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMWB is an embedded derivative, which is measured at fair value separately from the host variable annuity product.

     - Guaranteed minimum accumulation benefit riders ("GMAB") provide the contractholder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum accumulation of their purchase payments even if the account value is reduced to zero. The initial guaranteed accumulation amount is equal to the initial benefit base as defined in the contract (typically, the initial

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


       purchase payments plus applicable bonus amounts). The GMAB is also an embedded derivative, which is measured at fair value separately from the host variable annuity product.

     - For both GMWB and GMAB, the initial benefit base is increased by additional purchase payments made within a certain time period and decreases by benefits paid and/or withdrawal amounts. After a specified period of time, the benefit base may also increase as a result of an optional reset as defined in the contract.

     - The fair values of the GMWB and GMAB riders are calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior. In measuring the fair value of GMWBs and GMABs, the Company attributes a portion of the fees collected from the policyholder equal to the present value of expected future guaranteed minimum withdrawal and accumulation benefits (at inception). The changes in fair value are reported in net investment gains (losses). Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees. These riders may be more costly than expected in volatile or declining markets, causing an increase in liabilities for future policy benefits, negatively affecting net income.

     The Company issues both GMWBs and GMABs directly and assumes risk relating to GMWBs and GMABs issued by an affiliate through a financing agreement. Some of the risks associated with GMWBs and GMABs directly written and assumed were transferred to a different affiliate through another financing agreement and included in premiums and other receivables.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     PABs relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. PABs are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 0.5% to 12%, less expenses, mortality charges, and withdrawals; and (iii) fair value purchase accounting adjustments relating to the Acquisition.

  Other Policyholder Funds

     Other policyholder funds include policy and contract claims and unearned revenue liabilities.

     The liability for policy and contract claims generally relates to incurred but not reported death, disability, and long-term care claims as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments. Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

     Deposits related to universal life-type and investment-type products are credited to PABs. Revenues from such contracts consist of amounts assessed against PABs for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related PABs.

     Premiums related to workers' compensation contracts are recognized as revenue on a pro rata basis over the applicable contract term.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

  Other Revenues

     Other revenues include advisory fees, broker-dealer commissions and fees and administrative service fees. Such fees and commissions are recognized in the period in which services are performed.

  Income Taxes

     The Company and its includable life insurance subsidiaries file a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended ("Code"). Non-includable subsidiaries file either a separate individual corporate tax return or a separate consolidated tax return. Prior to the transfer of MLI-USA to MetLife Connecticut, MLI-USA joined MetLife's includable affiliates in filing a federal income tax return. MLI-USA joined MetLife Connecticut's includable affiliates as of October 11, 2006.

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred income tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     For U.S. federal income tax purposes, an election in 2005 under Internal Revenue Code Section 338 was made by the Company's parent, MetLife. As a result of this election, the tax basis in the acquired assets and liabilities was adjusted as of the Acquisition Date and the related deferred income tax asset established for the taxable difference from the book basis.

     The realization of deferred income tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


allowances should be established as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

    (i) future taxable income exclusive of reversing temporary differences and carryforwards;
    (ii)    future reversals of existing taxable temporary differences;
    (iii)   taxable income in prior carryback years; and
    (iv)    tax planning strategies.


     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities or when estimates used in determining valuation allowances on deferred income tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events such as changes in tax legislation could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

     The Company enters into reinsurance transactions as both a provider and a purchaser of reinsurance for its insurance products.

     For each of its reinsurance contracts, the Company determines if the contract provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the contract. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

     The assumptions used to account for long-duration reinsurance contracts are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

     Amounts currently recoverable under reinsurance contracts are included in premiums and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance contracts with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance contract.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance contracts and are net of reinsurance ceded.

     If the Company determines that a reinsurance contract does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the contract as a deposit, net of related expenses. Deposits received are included in other liabilities and deposits made are included within other assets. As amounts

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenue or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenue or other expenses, as appropriate.

     Amounts received from reinsurers for policy administration are reported in other revenues.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of income.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Separate accounts not meeting the above criteria are combined on a line-by-line basis with the Company's general account assets, liabilities, revenues and expenses.

  Employee Benefit Plans

     Eligible employees, sales representatives and retirees of the Company are provided pension, postretirement and postemployment benefits under plans sponsored and administered by Metropolitan Life Insurance Company ("Metropolitan Life"), an affiliate of the Company. The Company's obligation and expense related to these benefits is limited to the amount of associated expense allocated from Metropolitan Life.

  Foreign Currency

     Balance sheet accounts are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. Translation adjustments are charged or credited directly to other comprehensive income or loss. Gains and losses from foreign currency transactions are reported as net investment gains (losses) in the period in which they occur.

  Discontinued Operations

     The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

  Litigation Contingencies

     The Company is a party to a number of legal actions and regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's consolidated financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. It is possible that an adverse outcome in certain of the Company's litigation and regulatory investigations, or the use of different assumptions in the determination of amounts recorded could have a material effect upon the Company's consolidated net income or cash flows in particular quarterly or annual periods.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Derivative Financial Instruments

     The Company has adopted guidance relating to derivative financial instruments as follows:

     - Effective January 1, 2006, the Company adopted prospectively SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS No. 133 and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155:

      (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;
      (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;
      (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and
      (iv) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity ("QSPE") from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest.


     The adoption of SFAS 155 did not have a material impact on the Company's consolidated financial statements.

     - Effective October 1, 2006, the Company adopted SFAS 133 Implementation Issue No. B40, Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets ("Issue B40"). Issue B40 clarifies that a securitized interest in prepayable financial assets is not subject to the conditions in paragraph 13(b) of SFAS 133, if it meets both of the following criteria: (i) the right to accelerate the settlement if the securitized interest cannot be controlled by the investor; and (ii) the securitized interest itself does not contain an embedded derivative (including an interest rate-related derivative) for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. The adoption of Issue B40 did not have a material impact on the Company's consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     - Effective January 1, 2006, the Company adopted prospectively SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarifies that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS 133. Issue B39 clarifies that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. The adoption of Issues B38 and B39 did not have a material impact on the Company's consolidated financial statements.

  Other Pronouncements

     Effective November 15, 2006, the Company adopted U.S. Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights ("EITF 04-5"). EITF 04-5 provides a framework for determining whether a general partner controls and should consolidate a limited partnership or a similar entity in light of certain rights held by the limited partners. The consensus also provides additional guidance on substantive rights. EITF 04-5 was effective after June 29, 2005 for all newly formed partnerships and for any pre-existing limited partnerships that modified their partnership agreements after that date. For all other limited partnerships, EITF 04-5 required adoption by January 1, 2006 through a cumulative effect of a change in accounting principle recorded in opening equity or applied retrospectively by adjusting prior period financial statements. The adoption of the provisions of EITF 04-5 did not have a material impact on the Company's consolidated financial statements.

     Effective November 9, 2005, the Company prospectively adopted the guidance in FASB Staff Position ("FSP") No. FAS 140-2, Clarification of the Application of Paragraphs 40(b) and 40(c) of FAS 140 ("FSP 140-2"). FSP 140-2 clarified certain criteria relating to derivatives and beneficial interests when considering whether an entity qualifies as a QSPE. Under FSP 140-2, the criteria must only be met at the date the QSPE issues beneficial interests or when a derivative financial instrument needs to be replaced upon the occurrence of a specified event

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


outside the control of the transferor. The adoption of FSP 140-2 did not have a material impact on the Company's consolidated financial statements.

     Effective July 1, 2005, the Company adopted SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). SFAS 153 amended prior guidance to eliminate the exception for nonmonetary exchanges of similar productive assets and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 were required to be applied prospectively for fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the FASB completed its review of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments ("EITF 03-1"). EITF 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. EITF 03-1 also requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment but has issued FSP Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments ("FSP 115-1"), which nullifies the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1. As required by FSP 115-1, the Company adopted this guidance on a prospective basis, which had no material impact on the Company's consolidated financial statements, and has provided the required disclosures.

     Effective July 1, 2004, the Company adopted EITF Issue No. 03-16, Accounting for Investments in Limited Liability Companies ("EITF 03-16"). EITF 03-16 provides guidance regarding whether a limited liability company should be viewed as similar to a corporation or similar to a partnership for purposes of determining whether a noncontrolling investment should be accounted for using the cost method or the equity method of accounting. EITF 03-16 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2004, the Company adopted Statement of Position ("SOP") 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long Duration Contracts and for Separate Accounts ("SOP 03-1"), as interpreted by a Technical Practice Aid ("TPA"), issued by the American Institute of Certified Public Accountants ("AICPA") and FSP No. 97-1, Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, Permit or Require Accrual of an Unearned Revenue Liability ("FSP 97-1"). SOP 03-1 provides guidance on: (i) the classification and valuation of long-duration contract liabilities; (ii) the accounting for sales inducements; and (iii) separate account presentation and valuation. As a result of the adoption of SOP 03-1, effective January 1, 2004, the Company decreased the liability for future policyholder benefits for changes in the methodology relating to various guaranteed death and annuitization benefits and for determining liabilities for certain universal life insurance contracts by $2 million, which was reported as a cumulative effect of a change in accounting. This amount is net of corresponding changes in DAC, including unearned revenue liability, under certain variable annuity and life contracts and income tax. The application of SOP 03-1 increased the Company's 2004 net income by $3 million, including the cumulative effect of the adoption.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits all entities the option to measure most financial instruments and certain

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


other items at fair value at specified election dates and to report related unrealized gains and losses in earnings. The fair value option will generally be applied on an instrument-by-instrument basis and is generally an irrevocable election. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is evaluating which eligible financial instruments, if any, it will elect to account for at fair value under SFAS 159 and the related impact on the Company's consolidated financial statements.

     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The guidance in SFAS 157 will be applied prospectively with the exception of:
(i) block discounts of financial instruments; and (ii) certain financial and hybrid instruments measured at initial recognition under SFAS 133 which is to be applied retrospectively as of the beginning of initial adoption (a limited form of retrospective application). The Company is currently evaluating the impact of SFAS 157 on the Company's consolidated financial statements. Implementation of SFAS 157 will require additional disclosures in the Company's consolidated financial statements.

     In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. FIN 48 will also require significant additional disclosures. FIN 48 is effective for fiscal years beginning after December 15, 2006. Based upon the Company's evaluation work completed to date, the Company expects to recognize a reduction to the January 1, 2007 balance of retained earnings of less than $1 million.

     In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets -- an amendment of FASB Statement No. 140 ("SFAS 156"). Among other requirements, SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. SFAS 156 will be applied prospectively and is effective for fiscal years beginning after September 15, 2006. The Company does not expect SFAS 156 to have a material impact on the Company's consolidated financial statements.

     In September 2005, the AICPA issued SOP 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). SOP 05-1 provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. It is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

     In addition, in February 2007, related TPAs were issued by the AICPA to provide further clarification of SOP 05-1. The TPAs are effective concurrently with the adoption of the SOP. Based on the Company's interpretation of SOP 05-1 and related TPAs, the adoption of SOP 05-1 will result in a reduction to DAC and VOBA relating primarily to the Company's group life and health insurance contracts that contain certain rate reset provisions. The Company estimates that the adoption of SOP 05-1 as of January 1, 2007 will result in a cumulative effect adjustment of between $75 million and $95 million, net of income tax, which will be recorded as a reduction

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


to retained earnings. In addition, the Company estimates that accelerated DAC and VOBA amortization will reduce 2007 net income by approximately $5 million to $15 million, net of income tax.

2. ACQUISITION OF METLIFE INSURANCE COMPANY OF CONNECTICUT BY METLIFE, INC. FROM CITIGROUP INC.

     On the Acquisition Date, MetLife Connecticut became a subsidiary of MetLife. MetLife Connecticut, together with substantially all of Citigroup Inc.'s international insurance businesses, excluding Primerica Life Insurance Company and its subsidiaries, were acquired by MetLife from Citigroup for $12.1 billion. Prior to the Acquisition, MetLife Connecticut was a subsidiary of Citigroup Insurance Holding Company ("CIHC"). Primerica was distributed via dividend from MetLife Connecticut to CIHC on June 30, 2005 in contemplation of the Acquisition. The total consideration paid by MetLife for the purchase consisted of $11.0 billion in cash and 22,436,617 shares of MetLife's common stock with a market value of $1.0 billion to Citigroup and $100 million in other transaction costs.

     In accordance with FASB SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, the Acquisition was accounted for by MetLife using the purchase method of accounting, which requires that the assets and liabilities of MetLife Connecticut be identified and measured at their fair value as of the acquisition date.

     Final Purchase Price Allocation and Goodwill

     The purchase price paid by MetLife has been allocated to the assets acquired and liabilities assumed using management's best estimate of their fair values as of the Acquisition Date. The computation of the purchase price and the allocation of the purchase price to the net assets acquired based upon their respective fair values as of July 1, 2005, and the resulting goodwill, as revised, are presented below.

     Based upon MetLife's method of allocating the purchase price to the entities acquired, the purchase price attributed to MetLife Connecticut increased by $40 million. The increase in purchase price was a result of additional consideration paid in 2006 by MetLife to Citigroup of $115 million and an increase in transaction costs of $3 million, offset by a $4 million reduction in restructuring costs for a total purchase price increase of $114 million.

     The allocation of purchase price was updated as a result of the additional purchase price attributed to MetLife Connecticut of $40 million, an increase of $15 million in the value of the future policy benefit liabilities and other policyholder funds resulting from the finalization of the evaluation of the Travelers underwriting criteria, an increase in securities of $24 million resulting from the finalization of the determination of the fair value of such securities, an increase in other liabilities of $2 million due to the receipt of additional information, all resulting in a net impact of the aforementioned adjustments increasing deferred income tax assets by $4 million. Goodwill increased by $29 million as a consequence of such revisions to the purchase price and the purchase price allocation.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                      AS OF JULY 1, 2005
                                                                      ------------------
                                                                         (IN MILLIONS)
TOTAL PURCHASE PRICE PAID BY METLIFE.......................                 $12,084
  Purchase price attributed to other affiliates............                   5,260
                                                                            -------
  Purchase price attributed to MetLife Connecticut.........                   6,824
NET ASSETS OF METLIFE CONNECTICUT ACQUIRED PRIOR TO
  PURCHASE ACCOUNTING ADJUSTMENTS..........................  $8,207
ADJUSTMENTS TO REFLECT ASSETS ACQUIRED AT FAIR VALUE:
  Fixed maturity securities available-for-sale.............      (2)
  Mortgage loans on real estate............................      72
  Real estate and real estate joint ventures held-for-
     investment............................................      39
  Other limited partnership interests......................      48
  Other invested assets....................................     (36)
  Premiums and other receivables...........................   1,001
  Elimination of historical deferred policy acquisition
     costs.................................................  (3,052)
  Value of business acquired...............................   3,490
  Value of distribution agreements and customer
     relationships acquired................................      73
  Net deferred income tax asset............................   1,751
  Elimination of historical goodwill.......................    (196)
  Other assets.............................................     (11)
ADJUSTMENTS TO REFLECT LIABILITIES ASSUMED AT FAIR VALUE:
  Future policy benefits...................................  (3,766)
  Policyholder account balances............................  (1,870)
  Other liabilities........................................     191
                                                             ------
NET FAIR VALUE OF ASSETS ACQUIRED AND LIABILITIES ASSUMED..                   5,939
                                                                            -------
GOODWILL RESULTING FROM THE ACQUISITION ATTRIBUTED TO
  METLIFE CONNECTICUT......................................                 $   885
                                                                            =======



     Goodwill resulting from the Acquisition has been allocated to the Company's segments, as well as Corporate & Other, as follows:

                                                                        AS OF JULY 1, 2005
                                                                        ------------------
                                                                           (IN MILLIONS)
Institutional....................................................              $312
Individual.......................................................               163
Corporate & Other................................................               410
                                                                               ----
  TOTAL..........................................................              $885
                                                                               ====



     The entire amount of goodwill is expected to be deductible for income tax purposes.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

CONDENSED STATEMENT OF NET ASSETS ACQUIRED

     The condensed statement of net assets acquired reflects the fair value of MetLife Connecticut's net assets as follows:

                                                                   AS OF JULY 1, 2005
                                                                   ------------------
                                                                      (IN MILLIONS)
ASSETS
  Fixed maturity securities available-for-sale...................        $41,210
  Trading securities.............................................            555
  Equity securities available-for-sale...........................            641
  Mortgage loans on real estate..................................          2,363
  Policy loans...................................................            884
  Real estate and real estate joint ventures held-for-
     investment..................................................            126
  Other limited partnership interests............................          1,120
  Short-term investments.........................................          2,225
  Other invested assets..........................................          1,205
                                                                         -------
     Total investments...........................................         50,329
  Cash and cash equivalents......................................            443
  Accrued investment income......................................            494
  Premiums and other receivables.................................          4,688
  Value of business acquired.....................................          3,490
  Goodwill.......................................................            885
  Other intangible assets........................................             73
  Deferred income tax asset......................................          1,178
  Other assets...................................................            730
  Separate account assets........................................         30,427
                                                                         -------
     Total assets acquired.......................................         92,737
                                                                         -------

LIABILITIES:
  Future policy benefits.........................................         17,565
  Policyholder account balances..................................         34,251
  Other policyholder funds.......................................            115
  Current income tax.............................................             36
  Other liabilities..............................................          3,519
  Separate account liabilities...................................         30,427
                                                                         -------
     Total liabilities assumed...................................         85,913
                                                                         -------
     Net assets acquired.........................................        $ 6,824
                                                                         =======



  Other Intangible Assets

     VOBA reflects the estimated fair value of in-force contracts acquired and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the life insurance and annuity contracts in-force at the Acquisition Date. VOBA is based on actuarially determined projections, by each block of

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. If estimated gross profits or premiums differ from expectations, the amortization of VOBA is adjusted to reflect actual experience.

     The value of the other identifiable intangibles reflects the estimated fair value of MetLife Connecticut's distribution agreements and customer relationships acquired at July 1, 2005 and will be amortized in relation to the expected economic benefits of the agreements. If actual experience under the distribution agreements or with customer relationships differs from expectations, the amortization of these intangibles will be adjusted to reflect actual experience. See Notes 8 and 14 for additional information on the value of distribution agreements ("VODA") acquired from Citigroup.

     The use of discount rates was necessary to establish the fair value of VOBA, as well as the other identifiable intangible assets. In selecting the appropriate discount rates, management considered its weighted average cost of capital, as well as the weighted average cost of capital required by market participants. A discount rate of 11.5% was used to value these intangible assets.

     The fair values of business acquired, distribution agreements and customer relationships acquired are as follows:

                                                                             WEIGHTED AVERAGE
                                                      AS OF JULY 1, 2005   AMORTIZATION PERIOD
                                                      ------------------   -------------------
                                                         (IN MILLIONS)          (IN YEARS)
Value of business acquired..........................        $3,490                  16
Value of distribution agreements and customer
  relationships acquired............................            73                  16
                                                            ------
  Total value of intangible assets acquired,
     excluding goodwill.............................        $3,563                  16
                                                            ======



3.  CONTRIBUTION OF METLIFE CONNECTICUT FROM METLIFE, INC.

     On October 11, 2006, MetLife Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, entered into a Transfer Agreement ("Transfer Agreement"), pursuant to which MetLife Connecticut agreed to acquire all of the outstanding stock of MLI-USA from MLIG in exchange for shares of MetLife Connecticut's common stock. To effectuate the exchange of shares, MetLife returned 10,000,000 shares just prior to the closing of the transaction and retained 30,000,000 shares representing 100% of the then issued and outstanding shares of MetLife Connecticut. MetLife Connecticut issued 4,595,317 new shares to MLIG in exchange for all of the outstanding common stock of MLI-USA. After the closing of the transaction, 34,595,317 shares of MetLife Connecticut's common stock are outstanding, of which MLIG holds 4,595,317 shares, with the remaining shares held by MetLife.

     In connection with the Transfer Agreement on October 11, 2006, MLIG transferred to MetLife Connecticut certain assets and liabilities, including goodwill, VOBA and deferred income tax liabilities, which remain outstanding from MetLife's acquisition of MLIG on October 30, 1997. The assets and liabilities have been included in the financial data of the Company for all periods presented.

     The transfer of MLI-USA to MetLife Connecticut was a transaction between entities under common control. Since MLI-USA was the original entity under common control, for financial statement reporting purposes, MLI-USA is considered the accounting acquirer of MetLife Connecticut. Accordingly, all financial data included in these financial statements periods prior to July 1, 2005 is that of MLI-USA. For periods subsequent to July 1, 2005, MetLife Connecticut has been combined with MLI-USA in a manner similar to a pooling of interests. Information

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


regarding the consolidated statements of income of the Company for the years ended December 31, 2006 and 2005 is as follows:

                                                                                              UNAUDITED
                                                                                         ------------------
                                                                                         THREE MONTHS ENDED      YEAR ENDED
                                                    UNAUDITED                             DECEMBER 31, 2006  DECEMBER 31, 2006
                         --------------------------------------------------------------  ------------------  -----------------
                                      NINE MONTHS ENDED SEPTEMBER 30, 2006
                         --------------------------------------------------------------
                                                   ASSETS AND LIABILITIES
                                                         OUTSTANDING
                                                       FROM METLIFE'S
                                                         ACQUISITION       CONSOLIDATED
                         MICC HISTORICAL  MLI-USA          OF MLIG            COMPANY             CONSOLIDATED COMPANY
                         ---------------  -------  ----------------------  ------------  -------------------------------------
                                                            (IN MILLIONS)
Total revenues.........       $2,509        $623             $--              $3,132            $974               $4,106
Total expenses.........       $1,905        $486             $--              $2,391            $890               $3,281
                              ------        ----             ---              ------            ----               ------
Income before provision
  for income tax.......          604         137              --                 741            $ 84                  825
Provision for income
  tax..................          177          35              --                 212            $ 16                  228
                              ------        ----             ---              ------            ----               ------
Net income.............       $  427        $102             $--              $  529            $ 68               $  597
                              ======        ====             ===              ======            ====               ======





                                                                   YEAR ENDED DECEMBER 31, 2005
                                                         -----------------------------------------------
                                                                   ASSETS AND LIABILITIES
                                      SIX MONTHS ENDED                   OUTSTANDING
                                     DECEMBER 31, 2005                 FROM METLIFE'S
                                     -----------------                   ACQUISITION        CONSOLIDATED
                                      MICC HISTORICAL    MLI-USA           OF MLIG             COMPANY
                                     -----------------   -------   ----------------------   ------------
                                                                (IN MILLIONS)
Total revenues.....................        $1,749          $766              $--               $2,515
Total expenses.....................        $1,410          $561              $(3)              $1,968
                                           ------          ----              ---               ------
Income before provision for income
  tax..............................           339           205                3                  547
Provision for income tax...........            98            57                1                  156
                                           ------          ----              ---               ------
Net income.........................        $  241          $148              $ 2               $  391
                                           ======          ====              ===               ======




     The par value of the common stock presented in the statement of stockholders' equity for periods prior to the Acquisition Date has been adjusted to reflect the par value of the MetLife Connecticut shares issued to MLIG in exchange for MLI-USA's common stock. Information regarding the adjustments to stockholders' equity is as follows:

                                                                                     ACCUMULATED
                                                                                        OTHER
                                                                                    COMPREHENSIVE
                                                                                       INCOME
                                                                                  ----------------
                                                          ADDITIONAL               NET UNREALIZED
                                             COMMON         PAID IN    RETAINED   INVESTMENT GAINS
                                              STOCK         CAPITAL    EARNINGS       (LOSSES)       TOTAL
                                             ------       ----------   --------   ----------------   -----
Balance of MLI-USA's equity at January 1,
  2004                                         $ 2           $ 98        $163            $39          $302
Issuance of MetLife Connecticut's common
  stock to MLIG                                 11  (1)       (11)         --             --            --
Elimination of MLI-USA's common stock           (2) (2)         2          --             --            --
Assets and liabilities outstanding from
  MetLife's acquisition of MLIG                 --             82          --             (7)           75
                                               ---           ----        ----            ---          ----
Balance of MICC's equity at January 1, 2004    $11           $171        $163            $32          $377
                                               ===           ====        ====            ===          ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

--------

   (1) Represents the issuance of 4,595,317 shares of MetLife Connecticut's common stock, at $2.50 par value, by MetLife Connecticut to MLIG in exchange for all the outstanding common stock of MLI-USA, for a total adjustment of $11 million.

   (2) Represents the elimination of MLI-USA's common stock of $2 million.

The par value of the MetLife Connecticut common stock purchased by MetLife has been adjusted to reflect the return of the MetLife Connecticut common stock by MetLife in connection with the transfer of MetLife Connecticut to MLI-USA as follows:

                                                                                    ACCUMULATED
                                                                                       OTHER
                                                                                   COMPREHENSIVE
                                                                                      INCOME
                                                                                 ----------------
                                                         ADDITIONAL               NET UNREALIZED
                                            COMMON         PAID IN    RETAINED   INVESTMENT GAINS
                                             STOCK         CAPITAL    EARNINGS       (LOSSES)        TOTAL
                                            ------       ----------   --------   ----------------   ------
MetLife Connecticut's common stock
  purchased by MetLife in the Acquisition
  on July 1, 2005                            $100          $6,684        $--            $--         $6,784
Return of MetLife Connecticut's common
  stock from MetLife                          (25) (1)         25         --             --             --
                                             ----          ------        ---            ---         ------
MetLife Connecticut's common stock
  purchased by MetLife on July 1, 2005, as
  adjusted                                   $ 75          $6,709        $--            $--         $6,784
                                             ====          ======        ===            ===         ======



--------

   (1) Represents the return of 10,000,000 shares of MetLife Connecticut's common stock, at $2.50 par value, by MetLife to MetLife Connecticut in anticipation of the acquisition of MLI-USA by MetLife Connecticut, for a total adjustment of $25 million.

     The following unaudited pro forma condensed consolidated financial information presents the results of operations for the Company assuming the MetLife Connecticut acquisition had been effected as of January 1, 2005. This unaudited pro forma information does not necessarily represent what the Company's actual results of operations would have been if the acquisition had occurred as of the date indicated or what such results would be for any future periods.

                                                                                  UNAUDITED
                                                                    ------------------------------------
                                                    YEAR ENDED      SIX MONTHS ENDED       YEAR ENDED
                                                DECEMBER 31, 2005     JUNE 30, 2005    DECEMBER 31, 2005
                                                -----------------   ----------------   -----------------
                                                   CONSOLIDATED         PRO FORMA          PRO FORMA
                                                                          MICC
                                                     COMPANY           HISTORICAL             MICC
                                                -----------------   ----------------   -----------------
                                                                      (IN MILLIONS)

Total revenues                                        $2,515             $2,324              $4,839
Total expenses                                        $1,968             $1,523              $3,491
                                                      ------             ------              ------
Income before provision for income tax                   547                801               1,348
Provision for income tax                                 156                226                 382
                                                      ------             ------              ------
Net income                                            $  391             $  575              $  966
                                                      ======             ======              ======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, and estimated fair value of the Company's fixed maturity and equity securities, the percentage that each sector represents by the total fixed maturity securities holdings and by the total equity securities holdings at:

                                                              DECEMBER 31, 2006
                                               ----------------------------------------------
                                                               GROSS
                                                COST OR      UNREALIZED
                                               AMORTIZED   -------------    ESTIMATED    % OF
                                                  COST     GAIN     LOSS   FAIR VALUE   TOTAL
                                               ---------   ----     ----   ----------   -----
                                                                (IN MILLIONS)
U.S. corporate securities....................   $17,331    $101     $424     $17,008     35.5%
Residential mortgage-backed securities.......    11,951      40       78      11,913     24.9
Foreign corporate securities.................     5,563      64      128       5,499     11.5
U.S. Treasury/agency securities..............     5,455       7      126       5,336     11.2
Commercial mortgage-backed securities........     3,353      19       47       3,325      6.9
Asset-backed securities......................     3,158      14       10       3,162      6.6
State and political subdivision securities...     1,062       6       38       1,030      2.2
Foreign government securities................       533      45        5         573      1.2
                                                -------    ----     ----     -------    -----
  Total fixed maturity securities............   $48,406    $296     $856     $47,846    100.0%
                                                =======    ====     ====     =======    =====
Non-redeemable preferred stock...............   $   671    $ 22     $  9     $   684     86.0%
Common stock.................................       106       6        1         111     14.0
                                                -------    ----     ----     -------    -----
  Total equity securities....................   $   777    $ 28     $ 10     $   795    100.0%
                                                =======    ====     ====     =======    =====





                                                              DECEMBER 31, 2005
                                               ----------------------------------------------
                                                               GROSS
                                                COST OR      UNREALIZED
                                               AMORTIZED   -------------    ESTIMATED    % OF
                                                  COST     GAIN     LOSS   FAIR VALUE   TOTAL
                                               ---------   ----     ----   ----------   -----
                                                                (IN MILLIONS)
U.S. corporate securities....................   $18,416    $ 96     $415     $18,097     34.3%
Residential mortgage-backed securities.......    12,398      17      131      12,284     23.4
Foreign corporate securities.................     5,733      50      143       5,640     10.7
U.S. Treasury/agency securities..............     6,448      24       61       6,411     12.2
Commercial mortgage-backed securities........     5,157      12       82       5,087      9.7
Asset-backed securities......................     3,899      10       16       3,893      7.4
State and political subdivision securities...       633      --       25         608      1.2
Foreign government securities................       547      25        3         569      1.1
                                                -------    ----     ----     -------    -----
  Total fixed maturity securities............   $53,231    $234     $876     $52,589    100.0%
                                                =======    ====     ====     =======    =====
Non-redeemable preferred stock...............   $   327    $  1     $  5     $   323     76.7%
Common stock.................................        97       4        3          98     23.3
                                                -------    ----     ----     -------    -----
  Total equity securities....................   $   424    $  5     $  8     $   421    100.0%
                                                =======    ====     ====     =======    =====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company held foreign currency derivatives with notional amounts of $472 million and $275 million to hedge the exchange rate risk associated with foreign denominated fixed maturity securities at December 31, 2006 and 2005, respectively.

     Excluding investments in U.S. Treasury securities and obligations of U.S. government corporations and agencies, the Company is not exposed to any significant concentration of credit risk in its fixed maturity securities portfolio.

     The Company held fixed maturity securities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $3.2 billion and $3.3 billion at December 31, 2006 and 2005, respectively. These securities had a net unrealized gain (loss) of $51 million and ($33) million at December 31, 2006 and 2005, respectively. Non-income producing fixed maturity securities were $6 million and $3 million at December 31, 2006 and 2005, respectively. Unrealized gains (losses) associated with non-income producing fixed maturity securities were $1 million and ($5) million at December 31, 2006 and 2005, respectively.

     The cost or amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), are shown below:

                                                                  DECEMBER 31,
                                                -----------------------------------------------
                                                         2006                     2005
                                                ----------------------   ----------------------
                                                 COST OR                  COST OR
                                                AMORTIZED    ESTIMATED   AMORTIZED    ESTIMATED
                                                   COST     FAIR VALUE      COST     FAIR VALUE
                                                ---------   ----------   ---------   ----------
                                                                 (IN MILLIONS)
Due in one year or less.......................   $ 1,620      $ 1,616     $ 1,411      $ 1,405
Due after one year through five years.........     9,843        9,733      10,594       10,490
Due after five years through ten years........     7,331        7,226       9,556        9,382
Due after ten years...........................    11,150       10,871      10,216       10,048
                                                 -------      -------     -------      -------
  Subtotal....................................    29,944       29,446      31,777       31,325
Mortgage-backed and asset-backed securities...    18,462       18,400      21,454       21,264
                                                 -------      -------     -------      -------
  Total fixed maturity securities.............   $48,406      $47,846     $53,231      $52,589
                                                 =======      =======     =======      =======



     Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

     Sales or disposals of fixed maturity and equity securities classified as available-for-sale are as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                  -----------------------------------------
                                                      2006            2005           2004
                                                  ------------   --------------   ---------
                                                                (IN MILLIONS)
Proceeds........................................  $     23,901   $       22,241   $     473
Gross investment gains..........................       $    73          $    48        $  6
Gross investment losses.........................       $  (519)         $  (347)       $(10)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the estimated fair values and gross unrealized loss of the Company's fixed maturity securities (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at:

                                                                 DECEMBER 31, 2006
                                      ----------------------------------------------------------------------
                                                                EQUAL TO OR GREATER
                                        LESS THAN 12 MONTHS       THAN 12 MONTHS               TOTAL
                                      ----------------------  ----------------------  ----------------------
                                                     GROSS                   GROSS                   GROSS
                                       ESTIMATED  UNREALIZED   ESTIMATED  UNREALIZED   ESTIMATED  UNREALIZED
                                      FAIR VALUE     LOSS     FAIR VALUE     LOSS     FAIR VALUE     LOSS
                                      ----------  ----------  ----------  ----------  ----------  ----------
                                                    (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities...........    $ 4,895      $104       $ 7,543      $320       $12,438      $424
Residential mortgage-backed
  securities........................      4,113        20         3,381        58         7,494        78
Foreign corporate securities........      1,381        29         2,547        99         3,928       128
U.S. Treasury/agency securities.....      2,995        48         1,005        78         4,000       126
Commercial mortgage-backed
  securities........................        852         6         1,394        41         2,246        47
Asset-backed securities.............        965         3           327         7         1,292        10
State and political subdivision
  securities........................         29         2           414        36           443        38
Foreign government securities.......         51         1            92         4           143         5
                                        -------      ----       -------      ----       -------      ----
Total fixed maturity securities.....    $15,281      $213       $16,703      $643       $31,984      $856
                                        =======      ====       =======      ====       =======      ====
Equity securities...................    $   149      $  3       $   188      $  7       $   337      $ 10
                                        =======      ====       =======      ====       =======      ====
Total number of securities in an
  unrealized loss position..........      1,955                   2,318                   4,273
                                        =======                 =======                 =======





                                                                 DECEMBER 31, 2005
                                      ----------------------------------------------------------------------
                                                                EQUAL TO OR GREATER
                                        LESS THAN 12 MONTHS       THAN 12 MONTHS               TOTAL
                                      ----------------------  ----------------------  ----------------------
                                                     GROSS                   GROSS                   GROSS
                                       ESTIMATED  UNREALIZED   ESTIMATED  UNREALIZED   ESTIMATED  UNREALIZED
                                      FAIR VALUE     LOSS     FAIR VALUE     LOSS     FAIR VALUE     LOSS
                                      ----------  ----------  ----------  ----------  ----------  ----------
                                                    (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities...........    $14,412      $413        $ 40         $ 2       $14,452      $415
Residential mortgage-backed
  securities........................      9,142       129          61           2         9,203       131
Foreign corporate securities........      4,409       142          23           1         4,432       143
U.S. Treasury/agency securities.....      4,171        61          --          --         4,171        61
Commercial mortgage-backed
  securities........................      4,040        82           5          --         4,045        82
Asset-backed securities.............      1,890        16          11          --         1,901        16
State and political subdivision
  securities........................        550        25          --          --           550        25
Foreign government securities.......        155         3           2          --           157         3
                                        -------      ----        ----         ---       -------      ----
Total fixed maturity securities.....    $38,769      $871        $142         $ 5       $38,911      $876
                                        =======      ====        ====         ===       =======      ====
Equity securities...................    $   214      $  8        $ --         $--       $   214      $  8
                                        =======      ====        ====         ===       =======      ====
Total number of securities in an
  unrealized loss position..........      5,061                    47                     5,108
                                        =======                  ====                   =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  AGING OF GROSS UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss and number of securities for fixed maturity securities and equity securities, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more at:

                                                      DECEMBER 31, 2006
                                     ---------------------------------------------------
                                                            GROSS
                                          COST OR        UNREALIZED        NUMBER OF
                                      AMORTIZED COST       LOSSES          SECURITIES
                                     ----------------  --------------  -----------------
                                       LESS             LESS            LESS
                                       THAN    20% OR   THAN   20% OR   THAN     20% OR
                                        20%     MORE     20%    MORE     20%      MORE
                                     --------  ------  ------  ------  ------  ---------
                                          (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six months...............   $12,922    $ 9    $150     $ 4    1,537      15
Six months or greater but less than
  nine months......................       568     --       6      --       78       1
Nine months or greater but less
  than twelve months...............     2,134     14      52       4      323       1
Twelve months or greater...........    17,540     --     650      --    2,318      --
                                      -------    ---    ----     ---    -----      --
  Total............................   $33,164    $23    $858     $ 8    4,256      17
                                      =======    ===    ====     ===    =====      ==





                                                      DECEMBER 31, 2005
                                     ---------------------------------------------------
                                                            GROSS
                                          COST OR        UNREALIZED        NUMBER OF
                                      AMORITIZED COST      LOSSES          SECURITIES
                                     ----------------  --------------  -----------------
                                       LESS             LESS            LESS
                                       THAN    20% OR   THAN   20% OR   THAN     20% OR
                                        20%     MORE     20%    MORE     20%      MORE
                                     --------  ------  ------  ------  ------  ---------
                                          (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six months...............   $39,461    $81    $844     $30    4,960      50
Six months or greater but less than
  nine months......................       204     --       2      --       16      --
Nine months or greater but less
  than twelve months...............       116     --       3      --       35      --
Twelve months or greater...........       147     --       5      --       47      --
                                      -------    ---    ----     ---    -----      --
  Total............................   $39,928    $81    $854     $30    5,058      50
                                      =======    ===    ====     ===    =====      ==



     At December 31, 2006, $858 million of unrealized losses related to securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 3% of the cost or amortized cost of such securities. At December 31, 2005, $854 million of unrealized losses related to securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 2% of the cost or amortized cost of such securities.

     At December 31, 2006, $8 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 35% of the cost or amortized cost of such securities. Of such unrealized losses of $8 million, $4 million related to securities that were in an unrealized loss position for a period of less than six months. At December 31, 2005, $30 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 37% of the cost or amortized cost of such securities. Of such unrealized losses of $30 million, all related to securities that were in an unrealized loss position for a period of less than six months.

     The Company held two fixed maturity securities and equity securities each with a gross unrealized loss at December 31, 2006 of greater than $10 million. These securities represented 3%, or $25 million in the aggregate, of the gross unrealized loss on fixed maturity and equity securities.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 2006 and 2005, the Company had $866 million and $884 million, respectively, of gross unrealized loss related to its fixed maturity and equity securities. These securities are concentrated, calculated as a percentage of gross unrealized loss, as follows:

                                                                       DECEMBER
                                                                         31,
                                                                     -----------
                                                                     2006   2005
                                                                     ----   ----
SECTOR:
  U.S. corporate securities........................................    49%    47%
  Residential mortgage-backed securities...........................     9     15
  Foreign corporate securities.....................................    15     16
  U.S. Treasury/agency securities..................................    15      7
  Commercial mortgage-backed securities............................     5      9
  Other............................................................     7      6
                                                                      ---    ---
     Total.........................................................   100%   100%
                                                                      ===    ===
INDUSTRY:
  Industrial.......................................................    26%    25%
  Finance..........................................................    18     17
  Government.......................................................    15      7
  Mortgage-backed..................................................    14     24
  Utility..........................................................    10      6
  Other............................................................    17     21
                                                                      ---    ---
     Total.........................................................   100%   100%
                                                                      ===    ===



     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. One of the criteria which the Company considers in its other-than-temporary impairment analysis is its intent and ability to hold securities for a period of time sufficient to allow for the recovery of their value to an amount equal to or greater than cost or amortized cost. The Company's intent and ability to hold securities considers broad portfolio management objectives such as asset/liability duration management, issuer and industry segment exposures, interest rate views and the overall total return focus. In following these portfolio management objectives, changes in facts and circumstances that were present in past reporting periods may trigger a decision to sell securities that were held in prior reporting periods. Decisions to sell are based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives including liquidity needs or duration targets on asset/liability managed portfolios. The Company attempts to anticipate these types of changes and if a sale decision has been made on an impaired security and that security is not expected to recover prior to the expected time of sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an other-than-temporary impairment loss will be recognized.

     Based upon the Company's current evaluation of the securities in accordance with its impairment policy, the cause of the decline being principally attributable to the general rise in rates during the holding period, and the Company's current intent and ability to hold the fixed maturity and equity securities with unrealized losses for a period of time sufficient for them to recover, the Company has concluded that the aforementioned securities are not other-than-temporarily impaired.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  SECURITIES LENDING

     The Company participates in a securities lending program whereby blocks of securities, which are included in fixed maturity and equity securities, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $8.8 billion and $9.4 billion and an estimated fair value of $8.6 billion and $9.3 billion were on loan under the program at December 31, 2006 and 2005, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $8.9 billion and $9.6 billion at December 31, 2006 and 2005, respectively. Security collateral of $83 million and $174 million on deposit from customers in connection with the securities lending transactions at December 31, 2006 and 2005, respectively, may not be sold or repledged and is not reflected in the consolidated financial statements.

  ASSETS ON DEPOSIT

     The Company had investment assets on deposit with regulatory agencies with a fair market value of $20 million and $25 million at December 31, 2006 and 2005, respectively, consisting primarily of fixed maturity and equity securities.

  MORTGAGE AND CONSUMER LOANS

     Mortgage and consumer loans are categorized as follows:

                                                                  DECEMBER 31,
                                                      -----------------------------------
                                                            2006               2005
                                                      ----------------   ----------------
                                                      AMOUNT   PERCENT   AMOUNT   PERCENT
                                                      ------   -------   ------   -------
                                                                 (IN MILLIONS)
Commercial mortgage loans...........................  $2,095      58%    $1,173      46%
Agricultural mortgage loans.........................   1,460      41      1,300      51
Consumer loans......................................      46       1         79       3
                                                      ------     ---     ------     ---
  Subtotal..........................................   3,601     100%     2,552     100%
                                                                 ===                ===
Less: Valuation allowances..........................       6                  9
                                                      ------             ------
Mortgage and consumer loans.........................  $3,595             $2,543
                                                      ======             ======



     Mortgage loans are collateralized by properties located in the United States. At December 31, 2006, 27%, 8% and 7% of the value of the Company's mortgage and consumer loans were located in California, Texas and New York, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

     Information regarding loan valuation allowances for mortgage and consumer loans is as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              2006      2005      2004
                                                              ----      ----      ----
                                                                    (IN MILLIONS)
Balance at January 1,.......................................   $ 9       $ 1       $ 1
Additions...................................................     3         8        --
Deductions..................................................    (6)       --        --
                                                               ---       ---       ---
Balance at December 31,.....................................   $ 6       $ 9       $ 1
                                                               ===       ===       ===


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A portion of the Company's mortgage and consumer loans was impaired and consists of the following:

                                                                      DECEMBER 31,
                                                            -------------------------------
                                                                 2006             2005
                                                            --------------   --------------
                                                                     (IN MILLIONS)
Impaired loans with valuation allowances..................        $--              $ 2
Impaired loans without valuation allowances...............          8               14
                                                                  ---              ---
  Subtotal................................................          8               16
Less: Valuation allowances on impaired loans..............         --                1
                                                                  ---              ---
  Impaired loans..........................................        $ 8              $15
                                                                  ===              ===



     Mortgage and consumer loans with scheduled payments of 90 days or more past due on which interest is still accruing had an amortized cost of $6 million and $13 million at December 31, 2006 and 2005, respectively. There were no mortgage and consumer loans on which interest is no longer accrued at both December 31, 2006 and 2005. There were no mortgage and consumer loans in foreclosure at both December 31, 2006 and 2005.

  REAL ESTATE AND REAL ESTATE JOINT VENTURES

     Real estate and real estate joint ventures consisted of the following:

                                                                      DECEMBER 31,
                                                            -------------------------------
                                                                 2006             2005
                                                            --------------   --------------
                                                                     (IN MILLIONS)
Real estate...............................................       $ 37              $36
Accumulated depreciation..................................         (1)              --
                                                                 ----              ---
Net real estate...........................................         36               36
Real estate joint ventures................................        144               60
                                                                 ----              ---
Real estate and real estate joint ventures................       $180              $96
                                                                 ====              ===



     The components of real estate and real estate joint ventures are as follows:

                                                                       DECEMBER
                                                                         31,
                                                                     -----------
                                                                     2006   2005
                                                                     ----   ----
                                                                         (IN
                                                                      MILLIONS)
Real estate and real estate joint ventures held-for-investment.....  $173    $91
Real estate held-for-sale..........................................     7      5
                                                                     ----    ---
Real estate and real estate joint ventures.........................  $180    $96
                                                                     ====    ===



     Related depreciation expense was insignificant for all periods presented.

     There were no non-income producing real estate and real estate joint ventures at December 31, 2006. The carrying value of non-income producing real estate and real estate joint ventures was $3 million at December 31, 2005.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Real estate and real estate joint ventures were categorized as follows:

                                                                  DECEMBER 31,
                                                      -----------------------------------
                                                            2006               2005
                                                      ----------------   ----------------
                                                      AMOUNT   PERCENT   AMOUNT   PERCENT
                                                      ------   -------   ------   -------
                                                                 (IN MILLIONS)
Office..............................................   $ 46       26%      $53       55%
Apartments..........................................     --       --         1        1
Retail..............................................     12        7        --       --
Real estate investment funds........................     93       52        --       --
Land................................................      1       --         3        3
Agriculture.........................................     28       15        31       32
Industrial..........................................     --       --         8        9
                                                       ----      ---       ---      ---
  Total.............................................   $180      100%      $96      100%
                                                       ====      ===       ===      ===



     The Company's real estate holdings are primarily located in the United States. At December 31, 2006, 72%, 7% and 6% of the Company's real estate holdings were located in New York, Florida and Texas, respectively.

  NET INVESTMENT INCOME

     The components of net investment income are as follows:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                             ----------------------
                                                              2006     2005    2004
                                                             ------   ------   ----
                                                                  (IN MILLIONS)
Fixed maturity securities..................................  $2,719   $1,377   $176
Equity securities..........................................      17        6     --
Mortgage and consumer loans................................     182      113     34
Policy loans...............................................      52       26      2
Real estate and real estate joint ventures.................      29        2     --
Other limited partnership interests........................     238       33     --
Cash, cash equivalents and short-term investments..........     137       71      6
Other......................................................       8       --     --
                                                             ------   ------   ----
  Total investment income..................................   3,382    1,628    218
Less: Investment expenses..................................     543      190     11
                                                             ------   ------   ----
  Net investment income....................................  $2,839   $1,438   $207
                                                             ======   ======   ====



     For the years ended December 31, 2006, 2005 and 2004, affiliated investment income of $29 million, $10 million and $4 million, respectively, related to short-term investments, is included in the table above.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  NET INVESTMENT GAINS (LOSSES)

     The components of net investment gains (losses) are as follows:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                              --------------------
                                                               2006    2005   2004
                                                              -----   -----   ----
                                                                  (IN MILLIONS)
Fixed maturity securities...................................  $(497)  $(300)   $(5)
Equity securities...........................................     10       1     --
Mortgage and consumer loans.................................      7      (9)    --
Real estate and real estate joint ventures..................     64       7     --
Other limited partnership interests.........................     (1)     (1)    --
Sales of businesses.........................................     --       2     --
Derivatives.................................................    177      (2)    (4)
Other.......................................................   (281)    104     --
                                                              -----   -----    ---
  Net investment gains (losses).............................  $(521)  $(198)   $(9)
                                                              =====   =====    ===



     For the years ended December 31, 2006, 2005 and 2004, affiliated investment gains (losses) of ($87) million, ($25) million and ($4) million, respectively, are included in the table above.

     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment, are attributable to declines in fair value occurring in the period of the disposition or are as a result of management's decision to sell securities based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives.

     Losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment gains (losses), were $41 million, $0 and $1 million for the years ended December 31, 2006, 2005 and 2004, respectively.

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), are as follows:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                              --------------------
                                                               2006    2005   2004
                                                              -----   -----   ----
                                                                  (IN MILLIONS)
Fixed maturity securities...................................  $(566)  $(639)  $ 97
Equity securities...........................................     17      (4)    --
Derivatives.................................................     (9)     (2)    (4)
Other.......................................................      7     (19)    --
                                                              -----   -----   ----
  Subtotal..................................................   (551)   (664)    93
                                                              -----   -----   ----
Amounts allocated from:
  Future policy benefit loss recognition....................     --     (78)    --
  DAC and VOBA..............................................     66     102    (47)
                                                              -----   -----   ----
  Subtotal..................................................     66      24    (47)
Deferred income tax.........................................    171     224    (16)
                                                              -----   -----   ----
  Subtotal..................................................    237     248    (63)
                                                              -----   -----   ----
     Net unrealized investment gains (losses)...............  $(314)  $(416)  $ 30
                                                              =====   =====   ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The changes in net unrealized investment gains (losses) are as follows:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                              --------------------
                                                               2006    2005   2004
                                                              -----   -----   ----
                                                                  (IN MILLIONS)
Balance, January 1,.........................................  $(416)  $  30   $ 32
Unrealized investment gains (losses) during the year........    113    (756)   (14)
Unrealized investment gains (losses) relating to:
  Future policy benefit gain (loss) recognition.............     78     (78)    --
  DAC and VOBA..............................................    (36)    148     10
  Deferred income tax.......................................    (53)    240      2
                                                              -----   -----   ----
Balance, December 31,.......................................  $(314)  $(416)  $ 30
                                                              =====   =====   ====
Net change in unrealized investment gains (losses)..........  $ 102   $(446)  $ (2)
                                                              =====   =====   ====



  TRADING SECURITIES

     MetLife Connecticut was the majority owner of Tribeca on the Acquisition Date. Tribeca was a feeder fund investment structure whereby the feeder fund invests substantially all of its assets in the master fund, Tribeca Global Convertible Instruments, Ltd. The primary investment objective of the master fund is to achieve enhanced risk-adjusted return by investing in domestic and foreign equities and equity-related securities utilizing such strategies as convertible securities arbitrage. At December 31, 2005, the Company was the majority owner of Tribeca and consolidated the fund within its consolidated financial statements. At December 31, 2005, the Company held $452 million of trading securities and $190 million of the short sale agreements associated with the trading securities portfolio, which are included within other liabilities. Net investment income related to the trading activities of Tribeca, which included interest and dividends earned and net realized and unrealized gains (losses), was $12 million and $6 million for the years ended December 31, 2006 and 2005, respectively.

     During the second quarter of 2006, the Company's ownership interests in Tribeca declined to a position whereby Tribeca is no longer consolidated and, as of June 30, 2006, is accounted for under the equity method of accounting. The equity method investment at December 31, 2006 of $82 million was included in other limited partnership interests. Net investment income related to the Company's equity method investment in Tribeca was $9 million for the six months ended December 31, 2006.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  VARIABLE INTEREST ENTITIES

     The following table presents the total assets of and maximum exposure to loss relating to VIEs for which the Company has concluded that it holds significant variable interests but it is not the primary beneficiary and which have not been consolidated:

                                                                   DECEMBER 31, 2006
                                                               ------------------------
                                                                              MAXIMUM
                                                                  TOTAL     EXPOSURE TO
                                                               ASSETS (1)     LOSS (2)
                                                               ----------   -----------
                                                                     (IN MILLIONS)
Asset-backed securitizations.................................    $   866        $ 39
Real estate joint ventures(3)................................        944          63
Other limited partnership interests(4).......................      2,629         193
Other investments(5).........................................     14,839         485
                                                                 -------        ----
  Total......................................................    $19,278        $780
                                                                 =======        ====



--------

   (1) The assets of the asset-backed securitizations are reflected at fair value at December 31, 2006. The assets of the real estate joint ventures, other limited partnership interests and other investments are reflected at the carrying amounts at which such assets would have been reflected on the Company's balance sheet had the Company consolidated the VIE from the date of its initial investment in the entity.

   (2) The maximum exposure to loss of the asset-backed securitizations is equal to the carrying amounts of participation. The maximum exposure to loss relating to real estate joint ventures, other limited partnership interests and other investments is equal to the carrying amounts plus any unfunded commitments, reduced by amounts guaranteed by other partners.

   (3) Real estate joint ventures include partnerships and other ventures which engage in the acquisition, development, management and disposal of real estate investments.

   (4) Other limited partnership interests include partnerships established for the purpose of investing in public and private debt and equity securities, as well as limited partnerships.

   (5) Other investments include securities that are not asset-backed securitizations.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5.  DERIVATIVE FINANCIAL INSTRUMENTS

  TYPES OF DERIVATIVE FINANCIAL INSTRUMENTS

     The following table presents the notional amounts and current market or fair value of derivative financial instruments held at:

                             DECEMBER 31, 2006                    DECEMBER 31, 2005
                     ---------------------------------    ---------------------------------
                                     CURRENT MARKET                       CURRENT MARKET
                                     OR FAIR VALUE                        OR FAIR VALUE
                     NOTIONAL    ---------------------    NOTIONAL    ---------------------
                      AMOUNT     ASSETS    LIABILITIES     AMOUNT     ASSETS    LIABILITIES
                     --------    ------    -----------    --------    ------    -----------
                                                  (IN MILLIONS)
Interest rate
  swaps...........    $ 8,841    $  431        $ 70        $ 6,623    $  356        $ 52
Interest rate
  floors..........      9,021        71          --          2,000        26          --
Interest rate
  caps............      6,715         6          --          3,020        18          --
Financial
  futures.........        602         6           1            228         2           2
Foreign currency
  swaps...........      2,723       580          66          3,110       429          76
Foreign currency
  forwards........        124         1          --            488        18           2
Options...........         --        80           7             --       165           3
Financial
  forwards........        900        --          15             --        --           2
Credit default
  swaps...........      1,231         1           5            987         2           2
                      -------    ------        ----        -------    ------        ----
  Total...........    $30,157    $1,176        $164        $16,456    $1,016        $139
                      =======    ======        ====        =======    ======        ====



     The above table does not include notional values for equity futures, equity financial forwards and equity options. At December 31, 2006 and 2005, the Company owned 290 and 587 equity futures contracts, respectively. Market values of equity futures are included in financial futures in the preceding table. At December 31, 2006 and 2005, the Company owned 85,500 and 75,500 equity financial forwards, respectively. Market values of equity financial forwards are included in financial forwards in the preceding table. At December 31, 2006 and 2005, the Company owned 1,022,900 and 1,420,650 equity options, respectively. Market values of equity options are included in options in the preceding table.

     The following table presents the notional amounts of derivative financial instruments by maturity at December 31, 2006:

                                                          REMAINING LIFE
                    -----------------------------------------------------------------------------------------
                                          AFTER ONE YEAR       AFTER FIVE YEARS
                    ONE YEAR OR LESS    THROUGH FIVE YEARS    THROUGH TEN YEARS    AFTER TEN YEARS     TOTAL
                    ----------------    ------------------    -----------------    ---------------    -------
                                                          (IN MILLIONS)
Interest rate
  swaps...........       $  980               $ 5,570              $ 1,699              $  592        $ 8,841
Interest rate
  floors..........           --                   551                8,470                  --          9,021
Interest rate
  caps............           --                 6,715                   --                  --          6,715
Financial
  futures.........          602                    --                   --                  --            602
Foreign currency
  swaps...........           67                 1,588                  996                  72          2,723
Foreign currency
  forwards........          124                    --                   --                  --            124
Financial
  forwards........           --                    --                   --                 900            900
Credit default
  swaps...........           30                 1,186                   15                  --          1,231
                         ------               -------              -------              ------        -------
  Total...........       $1,803               $15,610              $11,180              $1,564        $30,157
                         ======               =======              =======              ======        =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     The Company also enters into basis swaps to better match the cash flows from assets and related liabilities. In a basis swap, both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Basis swaps are included in interest rate swaps in the preceding table.

     Interest rate caps and floors are used by the Company primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities (duration mismatches), as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively.

     In exchange-traded interest rate (Treasury and swap) and equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate and equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange.

     Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring, and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The value of interest rate futures is substantially impacted by changes in interest rates and they can be used to modify or hedge existing interest rate risk.

     Exchange-traded equity futures are used primarily to hedge liabilities embedded in certain variable annuity products offered by the Company.

     Foreign currency derivatives, including foreign currency swaps, foreign currency forwards and currency option contracts, are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. The Company also uses foreign currency forwards to hedge the foreign currency risk associated with certain of its net investments in foreign operations.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency at the specified future date.

     The Company enters into currency option contracts that give it the right, but not the obligation, to sell the foreign currency amount in exchange for a functional currency amount within a limited time at a contracted price. The contracts may also be net settled in cash, based on differentials in the foreign exchange rate and the strike price. Currency option contracts are included in options in the preceding table.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. To hedge against adverse changes in equity indices, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. Equity index options are included in options in the preceding table.

     The Company enters into financial forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date.

     Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. Equity variance swaps are included in financial forwards in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

     Credit default swaps are also used to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and usually a U.S. Treasury or Agency security.

  HEDGING

     The following table presents the notional amounts and fair value of derivatives by type of hedge designation at:

                                            DECEMBER 31, 2006                 DECEMBER 31, 2005
                                     -------------------------------   -------------------------------
                                                     FAIR VALUE                        FAIR VALUE
                                     NOTIONAL   --------------------   NOTIONAL   --------------------
                                      AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                     --------   ------   -----------   --------   ------   -----------
                                                               (IN MILLIONS)
Fair value.........................   $    69   $   --       $  1       $    71   $   --       $ --
Cash flow..........................       455       42         --           442        2          4
Non-qualifying.....................    29,633    1,134        163        15,943    1,014        135
                                      -------   ------       ----       -------   ------       ----
  Total............................   $30,157   $1,176       $164       $16,456   $1,016       $139
                                      =======   ======       ====       =======   ======       ====



     The following table presents the settlement payments recorded in income for the:

                                                                YEARS ENDED DECEMBER
                                                                        31,
                                                              -----------------------
                                                              2006     2005      2004
                                                              ----     ----      ----
                                                                   (IN MILLIONS)
Qualifying hedges:
  Interest credited to policyholder account balances........   $(9)     $(1)      $--
Non-qualifying hedges:
  Net investment gains (losses).............................    73       (8)       --
                                                               ---      ---       ---
  Total.....................................................   $64      $(9)      $--
                                                               ===      ===       ===


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  FAIR VALUE HEDGES

     The Company designates and accounts for the following as fair value hedges when they have met the requirements of SFAS 133: (i) interest rate swaps to convert fixed rate investments to floating rate investments; (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments and liabilities; and (iii) interest rate futures to hedge against changes in value of fixed rate securities.

     The Company recognized net investment gains (losses) representing the ineffective portion of all fair value hedges as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              2006      2005      2004
                                                              ----      ----      ----
                                                                    (IN MILLIONS)
Changes in the fair value of derivatives....................   $(1)      $--       $(1)
Changes in the fair value of the items hedged...............     2        --         1
                                                               ---       ---       ---
Net ineffectiveness of fair value hedging activities........   $ 1       $--       $--
                                                               ===       ===       ===



     All components of each derivative's gain or loss were included in the assessment of hedge ineffectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

  CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges, when they have met the requirements of SFAS 133: (i) interest rate swaps to convert floating rate investments to fixed rate investments; (ii) interest rate swaps to convert floating rate liabilities into fixed rate liabilities; and
(iii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments and liabilities.

     For the year ended December 31, 2006, the Company recognized no net investment gains (losses) as the ineffective portion of all cash flow hedges. For the years ended December 31, 2005 and 2004, the Company recognized insignificant net investment gains (losses), which represent the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge ineffectiveness. For the years ended December 31, 2006, 2005 and 2004, there were no instances in which the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments for the years ended December 31, 2006, 2005 and 2004.

     The following table presents the components of other comprehensive income
(loss), before income tax, related to cash flow hedges:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              2006      2005      2004
                                                              ----      ----      ----
                                                                    (IN MILLIONS)
Balance at January 1,.......................................   $(2)      $(4)      $(2)
Gains (losses) deferred in other comprehensive income (loss)
  on the effective portion of cash flow hedges..............    (7)        2        (2)
                                                               ---       ---       ---
Balance at December 31,.....................................   $(9)      $(2)      $(4)
                                                               ===       ===       ===



     At December 31, 2006, $19 million of the deferred net gain on derivatives accumulated in other comprehensive income (loss) are expected to be reclassified to earnings during the year ending December 31, 2007.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps, purchased caps and floors, and interest rate futures to economically hedge its exposure to interest rate volatility; (ii) foreign currency forwards, swaps and option contracts to economically hedge its exposure to adverse movements in exchange rates; (iii) credit default swaps to minimize its exposure to adverse movements in credit; (iv) equity futures, equity index options and equity variance swaps to economically hedge liabilities embedded in certain variable annuity products; (v) credit default swaps to synthetically create investments; and (vi) basis swaps to better match the cash flows of assets and related liabilities.

     For the years ended December 31, 2006, 2005 and 2004, the Company recognized as net investment gains (losses), excluding embedded derivatives, changes in fair value of $16 million, ($37) million and ($6) million, respectively, related to derivatives that do not qualify for hedge accounting.

  EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives which are required to be separated from their host contracts and accounted for as derivatives. These host contracts include guaranteed minimum withdrawal contracts and guaranteed minimum accumulation contracts. The fair value of the Company's embedded derivative assets was $40 million and $0 at December 31, 2006 and 2005, respectively. The fair value of the Company's embedded derivative liabilities was $3 million and $40 million at December 31, 2006 and 2005, respectively. The amounts recorded and included in net investment gains (losses) for the years ended December 31, 2006 and 2005 were gains of $80 million and $41 million, respectively. There were no amounts recorded and included in net investment gains (losses) for the year ended December 31, 2004.

  CREDIT RISK

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. The credit exposure of the Company's derivative transactions is represented by the fair value of contracts with a net positive fair value at the reporting date.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit related losses in the event of nonperformance by counterparties to such derivative instruments.

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments. As of December 31, 2006 and 2005, the Company was obligated to return cash collateral under its control of $273 million and $145 million, respectively. This unrestricted cash collateral is included in cash and cash equivalents and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets. As of December 31, 2006 and 2005, the Company had also accepted collateral consisting of various securities with a fair market value of $410 million and $427 million, respectively, which are held in separate custodial accounts. The Company is permitted by contract to sell or repledge this collateral, but as of December 31, 2006 and 2005, none of the collateral had been sold or repledged.

     In addition, the Company has exchange traded futures, which require the pledging of collateral. As of December 31, 2006 and 2005, the Company pledged collateral of $25 million and $22 million, respectively, which

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral.

6.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA is as follows:

                                                              DAC     VOBA     TOTAL
                                                            ------   ------   ------
                                                                  (IN MILLIONS)
Balance at January 1, 2004................................  $  502   $   --   $  502
  Capitalizations.........................................     281       --      281
                                                            ------   ------   ------
     Subtotal.............................................     783       --      783
  Less: Amortization related to:
     Net investment gains (losses)........................      (2)      --       (2)
     Unrealized investment gains (losses).................     (10)      --      (10)
     Other expenses.......................................     117       --      117
                                                            ------   ------   ------
       Total amortization.................................     105       --      105
                                                            ------   ------   ------
Balance at December 31, 2004..............................     678       --      678
Contribution of MetLife Connecticut from MetLife (Note
  2)......................................................      --    3,490    3,490
  Capitalizations.........................................     886       --      886
                                                            ------   ------   ------
     Subtotal.............................................   1,564    3,490    5,054
  Less: Amortization related to:
     Net investment gains (losses)........................      --      (26)     (26)
     Unrealized investment gains (losses).................     (41)    (107)    (148)
     Other expenses.......................................     109      205      314
                                                            ------   ------   ------
       Total amortization.................................      68       72      140
                                                            ------   ------   ------
Balance at December 31, 2005..............................   1,496    3,418    4,914
  Capitalizations.........................................     721       --      721
                                                            ------   ------   ------
     Subtotal.............................................   2,217    3,418    5,635
  Less: Amortization related to:
     Net investment gains (losses)........................     (16)     (68)     (84)
     Unrealized investment gains (losses).................     (10)      46       36
     Other expenses.......................................     252      320      572
                                                            ------   ------   ------
       Total amortization.................................     226      298      524
                                                            ------   ------   ------
Balance at December 31, 2006..............................  $1,991   $3,120   $5,111
                                                            ======   ======   ======



     The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $358 million in 2007, $333 million in 2008, $312 million in 2009, $283 million in 2010 and $253 million in 2011.

     Amortization of VOBA and DAC is related to (i) investment gains and losses and the impact of such gains and losses on the amount of the amortization; (ii) unrealized investment gains and losses to provide information regarding the amount that would have been amortized if such gains and losses had been recognized; and (iii) other expenses to provide amounts related to the gross margins or profits originating from transactions other than investment gains and losses.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7.  GOODWILL

     Goodwill is the excess of cost over the fair value of net assets acquired. Information regarding goodwill is as follows:

                                                                      DECEMBER
                                                                        31,
                                                                    -----------
                                                                    2006   2005
                                                                    ----   ----
                                                                        (IN
                                                                     MILLIONS)
Balance at January 1,.............................................  $924   $ 68
Contribution of MetLife Connecticut from MetLife (Note 2).........    29    856
                                                                    ----   ----
Balance at December 31,...........................................  $953   $924
                                                                    ====   ====



8.  INSURANCE

  VALUE OF DISTRIBUTION AGREEMENTS AND CUSTOMER RELATIONSHIPS ACQUIRED

     Information regarding VODA and the value of customer relationships acquired ("VOCRA"), which are reported in other assets, is as follows:

                                                                 YEARS ENDED DECEMBER
                                                                          31,
                                                                ----------------------
                                                                2006     2005     2004
                                                                ----     ----     ----
                                                                     (IN MILLIONS)
Balance at January 1,........................................   $ 72      $--      $--
Contribution of MetLife Connecticut from MetLife (Note 2)....     --       73       --
Contribution of VODA from MetLife............................    167       --       --
Amortization.................................................     (2)      (1)      --
                                                                ----      ---      ---
Balance at December 31,......................................   $237      $72      $--
                                                                ====      ===      ===



     The estimated future amortization expense allocated to other expenses for the next five years for VODA and VOCRA is $5 million in 2007, $7 million in 2008, $9 million in 2009, $11 million in 2010 and $11 million in 2011.

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA of $167 million, net of deferred income tax of $5 million, for which MLI-USA receives the benefit. The VODA originated through MetLife's acquisition of Travelers and is reported within other assets in the amount of $166 million at December 31, 2006.

     The value of the other identifiable intangibles as discussed above reflects the estimated fair value of the Citigroup/Travelers distribution agreement acquired at July 1, 2005 and will be amortized in relation to the expected economic benefits of the agreement. The weighted average amortization period of the other intangible assets is 16 years. If actual experience under the distribution agreements differs from expectations, the amortization of these intangibles will be adjusted to reflect actual experience.

     The use of discount rates was necessary to establish the fair value of the other identifiable intangible assets. In selecting the appropriate discount rates, management considered its weighted average cost of capital as well as the weighted average cost of capital required by market participants. A discount rate of 11.5% was used to value these intangible assets.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  SALES INDUCEMENTS

     Information regarding deferred sales inducements, which are reported in other assets, is as follows:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                             ----------------------
                                                             2006     2005     2004
                                                             ----     ----     ----
                                                                  (IN MILLIONS)
Balance at January 1,......................................  $218     $143     $ 94
Capitalization.............................................   129       83       65
Amortization...............................................   (17)      (8)     (16)
                                                             ----     ----     ----
Balance at December 31,....................................  $330     $218     $143
                                                             ====     ====     ====



  SEPARATE ACCOUNTS

     Separate account assets and liabilities at December 31, 2006, include pass-through separate accounts totaling $50.1 billion for which the policyholder assumes all investment risk. Separate account assets and liabilities at December 31, 2005, included two categories of account types: pass-through separate accounts totaling $43.6 billion and separate accounts with a minimum return or account value for which the Company contractually guarantees either a minimum return or account value to the policyholder which totaled $943 million. The average interest rates credited on these contracts were 4.5% at December 31, 2005.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $800 million, $467 million and $155 million for the years ended December 31, 2006, 2005 and 2004, respectively.

     For the years ended December 31, 2006, 2005 and 2004, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  OBLIGATIONS UNDER GUARANTEED INTEREST CONTRACT PROGRAM

     The Company issues fixed and floating rate obligations under its guaranteed interest contract ("GIC") program which are denominated in either U.S. dollars or foreign currencies. During the year ended December 31, 2006, there were no new issuances in such obligations and there were repayments of $1.1 billion. During the years ended December 31, 2005 and 2004, there were no new issuances or repayments of such obligations. Accordingly, at December 31, 2006 and 2005, GICs outstanding, which are included in PABs, were $4.6 billion and $5.3 billion, respectively. During the years ended December 31, 2006, 2005 and 2004, interest credited on the contracts, which are included in interest credited to PABs, was $163 million, $80 million and $0, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  LIABILITIES FOR UNPAID CLAIMS AND CLAIM EXPENSES

     Information regarding the liabilities for unpaid claims and claim expenses relating to group accident and non-medical health policies and contracts, which are reported in future policyholder benefits, is as follows:

                                                  YEARS ENDED DECEMBER 31,
                                                 -------------------------
                                                     2006          2005
                                                 -----------   -----------
                                                       (IN MILLIONS)
Balance at January 1,..........................  $       512   $        --
  Less: Reinsurance recoverables...............         (373)           --
                                                 -----------   -----------
Net balance January 1,.........................          139            --
                                                 -----------   -----------
Contribution of MetLife Connecticut by MetLife
  (Note 2).....................................           --           137
Incurred related to:
  Current year.................................           29            19
  Prior years..................................            4            (3)
                                                 -----------   -----------
                                                          33            16
                                                 -----------   -----------
Paid related to:
  Current year.................................           (2)           (1)
  Prior years..................................          (22)          (13)
                                                 -----------   -----------
                                                         (24)          (14)
                                                 -----------   -----------
Net balance at December 31,....................          148           139
  Add: Reinsurance recoverables................          403           373
                                                 -----------   -----------
Balance at December 31,........................  $       551   $       512
                                                 ===========   ===========



     There were no liabilities for unpaid claims and claims expenses for the year ended December 31, 2004.

     Claims and claim adjustment expenses associated with prior periods increased by $4 million for the year ended December 31, 2006, and decreased by $3 million for the year ended December 31, 2005. There were no claims and claim adjustment expenses associated with prior periods for the year ended December 31, 2004. In all periods presented, the change was due to differences between actual benefit periods and expected benefit periods for long-term care and disability contracts.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return").

     The Company also issues universal and variable life contracts where the Company contractually guarantees to the contractholder a secondary guarantee.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts is as follows:

                                                                AT DECEMBER 31,
                                  ---------------------------------------------------------------------------
                                                 2006                                     2005
                                  ----------------------------------       ----------------------------------
                                      IN THE                 AT                IN THE                 AT
                                  EVENT OF DEATH       ANNUITIZATION       EVENT OF DEATH       ANNUITIZATION
                                  --------------       -------------       --------------       -------------
                                                                 (IN MILLIONS)
ANNUITY CONTRACTS(1)
RETURN OF NET DEPOSITS
  Separate account value........     $   8,213                 N/A            $   5,537                 N/A
  Net amount at risk(2).........     $      --(3)              N/A            $      --(3)              N/A
  Average attained age of
     contractholders............      61 years                 N/A             61 years                 N/A
ANNIVERSARY CONTRACT VALUE OR
  MINIMUM RETURN
  Separate account value........     $  44,036           $  13,179            $  40,744           $  10,081
  Net amount at risk(2).........     $   1,422(3)        $      30(4)         $     934(3)        $      38(4)
  Average attained age of
     contractholders............      58 years            60 years             60 years            60 years



                                                                    AT DECEMBER 31,
                                                              ---------------------------
                                                                 2006             2005
                                                              ----------       ----------
                                                               SECONDARY        SECONDARY
                                                              GUARANTEES       GUARANTEES
                                                              ----------       ----------
                                                                     (IN MILLIONS)
UNIVERSAL AND VARIABLE LIFE CONTRACTS(1)
Account value (general and separate account)...........        $   3,262        $   2,849
Net amount at risk(2)..................................        $  48,630(3)     $  44,943(3)
Average attained age of policyholders..................         57 years         56 years


--------

   (1) The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

   (2) The net amount at risk is based on the direct amount at risk (excluding reinsurance).

   (3) The net amount at risk for guarantees of amounts in the event of death is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

   (4) The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal and variable life contracts is as follows:

                                                      ANNUITY      UNIVERSAL AND VARIABLE
                                                     CONTRACTS         LIFE CONTRACTS
                                                  --------------   ----------------------
                                                    GUARANTEED            SECONDARY
                                                  DEATH BENEFITS         GUARANTEES         TOTAL
                                                  --------------   ----------------------   -----
                                                                   (IN MILLIONS)
Balance at January 1, 2004......................        $--                  $--             $--
Incurred guaranteed benefits....................         --                   --              --
Paid guaranteed benefits........................         --                   --              --
                                                        ---                  ---             ---
Balance at December 31, 2004....................         --                   --              --
Incurred guaranteed benefits....................          3                    9              12
Paid guaranteed benefits........................         --                   --              --
                                                        ---                  ---             ---
Balance at December 31, 2005....................          3                    9              12
Incurred guaranteed benefits....................         --                   22              22
Paid guaranteed benefits........................         (3)                  --              (3)
                                                        ---                  ---             ---
Balance at December 31, 2006....................        $--                  $31             $31
                                                        ===                  ===             ===




     MLI-USA had guaranteed death and annuitization benefit liabilities on its annuity contracts of $38 million and $28 million at December 31, 2006 and 2005, respectively. MLI-USA reinsures 100% of this liability with an affiliate and has a corresponding recoverable from affiliated reinsurers related to such guarantee liabilities.

     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:

                                                                   DECEMBER 31,
                                                                -----------------
                                                                  2006      2005
                                                                -------   -------
                                                                  (IN MILLIONS)
Mutual Fund Groupings
  Equity......................................................  $37,992   $30,480
  Bond........................................................    2,831     2,952
  Balanced....................................................    2,790     3,273
  Money Market................................................      949       791
  Specialty...................................................      460       684
                                                                -------   -------
     Total....................................................  $45,022   $38,180
                                                                =======   =======



9.  REINSURANCE

     The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. The Company has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis or a quota share basis. The Company has reinsured up to 90% of the mortality risk for all new individual life insurance policies. This practice was initiated by the Company for different products starting at various points in time between 1997 and 2004. On a case by case basis, the Company may retain up to $5 million per life on single life individual policies and reinsure 100% of amounts in excess of the Company's retention limits. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specific characteristics.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In addition to reinsuring mortality risk, as described above, the Company reinsures other mortality and non-mortality risks, and specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance arrangements to provide greater diversification of risk and minimize exposure to larger risks.

     The Company reinsures its business through a diversified group of reinsurers. No single unaffiliated reinsurer has a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contracts. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements.

     MICC's workers' compensation business is reinsured through a 100% quota-share agreement with The Travelers Indemnity Company, an insurance subsidiary of The Travelers Companies, Inc.

     Effective July 1, 2000, MetLife Connecticut reinsured 90% of its individual long-term care insurance business with Genworth Life Insurance Company ("GLIC," formerly known as General Electric Capital Assurance Company), and its subsidiary, in the form of indemnity reinsurance agreements. In accordance with the terms of the reinsurance agreement, GLIC will effect assumption and novation of the reinsured contracts, to the extent permitted by law, no later than July 1, 2008. Effective June 30, 2005, MetLife Connecticut entered into an agreement with CIHC to effectively transfer the remaining results from the long-term care block of business from MetLife Connecticut to CIHC. Under the terms of this agreement, any gains remaining are payable to CIHC and any losses remaining are reimbursable from CIHC. MetLife Connecticut does, however, retain limited investment exposure related to the reinsured contracts. Citigroup unconditionally guarantees the performance of its subsidiary, CIHC.

     The Company reinsures the new production of fixed annuities and the riders containing benefit guarantees related to variable annuities to affiliated and non-affiliated reinsurers. The Company reinsures its risk associated with the secondary death benefit guarantee rider on certain universal life contracts to an affiliate. See Note 19.

     The amounts in the consolidated statements of income are presented net of reinsurance ceded. Information regarding the effect of reinsurance is as follows:

                                                         YEARS ENDED DECEMBER
                                                                  31,
                                                         --------------------
                                                          2006    2005   2004
                                                         -----   -----   ----
                                                             (IN MILLIONS)
Direct premiums........................................  $ 599   $ 413    $13
Reinsurance assumed....................................     21      38     --
Reinsurance ceded......................................   (312)   (170)    (4)
                                                         -----   -----    ---
Net premiums...........................................  $ 308   $ 281    $ 9
                                                         =====   =====    ===
Reinsurance recoverables netted against policyholder
  benefits and claims..................................  $ 635   $ 560    $(1)
                                                         =====   =====    ===



     Reinsurance recoverables, included in premiums and other receivables, were $4.6 billion and $4.3 billion at December 31, 2006 and 2005, respectively, including $3.0 billion and $2.8 billion at December 31, 2006 and 2005, respectively, relating to reinsurance on the runoff of long-term care business and $1.3 billion and $1.4 billion at December 31, 2006 and 2005, respectively, relating to reinsurance on the runoff of workers compensation business. Reinsurance and ceded commissions payables, included in other liabilities were $99 million and $64 million at December 31, 2006 and 2005, respectively.

     For the year ended December 31, 2006, both reinsurance ceded and assumed include affiliated transactions of $21 million. For the year ended December 31, 2005, reinsurance ceded and assumed include affiliated transactions

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


of $12 million and $38 million, respectively. For the year ended December 31, 2004, both reinsurance ceded and assumed include affiliated transactions of $1 million.

10.  LONG-TERM DEBT -- AFFILIATED

     Long-term debt outstanding is as follows:

                                                                      DECEMBER
                                                                        31,
                                                                    -----------
                                                                    2006   2005
                                                                    ----   ----
                                                                        (IN
                                                                     MILLIONS)
Surplus notes, interest rate 7.349%, due 2035.....................  $400   $400
Surplus notes, interest rate 5%, due upon request.................    25     25
Surplus notes, interest rate LIBOR plus 0.75%, due upon request...    10     10
                                                                    ----   ----
  Total long-term debt -- affiliated..............................  $435   $435
                                                                    ====   ====



     Payments of interest and principal on these surplus notes, which are subordinate to all other debt, may be made only with the prior approval of the Delaware Insurance Commissioner.

     MetLife is the holder of a surplus note issued by MLI-USA in the amount of $400 million at December 31, 2006 and 2005.

     MLIG is the holder of two surplus notes issued by MLI-USA in the amounts of $25 million and $10 million at both December 31, 2006 and 2005. These surplus notes may be redeemed, in whole or in part, at the election of the Company at any time, subject to the prior approval of the Delaware Insurance Commissioner.

     The aggregate maturities of long-term debt as of December 31, 2006 are $400 million in 2035, and $35 million payable upon request and regulatory approval.

     Interest expense related to the Company's indebtedness, included in other expenses, was $31 million, $25 million and $2 million for the years ended December 31, 2006, 2005 and 2004, respectively.

11.  INCOME TAX

     The provision for income tax from continuing operations is as follows:

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                         ------------------
                                                         2006   2005   2004
                                                         ----   ----   ----
                                                            (IN MILLIONS)
Current:
  Federal..............................................  $ 18   $ (3)  $(91)
  State................................................    --     (2)     4
                                                         ----   ----   ----
     Subtotal..........................................    18     (5)   (87)
                                                         ----   ----   ----
Deferred:
  Federal..............................................   212    162    100
  State................................................    (2)    (1)     4
                                                         ----   ----   ----
     Subtotal..........................................   210    161    104
                                                         ----   ----   ----
Provision for income tax...............................  $228   $156   $ 17
                                                         ====   ====   ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations is as follows:

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                         ------------------
                                                         2006   2005   2004
                                                         ----   ----   ----
                                                            (IN MILLIONS)
Tax provision at U.S. statutory rate...................  $288   $191    $15
Tax effect of:
  Tax-exempt investment income.........................   (62)   (27)    (3)
  Prior year tax.......................................    (9)    (9)    (1)
  Foreign operations, net of foreign income tax........    12     --     --
  State tax, net of federal benefit....................    --      2      6
  Other, net...........................................    (1)    (1)    --
                                                         ----   ----   ----
Provision for income tax...............................  $228   $156   $ 17
                                                         ====   ====   ====



     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                                    DECEMBER 31,
                                                                 -----------------
                                                                   2006      2005
                                                                 -------   -------
                                                                   (IN MILLIONS)
Deferred income tax assets:
  Benefit, reinsurance and other reserves......................  $ 2,238   $ 2,346
  Net unrealized investment losses.............................      171       224
  Capital loss carryforwards...................................      155        92
  Investments..................................................       63        --
  Operating lease reserves.....................................       13        13
  Net operating loss carryforwards.............................       10        --
  Employee benefits............................................        3         3
  Litigation-related...........................................        1        --
  Other........................................................       20        25
                                                                 -------   -------
                                                                   2,674     2,703
  Less: Valuation allowance....................................        4        --
                                                                 -------   -------
                                                                   2,670     2,703
                                                                 -------   -------
Deferred income tax liabilities:
  DAC and VOBA.................................................   (1,663)   (1,558)
  Investments..................................................       --       (25)
                                                                 -------   -------
                                                                  (1,663)   (1,583)
                                                                 -------   -------
Net deferred income tax asset..................................  $ 1,007   $ 1,120
                                                                 =======   =======



     At December 31, 2006, the Company has a net deferred income tax asset. If the Company determines that any of its deferred income tax assets will not result in future tax benefits, a valuation allowance must be established for the portion of these assets that are not expected to be realized. Based predominantly upon a review of the Company's anticipated future taxable income, but also including all other available evidence, both positive and negative, the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Company's management concluded that it is "more likely than not" that the net deferred income tax assets will be realized.

     Domestic net operating loss carryforwards amount to $15 million at December 31, 2006 and will expire beginning in 2025. Foreign net operating loss carryforwards amount to $35 million at December 31, 2006 with an expiration period of infinity. Capital loss carryforwards amount to $443 million at December 31, 2006 and will expire beginning in 2010.

     The Company has recorded a valuation allowance related to tax benefits of certain foreign net operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain foreign net operating loss carryforwards will not be realized. The tax benefit will be recognized when management believes that it is more likely than not that these deferred income tax assets are realizable. In 2006, the Company recorded a $4 million deferred income tax valuation allowance related to certain foreign net operating loss carryforwards.

     The Company will file a consolidated tax return with its includable life insurance subsidiaries. Non-includable subsidiaries file either a separate individual corporate tax return or a separate consolidated tax return. Under the Tax Allocation Agreement, the federal income tax will be allocated between the companies on a separate return basis and adjusted for credits and other amounts required by the Tax Allocation Agreement.

12.  CONTINGENCIES, COMMITMENTS AND GUARANTEES

CONTINGENCIES

  LITIGATION

     The Company is a defendant in a number of litigation matters. In some of the matters, large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrate to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Thus, unless stated below, the specific monetary relief sought is not noted.

     Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be inherently impossible to ascertain with any degree of certainty. Inherent uncertainties can include how fact finders will view individually and in their totality documentary evidence, the credibility and effectiveness of witnesses' testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

     On a quarterly and yearly basis, the Company reviews relevant information with respect to liabilities for litigation and contingencies to be reflected in the Company's consolidated financial statements. The review includes senior legal and financial personnel. Unless stated below, estimates of possible additional losses or ranges of loss for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities have been established for a number of the matters noted below. It is possible that some of the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2006.

     Macomber, et al. v. Travelers Property Casualty Corp., et al. (Conn. Super. Ct., Hartford, filed April 7, 1999). An amended putative class action complaint was filed against MLAC, Travelers Equity Sales, Inc. and certain former affiliates. The amended complaint alleges Travelers Property Casualty Corporation, a former MLAC affiliate, purchased structured settlement annuities from MLAC and spent less on the purchase of those structured settlement annuities than agreed with claimants, and that commissions paid to brokers for the structured settlement annuities, including an affiliate of MLAC, were paid in part to Travelers Property Casualty Corporation. On May 26, 2004, the Connecticut Superior Court certified a nationwide class action involving the following claims against MLAC: violation of the Connecticut Unfair Trade Practice Statute, unjust enrichment, and civil conspiracy. On June 15, 2004, the defendants appealed the class certification order. In March 2006, the Connecticut Supreme Court reversed the trial court's certification of a class. Plaintiff may seek to file another motion for class certification. Defendants have moved for summary judgment.

     A former registered representative of Tower Square Securities, Inc. ("Tower Square"), a broker-dealer subsidiary of MICC, is alleged to have defrauded individuals by diverting funds for his personal use. In June 2005, the SEC issued a formal order of investigation with respect to Tower Square and served Tower Square with a subpoena. The Securities and Business Investments Division of the Connecticut Department of Banking and NASD are also reviewing this matter. On April 18, 2006, the Connecticut Department of Banking issued a notice to Tower Square asking it to demonstrate its prior compliance with applicable Connecticut securities laws and regulations. In the context of the above, a number of NASD arbitration matters and litigation matters were commenced in 2005 and 2006 against Tower Square. It is reasonably possible that other actions will be brought regarding this matter. Tower Square intends to fully cooperate with the SEC, NASD and the Connecticut Department of Banking, as appropriate, with respect to the matters described above.

     Regulatory bodies have contacted the Company and have requested information relating to various regulatory issues regarding mutual funds and variable insurance products, including the marketing of such products. The Company believes that many of these inquiries are similar to those made to many financial services companies as part of industry-wide investigations by various regulatory agencies. The Company is fully cooperating with regard to these information requests and investigations. The Company at the present time is not aware of any systemic problems with respect to such matters that may have a material adverse effect on the Company's consolidated financial position.

     In addition, the Company is a defendant or co-defendant in various other litigation matters in the normal course of business. These may include civil actions, arbitration proceedings and other matters arising in the normal course of business out of activities as an insurance company, a broker and dealer in securities or otherwise. Further, state insurance regulatory authorities and other federal and state authorities may make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

     In the opinion of the Company's management, the ultimate resolution of these legal and regulatory proceedings would not be likely to have a material adverse effect on the Company's consolidated financial position or liquidity, but, if involving monetary liability, may be material to the Company's operating results for any particular period.

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require life insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed life insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assets and liabilities held for insolvency assessments are as follows:

                                                                       DECEMBER
                                                                         31,
                                                                     -----------
                                                                     2006   2005
                                                                     ----   ----
                                                                         (IN
                                                                      MILLIONS)
Other Assets:
  Premium tax offset for future undiscounted assessments...........   $ 9    $ 9
  Premium tax offsets currently available for paid assessments.....     1      2
                                                                      ---    ---
                                                                      $10    $11
                                                                      ===    ===
Liability:
  Insolvency assessments...........................................   $19    $19
                                                                      ===    ===



     Assessments levied against the Company were less than $1 million for each of the years ended December 31, 2006, 2005 and 2004.

COMMITMENTS

  LEASES

     The Company, as lessee, has entered into lease agreements for office space. Future sublease income is projected to be insignificant. Future minimum rental income and minimum gross rental payments relating to these lease agreements are as follows:

                                                               RENTAL   GROSS RENTAL
                                                               INCOME     PAYMENTS
                                                               ------   ------------
                                                                   (IN MILLIONS)
2007.........................................................    $ 1         $15
2008.........................................................    $ 1         $15
2009.........................................................    $ 1         $ 8
2010.........................................................    $ 1         $ 6
2011.........................................................    $--         $ 6


  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $616 million and $715 million at December 31, 2006 and 2005, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  MORTGAGE LOAN COMMITMENTS

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $665 million and $339 million at December 31, 2006 and 2005, respectively.

  COMMITMENTS TO FUND BANK CREDIT FACILITIES

     The Company commits to lend funds under bank credit facilities. The amount of these unfunded commitments was $173 million at December 31, 2006. The Company did not have any unfunded commitments related to bank credit facilities at December 31, 2005.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  OTHER COMMITMENTS

     MICC is a member of the Federal Home Loan Bank of Boston ("FHLB of Boston") and holds $70 million of common stock of the FHLB of Boston, which is included in equity securities on the Company's consolidated balance sheets. MICC has also entered into several funding agreements with the FHLB of Boston whereby MICC has issued such funding agreements in exchange for cash and for which the FHLB of Boston has been granted a blanket lien on certain MICC assets, including residential mortgages, mortgage-backed securities, obligations of or guaranteed by the United States, state and municipal obligations and corporate debt, to collateralize MICC's obligations under the funding agreements. MICC maintains control over these pledged assets, and may use, commingle, encumber or dispose of any portion of the collateral as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. The funding agreements and the related security agreement represented by this blanket lien provide that upon any event of default by MICC, the FHLB of Boston's recovery is limited to the amount of MICC's liability to the FHLB of Boston. The amount of the Company's liability for funding agreements with the FHLB of Boston was $926 million and $1.1 billion at December 31, 2006 and 2005, respectively, which is included in PABs.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, such as in the case of MetLife International Insurance Company, Ltd. ("MLII," formerly, Citicorp International Life Insurance Company, Ltd.), an affiliate, discussed below, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future.

     The Company has provided a guarantee on behalf of MLII. This guarantee is triggered if MLII cannot pay claims because of insolvency, liquidation or rehabilitation. The agreement was terminated as of December 31, 2004, but termination does not affect policies previously guaranteed. Life insurance coverage in-force under this guarantee was $444 million and $447 million at December 31, 2006 and 2005, respectively. The Company does not hold any collateral related to this guarantee.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

     In connection with synthetically created investment transactions, the Company writes credit default swap obligations requiring payment of principal due in exchange for the referenced credit obligation, depending on the nature or occurrence of specified credit events for the referenced entities. In the event of a specified credit event, the Company's maximum amount at risk, assuming the value of the referenced credits becomes worthless, was $54 million at December 31, 2006. The credit default swaps expire at various times during the next two years.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

13.  EMPLOYEE BENEFIT PLANS

     Subsequent to the Acquisition, the Company became a participating affiliate in qualified and non-qualified, noncontributory defined benefit pension and other postretirement plans sponsored by Metropolitan Life. Employees were credited with prior service recognized by Citigroup, solely (with regard to pension purposes) for the purpose of determining eligibility and vesting under the Metropolitan Life Retirement Plan for United States Employees ("Plan"), a noncontributory qualified defined benefit pension plan, with respect to benefits earned under the Plan subsequent to the Acquisition Date. Net periodic expense related to these plans is based on the employee population as of the valuation date at the beginning of the year. Pension expense of $8 million related to the Metropolitan Life plans was allocated to the Company for the year ended December 31, 2006. There were no expenses allocated to the Company for the six months ended December 31, 2005.

14.  EQUITY

  COMMON STOCK

     The Company has 40,000,000 authorized shares of common stock, 34,595,317 shares of which are outstanding as of December 31, 2006. Of such outstanding shares, 30,000,000 shares are owned directly by MetLife and the remaining shares are owned by MLIG. The par value of the common stock presented in the statement of stockholders' equity prior to the Acquisition Date has been adjusted to reflect the par value of MetLife Connecticut's shares issued to MLIG in exchange for MLI-USA's outstanding common stock. See Note 3.

  DIVIDEND RESTRICTIONS

     The table below sets forth the dividends permitted to be paid to MetLife without insurance regulatory approval and actual dividends paid to MetLife:

                                                                                         2007
                                                                                    -------------
                                                  2005              2006
                                                -------   -----------------------
                                                                    PERMITTED W/O   PERMITTED W/O
COMPANY                                         PAID(1)   PAID(1)    APPROVAL (2)    APPROVAL(3)
-------                                         -------   -------   -------------   -------------
                                                                  (IN MILLIONS)
MetLife Insurance Company of Connecticut......    $--       $917(4)      $--             $690



--------

   (1) Includes amounts paid including those requiring regulatory approval.

   (2) Reflects dividend amounts paid during the relevant year without prior regulatory approval.

   (3) Reflects dividend amounts that may be paid during 2007 without prior regulatory approval. If paid before a specified date during 2007, some or all of such dividend amounts may require regulatory approval.

   (4) Includes a return of capital of $259 million.

     Under Connecticut State Insurance Law, MetLife Connecticut is permitted, without prior insurance regulatory clearance, to pay stockholder dividends to its parent as long as the amount of such dividends, when aggregated with all other dividends in the preceding 12 months, does not exceed the greater of (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year. MetLife Connecticut will be permitted to pay a cash dividend in excess of the greater of such two amounts only if it files notice of its declaration of such a dividend and the amount thereof with the Connecticut Commissioner of Insurance ("Connecticut Commissioner") and the Connecticut Commissioner does not disapprove the payment within 30 days after notice. In addition, any dividend that exceeds earned surplus (unassigned funds, reduced by 25% of unrealized appreciation in value or revaluation of assets or unrealized profits on investments) as of the last filed annual statutory statement requires insurance regulatory approval. Under Connecticut State Insurance Law, the Connecticut Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. The Connecticut State Insurance Law requires prior approval for any dividends for a period of two years following a change in control. As a result of the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Acquisition on July 1, 2005, under Connecticut State Insurance Law, all dividend payments by MetLife Connecticut through June 30, 2007 require prior approval of the Connecticut Commissioner.

  DIVIDEND RESTRICTIONS OF SUBSIDIARIES

     MLAC is regulated under Connecticut State Insurance Law as described above. As a result of the acquisition on July 1, 2005, under Connecticut State Insurance Law all dividend payments by MLAC through June 30, 2007 to the Company require prior approval of the Connecticut Commissioner. MLAC did not pay any dividends in 2006. Since MLAC's statutory unassigned funds surplus is negative, MLAC cannot pay any dividends without prior approval of the Commissioner.

     Under Delaware State Insurance Law, MLI-USA is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to its parent as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). MLI-USA will be permitted to pay a cash dividend to MetLife Connecticut in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Delaware Commissioner of Insurance ("Delaware Commissioner") and the Delaware Commissioner does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as unassigned funds) as of the last filed annual statutory statement requires insurance regulatory approval. Under Delaware State Insurance Law, the Delaware Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. MLI-USA did not pay dividends for the year ended December 31, 2006. Since MLI-USA's statutory unassigned funds surplus is negative, MLI-USA cannot pay any dividends without prior approval of the Delaware Commissioner.

CAPITAL CONTRIBUTIONS

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA, and the associated deferred income tax liability, which is more fully described in Note 8.

     See also Note 3 for information related to the change in the reporting entity.

     MLI-USA received a cash contribution of $300 million from MLIG during the year ended December 31, 2004.

  STATUTORY EQUITY AND INCOME

     Each insurance company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The Company and its insurance subsidiaries each exceeded the minimum RBC requirements for all periods presented herein.

     The NAIC adopted the Codification of Statutory Accounting Principles ("Codification") in 2001. Codification was intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Connecticut Insurance Department and the Delaware Insurance Department have adopted Codification with certain modifications for the preparation of statutory financial statements of insurance companies in Connecticut and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Delaware, respectively. Modifications by the various state insurance departments may impact the effect of Codification on the statutory capital and surplus of MetLife Connecticut and each of its insurance subsidiaries.

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company is the net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within a year.

     Further, statutory accounting principles do not give recognition to purchase accounting adjustments made as a result of the Acquisition.

     Statutory net income of MetLife Connecticut, a Connecticut domiciled insurer, was $749 million, $1.0 billion and $975 million for the years ended December 31, 2006, 2005 and 2004, respectively. Statutory capital and surplus, as filed with the Connecticut Insurance Department, was $4.1 billion and $4.0 billion at December 31, 2006 and 2005, respectively.

     Statutory net income (loss) of MLAC, a Connecticut domiciled insurer, was $107 million, ($97) million and ($211) million for the years ended December 31, 2006, 2005 and 2004, respectively. Statutory capital and surplus, as filed with the Connecticut Insurance Department, was $740 million and $765 million at December 31, 2006 and 2005, respectively.

     Statutory net income (loss) of MLI-USA, a Delaware domiciled insurer, was ($116) million, ($227) million and ($201) million for the years ended December 31, 2006, 2005 and 2004, respectively. Statutory capital and surplus, as filed with the Delaware Insurance Department, was $575 million and $555 million at December 31, 2006 and 2005, respectively.

  OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2006, 2005 and 2004, in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                               YEARS ENDED DECEMBER
                                                                        31,
                                                              ----------------------
                                                               2006     2005    2004
                                                              -----   -------   ----
                                                                   (IN MILLIONS)
Holding gains (losses) on investments arising during the
  year......................................................  $(434)  $(1,148)  $(37)
Income tax effect of holding gains (losses).................    147       402     14
Reclassification adjustments:
  Recognized holding (gains) losses included in current year
     income.................................................    487       295      2
  Amortization of premiums and accretion of discounts
     associated with investments............................     60        96     21
  Income tax effect.........................................   (186)     (137)    (8)
Allocation of holding losses on investments relating to
  other policyholder amounts................................     42        71     10
Income tax effect of allocation of holding losses to other
  policyholder amounts......................................    (14)      (25)    (4)
                                                              -----   -------   ----
Net unrealized investment gains (losses)....................    102      (446)    (2)
                                                              -----   -------   ----
Foreign currency translation adjustment.....................     (2)        2     --
                                                              -----   -------   ----
     Other comprehensive income (loss)......................  $ 100   $  (444)  $ (2)
                                                              =====   =======   ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

15.  OTHER EXPENSES

     Information on other expenses is as follows:

                                                             YEARS ENDED DECEMBER 31,
                                                          ------------------------------
                                                           2006         2005        2004
                                                          ------   -------------   -----
                                                                   (IN MILLIONS)
Compensation............................................  $  211       $ 100       $  --
Commissions.............................................     712         931         237
Interest and debt issue costs...........................      31          25           2
Amortization of DAC and VOBA............................     488         288         115
Capitalization of DAC...................................    (721)       (886)       (281)
Rent, net of sublease income............................      11           7          --
Minority interest.......................................      26           1          --
Insurance tax...........................................      42          10           3
Other...................................................     373         202         103
                                                          ------       -----       -----
  Total other expenses..................................  $1,173       $ 678       $ 179
                                                          ======       =====       =====



16.  BUSINESS SEGMENT INFORMATION

     Prior to the acquisition of MetLife Connecticut by MetLife, MLI-USA operated as a single segment. On the Acquisition Date, MetLife reorganized the Company's operations into two operating segments, Individual and Institutional, as well as Corporate & Other, so as to more closely align the acquired business with the manner in which MetLife manages its existing businesses. Individual offers a wide variety of protection and asset accumulation products, including life insurance, annuities and mutual funds. Institutional offers a broad range of group insurance and retirement & savings products and services, including group life insurance and other insurance products and services. These segments are managed separately because they either provide different products and services, require different strategies or have different technology requirements. Corporate & Other contains the excess capital not allocated to the business segments, various start-up entities and run-off business, the Company's ancillary international operations, interest expense related to the majority of the Company's outstanding debt, expenses associated with certain legal proceedings and the elimination of intersegment transactions.

     Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model accounts for the unique and specific nature of the risks inherent in the Company's businesses. As a part of the economic capital process, a portion of net investment income is credited to the segments based on the level of allocated equity.

     The accounting policies of the segments are the same as those of the Company, except for the method of capital allocation and the accounting for gains (losses) from intercompany sales, which are eliminated in consolidation. Subsequent to the Acquisition Date, the Company allocates equity to each segment based upon the economic capital model used by MetLife that allows MetLife and the Company to effectively manage its capital. The Company evaluates the performance of each segment based upon net income excluding net investment gains (losses), net of income tax, and adjustments related to net investment gains (losses), net of income tax.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Set forth in the tables below is certain financial information with respect to the Company's segments, as well as Corporate & Other, for the years ended December 31, 2006 and 2005.

                                                                              CORPORATE &
FOR THE YEAR ENDED DECEMBER 31, 2006               INDIVIDUAL  INSTITUTIONAL     OTHER       TOTAL
------------------------------------               ----------  -------------  -----------  --------
                                                                     (IN MILLIONS)
STATEMENT OF INCOME:
Premiums.........................................    $   218      $    65       $    25    $    308
Universal life and investment-type product policy
  fees...........................................      1,244           24            --       1,268
Net investment income............................        985        1,449           405       2,839
Other revenues...................................        195           15             2         212
Net investment gains (losses)....................       (194)        (282)          (45)       (521)
Policyholder benefits and claims.................        315          450            27         792
Interest credited to policyholder account
  balances.......................................        669          647            --       1,316
Other expenses...................................      1,045           16           112       1,173
                                                     -------      -------       -------    --------
Income before provision for income tax...........        419          158           248         825
Provision for income tax.........................        145           55            28         228
                                                     -------      -------       -------    --------
Net income.......................................    $   274      $   103       $   220    $    597
                                                     =======      =======       =======    ========
BALANCE SHEET:
Total assets.....................................    $76,897      $35,982       $11,208    $124,087
DAC and VOBA.....................................    $ 4,946      $   165       $    --    $  5,111
Goodwill.........................................    $   234      $   312       $   407    $    953
Separate account assets..........................    $47,566      $ 2,501       $    --    $ 50,067
Policyholder liabilities.........................    $24,429      $27,391       $ 4,446    $ 56,266
Separate account liabilities.....................    $47,566      $ 2,501       $    --    $ 50,067

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                              CORPORATE &
FOR THE YEAR ENDED DECEMBER 31, 2005(1)            INDIVIDUAL  INSTITUTIONAL     OTHER       TOTAL
---------------------------------------            ----------  -------------  -----------  --------
                                                                     (IN MILLIONS)
STATEMENT OF INCOME:
Premiums.........................................    $   152      $   116       $    13    $    281
Universal life and investment-type product policy
  fees...........................................        845           17            --         862
Net investment income............................        530          712           196       1,438
Other revenues...................................        121           10             1         132
Net investment gains (losses)....................       (113)         (87)            2        (198)
Policyholder benefits and claims.................        224          324            22         570
Interest credited to policyholder account
  balances.......................................        417          303            --         720
Other expenses...................................        640           30             8         678
                                                     -------      -------       -------    --------
Income before provision for income tax...........        254          111           182         547
Provision for income tax.........................         53           38            65         156
                                                     -------      -------       -------    --------
Net income.......................................    $   201      $    73       $   117    $    391
                                                     =======      =======       =======    ========
BALANCE SHEET:
Total assets.....................................    $71,385      $38,072       $11,791    $121,248
DAC and VOBA.....................................    $ 4,753      $   161       $    --    $  4,914
Goodwill.........................................    $   227      $   305       $   392    $    924
Separate account assets..........................    $41,347      $ 3,177       $    --    $ 44,524
Policyholder liabilities.........................    $24,855      $28,340       $ 4,282    $ 57,477
Separate account liabilities.....................    $41,347      $ 3,177       $    --    $ 44,524


--------

(1) Includes six months of results for MetLife Connecticut and its subsidiaries and twelve months of results for MLI-USA.

     Net investment income and net investment gains (losses) are based upon the actual results of each segment's specifically identifiable asset portfolio adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

     Revenues derived from any customer did not exceed 10% of consolidated revenues for the years ended December 31, 2006, 2005 and 2004. Substantially all of the Company's revenues originated in the United States.

17.  DISCONTINUED OPERATIONS

  REAL ESTATE

     The Company actively manages its real estate portfolio with the objective of maximizing earnings through selective acquisitions and dispositions. Income related to real estate classified as held-for-sale or sold is presented in discontinued operations. These assets are carried at the lower of depreciated cost or fair value less expected disposition costs.

     In the Institutional segment, the Company had $1 million of investment income and $1 million of investment expense related to discontinued operations resulting in no change to net investment income for the year ended December 31, 2006. The Company had no investment income or expense related to discontinued operations for the years ended December 31, 2005 and 2004.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The carrying value of real estate related to discontinued operations was $7 million and $5 million at December 31, 2006 and 2005, respectively.

18.  FAIR VALUE INFORMATION

     The estimated fair value of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

     Amounts related to the Company's financial instruments are as follows:

                                                         NOTIONAL   CARRYING    ESTIMATED
                                                         AMOUNT       VALUE    FAIR VALUE
DECEMBER 31, 2006                                        --------   --------   ----------
                                                                   (IN MILLIONS)
Assets:
  Fixed maturity securities............................              $47,846     $47,846
  Equity securities....................................              $   795     $   795
  Mortgage and consumer loans..........................              $ 3,595     $ 3,547
  Policy loans.........................................              $   918     $   918
  Short-term investments...............................              $   777     $   777
  Cash and cash equivalents............................              $   649     $   649
  Accrued investment income............................              $   597     $   597
  Mortgage loan commitments............................    $665      $    --     $     1
  Commitments to fund bank credit facilities...........    $173      $    --     $    --
Liabilities:
  Policyholder account balances........................              $29,780     $28,028
  Long-term debt -- affiliated.........................              $   435     $   425
  Payables for collateral under securities loaned and
     other transactions................................              $ 9,155     $ 9,155



                                                         NOTIONAL   CARRYING    ESTIMATED
                                                         AMOUNT       VALUE    FAIR VALUE
DECEMBER 31, 2005                                        --------   --------   ----------
                                                                   (IN MILLIONS)
Assets:
  Fixed maturity securities............................              $52,589     $52,589
  Trading Securities...................................              $   452     $   452
  Equity securities....................................              $   421     $   421
  Mortgage and consumer loans..........................              $ 2,543     $ 2,553
  Policy loans.........................................              $   916     $   916
  Short-term investments...............................              $ 1,769     $ 1,769
  Cash and cash equivalents............................              $   571     $   571
  Accrued investment income............................              $   602     $   602
  Mortgage loan commitments............................    $339      $    --     $    (2)
Liabilities:
  Policyholder account balances........................              $32,877     $31,621
  Long-term debt -- affiliated.........................              $   435     $   443
  Payables for collateral under securities loaned and
     other transactions................................              $ 9,737     $ 9,737

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

  FIXED MATURITY SECURITIES, TRADING SECURITIES AND EQUITY SECURITIES

     The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities.


  MORTGAGE AND CONSUMER LOANS, MORTGAGE LOAN COMMITMENTS AND COMMITMENTS TO FUND BANK CREDIT FACILITIES

     Fair values for mortgage and consumer loans are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. For mortgage loan commitments and commitments to fund bank credit facilities, the estimated fair value is the net premium or discount of the commitments.

  POLICY LOANS

     The carrying values for policy loans approximate fair value.

  CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The carrying values for cash and cash equivalents and short-term investments approximated fair values due to the short-term maturities of these instruments.

  ACCRUED INVESTMENT INCOME

     The carrying value for accrued investment income approximates fair value.

  POLICYHOLDER ACCOUNT BALANCES

     The fair value of PABs which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The fair value of PABs without final contractual maturities are assumed to equal their current net surrender value.

  LONG-TERM DEBT

     The fair values of long-term debt are determined by discounting expected future cash flows using risk rates currently available for debt with similar terms and remaining maturities.

  PAYABLES FOR COLLATERAL UNDER SECURITIES LOANED AND OTHER TRANSACTIONS

     The carrying value for payables for collateral under securities loaned and other transactions approximate fair value.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  DERIVATIVE FINANCIAL INSTRUMENTS

     The fair value of derivative financial instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, foreign currency forwards, caps, floors, and options are based upon quotations obtained from dealers or other reliable sources. See Note 5 for derivative fair value disclosures.

19.  RELATED PARTY TRANSACTIONS

  SERVICE AGREEMENTS

     The Company has entered into a Master Service Agreement with Metropolitan Life who provides administrative, accounting, legal and similar services to the Company. Metropolitan Life charged the Company $167 million, $15 million and $14 million, included in other expenses, for services performed under the Master Service Agreement for the years ended December 31, 2006, 2005 and 2004, respectively.

     The Company entered into a Service Agreement with MetLife Group, Inc. ("MetLife Group"), a wholly-owned subsidiary of MetLife, under which MetLife Group provides personnel services, as needed, to support the activities of the Company. MetLife Group charged the Company $154 million, $49 million and $43 million, included in other expenses, for services performed under the Service Agreement for the years ended December 31, 2006, 2005 and 2004, respectively.

     The Company has entered into various agreements with other affiliates for services necessary to conduct its activities. Typical services provided under these agreements include management, policy administrative functions, investment advice and distribution services. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $190 million, $48 million and $52 million for the years ended December 31, 2006, 2005 and 2004, respectively.

     In 2005, MLI-USA entered into Broker-Dealer Wholesale Sales Agreements with several affiliates ("Distributors"), in which the Distributors agree to sell, on MLI-USA's behalf, fixed rate insurance products through authorized retailers. MLI-USA agrees to compensate the Distributors for the sale and servicing of such insurance products in accordance with the terms of the agreements. The Distributors charged MLI-USA $65 million, included in other expenses, for the year ended December 31, 2006. MLI-USA did not incur any such expenses for the years ended December 31, 2005 and 2004.

     The Company had payables from affiliates of $9 million and $3 million at December 31, 2006 and 2005, respectively, excluding affiliated reinsurance balances discussed below.

  INVESTMENT TRANSACTIONS

     As of December 31, 2006 and 2005, the Company held $581 million and $346 million, respectively, of its total invested assets in the MetLife Money Market Pool and the MetLife Intermediate Income Pool which are affiliated partnerships. These amounts are included in short-term investments.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Assets transferred to and from affiliates, inclusive of amounts related to reinsurance agreements, are as follows:

                                                                   YEARS ENDED
                                                                  DECEMBER 31,
                                                               ------------------
                                                               2006   2005   2004
                                                               ----   ----   ----
                                                                  (IN MILLIONS)
Fair market value of assets transferred to affiliates........  $164   $ 79   $320
Amortized cost of assets transferred to affiliates...........  $164   $ 78   $324
Net investment gains (losses) recognized on transfers........  $ --   $  1   $ (4)
Fair market value of assets transferred from affiliates......  $ 89   $830   $ --

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  REINSURANCE TRANSACTIONS

     As of December 1, 2006, the Company acquired a block of structured settlement business from Texas Life Insurance Company ("Texas Life"), a wholly-owned subsidiary of MetLife, through an assumptive reinsurance agreement. This transaction increased future policyholder benefits of the Company by $1.3 billion and decreased deferred income tax liabilities by $142 million. A receivable at December 31, 2006 was held by the Company of $1.2 billion, related to premiums and other consideration which is expected to be paid by Texas Life during the first quarter of 2007.

     The Company also has reinsurance agreements with MetLife and certain of its subsidiaries, including Metropolitan Life, Reinsurance Group of America, Incorporated, MetLife Reinsurance Company of South Carolina, Exeter Reassurance Company, Ltd., General American Life Insurance Company ("GALIC"), and Mitsui Sumitomo MetLife Insurance Co., Ltd. As of December 31, 2006, the Company had reinsurance related assets and liabilities from these agreements totaling $2.8 billion and $1.2 billion, respectively. Prior-year comparable assets and liabilities were $2.5 billion and $1.2 billion, respectively.

     Effective January 1, 2005, MLI-USA entered into a reinsurance agreement to assume an in-force block of business from GALIC. This agreement covered certain term and universal life policies issued by GALIC on and after January 1, 2000 through December 31, 2004. This agreement also covers certain term and universal life policies issued on or after January 1, 2005. Under this agreement GALIC transferred $797 million of liabilities and $411 million in assets to MLI-USA related to the policies in-force as of December 31, 2004. MLI-USA also paid and deferred 100% of a ceding commission to GALIC of $386 million resulting in no gain or loss on the transfer of the in-force business as of January 1, 2005.

     The following tables reflect related party reinsurance information:

                                                             YEARS ENDED
                                                             DECEMBER 31,
                                                         -------------------
                                                         2006    2005   2004
                                                         ----   -----   ----
                                                            (IN MILLIONS)
Assumed premiums.......................................  $ 21   $  37    $--
Assumed fees, included in universal life and
  investment-type product policy fees..................    65     194     --
Assumed fees, included in net investment gains
  (losses).............................................    --       6     --
Assumed benefits, included in policyholder benefits and
  claims...............................................    11      32     --
Assumed benefits, included in interest credited to
  policyholder account balances........................    49      42     --
Assumed fees, included in other expenses...............    39     543     --
Assumed deferred acquisition costs, included in other
  expenses.............................................    19    (432)    --
                                                         ----   -----    ---
  Total assumed........................................  $204   $ 422    $--
                                                         ====   =====    ===
Ceded premiums.........................................  $ 21   $  12    $ 1
Ceded fees, included in universal life and investment-
  type product policy fees.............................   130      93     37
Ceded fees, included in other revenues.................    68      55     12
Ceded benefits, included in policyholder benefits and
  claims...............................................    86      92     19
Ceded fees, included in other expenses.................    64      97     --
Ceded deferred acquisition costs, included in other
  expenses.............................................    13      85     --
Ceded derivative gains (loss), included in net
  investment gains (losses)............................   (31)      5     --
                                                         ----   -----    ---
  Total ceded..........................................  $351   $ 439    $69
                                                         ====   =====    ===


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                    DECEMBER 31,
                                                                  ---------------
                                                                   2006     2005
                                                                  ------   ------
                                                                   (IN MILLIONS)
Reinsurance recoverables, included in premiums and other
  receivables...................................................  $2,359   $2,079
Reinsurance recoverables, included in other assets..............  $   89   $   88
Assumed (ceded) deferred acquisition costs, included in DAC.....  $  306   $  342
Assumed liabilities, included in other liabilities..............  $    8   $   24
Ceded balances payable, included in other liabilities...........  $   55   $  140
Derivative liabilities, included in policyholder account
  balances......................................................  $  (57)  $  (23)
Assumed liabilities, included in future policy benefits.........  $   26   $   23
Assumed liabilities, included in other policyholder funds.......  $1,182   $1,001


20.  SUBSEQUENT EVENT

     On March 27, 2007, the Company entered into a secured demand note with MetLife Securities, Inc. ("MSI") under which the Company agreed to fund MSI with up to $60 million of cash upon MSI's request. In connection with this agreement, the Company transferred securities with a fair value of $71 million to an MSI custody account to secure the note.

     On September 28, 2007, the Board of Directors declared a dividend of up to $690 million. On October 22, 2007, MICC paid a $690 million dividend, of which $404 million was a return of capital.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE I

                     CONSOLIDATED SUMMARY OF INVESTMENTS --
                    OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2006

                                  (IN MILLIONS)

                                                                                    AMOUNT AT
                                                     COST OR         ESTIMATED   WHICH SHOWN ON
                                                AMORTIZED COST(1)   FAIR VALUE    BALANCE SHEET
                                                -----------------   ----------   --------------
TYPE OF INVESTMENTS
Fixed Maturity Securities:
  Bonds:
     U.S. Treasury/agency securities..........       $ 5,455          $ 5,336        $ 5,336
     State and political subdivision
       securities.............................         1,062            1,030          1,030
     Foreign government securities............           533              573            573
     Public utilities.........................         2,274            2,233          2,233
     All other corporate bonds................        19,390           19,057         19,057
  Mortgage-backed and other asset-backed
     securities...............................        18,462           18,400         18,400
  Redeemable preferred stock..................         1,230            1,217          1,217
                                                     -------          -------        -------
     Total fixed maturity securities..........        48,406           47,846         47,846
                                                     -------          -------        -------
Equity Securities:
  Common stock:
     Banks, trust and insurance companies.....             1                1              1
     Industrial, miscellaneous and all other..           105              110            110
  Non-redeemable preferred stock..............           671              684            684
                                                     -------          -------        -------
     Total equity securities..................           777              795            795
                                                     -------          -------        -------
Mortgage and consumer loans...................         3,595                           3,595
Policy loans..................................           918                             918
Real estate and real estate joint ventures....           180                             180
Other limited partnership interests...........         1,082                           1,082
Short-term investments........................           777                             777
Other invested assets.........................         1,241                           1,241
                                                     -------                         -------
     Total investments........................       $56,976                         $56,434
                                                     =======                         =======



--------

   (1) Cost for fixed maturity securities and mortgage and consumer loans represents original cost reduced by repayments, net valuation allowances and writedowns from other-than-temporary declines in value and adjusted for amortization of premiums or accretion of discount; for equity securities, cost represents original cost reduced by writedowns from other-than-temporary declines in value; for real estate, cost represents original cost reduced by writedowns and adjusted for valuation allowances and depreciation; cost for real estate joint ventures and other limited partnership interests represents original cost reduced for other-than-temporary impairments or original cost adjusted for equity in earnings and distributions.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE II

                  CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                           DECEMBER 31, 2006 AND 2005

                                  (IN MILLIONS)

                                                                  2006      2005
                                                                -------   -------
CONDENSED BALANCE SHEETS
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $38,293 and $42,526,
     respectively)............................................  $37,794   $41,947
  Equity securities available-for-sale, at estimated fair
     value (cost: $703 and $418, respectively)................      719       415
  Mortgage and consumer loans.................................    2,822     1,837
  Policy loans................................................      825       843
  Real estate and real estate joint ventures held-for-
     investment...............................................      143        71
  Real estate held-for-sale...................................        7        --
  Other limited partnership interests.........................      884     1,106
  Short-term investments......................................      186     1,219
  Investment in subsidiaries..................................    3,499     3,187
  Other invested assets.......................................      893       698
                                                                -------   -------
     Total investments........................................   47,772    51,323
Cash and cash equivalents.....................................      291       331
Accrued investment income.....................................      473       474
Premiums and other receivables................................    6,128     4,706
Deferred policy acquisition costs and value of business
  acquired....................................................    1,849     1,924
Current income tax recoverable................................       --        56
Deferred income tax assets....................................    1,281     1,113
Goodwill......................................................      646       612
Other assets..................................................      129       102
Separate account assets.......................................   19,205    19,058
                                                                -------   -------
     Total assets.............................................  $77,774   $79,699
                                                                =======   =======

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Future policy benefits......................................  $17,613   $16,337
  Policyholder account balances...............................   24,764    27,298
  Other policyholder funds....................................      213       219
  Current income taxes payable................................       46        --
  Payables for collateral under securities loaned and other
     transactions.............................................    8,152     8,620
  Other liabilities...........................................      366       734
  Separate account liabilities................................   19,205    19,058
                                                                -------   -------
     Total liabilities........................................   70,359    72,266
                                                                -------   -------
STOCKHOLDERS' EQUITY:
Common stock, par value $2.50 per share; 40,000,000 shares
  authorized; 34,595,317 shares issued and outstanding at
  December 31, 2006 and 2005..................................       86        86
Additional paid-in capital....................................    7,123     7,180
Retained earnings.............................................      520       581
Accumulated other comprehensive income (loss).................     (314)     (414)
                                                                -------   -------
     Total stockholders' equity...............................    7,415     7,433
                                                                -------   -------
     Total liabilities and stockholders' equity...............  $77,774   $79,699
                                                                =======   =======




           See accompanying notes to condensed financial information.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE II

          CONDENSED FINANCIAL INFORMATION OF REGISTRANT -- (CONTINUED)
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

                                  (IN MILLIONS)

                                                               YEARS ENDED DECEMBER
                                                                        31,
                                                               --------------------
                                                                2006          2005
                                                               ------        ------
CONDENSED STATEMENTS OF INCOME
REVENUES
Premiums.....................................................  $  176        $  206
Universal life and investment-type product policy fees.......     381           185
Net investment income........................................   2,167         1,044
Equity in earnings of subsidiaries...........................     277           225
Other revenues...............................................      42            32
Net investment gains (losses)................................    (397)         (159)
                                                               ------        ------
  Total revenues.............................................   2,646         1,533
                                                               ------        ------
EXPENSES
Policyholder benefits and claims.............................     599           433
Interest credited to policyholder account balances...........     926           429
Other expenses...............................................     388           195
                                                               ------        ------
  Total expenses.............................................   1,913         1,057
                                                               ------        ------
Income before provision for income tax.......................     733           476
Provision for income tax.....................................     136            85
                                                               ------        ------
Net income...................................................  $  597        $  391
                                                               ======        ======




           See accompanying notes to condensed financial information.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE II

          CONDENSED FINANCIAL INFORMATION OF REGISTRANT -- (CONTINUED)
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

                                  (IN MILLIONS)

                                                               YEARS ENDED DECEMBER
                                                                       31,
                                                             -----------------------
                                                               2006           2005
                                                             --------       --------
CONDENSED STATEMENT OF CASH FLOWS
Net cash provided by operating activities..................  $    899       $  2,000
                                                             --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities.............................    22,406         18,453
     Equity securities.....................................       218            181
     Mortgage and consumer loans...........................       878            687
     Real estate and real estate joint ventures............       127             44
     Other limited partnership interests...................       537            152
  Purchases of:
     Fixed maturity securities.............................   (19,021)       (26,517)
     Equity securities.....................................       (62)            --
     Mortgage and consumer loans...........................    (1,870)          (460)
     Real estate and real estate joint ventures............       (53)            --
     Other limited partnership interests...................      (295)          (233)
  Net change in policy loans...............................        18              5
  Net change in short-term investments.....................     1,033            633
  Net change in other invested assets......................      (129)          (728)
  Other, net...............................................        (1)            17
                                                             --------       --------
Net cash provided by (used in) investing activities........  $  3,786       $ (7,766)
                                                             --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits..............................................  $  1,633       $  7,075
     Withdrawals...........................................    (4,936)        (8,682)
  Net change in payables for collateral under securities
     loaned and other transactions.........................      (468)         7,458
  Dividends on common stock................................      (917)            --
  Other, net...............................................       (37)           (61)
                                                             --------       --------
Net cash (used in) provided by financing activities........    (4,725)         5,790
                                                             --------       --------
Change in cash and cash equivalents........................       (40)            24
Cash and cash equivalents, beginning of period.............       331            307
                                                             --------       --------
CASH AND CASH EQUIVALENTS, END OF PERIOD...................  $    291       $    331
                                                             ========       ========
Supplemental disclosures of cash flow information:
  Net cash paid during the year for:
     Income tax............................................  $     88       $     51
                                                             ========       ========
  Non-cash transactions during the period:
     Contribution of other intangible assets, net of income
       tax.................................................  $    162       $     --
     Contribution of goodwill from MetLife, Inc. ..........  $     32       $     --
                                                             ========       ========


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE II

             NOTES TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT

1.  SUMMARY OF ACCOUNTING POLICIES

  BUSINESS

     "MICC" or the "Company" refers to MetLife Insurance Company of Connecticut (formerly, The Travelers Insurance Company), a Connecticut corporation incorporated in 1863 ("MetLife Connecticut"), and its subsidiaries, including MetLife Life and Annuity Company of Connecticut ("MLAC," formerly The Travelers Life and Annuity Company) and MetLife Investors USA Insurance Company ("MLI-USA"). The Company is a subsidiary of MetLife, Inc. ("MetLife"). The Company offers individual annuities, individual life insurance, and institutional protection and asset accumulation products.

     On July 1, 2005 (the "Acquisition Date"), MetLife Connecticut became a wholly-owned subsidiary of MetLife. MetLife Connecticut, together with substantially all of Citigroup Inc.'s ("Citigroup") international insurance businesses, excluding Primerica Life Insurance Company and its subsidiaries ("Primerica") (collectively, "Travelers"), were acquired by MetLife from Citigroup (the "Acquisition") for $12.1 billion. See Note 2 of the consolidated financial statements for further information on the Acquisition.

     On October 11, 2006, MetLife Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, entered into a Transfer Agreement ("Transfer Agreement"), pursuant to which MetLife Connecticut agreed to acquire all of the outstanding stock of MLI-USA from MLIG in exchange for shares of MetLife Connecticut's common stock. To effectuate the exchange of shares, MetLife returned 10,000,000 shares just prior to the closing of the transaction and retained 30,000,000 shares representing 100% of the issued and outstanding shares of MetLife Connecticut. MetLife Connecticut issued 4,595,317 new shares to MLIG in exchange for all of the outstanding common stock of MLI-USA. After the closing of the transaction, 34,595,317 shares of MetLife Connecticut's common stock are outstanding, of which MLIG holds 4,595,317 shares, with the remaining shares held by MetLife.

     The transfer of MLI-USA to MetLife Connecticut was a transaction between entities under common control. Since MLI-USA was the original entity under common control, for financial statement reporting purposes, MLI-USA is considered the accounting acquirer of MetLife Connecticut. Accordingly, financial information of the registrant has been provided for periods subsequent to the Acquisition Date only.

  BASIS OF PRESENTATION

     The condensed financial information of MetLife Connecticut should be read in conjunction with the Consolidated Financial Statements of MICC and the notes thereto (the "Consolidated Financial Statements"). These condensed nonconsolidated financial statements reflect the results of operations, financial condition and cash flows for MetLife Connecticut. Investments in subsidiaries are accounted for using the equity method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. The condensed statement of income and statement of cash flows for the year ended December 31, 2005 included herein reflect the full year of operating results for MLI-USA in equity in earnings of subsidiaries.

     MetLife Connecticut's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") except as stated above which requires management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to fair value measurements, the accounting for goodwill and identifiable intangible assets and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits, which may affect the amounts reported in the condensed financial statements and accompanying notes. Actual results could differ materially from these estimates.

     For information on the following, refer to the indicated Notes to the Consolidated Financial Statements of MICC:

     - Business, Basis of Presentation and Summary of Significant Accounting Policies (Note 1)

     - Acquisition of MetLife Insurance Company of Connecticut by MetLife, Inc. from Citigroup Inc. (Note 2)

     - Contingencies, Commitments and Guarantees (Note 12)

     - Equity (Note 14)

2.  SUPPORT AGREEMENT

     MetLife Connecticut entered into a net worth maintenance agreement with its indirect subsidiary, MetLife Europe Limited, an Irish company ("MetLife Europe"), in connection with MetLife Europe's formation. Under the agreement, MetLife Connecticut has agreed, without limitation as to amount, to cause MetLife Europe to have a minimum capital and surplus of the greater of EUR 14 million or an amount sufficient to provide solvency cover equal to 200% of the minimum solvency cover required by applicable law and regulation, as interpreted by the Irish Financial Services Regulatory Authority or any successor body, during MetLife Europe's first three years of operation and 150% thereafter, and liquidity necessary to enable it to meet its current obligations on a timely basis. At December 31, 2006, the capital and surplus of MetLife Europe was in excess of the minimum capital and surplus amount referenced above.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  SCHEDULE III

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
                     AS OF DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)

                                              DAC       FUTURE POLICY     POLICYHOLDER
                                              AND    BENEFITS AND OTHER      ACCOUNT      UNEARNED
SEGMENT                                      VOBA    POLICYHOLDER FUNDS     BALANCES     REVENUE(1)
-------                                     ------   ------------------   ------------   ----------
2006
Individual................................  $4,946         $ 3,769           $20,660        $260
Institutional.............................     165          12,895            14,496           3
Corporate & Other.........................      --           4,503               (57)         --
                                            ------         -------           -------        ----
                                            $5,111         $21,167           $35,099        $263
                                            ======         =======           =======        ====
2005
Individual................................  $4,753         $ 3,452           $21,403        $141
Institutional.............................     161          11,880            16,460           1
Corporate & Other.........................      --           4,305               (23)         --
                                            ------         -------           -------        ----
                                            $4,914         $19,637           $37,840        $142
                                            ======         =======           =======        ====
2004(2)...................................  $  678         $   149           $ 4,591        $  6
                                            ======         =======           =======        ====



--------

   (1) Amounts are included within the future policy benefits and other policyholder funds column.

   (2) Prior to the Acquisition of MetLife Connecticut by MetLife, MLI-USA operated as a single segment.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  SCHEDULE III

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)

                               PREMIUM                 POLICYHOLDER   AMORTIZATION OF
                               REVENUE        NET      BENEFITS AND     DAC AND VOBA       OTHER          PREMIUMS
                             AND POLICY   INVESTMENT     INTEREST        CHARGED TO      OPERATING         WRITTEN
SEGMENT                        CHARGES      INCOME       CREDITED      OTHER EXPENSES   EXPENSES(1)   (EXCLUDING LIFE)
-------                      ----------   ----------   ------------   ---------------   -----------   ----------------
2006
Individual.................    $1,462       $  985        $  984            $481            $564             $--
Institutional..............        89        1,449         1,097               6              10               9
Corporate & Other..........        25          405            27               1             111              25
                               ------       ------        ------            ----            ----             ---
                               $1,576       $2,839        $2,108            $488            $685             $34
                               ======       ======        ======            ====            ====             ===
2005(2)
Individual.................    $  997       $  530        $  641            $287            $353             $--
Institutional..............       133          712           627               1              29               9
Corporate & Other..........        13          196            22              --               8              13
                               ------       ------        ------            ----            ----             ---
                               $1,143       $1,438        $1,290            $288            $390             $22
                               ======       ======        ======            ====            ====             ===
2004(3)....................    $  168       $  207        $  171            $115            $ 64             $--
                               ======       ======        ======            ====            ====             ===



--------

   (1) Includes other expenses excluding amortization of deferred acquisition costs and value of business acquired charged to other expenses.

   (2) Includes six months of results for MetLife Connecticut and twelve months of results for MLI-USA.

   (3) Prior to the acquisition of MetLife Connecticut by MetLife, MLI-USA operated as a single segment.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE IV

                            CONSOLIDATED REINSURANCE
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)

                                                                                 % AMOUNT
                                                                                  ASSUMED
                                GROSS AMOUNT     CEDED    ASSUMED   NET AMOUNT    TO NET
                                ------------   --------   -------   ----------   --------
2006
Life insurance in force.......    $153,390     $119,281   $14,374     $48,483      29.6%
                                  ========     ========   =======     =======
Insurance premium
Life insurance................    $    323     $     72   $    21     $   272       7.7%
Accident and health...........         276          240        --          36        --%
                                  --------     --------   -------     -------
  Total insurance premium.....    $    599     $    312   $    21     $   308       6.8%
                                  ========     ========   =======     =======




                                                                                % AMOUNT
                                                                                 ASSUMED
                                GROSS AMOUNT    CEDED    ASSUMED   NET AMOUNT    TO NET
                                ------------   -------   -------   ----------   --------
2005
Life insurance in force.......    $126,362     $93,686   $16,921     $49,597      34.1%
                                  ========     =======   =======     =======
Insurance premium
Life insurance................    $    269     $    45   $    38     $   262      14.5%
Accident and health...........         144         125        --          19        --%
                                  --------     -------   -------     -------
  Total insurance premium.....    $    413     $   170   $    38     $   281      13.5%
                                  ========     =======   =======     =======




                                                                                % AMOUNT
                                                                                 ASSUMED
                                 GROSS AMOUNT    CEDED   ASSUMED   NET AMOUNT    TO NET
                                 ------------   ------   -------   ----------   --------
2004
Life insurance in force........     $4,310      $2,759     $--       $1,551        --%
                                    ======      ======     ===       ======
Insurance premium
Life insurance.................     $   13      $    4     $--       $    9        --%
                                    ------      ------     ---       ------
  Total insurance premium......     $   13      $    4     $--       $    9        --%
                                    ======      ======     ===       ======



     For the year ended December 31, 2006, both reinsurance ceded and assumed include affiliated transactions of $21 million. For the year ended December 31, 2005, reinsurance ceded and assumed include affiliated transactions of $12 million and $38 million, respectively. For the year ended December 31, 2004, both reinsurance ceded and assumed include affiliated transactions of $1 million.

                                     PART C

                                OTHER INFORMATION

ITEM 26. EXHIBITS

Exhibit
Letter    DESCRIPTION
-------   -----------
  a.1.    Resolution of the Board of Directors of MetLife Insurance Company of
          Connecticut effecting the establishment of the Registrant. Filed herewith

  a.2.    Resolution of the Board of Directors of The Travelers Life and Annuity
          Company authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit 1 to Registration Statement on Form
          S-6, File No. 033-88578, filed August 21, 1995.)

  b.      Not applicable.

  c.1. Distribution and Principal Underwriting Agreement among the Registrant, The Travelers Life and Annuity Company and Travelers
          Distribution LLC (Incorporated herein by reference to Exhibit c.1 to Post-Effective Amendment No. 3 to the Registration Statement on Form
          N-6, File No. 333-56958 filed February 7, 2003.)

  c.2. Specimen Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to Post-Effective Amendment No. 2 to the Registration
          Statement on Form N-4, File No. 333-65942 filed April 15, 2003.)

  c.3. Specimen Selling Agreement. (Incorporated herein by reference to Exhibit c.3. to Post-Effective Amendment No. 9 to the Registration
          Statement on Form N-6, File No. 333-96519 filed April 10, 2006.)

  c.4.    Agreement and Plan of Merger between MetLife Investors Distribution
          Company and MLI Distribution LLC dated as of October 20, 2006
          (Incorporated herein by reference to Exhibit c.4. to Post-Effective
          Amendment No. 12 to the Registration Statement on Form N-6, File No.
          333-96519, filed April 5, 2007.)

  c.5. Retail Sales Agreement between MetLife Investors Distribution Company and broker-dealers (Incorporated herein by reference to Exhibit c.5.
          to Post-Effective Amendment No. 12 to the Registration Statement on
          Form N-6, File No. 333-96519, filed April 5, 2007.)

  d.1. Form of Variable Life Insurance Policy. (Incorporated herein by reference to Exhibit 5 to Pre-Effective Amendment No. 1 to the
          Registration Statement on Form S-6, File No. 033-88578 filed August
          21, 1995.)

  d.2. Maturity Extension Rider. (Incorporated herein by reference to Exhibit d.1. to Post-Effective Amendment No. 11 to the Registration Statement on Form N-6, File No. 033-88578 filed April 29, 2005.)

  d.3. Name Change Endorsement. (Incorporated herein by reference to Exhibit d.15. to Post-Effective Amendment No. 9 to the Registration Statement on Form N-6, File No. 333-96519, filed April 10, 2006.)

  d.4.    Merger Endorsement. Filed herewith

  e. Application for Variable Life Insurance Policy. (Incorporated herein by reference to Exhibit 10 to Post-Effective Amendment No. 3 to the Registration Statement on Form S-6, File No. 033-88578 filed April 24,
          1998.)

  f.1.    Charter of The Travelers Insurance Company, as amended on October 19,
          1994.

          (Incorporated herein by reference to Exhibit 6(a) to the Travelers
          Separate Account TM for Variable Annuities' Registration Statement filed on Form N-4, File No. 333-40193, filed November 13, 1997.)

  f.2.    By-Laws of The Travelers Insurance Company, as amended on October 20,
          1994. (Incorporated herein by reference to Exhibit 6(b) to the Travelers Separate Account TM for Variable Annuities' Registration
          Statement filed on Form N-4, File No. 333-40193, filed November 13,
          1997.)

  f.3.    Certificate of Amendment to the Charter for the Travelers Insurance
          Company, as effective May 1, 2006. (Incorporated herein by reference to Exhibit 6(c) to the Post-Effective Amendment No. 14 to the
          Travelers Fund ABD for Variable Annuities Registration Statement filed on Form N-4, File No. 033-65343, filed April 6, 2006.)

  f.4.    Certificate of Correction to the Charter for the MetLife Insurance
          Company of Connecticut (Incorporated herein by reference to Exhibit
          6(d) to the Post-Effective Amendment No. 11 to the MetLife of CT
          Separate Account Nine for Variable Annuities Registration Statement filed on Form N-4, File No. 333-65343, filed October 31, 2007.)

  g. Reinsurance Contracts. (Incorporated herein by reference to Exhibit g to Post-Effective Amendment No. 3 to the Travelers Fund UL for
          Variable Life Insurance Registration Statement on Form N-6, File No.
          333-56952, filed February 7, 2003.)

  h.1. Form of Participation Agreement. (Incorporated herein by reference to Exhibit h to Post-Effective Amendment No. 3 to the Registration
          Statement on Form N-6, File No. 333-56952, filed February 7, 2003.)

  h.2.    Participation Agreement with Metropolitan Series Fund, Inc.
          (Incorporated herein by reference to Exhibit 8(e) to Post-Effective
          Amendment No. 11 to the MetLife of CT Separate Account Nine for
          Variable Annuities Registrant's Registration Statement on Form N-4,
          File No. 333-65926, filed October 31, 2007.)

  h.3. Participation Agreement with Met Investors Series Trust (Incorporated herein by reference to Exhibit h.3. to Post-Effective Amendment No. 9 to the Registrant's Registration Statement on Form N-6, File No.
          333-96519, filed April 10, 2006.)

  i.      Administrative Contracts. Not applicable.

  j.      None.

  k. Opinion of Counsel regarding the legality of securities being registered. Filed herewith.

  l. Actuarial Representation Letter. (Incorporated herein by reference to Exhibit l to Post-Effective Amendment No. 27 to the Registration
          Statement on Form N-6, File No. 002-88637, filed April 29, 2005.)

  m. Calculation Exhibit. (Incorporated herein by reference to Exhibit l to Post-Effective Amendment No. 11 to the Registration Statement on Form
          N-6, File No. 033-88578, filed April 29, 2005.)

  n.      Consent of Deloitte & Touche LLP, Independent Registered Public
          Accounting Firm. Filed herewith.

  o.      Omitted Financial Statements. Not applicable.

  p.      Initial Capital Agreements. Not applicable.

  q. Redeemability Exemption. (Incorporated herein by reference to Exhibit q to Post-Effective Amendment No. 27 to the Travelers Fund UL for
          Variable Life Insurance Registration Statement on Form N-6, File No.
          002-88637 filed April 29, 2005.)

  r.      Powers of Attorney for Michael K. Farrell, William J. Mullaney, Lisa
          M. Weber, Stanley J. Talbi and Joseph J. Prochaska, Jr. Filed herewith.

ITEM 27. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Principal Business Address:

     MetLife Insurance Company of Connecticut
     One CityPlace
     185 Asylum Street
     Hartford, CT 06103

NAME AND PRINCIPAL
BUSINESS ADDRESS           POSITIONS AND OFFICES WITH INSURANCE COMPANY
------------------         --------------------------------------------
Michael K. Farrell         Director and President
William J. Mullaney        Director
Lisa M. Weber              Director
Steven A. Kandarian        Executive Vice President and Chief Investment Officer
James L. Lipscomb          Executive Vice President and General Counsel
Joseph J. Prochaska, Jr.   Executive Vice President and Chief Accounting Officer
Stanley J. Talbi           Executive Vice President and Chief Financial Officer
Gwenn L. Carr              Senior Vice President and Secretary
Eric T. Steigerwalt        Senior Vice President and Treasurer

PRINCIPAL BUSINESS ADDRESS:

     The principal business address of each person shown above is MetLife, Inc., One MetLife Plaza, 27-01 Queens Plaza North, Long Island City, New York 11101, except that the principal business address for Steven A. Kandarian and Michael K. Farrell is 10 Park Avenue, Morristown, NJ 07962.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant is a separate account of MetLife Insurance Company of Connecticut under Connecticut insurance law. The Registrant and Depositor are ultimately controlled by MetLife, Inc., a publicly traded company. No person is controlled by the Registrant.

An organizational chart for MetLife, Inc. is as follows:

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                              AS OF SEPTEMBER 30, 2007

The following is a list of subsidiaries of MetLife, Inc. updated as of September 30, 2007. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.

A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Charleston (SC)

      5.    Entrecap Real Estate II, LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by Entrecap Real Estate II, LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            a)    PREFCO Vingt LLC (CT)

            b) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by Entrecap Real Estate II, LLC and 1% general partnership is held by PREFCO Vingt LLC.

     6.     Plaza Drive Properties, LLC (DE)

     7.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by Metropolitan Asset Management Corporation.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.27483% is owned by Metropolitan Asset Management Corporation and 0.01976% is owned by Metlife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. (Mexico) and 0.01% is owned by MetLife Pensiones S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

            c) Met3 SIEFORE, S.A. de C.V. (Mexico)- 99.9% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

      2.    Cova Life Management Company (DE)

O.    MetLife Investors Insurance Company (MO)

P.    First MetLife Investors Insurance Company (NY)

Q.    Walnut Street Securities, Inc. (MO)

R.    Newbury Insurance Company, Limited (BERMUDA)

S.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    Met Investors Advisory, LLC (DE)

      3.    MetLife Investors Financial Agency, Inc. (TX)

T.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Private Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.

      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99905% is owned by MetLife International Holdings, Inc. and 0.00095% is owned by Natiloporterm Holdings, Inc.

      5. Metropolitan Life Seguros de Retiro S.A. (Argentina)- 95.23% is owned by MetLife International Holdings, Inc. and 4.77% is owned by Natiloportem Holdings, Inc.

      6. Metropolitan Life Seguros de Vida S.A. (Argentina)- 95.2499% is owned by MetLife International Holdings, Inc. and 4.7473% is owned by Natiloportem Holdings, Inc.

      7. MetLife Insurance Company of Korea Limited (South Korea)- 21.22% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 78.78% is owned by Metlife International Holdings, Inc.

      8. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 74.5485235740% is owned by MetLife International Holdings, Inc. and 25.451476126% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.

      9.    MetLife Global, Inc. (DE)

      10. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      11.   MetLife Insurance Limited (United Kingdom)

      12.   MetLife General Insurance Limited (Australia)

      13.   MetLife Limited (United Kingdom)

      14. MetLife Insurance S.A./NV (Belgium) - 99.9% is owned by MetLife International Holdings, Inc. and 0.1% is owned by third parties.

      15.   MetLife Services Limited (United Kingdom)

      16. Siembra Seguros de Vida S.A. (Argentina) - 97.9327% is owned by MetLife International Holdings, Inc. and 2.0672% is owned by Natiloportem Holdings, Inc.

      17.   MetLife Insurance Limited (Australia)

            a)    MetLife Insurance and Investment Trust (Australia)

            b)    MetLife Investments Pty Limited (Australia)

            c)    MetLife Services (Singapore) PTE Limited (Australia)

      18. Siembra Seguros de Retiro S.A. (Argentina) - 96.8819% is owned by MetLife International Holdings, Inc. and 3.1180% is owned by Natiloportem Holdings, Inc.

      19. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      20. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by Metropolitan Life Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by Metropolitan Life Seguros de Retiro SA.

      21.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)

            c)    MetLife Fubon Limited (Japan)

U.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    GA Holding Corp. (MA)

      6.   Thorngate, LLC (DE)

      7.   Alternative Fuel I, LLC (DE)

      8.   Transmountain Land & Livestock Company (MT)

      9.   MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE). Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-BDR and 23rd Street Investments, Inc. is a 1% general partner.

            b) Mezzanine Investment Limited Partnership-LG (DE). 23rd Street Investments, Inc. is a 1% general partner of Mezzanine Investment Limited Partnership-LG. Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-LG.

      17.   Metropolitan Realty Management, Inc. (DE)

      18.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      19.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

        20.   Bond Trust Account A (MA)

        21.   Metropolitan Asset Management Corporation (DE)

            a) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 9% General Partnership interest is held by Metropolitan Asset Management Corporation and 90% Limited Partnership interest is held by Metropolitan Life Insurance Company.

            b) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 78.5% Limited Partnership interest is held by Metropolitan Life Insurance Company and 20.5% Limited Partnership interest is held by Metropolitan Asset Management Corporation.

            c) MetLife Investments Asia Limited (Hong Kong)- One share of MetLife Investments Asia Limited is held by W&C Services, Inc., a nominee of Metropolitan Asset Management Corporation.

            d) MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

            e) MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      22.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

            c)    Omega Reinsurance Corporation (AZ)

      23.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   GenAmerica Management Corporation (MO)

                 (2) Reinsurance Group of America, Incorporated (MO) - 52.8% is owned by General American Life Insurance Company.

                        (a)   Reinsurance Company of Missouri, Incorporated (MO)

                              (i)   Timberlake Financial, L.L.C. (DE)

                                    (A)   Timberlake Reinsurance Company II (SC)

                              (ii)  RGA Reinsurance Company (MO)

                                    (A)   Fairfield Management Group, Inc. (MO)

                                          (aa)  Reinsurance Partners, Inc. (MO)

                        (b)   RGA Worldwide Reinsurance Company, Ltd. (Barbados)

                        (c)   RGA Americas Reinsurance Company, Ltd. (Barbados)

                        (d)   RGA Reinsurance Company (Barbados) Ltd. (Barbados)

                              (i) RGA Financial Group, L.L.C. (DE)- 80% is owned by RGA Reinsurance Company (Barbados) Ltd. RGA Reinsurance Company also owns a 20% non-equity membership in RGA Financial Group, L.L.C.

                        (e)   RGA Life Reinsurance Company of Canada (Canada)

                        (f)   RGA International Corporation (Nova Scotia/Canada)

                        (g)   RGA Holdings Limited (U.K.) (United Kingdom)

                              (i)   RGA UK Services Limited (United Kingdom)

                              (ii)  RGA Capital Limited U.K. (United
                                    Kingdom)

                              (iii) RGA Reinsurance (UK) Limited (United
                                    Kingdom)

                              (iv) RGA Services India Private Limited (India) - Reinsurance Group of America Incorporated owns 99% of RGA Services India Private Limited and RGA Holdings Limited owns 1%.

                        (h)   RGA South African Holdings (Pty) Ltd. (South
                              Africa)

                              (i) RGA Reinsurance Company of South Africa Limited (South Africa)

                        (i)   RGA Australian Holdings PTY Limited (Australia)

                              (i)   RGA Reinsurance Company of Australia
                                    Limited (Australia)

                              (ii)  RGA Asia Pacific PTY, Limited (Australia)

                        (j) General American Argentina Seguros de Vida, S.A. (Argentina) - 95% of General American Argentina Seguros de Vida, S.A. is owned by Reinsurance Group of America, Incorporated and 5% is owned by RGA Reinsurance Company (Barbados) Ltd.

                        (k)   RGA Technology Partners, Inc. (MO)

                        (l)   RGA International Reinsurance Company (Ireland)

                        (m)   RGA Capital Trust I (DE)

                              (i)   RGA Global Reinsurance Company, Ltd.
                                    (Bermuda)

      24.   Corporate Real Estate Holdings, LLC (DE)

      25. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by Metropolitan Asset Management Corporation

      26.   MetLife Tower Resources Group, Inc. (DE)

      27.   Headland - Pacific Palisades, LLC (CA)

      28. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      29.   Krisman, Inc. (MO)

      30.   Special Multi-Asset Receivables Trust (DE)

      31.   White Oak Royalty Company (OK)

      32.   500 Grant Street GP LLC (DE)

      33. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      34.   MetLife Canada/MetVie Canada (Canada)

      35.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

            b)   MetLife Investment Funds Management LLC (NJ)

            c)   MetLife Associates LLC (DE)

      36.   Euro CL Investments LLC (DE)

      37.   MEX DF Properties, LLC (DE)

      38. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      39.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      40.   Housing Fund Manager, LLC (DE)

      41. MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC.

V.    MetLife Capital Trust II (DE)

W.    MetLife Capital Trust III (DE)

X. MetLife Insurance Company of Connecticut (Life Department) (Accident Department) (CT) 86.72% is owned by MetLife, Inc. and 13.28% is owned by MetLife Investors Group, Inc.

      1.    440 South LaSalle LLC (DE)

      2. Pilgrim Investments Oakmont Lane, LLC (DE) - 50% is owned by MetLife Insurance Company of Connecticut and 50% is owned by a third party.

      3. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      5.    Pilgrim Investments Highland Park, LLC (DE)

      6.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      7.    Metropolitan Canadian Property Ventures LLC (NY)

      8.    Euro TI Investments LLC (DE)

      9.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      10.   Hollow Creek, L.L.C. (CT)

      11. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut.

      12. One Financial Place Holdings, LLC (DE)-100% is owned in the aggregate by MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut.

      13.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

                  1) Tower Square Securities Insurance Agency of New Mexico, Inc. (NM)

                  2)    Tower Square Securities Insurance Agency of
                        Ohio, Inc. (OH) 99% is owned by Tower Square Securities, Inc.

      14.   TIC European Real Estate LP, LLC (DE)

      15.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               (i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      16.   Travelers European Investments LLC (CT)

      17.   Travelers International Investments Ltd. (Cayman Islands)

      18.   MetLife Life and Annuity Company of Connecticut (CT)

            a)    Euro TL Investments LLC (DE)

      19.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  1)    Panther Valley, Inc. (NJ)

      20. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut.

      21.   Tribeca Distressed Securities L.L.C. (DE)

      22.   MetLife Investors USA Insurance Comapny (DE)

      23.   MetLife Property Ventures Canada ULC (Canada)

Y.    MetLife Reinsurance Company of South Carolina (SC)

Z.    MetLife Investment Advisors Company, LLC (DE)

AA.   MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

BB.   MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           (i)   MetLife Services East Private Limited (India)

CC.   Soap Acquisition Corporation (NY)

The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

3) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

4) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

                                        7

ITEM 29. INDEMNIFICATION

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-778 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

The Depositor's ultimate parent, MetLife, Inc. has secured a Financial Institution Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife maintains Directors' and Officers' Liability with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter, as well as certain other subsidiaries of MetLife are covered.

RULE 484 UNDERTAKING

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30. PRINCIPAL UNDERWRITER

(a) MetLife Investors Distribution Company ("MLIDC")
    5 Park Plaza, Suite 1900
    Irvine, CA 92614

     Prior to October 20, 2006, the principal underwriter for the Policies was MLI Distribution LLC (formerly Travelers Distribution LLC), which merged with and into MetLife Investors Distribution Company.

MetLife Investors Distribution Company also serves as principal underwriter and distributor for the following investment companies:

MetLife of CT Fund ABD for Variable Annuities, MetLife of CT Fund ABD II for Variable Annuities, MetLife of CT Fund BD for Variable Annuities, MetLife of CT Fund BD II for Variable Annuities, MetLife of CT Fund BD III for Variable Annuities, MetLife of CT Fund BD IV for Variable Annuities, MetLife of CT Fund U for Variable Annuities, MetLife of CT Separate Account Five for Variable Annuities, MetLife of CT Separate Account Six for Variable Annuities, MetLife of CT Separate Account Seven for Variable Annuities, MetLife of CT Separate Account Eight for Variable

Annuities, MetLife of CT Separate Account Nine for Variable Annuities, MetLife of CT Separate Account Ten for Variable Annuities, MetLife of CT Separate Account Eleven for Variable Annuities, MetLife of CT Separate Account Twelve for Variable Annuities, MetLife of CT Separate Account Thirteen for Variable Annuities, MetLife of CT Separate Account Fourteen for Variable Annuities, MetLife Insurance Company of CT Variable Annuity Separate Account 2002, and MetLife Life and Annuity Company of CT Variable Annuity Separate Account 2002, MetLife of CT Separate Account PF for Variable Annuities, MetLife of CT Separate Account PF II for Variable Annuities, MetLife of CT Separate Account QP for Variable Annuities, MetLife of CT Separate Account QPN for Variable Annuities, MetLife of CT Separate Account TM for Variable Annuities, MetLife of CT Separate Account TM II for Variable Annuities, MetLife of CT Fund UL for Variable Life Insurance, MetLife of CT Fund UL II for Variable Life Insurance, MetLife of CT Fund UL III for Variable Life Insurance, MetLife of CT Variable Life Insurance Separate Account One, MetLife of CT Variable Life Insurance Separate Account Two, MetLife of CT Variable Life Insurance Separate Account Three, Metropolitan Life Variable Annuity Separate Account I and Metropolitan Life Variable Annuity Separate Account II, Metropolitan Series Fund, Inc., Met Investors Series Trust, MetLife Investors USA Separate Account A, MetLife Investors Variable Annuity Account One, MetLife Investors Variable Annuity Account Five, MetLife Investors Variable Life Account One, MetLife Investors Variable Life Account Five, First MetLife Investors Variable Annuity Account One, General American Separate Account Eleven, General American Separate Account Twenty- Eight, General American Separate Account Twenty- Nine, General American Separate Account Two, Security Equity Separate Account 26, Security Equity Separate Account 27, Metropolitan Life Separate Account E, Metropolitan Life Separate Account UL, Metropolitan Tower Separate Account One, Metropolitan Tower Separate Account Two, Paragon Separate Account A, Paragon Separate Account B, Paragon Separate Account C and Paragon Separate Account D.

(b) MetLife Investors Distribution Company is the principal underwriter for the Policies. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

NAME AND PRINCIPAL
BUSINESS ADDRESS         POSITIONS AND OFFICES WITH UNDERWRITER
------------------       --------------------------------------
Michael K. Farrell ***   Director
Elizabeth M. Forget **   Executive Vice President, Investment Fund Management & Marketing
Peter Gruppuso ****      Vice President, Chief Financial Officer
Paul A. LaPiana *        Executive Vice President, National Sales Manager
Craig W. Markham ****    Director
Richard C. Pearson *     Executive Vice President, General Counsel and Secretary
Eric T. Steigerwalt      Treasurer
Paul A. Sylvester *      President, national Sales Manager- Annuities & LTC
William J. Toppeta       Director
Edward C. Wilson *       Senior Vice President, Channel Head-Wirehouse

Unless otherwise noted, the principal business address of each person shown above is: MetLife, Inc., One MetLife Plaza, 27-01 Queens Plaza North, Long Island City, New York 11101

*    MetLife Investors, 5 Park Plaza, Suite 1900, Irvine, CA 92614

**   MetLife, 260 Madison Avenue, New York, NY 10016

***  MetLife, 10 Park Avenue, Morristown, NJ 07962

**** MetLife, 485-E US Highway 1 South, Iselin, NJ 08830

(c) Compensation From the Registrant

                                                     (3)
                                 (2)           Compensation on
         (1)              Net Underwriting    Events Occasioning       (4)            (5)
  Name of Principal         Discounts and     the Deduction of a    Brokerage        Other
     Underwriter             Commissions     Deferred Sales Load   Commissions   Compensation
  -----------------       ----------------   -------------------   -----------   ------------
MetLife Investors
   Distribution Company        $11.22                 $0                $0            $0

MLIDC, as the principal underwriter and distributor, did not receive any fees on the Policies. The Company paid compensation directly to broker-dealers who have selling agreements with MLIDC.

Tower Square Securities, Inc. provided certain limited services to MLIDC in the course of ordinary business as a principal underwriter to maintain its status as a broker-dealer in good standing with the NASD. Tower Square Securities, Inc. allocated such expenses to MLIDC.

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS

(1)  MetLife Insurance Company of Connecticut
     One Cityplace
     185 Asylum Street
     Hartford, Connecticut 06103-3415

(2)  Metropolitan Life Insurance Company
     501 Boylston Street
     Boston, Massachusetts 02116

ITEM 32. MANAGEMENT SERVICES

Not Applicable.

ITEM 33. FEE REPRESENTATION

MetLife Insurance Company of Connecticut hereby represents that the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MetLife Insurance Company of Connecticut.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on this 7th day of December, 2007.

                                        MetLife of CT Variable
                                        Life Insurance Separate Account One
                                        (Registrant)

                                        MetLife Insurance Company of Connecticut
                                        (Depositor)


                                        By: /s/ Paul L. LeClair
                                            ------------------------------------
                                            Paul L. LeClair
                                            Vice President and Actuary

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has duly caused this registration statement to be signed on its behalf by the undersigned duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on this 7th day of December, 2007.

                                        MetLife Insurance Company of Connecticut
                                        (Depositor)


                                        By: /s/ Paul L. LeClair
                                            ------------------------------------
                                            Paul L. LeClair
                                            Vice President and Actuary

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 7th day of December, 2007.



*Michael K. Farrell                     Director and President
-------------------------------------
Michael K. Farrell


*William J. Mullaney                    Director
-------------------------------------
William J. Mullaney


*Joseph J. Prochaska, Jr.               Executive Vice President and Chief
-------------------------------------   Accounting Officer
Joseph J. Prochaska, Jr.


*Stanley J. Talbi                       Executive Vice President and Chief
-------------------------------------   Financial Officer
Stanley J. Talbi


*Lisa M. Weber                          Director
-------------------------------------
Lisa M. Weber


*By: /s/ John E. Connolly, Jr.
     --------------------------------
     John E. Connolly, Jr.,
     Attorney-in-fact

* Executed by John E. Connolly, Jr. on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  EXHIBIT INDEX

Exhibit
 letter   DESCRIPTION
-------   -----------
  a.1.    Resolution of the Board of Directors of MetLife Insurance Company of
          Connecticut effecting the establishment of the Registrant.

  d.4.    Merger Endorsement

   k.     Opinion of Counsel

   n.     Consent of Deloitte & Touche LLP, Independent Registered Public
          Accounting Firm

   r.     Powers of Attorney